Form 10-K405, Exhibit 13
period 1994-12-31
UNION CARBIDE CORP /NEW/
filed 1995-03-10
CIK 100790

EXHIBIT 13

                 1994 Annual Report to Stockholders
Contents

  1  Financial Highlights
     Summary comparison of 1994 and 1993 results.

 2  Chairman's Letter
    Bob Kennedy recaps 1994 performance and discusses Carbide's strategic objectives and long-term outlook.

 4  President's Report
    Bill Joyce reviews 1994 operations and the major initiatives taken during the year to advance Carbide's business strategy.

 8  Principal Products and Services
    Carbide's products, services, major site locations and competitors.

10  Financial Index
    Management's discussion and analysis, financial statements and notes.

38  Corporate Information
    Important dates, names, addresses, telephone numbers and other information.

39  Directors, Corporate Officers
    Information on directors, corporate officers and other senior corporate staff.

40  A Chemical Glossary, Definition of Terms
    Definitions of chemical and nonchemical terms used in this report.


At a Glance
Union Carbide Corporation is a basic chemicals company with many of the industry's most advanced process technologies and some of the most cost-efficient, large-scale production facilities in the world. The company also produces and markets numerous specialty chemicals from manufactured or purchased chemicals, and targets sharply defined market segments for many of its technologies.
     Union Carbide buys liquefied petroleum gas and naphtha to make ethylene and propylene - basic building-block chemicals (also known as olefins). The company then uses state-of-the-art process technologies to convert manufactured and purchased ethylene and propylene into products that include polyethylene (the world's most widely used plastic); ethylene oxide/glycol and derivatives for surfactants, polyester fiber, resin and film, and automobile antifreeze; and one of the industry's broadest lines of resins, intermediates, emulsions and additives for the paints and coatings, cosmetic and personal care, adhesives, household, pharmaceutical, fuel and lube oil additives and agricultural products markets.
     Union Carbide also licenses certain of its key olefins-based technologies and offers other specialized technology licensing and services.

The leading Union Carbide end markets as a percentage of sales are:
Paints, coatings and adhesives                               23%
Packaging and consumer plastics                              19%
Wire and cable                                               10%
Textile                                                       8%
Household and personal care                                   7%
Automotive, including antifreeze                              6%
Agricultural and food                                         4%
Oil and gas                                                   4%
Industrial cleaners                                           3%

On the Cover
The linear low-density polyethylene molecule. Union Carbide is among the largest manufacturers of polyethylene, the world's most widely used plastic, and is the industry's leading licenser of polyethylene process technology.


Financial Highlights
Dollar amounts in millions (except per share figures)         1994       1993
For the Year
  Net sales                                               $  4,865   $  4,640
  Income available to common stockholders before
    accounting change                                          379        155
    Per common share - Primary                                2.44       1.00
  Cumulative effect of change in accounting principle            -        (97)
    Per common share - Primary                                   -      (0.64)
  Net income - common stockholders                             379         58
    Per common share - Primary                                2.44       0.36
    Per common share - Fully diluted(a)                       2.27          -
  Cash dividends                                               113        110
    Per common share                                          0.75       0.75
  Capital expenditures                                         409        395
At Year-End
  Total assets                                            $  5,028   $  4,689
  Total debt                                                   946        966
  UCC stockholders' equity                                   1,509      1,428
    Per common share                                         10.45       9.49
  Common shares outstanding (thousands)                    144,412    150,548
  Common stockholders of record                             55,049     58,795
  Employees                                                 12,004     13,051

a) Fully diluted per share amounts are not presented where amounts are antidilutive.


Chairman's Letter
Volume Growth, Competitive Advantage Spell Bright Prospects for the Decade

Nothing beats performance for validating a business strategy, and I'm pleased to report that Carbide's strategy of backing businesses with significant competitive advantage got a ringing endorsement from our 1994 performance.
     Net income available to shareholders from continuing operations rose 145 percent from the prior year to $379 million, and per share income climbed to $2.44 from $1.00.
     Stockholders had another good year as well. Carbide's share price rose more than 31 percent for the year to close at $29.38. The increase put our stock performance at the top of the Dow Jones list of 30 industrials for the second time in the past three years.
     As stockholders know, we've made progress over several years in the teeth of the worst chemical industry downturn in memory. We did it mainly through massive cost reductions - approaching $575 million at year-end - made possible by the drive and initiative of Carbide people, who worked long and hard to streamline our major work processes.
     In mid-1994 we began to get help from the marketplace. As supply and demand came into better balance in the second half, stronger pricing signaled that the worst of the cyclical downturn was behind us. But I'm confident that today's Carbide can post highly competitive financial results regardless of conditions in the chemical markets.
     Our operations are lean and efficient. Our people are working flat out, with a will to win bred of success. And we're keeping the pressure on costs through further work process improvements.
     With costs in line, our financial condition sound and returns exceeding our cost of capital, it is clearly time to expand in growing markets for our core operations.
     By spreading fixed costs over larger volumes, and further reducing variable costs, we reduce our total cost per pound of product. And when billions of pounds of product are involved, shaving just a little off the cost of each pound can mean significantly improved profitability and greater shareholder value.
     Several internal expansions underway will help. And large productivity gains will come from joint ventures, acquisitions and business extensions that accelerate growth. We've announced several that will add substantial capacity around the world, for an average investment cost far below the cost of building new, "greenfield" capacity.
     Our planned joint venture with Petrochemical Industries Company of Kuwait, for example, will have a total of more than 3 billion pounds of ethylene, polyethylene and ethylene glycol capacity when completed in 1997. With an advantaged feedstock position and the benefit of Carbide process technologies - so highly prized that they formed part of our equity - venture production costs should be among the lowest in the world.
     Two European joint ventures announced in 1994 will add substantial volumes in key operations.
     In one, we're joining with EniChem of Italy, Europe's co-leader in polyethylene production. The venture, which is subject to approval of the European Union, will own all of EniChem's polyethylene operations. Combined capacity of these facilities in Italy, France and Germany is about 3 billion pounds a year.
     In another venture, we've joined with Elf Atochem of France to produce and market specialty polyethylene compounds primarily for the wire and cable industry. The venture will operate about 600 million pounds per year of capacity in France by the end of 1995, plus new compounding capacity for wire and cable products.
     In a business extension we think has considerable potential for profitable growth, we announced plans to build a 200 million-pounds-per-year-capacity plant in Texas to produce ethylene/propylene rubber. The business is a new one for Carbide, but one we enter with a product and cost advantage based on our UNIPOL Process technology that could reshape the industry.
     And as the year ended, we agreed to purchase ethylene oxide derivatives operations with 330 million pounds of capacity - which we'll expand to about 600 million pounds - from Imperial Chemical Industries in London. The purchase will solidify our position as the industry's leading producer of these chemicals, used in fibers, resins, paints and personal care products.
     The combination of internal expansions and joint ventures will increase our polyethylene and ethylene glycol capacity by more than 50 percent to 10 billion pounds by 1997. All the additions will benefit our customers and fit neatly with our strategy. All support or extend operations in which Carbide already has a significant competitive advantage. All will be advantaged in their own right. And all are going forward when the chemical business cycle appears to be trending upward.
     Those who recall the deep pessimism many felt about Carbide's future after the tragedy in Bhopal, India, in 1984, and the takeover attempt a year later that shrank the company by half, will appreciate how much has changed since then. We are in some of the same basic businesses, but we are a different company in virtually everything but name.
     Dec. 3 marked the 10th anniversary of that terrible event, the result of sabotage by a disgruntled employee. Carbide only recently was allowed to sell its shares in its former Indian affiliate. Part of the proceeds will be used to build and operate a hospital in Bhopal. This is beyond the $470 million settlement paid to the Indian government in 1989.
     Another outcome, important for every community where chemicals are made, is the RESPONSIBLE CARE initiative adopted by Union Carbide and other chemical companies in 35 countries around the world. RESPONSIBLE CARE commits signatory companies to a rigorous set of codes and practices designed to improve environmental and safety performance.
     Carbide operating policies, safety and environmental reporting, and work with community advisory panels all reflect our commitment to those codes and practices. Write to our Public Affairs Department for a copy of Carbide's 1994 RESPONSIBLE CARE progress report.
     On a personal note, C. Peter McColough, who has served on the board with distinction since 1979, will not stand for reelection in accordance with the board's retirement policy. His wisdom, experience and unswerving support will be greatly missed.
     Also, as this report went to press I announced that I'll be ending my long and satisfying career with Union Carbide at the end of 1995. In passing the baton to President Bill Joyce, who will become chief executive officer in April and chairman of the board when I retire, I could not entrust the future of this great company to more capable hands.
Robert D. Kennedy
Feb. 22, 1995

(Contained within the Chairman's Letter is a picture of Robert D. Kennedy, Chairman and Chief Executive Officer and William H. Joyce, President and Chief Operating Officer, as well as a separate depiction of an ethylene oxide molecule.)


President's Report
Carbide Boosts Profitability, Accelerates Growth

As 1994 began, the chemical business cycle was still in the cellar, with prices and margins near their historic lows. Producers got some modest price relief in the second quarter for the simple reason that they could no longer withstand the huge losses of the past two years in their commodity operations.
     As the year wore on, the economies of the U.S. and other major markets picked up steam, driving up the demand for chemicals and boosting prices.
     At the same time, operating problems at several ethylene production facilities in the U.S. tightened raw material supplies, causing prices of polyethylene and ethylene glycol, the two highest-volume downstream chemicals, to move up in earnest. And Union Carbide, with substantial help from cost reductions and operating improvements, benefited handsomely as margins improved and sales volumes rose.
     Several years of declining margins in our largest ethylene-based commodity chemical operations - ethylene glycol and commodity polyethylene resins - overwhelmed even the massive cost reductions Carbide had achieved. But results improved substantially as margins began to rebound in the second half of the year. The businesses, which had been losing money, were profitable in the third and fourth quarters. Sales volume for the ethylene-based commodities group rose 6 percent compared to the prior year.
     Carbide's less cyclical businesses, which prospered during the downturn, also benefited from the improved economy. They accounted for 56 percent of volume and 75 percent of revenues in 1994. The group - consisting of industrial performance chemicals, solvents and intermediates, UCAR emulsion systems, specialty polymers and products, UNIPOL licensing and specialty polyolefins - continued to post a rate of return substantially above the cost of capital, a sure sign of robust health.
     Not enough can be said about the contribution Carbide people made to our improved performance. They are largely responsible for Carbide successfully completing our $575 million cost reduction program by year-end 1994. And at year-end they were operating our businesses with great efficiency, introducing promising new products and doing more for our customers, while further improving Carbide's environmental and safety performance.

Better Work Processes
     Over the past several years, continuous improvement - the notion that things can be done better and more efficiently no matter how well they were done before - has become ingrained in the Carbide culture. And several new initiatives were under way as 1994 ended.
     In one, we eliminated more than $70 million of engineering support and installation costs by simplifying the design and construction process, and by sharply curtailing engineering work that did not directly support the strategies of our individual businesses. The Engineering Excellence initiative is targeting additional reductions in engineering support costs, and has a capital cost reduction target for 1995 of about $100 million.
     In one such project, associated with our entry into the ethylene/ propylene rubber business, we expect to save nearly $30 million in capital costs by simplifying product handling systems and using off-the-shelf designs where possible instead of starting from scratch, among other improvements.
     Another initiative, called Pathfinder, seeks to reduce product distribution costs. Pathfinder eliminated $8 million of annualized costs in 1994 by finding more efficient ways of getting our products from the manufacturing plant to the customer. In one example, we expect to save $6 million a year through better scheduling and routing, and by ensuring optimum loads for the 37,000 railcar shipments Carbide makes each year. Optimum loads will mean fewer cars and trips, less cleaning and handling, and lower total freight costs.
     We are also applying the reengineering concept to Carbide's research and development work. Our scientists and technicians are exploring ways to reduce by nearly one-third the time it takes to get newly developed products to the marketplace. And they are looking at ways to test product viability at early stages of development, so they can halt work quickly when the market outlook is doubtful.
     Because we expect work process improvement to be a long-term effort, we have formed a team of Carbide people who are permanently assigned as reengineering consultants. Their job is to help any group in our system identify new opportunities to improve efficiency and reduce costs. With Carbide people replacing outside consultants, the cost of doing the reengineering will itself be reduced by some 55 percent.
     Along with improved efficiency and lower costs in 1994, many of our operations made important advances during the year.

Examples include:
     Several value-added polyethylene products introduced by UNIPOL Polymers, including a new line of TUFLIN-PLUS film resins with superior puncture- and tear-resistance for garbage bags and stretch wrap.
     An 18 percent increase in export sales of telecommunications and power cable compounds (by Specialty Polyolefins) mainly to the fast-growing markets of the Pacific Rim. And a 40 percent increase in sales of flame-retardant cable jacketing and insulation compounds to the maritime and building industries.
     Signing of another licensee in Asia (by our UNIPOL Systems group) for our UNIPOL Process technology, bringing the new total of Asian licensees to 28 and the new worldwide total to 67. Eleven licensees - in Indonesia, China, France, Ukraine and the U.S. - are scheduled to start up operations in the 1995-96 period. When they do, it is estimated that UNIPOL will account for 18.5 billion pounds of world polyethylene operating capacity, or 18 percent, and
5.6 billion pounds, or 11 percent, of world polypropylene capacity. Introduction in North America by Industrial Performance Chemicals of an
aircraft anti-icing fluid, called UCAR AAF Ultra. Independent laboratory simulations have shown that UCAR Ultra can prevent ice formation on aircraft surfaces for at least 90 minutes, nearly three times as long as competing materials. A great benefit to aircraft facing long takeoff delays in bad weather, UCAR Ultra increased Carbide's share of the anti-icing fluid market in 1994 from less than 10 percent to an estimated 50 percent.
     A 9 percent increase in sales volumes of latex emulsions to the architectural coatings and waterborne adhesives markets by UCAR Emulsion Systems, the result of sharper marketing focus on the industry's fastest-growing companies. An intensified marketing campaign in the Middle East and Southeast Asia that expanded sales volumes in those fast-growing markets by more than 10 percent.
     Completion of a plant in South Charleston, W.Va., for the manufacture of our line of TRITON specialty surfactants - chemicals that put the cleaning power in household and industrial detergents, and ensure even dispersal of color in paints and coatings. This state-of-the-art plant, operated by Industrial Performance Chemicals, nearly triples the number of specialty surfactants Carbide can produce.

Capacity Expansion
     With results improved, our strategies opening new opportunities, and employees working hard to make Carbide the preferred supplier in our industry, we are accelerating expansion of those operations in which we have a clear competitive advantage.
     For example, the new 650 million-pounds-per-year UNIPOL II polyethylene production facility under construction at Taft, La., is scheduled to come on stream in the second quarter of 1995. Its new resins will enable fabricators of industrial liner bags and construction film to make their products with 15 percent less raw material, or to make products 15 percent stronger with the same amount of raw material. And they can do so without costly modifications of their fabricating equipment.
     To help customers meet the growing demand for paints and cleaning compounds, we completed a 50 percent expansion of production capacity for Butyl CARBITOL and Butyl CELLOSOLVE solvents at Seadrift, Tex. We accomplished the expansion through technology modifications, with little capital expense.
     We increased capacity for making isophorone at our Institute, W.Va., plant by 30 percent. Isophorone is a specialty chemical used in paint and agricultural chemicals.
     We're building a new butanol facility at our Taft, La., plant that will incorporate the industry's lowest-cost technology and increase our total butanol capacity by more than 50 percent. Butanol is a key ingredient in paints, coatings and plasticizers. And to help customers keep up with growing demand for coatings and adhesives, we began an expansion of our vinyl acetate facility in Texas City, Tex., that will increase capacity by 25 percent when completed in 1995.
     Other significant expansions include: acrolein derivatives for animal feed supplements, fragrances and industrial chemicals; POLYOX water-soluble resins used in personal care products, pharmaceuticals and adhesives; polyvinyl acetate used for chewing-gum resins and thermoplastic additives; specialty ketones used in agricultural chemicals; and alkyl alkanolamines used in gas treating, pharmaceuticals and other markets.
     UOP, a company owned equally by Carbide and AlliedSignal, also made a good contribution to 1994 results, broadening its product line while positioning itself for further growth. UOP provides technology, catalysts and related products and services to the oil refining, petrochemical and gas industries.
     UOP is doubling worldwide capacity for beaded adsorbents - products that selectively adsorb many compounds - through a recently completed expansion at its facility in Reggio, Italy, and another expansion under way in Mobile, Ala. UOP also acquired Separex Membrane Systems from Hoechst Celanese in 1994, expanding its gas processing technology offerings. And in January 1995 it acquired UNOCAL's licensing business for process technology.
     All of these initiatives and expansions are occurring in operations with strong technology-based competitive advantages. Technology is also a key to the advantaged position we believe our new joint ventures will have at start-up.

New Ventures
     The largest of these, our planned joint venture with Petrochemical Industries Company of Kuwait, would combine a substantial raw materials advantage with our state-of-the-art polyethylene and ethylene glycol processing technologies. The combination will make the venture a formidable competitor in world markets. The Kuwait-based venture would have posted returns exceeding its cost of capital even at the lowest point of this latest cycle, which covered a span of about 7 years.
     Planning and financing for the venture are in the final stages. A Carbide management team is in place, contractors have been named and teams of Carbide and Kuwaiti engineers are making good progress on design and engineering of key units of the world-scale petrochemical complex. The venture is expected to start up in 1997.
     Our joint venture with EniChem of Italy, combining UNIPOL Process technology with EniChem's European production facilities and marketing network, will have all the earmarks of becoming Europe's leading and lowest-cost polyolefins producer. In February 1995 we announced board-of-director approval of the formation of the joint venture company, Polimeri Europa. The venture is subject to European Union approval.
     At year-end we completed a joint venture with Elf Atochem of France that also combines our technology and experience with our partner's manufacturing facilities. In this case we will license the venture to use our UNIPOL Process technology, which will double the output of existing facilities. Carbide will license other technology to the venture to produce compounds for the wire and cable industry in Europe.
     Our customers had asked us to establish a manufacturing presence in Europe, so along with the venture's competitive strength, we expect it will have a warm welcome. Carbide sales people in Europe will market the wire and cable compounds, while Atochem will market the venture's other products.
     A fourth joint venture, with Mitsui of Japan and Far Eastern Textile Limited of Taiwan, started up glycol production in September at a new, world-scale unit at our plant in Alberta, Canada. Production will supply Asia's fast-growing textile market. The unit combines raw material and technology advantages with a highly efficient distribution system.
We are also expanding through acquisitions, and through entry into related businesses.
     In October we announced that Carbide would enter the ethylene/ propylene rubber (EPDM) business with a substantial competitive advantage based on our UNIPOL Process technology. We expect that manufacturing costs, excluding monomer costs, will be about half of competitors', with investment cost well under half. In addition, substituting our granular product for the big blocks of material supplied by competitors using conventional technology will reduce customers' handling and processing costs several cents a pound. Production is scheduled to start up at our new, 200 million-pounds-per-year plant at Seadrift, Tex., in 1996.
     And at year-end 1994, Carbide announced its intention to acquire certain ethylene oxide derivatives operations in Europe from Imperial Chemical Industries of London. Carbide is the leading producer of oxide derivatives used in polyester fibers and film, paints, solvents, personal care products and detergents. The acquisition, completed in February 1995, establishes a strong presence for us in Europe, with potential for further expansion in a growing market. The newly acquired operations also double Carbide's brake fluid capacity, making us one of the world's leading suppliers.
     Carbide reduced its 50 percent interest in UCAR International, a noncore business, by half in January 1995.
The advances and expansions of 1994, and the hard work of the past several years that made them possible, have brought us measurably closer to our vision of Carbide as the low-cost, preferred supplier in our segment of the industry.
     Although Carbide's financial results will continue to reflect turns in the chemical business cycle, our performance in 1994 is solid evidence that we are a stronger company, better able to withstand the downturns and to profit from strong markets.

William H. Joyce
Feb. 22, 1995

(Contained within the President's Report is a depiction of a butanol molecule.)



Principal Products and Services

Olefins/Ethylene Oxide/Glycol/Derivatives
L.P. McMaster - Corporate VP, General Mgr., Ethylene Oxide/Glycol
G.D. Mounts - VP, General Mgr., Industrial Performance Chemicals
V.F. Villani - VP, General Mgr., Hydrocarbons

     Sales (in millions)
              1994      1993      1992
     ($)     1,253     1,093     1,100
     (%)        26        24        23

     Union Carbide manufactures about three-quarters of its ethylene requirements and more than one-half of its propylene requirements. Ethylene and propylene are the key raw materials for Union Carbide's olefins-chain businesses.
     Union Carbide is the world's leading producer of ethylene oxide/glycol and manufactures a broad range of derivatives. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants, antimicrobials and cold-sterilants. Ethylene glycol is used extensively in the production of polyester fiber, resin and film; automotive antifreeze and engine coolants; and a variety of freeze/thaw stabilizers, including UCAR aircraft and runway deicing and anti-icing fluids and NORKOOL coolants and UCARTHERM heat-transfer fluids. Other ethylene oxide-based glycol products include di-, tri-, and tetraethylene glycols used as chemical intermediates and in dehydrating natural gas. Ethylene oxide derivative products include CARBOWAX polyethylene glycols, with hundreds of uses as a processing aid in nearly all industries; ethanolamines for detergents, personal care products and in natural gas conditioning and refining; ethyleneamines for many industrial uses; TERGITOL and TRITON specialty surfactants for industrial and household cleaning products and personal care products; UCON fluids and lubricants; alkyl alkanolamines, and gas treating products, including UCARSOL and SELEXOL solvents.

Manufacturing Sites
Institute, W.Va.              Taft, La.
Prentiss, Alberta, Canada     Texas City, Tex.
Seadrift, Tex.                Washougal, Wash.
South Charleston, W.Va.       Wilton, U.K. (2/1/95)

Major Competitors
Saudi Basic Industries        Dow Chemical
Occidental Chemical           Huntsman
Shell Chemical


Polyolefins
F.D. Ryan - VP, General Mgr., Specialty Polyolefins
R.B. Staub - Corporate VP, General Mgr., UNIPOL Systems
P.T. Wright - Corporate VP, General Mgr., UNIPOL Polymers

     Sales (in millions)

              1994     1993     1992
     ($)     1,562    1,477    1,461
     (%)        32       32       30

     Union Carbide is a leading manufacturer of polyethylene, the world's most widely used plastic. The company also licenses its UNIPOL Process technology, the most cost-efficient and versatile method of manufacturing polyethylene and polypropylene.
     UNIPOL Polymers produces and markets linear low-density (LLDPE), medium-density (MDPE) and high-density (HDPE) polyethylenes used in high-volume applications such as housewares, milk and water bottles, grocery sacks, trash bags, packaging and industrial liners, and FLEXOMER very low-density resins, used to produce hose and tubing, and frozen-food bags and stretch wrap. UNIPOL Polymers also processes and markets postconsumer recycled polyethylene resins (under the CURBSIDE BLEND and PRISMA trademarks) used to produce plastic garbage cans and personal care product, bleach and detergent bottles. Specialty Polyolefins manufactures and markets worldwide polyolefin-based insulation, semiconducting and jacketing compounds for wire and cable applications. These include power distribution, telecommunications and flame-retardant power and control cables. UNIPOL Systems licenses UNIPOL Process technology to polyethylene and polypropylene producers worldwide, and it develops new process technology for the manufacture of other olefins-based polymers, such as ethylene/propylene rubber.

Manufacturing Sites
Boucherville, Quebec, Canada     Seadrift, Tex.
Bound Brook, N.J.                Taft (Star Plant), La.
Cubatao, Brazil

Major Competitors
Quantum Chemicals                Chevron Chemical
Dow Chemical                     Exxon Chemical
Novacor Chemical


Solvents, Intermediates and Emulsion Systems
J.F. Flynn - Corporate VP, General Mgr., Solvents and Intermediates G.E. Playford - Corporate VP, General Mgr., UCAR Emulsion Systems

     Sales (in millions)
              1994      1993      1992
     ($)     1,344     1,226     1,289
     (%)        27        26        26

     Union Carbide supplies one of the industry's broadest product lines of solvents, resins, intermediates, emulsions and additives.
     Solvents and Intermediates products include aldehydes, acids and alcohols, including high-quality synthetic and fermentation ethanol; esters; glycol ethers (CARBITOL and CELLOSOLVE solvents); ketones, and monomers (vinyl acetate and acrylics for waterborne coatings). Its principal customers are the paints and coatings industries, and many of its products are also used widely in cosmetics and personal care preparations, adhesives, household and institutional products, drugs and pharmaceuticals, fuel and lube oil additives, and agricultural products. The company's UNICARB System is a pollution-reducing, supercritical fluid technology that can cut costs and reduce volatile organic compounds in spray-applied coatings by up to 80 percent. Emulsion Systems products, found in exterior and interior house paints, include UCAR latex products (acrylics and vinyl-acrylics that impart enhanced staining, weather and scrub resistance to paints) and POLYPHOBE thickeners.

Manufacturing Sites
Alsip, Ill.                      Jebel Ali Free Trade Zone,
Batangas, Philippines            Dubai, United Arab Emirates
Bayamon, P.R.                    Nonthaburi, Thailand
Ekala, Sri Lanka                 Seadrift, Tex.
Garland, Tex.                    Seremban, Malaysia
Guangdong Province,              Somerset, N.J.
  People's Republic of China     Taft, La.
Guayaquil, Ecuador               Texas City, Tex.
Institute, W.Va.                 Torrance, Calif.
Jakarta, Indonesia               Tucker, Ga.
                                 Wilton, U.K. (2/1/95)

Major Competitors
Eastman Chemical                 Shell Chemical
Hoechst Celanese                 Rohm & Haas
BASF


Specialty Polymers and Products and UOP
E.J. Boros - VP, General Mgr., Specialty Polymers and Products
J.C. Soviero - Corporate VP and Chairman of UOP

Sales (in millions)(a)
            1994     1993      1992
     ($)     706      844     1,022
     (%)      15       18        21
(a) The OrganoSilicon business was included in results for the full year 1992 and in 1993 until its sale in July.

     Carbide manufactures and markets numerous specialty products. It targets sharply defined market segments for many of its technologies.
     Specialty Industrial Products includes acrolein derivatives, glutaraldehyde, vinyl methyl ether, ethylidene norbornene (ENB), specialty ketones and biocides used to control microorganisms in applications such as sterilants, water treatment, papermaking, metalworking, oil field operations and industrial preservatives. Performance Polymers includes POLYOX water-soluble resins used in personal care products, pharmaceuticals, inks and thermoplastics; and polyvinyl acetate resins used in chewing-gum resins, low-profile additives, NEULON polyester modifiers, fast-cure additives and pigmentable systems, and UCURE reactive modifiers. Coating Materials reaches markets for paints, coatings, inks, substrates and other materials for magnetic tape, food and beverage packaging, plastics and orthopedic materials. Its products include CELLOSIZE hydroxyethyl cellulose (HEC); UCAR solution vinyl resins; TONE caprolactone-based materials; and cycloaliphatic epoxides, including CYRACURE UV-curing products and FLEXOL plasticizers. Amerchol Corporation, a Union Carbide subsidiary, manufactures and sells a wide variety of lanolin-, glucose- and cellulose-based materials for personal care products.
     UOP, a company owned equally by Carbide and AlliedSignal Inc., is a leading international supplier of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas processing industries.

Manufacturing Sites
Antwerp, Belgium     Mamaroneck, N.Y.
Aratu, Brazil        South Charleston, W.Va.
Edison, N.J.         Taft, La.
Greensburg, La.      Texas City, Tex.
Henderson, Ky.       Vilvoorde, Belgium
Institute, W.Va.

Major Competitors
     Union Carbide's competitive position varies widely from one product/market segment to another. Competitors include a number of domestic and foreign companies, both diversified and specialized.

(Within the Principal Products and Services section, next to each table is a pie chart depicting each principal products and services' share of the total consolidated 1994 sales.)


Financial Index

11 Management's Discussion and Analysis
11 Results of Operations
16 Liquidity, Capital Resources and Other Financial Data
18 Quarterly Data
19 Selected Financial Data
20 Consolidated Statement of Income
21 Consolidated Balance Sheet
22 Consolidated Statement of Cash Flows
23 Consolidated Statement of Stockholders' Equity
24 Notes to Financial Statements
24 Note  1 - Summary of Significant Accounting Policies
25 Note  2 - Financial Instruments
27 Note  3 - Geographic Segment Information
27 Note  4 - Other Expense - Net
27 Note  5 - Spin-off of Praxair, Inc.
28 Note  6 - Income Taxes
29 Note  7 - Supplementary Balance Sheet Detail
30 Note  8 - Interest Costs
30 Note  9 - Companies Carried at Equity
30 Note 10 - Long-Term Debt
31 Note 11 - Convertible Preferred Stock
32 Note 12 - UCC Stockholders' Equity
32 Note 13 - Leases
33 Note 14 - Retirement Programs
35 Note 15 - Incentive Plans
35 Note 16 - Commitments and Contingencies
36 Note 17 - Subsequent Events
37 Management's Statement of Responsibility for Financial Statements 37 Independent Auditors' Report


Management's Discussion and Analysis
RESULTS OF OPERATIONS
Dollar amounts in millions
(except per share figures)          1994       1993       1992
Net sales                         $4,865     $4,640     $4,872
Operating profit(a)                  551        297        324
Interest expense                      80         70        146
Pre-tax income from
     continuing operations           471        227        178
Income from continuing
     operations                      389        165        119
Income from discontinued
     operations                        -          -         67
Cumulative effect of change
     in accounting principles(b)       -        (97)      (361)
Net income (loss) -
     common stockholders             379         58       (187)
Per share, primary:
     Continuing operations          2.44       1.00       0.76
     Discontinued operations           -          -       0.51
     Cumulative effect of change in
          accounting principles        -      (0.64)     (2.73)
Net Income (Loss)                   2.44       0.36      (1.46)
Per Share, Fully Diluted(c)         2.27          -          -

a) On April 27, 1994, stockholders voted to approve the merger of Union Carbide Corporation into Union Carbide Chemicals and Plastics Company Inc. As a result, operating profit is now calculated on a total consolidated basis. Prior years' totals have been restated to reflect this change.

b) Effective Jan. 1, 1993, the corporation adopted Financial Accounting Standard (FAS) 112, "Employers' Accounting for Postemployment Benefits." Effective Jan. 1, 1992, the corporation adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS 109, "Accounting for Income Taxes."

c) Fully diluted per share amounts are not presented where amounts are antidilutive.


Summary and Outlook

     In 1994, as well as in the preceding 2 years, Union Carbide's profitability benefited from on-going cost reduction programs, increasing sales volumes (exclusive of divestitures) and improved partnership and corporate joint venture results. Throughout most of the 3-year period, however, corporate results were negatively affected by record low margins in ethylene oxide/glycol and in polyethylene, the corporation's two largest volume products. Strong U.S. and world economic demand, as well as shortages in ethylene, caused selling prices for these product lines to increase beginning in the third quarter of 1994. These price increases, coupled with relatively stable raw material feedstock costs, led to improved margins in the second half of 1994.

Highlights of 1994 included:

     Completion of the corporation's $575 million cost reduction program. Start up of new ethylene oxide/glycol production facilities in Alberta (a joint venture with Asian partners) and new surfactant manufacturing facilities in South Charleston, W.Va.
     Formation of a 50-50 joint venture with Elf Atochem of Paris to manufacture and sell specialty polyethylene compounds for the European wire and cable industry.
     Announcement of a 50-50 joint venture with EniChem of Italy to develop, manufacture and sell polyethylene resins in Europe. The venture is subject to European Union approval.
Announcement of the acquisition of certain ethylene oxide derivatives businesses from Imperial Chemical Industries of London. This transaction was finalized on Feb. 1, 1995.
     Reduction by one-half of the corporation's 50 percent interest in UCAR International for before-tax cash proceeds of $347 million received in January 1995.
     Doubling the corporation's borrowing capacity to $1.2 billion through new lines of credit.

     The increased commodity product margins experienced in the second half of 1994 are expected to continue through at least the first half of 1995. Whether these trends continue beyond that will depend on the strength of U.S. and global economies as well as on the availability of ethylene supplies. Nonethylene chain businesses should continue to perform well, although any slowness in the overall economy may affect their profitability. The reduction of the corporation's interest in UCAR International will result in a material nonrecurring gain to be recorded in the first quarter of 1995. However, the corporation's share of ongoing future earnings from UCAR will be essentially eliminated.
     The corporation regularly reviews its assets with the objective of maximizing the deployment of resources in core operations. In this regard, UCC continues to consider strategies and/or transactions with respect to certain noncore assets and other assets not essential to the operation of the business that, if implemented, could result in material nonrecurring gains or losses.

Dollar amounts in millions     1994     1993     1992
Employees (year-end)         12,004   13,051   15,075
Employment costs
     (wages, benefits,
      payroll taxes)           $820     $886     $983


1994 Compared with 1993

     Sales revenues increased almost 5 percent from 1993 levels to $4.865 billion, based on a 7 percent increase in volumes. After decreasing through mid-year, average selling prices increased through the third and fourth quarters while raw material feedstock prices remained relatively stable throughout the year (averaging slightly less than in 1993). Export revenues from domestic operations have averaged approximately $565 million in each of the past 3 years.
     The corporation's variable margin (sales revenues less variable manufacturing and distribution costs) as a percentage of sales rose to 45.8 percent from 45.6 percent in 1993 reflecting an improvement in ethylene/glycol and polyethylene margins in the second half of 1994. Excluding the OrganoSilicon business (OSi), sold in July 1993, the 1993 variable margin would have been 45.0 percent. The corporation's gross margin (variable margin less fixed manufacturing and distribution costs) as a percentage of sales rose to 24.5 percent in 1994 as compared with 22.7 percent in 1993 (22.1 percent excluding OSi). Fixed manufacturing and distribution costs, excluding OSi, remained level versus 1993, notwithstanding the year-to-year increases in volume.
     Selling, administration and other expenses (SA&O) continued their downward trend as the corporation benefited from its ongoing cost reduction/work process improvement programs. SA&O decreased nearly 15 percent in 1994 (a 10 percent decline excluding OSi from the 1993 totals) and represented less than two-thirds of 1990 spending levels. Research and development expenses increased 5 percent (excluding OSi) as a result of a number of new developmental projects, including the ethylene/propylene rubber program.
     Operating profit in 1994 increased to $551 million from $297 million in 1993. Nonrecurring gains in 1994 of $81 million on the sale of a manufacturing site and distribution terminal in Hong Kong and $24 million on the sale of the corporation's preferred stock investment in its former OSi business offset charges of $24 million on the write-down and sale of the corporation's stockholding in Union Carbide India Limited, a $12 million loss on the sale of interests in a uranium mill and mines, and $74 million of litigation costs and other costs related to divested operations.

1993 Compared with 1992

     Sales revenues fell 5 percent from 1992 levels to $4.640 billion, largely a result of the sale of the OSi business in midyear 1993. The impact of a slight improvement in overall volume, excluding the OSi business, was offset by weaker pricing, particularly in ethylene glycol and polyethylene.
     The corporation's variable margin as a percentage of sales rose slightly in 1993 to 45.6 percent, from 45.5 percent in 1992. Weaker pricing in commodity product lines and the absence of margins from the OSi business in the second half of 1993 were offset by strong licensing results as well as reduced feedstock costs. The corporation's gross margin as a percentage of sales was 22.7 percent in 1993, the same as in 1992. After excluding the effect of the OSi sale, fixed manufacturing costs decreased 1 percent versus the prior year, more than offsetting inflation.
     SA&O continued to decline as a result of ongoing cost reduction/work process improvement programs. In 1993 SA&O totaled $340 million, down 11 percent compared with 1992 (a 5 percent decline excluding the OSi sale). Excluding OSi, research and development expenses declined modestly compared with 1992. In general, the corporation sought to use work process initiatives to improve research and development productivity rather than increasing expenditures.
     Operating profit fell 8 percent in 1993 to $297 million. This included a gain of $54 million from the sale of the OSi business and a gain of $8 million from the sale of a corporate aircraft, offset by a charge of $46 million from the shutdown of an ethylene oxide/glycol manufacturing facility at Montreal East, Quebec, Canada, a loss of $9 million on the sale of Vitaphore Corporation, a medical device company, and a loss of $9 million on the write-down of a Canadian business.

1992 Compared with 1991

     Sales of $4.872 billion were essentially flat compared with prior year sales of $4.877 billion. The impact of increasing volumes in most product lines, including ethylene glycol and polyethylene, was more than offset by declining prices.
     The corporation's variable margin decreased from 46.1 percent in 1991 to
45.5 percent in 1992 due to higher feedstock costs. Gross margin as a percentage of sales increased from 22.3 percent in 1991 to 22.7 percent in 1992, due to lower fixed manufacturing costs. In addition, the corporation realized overhead cost savings through tight cost controls and work process improvements in concert with the profit improvement program.
     Operating profit for 1992 was $324 million. This included a charge of $35 million for additional severance expense associated with the corporation's profit improvement program, and income of $25 million from the settlement of a patent infringement case. Operating profit for 1991 totaled $81 million, including charges of $165 million for severance and relocation costs, joint venture charges, legal costs and the sale and wind-down of the transformer retrofill service business of the Unison Transformer Services subsidiary.


Below is the data contained on the bar graphs on pages 12, 13 and 14 of Management's Discussion & Analysis.

(1)           Selling Price     Fixed Cost (cents/pound)
    1991            43.9             15.5
    1992            40.7             13.8
    1993            38.8             12.9
    1994            38.1             11.5

(2)                  Variable Margin
         Millions of Dollars    Percent of Sales
    1990        2,507                47.8
    1991        2,248                46.1
    1992        2,219                45.5
    1993        2,116                45.6
    1994        2,228                45.8

(3)      Fixed Costs - Millions of Dollars
            As Reported        Constant 1990 Dollars
    1990        1,768               1,768
    1991        1,723               1,660
    1992        1,649               1,545
    1993        1,544               1,409
    1994        1,462               1,299


(4)        Total Volume              Employee Productivity
         (Millions of Pounds)  (Thousands of Pounds per Employee)
    1991      11,102                       665
    1992      11,968                       794
    1993      11,956                       916
    1994      12,773                     1,064

(5)          Manufacturing and Distribution Period Costs
            As Reported            Constant 1990 Dollars
    1990       1,145                      1,145
    1991       1,158                      1,116
    1992       1,110                      1,040
    1993       1,065                        972
    1994       1,037                        921

(6)         Selling, Administration and Other Expenses
            As Reported          Constant 1990 Dollars
    1990         466                        466
    1991         408                        393
    1992         383                        359
    1993         340                        310
    1994         290                        257


Costs Relating to Protection of the Environment
     Worldwide costs relating to environmental protection continue to be significant, due primarily to increasingly stringent laws and regulations and to the corporation's commitment to industry initiatives such as RESPONSIBLE CARE, as well as to its own internal standards. In 1994 worldwide expenses of continuing operations related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $153 million. Expenses in 1993 and 1992 were $149 million and $150 million, respectively. In addition, worldwide capital expenditures relating to environmental protection in 1994 totaled $57 million, compared with $51 million and $82 million in 1993 and 1992, respectively.
     The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have arranged for treatment or disposal of hazardous substances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
     There are approximately 130 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1994, the corporation's accruals for environmental remediation totaled $297 million ($265 million in 1993). Approximately 46 percent of the accrual pertains to closure and postclosure costs for both operating and closed facilities. Additionally, environmental loss contingencies of $147 million in excess of amounts accrued existed at Dec. 31, 1994 ($115 million in 1993).
     Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1994 dollars, should average about $152 million annually over the next 5 years.
     Worldwide capital expenditures for environmental protection, also expressed in 1994 dollars, are expected to average about $53 million annually over the same period. Management anticipates that future annual costs for environmental protection after 1999 will continue at levels comparable to the 5-year average estimates.
     Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the 5-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position. However, such excess costs, if any, could have a material adverse effect on consolidated results of operations in a given quarter or year.

Litigation

     The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts and taxes. In addition, the corporation is one of a number of defendants named in an increasing number of lawsuits, some of which have more than one plaintiff, involving silicone gel breast implants. The corporation supplied bulk silicone materials to certain companies that at various times were involved in the manufacture of breast implants. These cases are discussed in more detail in the Commitments and Contingencies note to the financial statements. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims, in excess of provisions therefor, they will be charged to income in the future.

Interest Expense

     Interest expense rose $10 million in 1994 to $80 million due to rising interest rates. In 1993 interest expense totaled $70 million, a decrease of $76 million from 1992. The decrease resulted primarily from reduction and refinancing of debt and benefits of lower rates from interest rate hedging activity.

Partnerships and Corporate Joint Ventures

     The corporation has for many years participated in a number of businesses through 50 percent-owned partnerships and corporate joint ventures. On a combined basis, the unconsolidated sales of these entities exceeded $2.8 billion in 1994. The most significant of these businesses include:

Partnerships:
UOP - a worldwide supplier of process technology catalysts, molecular sieves and adsorbents.
Petromont - a Canadian polyolefins producer.
Union Carbide/Shell Polypropylene - a U.S.-based producer of specialty polypropylene and licenser of polypropylene technology.
World Ethanol - a U.S.-based supplier of ethanol.

Corporate Joint Ventures:
UCAR International - a worldwide supplier of carbon and graphite electrodes and carbon specialties. Effective Jan. 26, 1995, the corporation's ownership interest in UCAR International was reduced to 25 percent.
Nippon Unicar - a Japan-based producer of commodity and specialty polyolefins.

     Following is a summary of partnership and corporate joint venture results for the past 3 years.

Dollar amounts in millions     Partnerships           Corporate Joint Ventures
                          1994     1993     1992       1994     1993     1992
Combined sales          $1,616   $1,445   $1,527     $1,206   $1,144   $1,061
UCC share of
  partnership income        98       67       60          -        -        -
UCC share of net income
  (loss)of corporate
  joint ventures             -        -        -         55       16      (14)
UCC share of dividends
  and distributions         83       82       64         45       10        -

     Partnership income increased during the 3-year period, largely due to improved results from the polyethylene and polypropylene partnerships. Earnings from UOP, our largest partnership, remained relatively stable over the period. The significant improvement in UCC share of net income of corporate ventures was largely due to improved results from UCAR.
     On Dec. 31, 1994, the corporation and Elf Atochem of Paris concluded the formation of a new partnership to produce and sell specialty polyolefins in Europe. The corporation has also announced a planned joint venture with Petrochemical Industries of Kuwait to produce ethylene, polyethylene and ethylene oxide/glycol in Kuwait, as well as approval of the formation, subject to European Union approval, of a joint venture with EniChem of Italy to produce ethylene and polyethylene in Italy, France and Germany. In addition, in late 1994, a new joint venture with Mitsui of Japan and Far Eastern Textile Limited of Taiwan started up a 660 million-pound-per-year-capacity ethylene glycol plant in Alberta, Canada.

Provision for Income Taxes

     The effective tax rate for 1994 decreased to 29.1 percent from 34.4 percent in 1993 as a result of lower taxes for operations outside the U.S. (1993 was unusually high due to taxes provided on the sale of certain OSi international subsidiaries) and a reduction for state and local income taxes. The corporation's tax rate of 25.3 percent in 1992 reflected research and development credits, foreign sales corporation benefits, reduced taxes from joint venture partnerships and income from foreign affiliates taxed at lower than statutory rates.

Income from Discontinued Operations
     Income from discontinued operations for 1992 included the net income of Praxair for the first six months of 1992, prior to the June 30 spin-off. At that time Praxair became a separate public company.

Accounting Changes
     In 1994 the corporation adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of the adoption was immaterial. In 1993 the corporation recorded a noncash after-tax charge of $97 million as a result of adopting FAS 112. The charge represents the cumulative effect of the accounting standard and is set forth separately in the Consolidated Statement of Income. In 1992 the corporation recorded a noncash after-tax charge of $360 million as a result of adopting FAS 106 and a tax charge of $1 million as a result of adopting FAS 109.


LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA
Cash Flow from Operations
     Cash flow from operations increased by $104 million to $561 million in 1994, as compared with 1993, primarily due to a significant increase in operating earnings partially offset by working capital increases consistent with increased sales.

Cash Flow from (Used for) Investing
     Cash flow from (used for) investing includes capital expenditures, investments, proceeds from the sale of assets and businesses and net cash received from Praxair.
     Capital expenditures totaled $409 million in 1994, compared with $395 million in 1993 and $359 million in 1992. Major domestic capital projects in 1994 include the UNIPOL II unit at Taft (Star Plant), La., the butanol unit at Taft, La., a bulk chemicals storage facility in Bedford Park, Ill., and the TRITON surfactants unit at the South Charleston, W.Va., facility.
     Over the past 3 years, 34 percent of capital expenditures was directed at new capacity, 48 percent to cost reduction and replacement, and 18 percent to environmental, safety and health facilities. Of these expenditures, 90 percent were in the U.S. and Puerto Rico.
     Investments during 1994 totaling $16 million included a $26 million investment in a Brazilian ethylene company and a return of investment of $30 million from a financing affiliate. Investments during 1993 totaled $39 million, including a $13 million investment in Petromont. Investments in 1992 included $30 million to a financing affiliate.
     Proceeds from sale of fixed and other assets in 1994 of $138 million include $84 million from the sale of the Hong Kong terminal property and $13 million from the divestiture of the corporation's specialty electronic materials business and its interest in a Zimbabwe mining and smelting operation. Proceeds from the sale of investments included $86 million from the sale of the corporation's preferred stock investment in OSi.
     In 1993 proceeds from the sale of fixed and other assets included $220 million related to the sale of the OSi business and $18 million from the sale of a corporate aircraft. In 1992 proceeds included receipt of $50 million from a licensee in settlement of a receivable and $9 million relating to the sale of an aircraft. Proceeds from the sale of investments in 1992 included $44 million from the sale of the corporation's investment in a casualty insurance company, $32 million from the sale of a Canadian investment and $17 million from the remaining interest in KEMET Electronics.
     At Dec. 31, 1994, the cost of completing authorized construction projects was estimated to be $406 million, of which $30 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.
     During 1995 the corporation will make significant investments in joint ventures. The cost of these investments is expected to be funded from operating cash flows as well as proceeds from the UCAR transaction.

Cash Flow Used for Financing
     Cash flow used for financing includes stockholder dividends, funds used to buy back common stock and debt reduction, offset in part by proceeds from sales of common stock pursuant to the corporation's dividend reinvestment plan and its employee savings and incentive programs.
     Cash flow used for financing in 1994 totaled $360 million compared to $378 million in 1993 and $1.041 billion in 1992. Over the past 3 years, cash totaling $1.233 billion was used to reduce debt to its present level of $946 million. In addition, pursuant to resolutions of the board of directors, the corporation has periodically repurchased shares of its common stock. In 1994,
11.6 million shares were repurchased for $337 million at an average effective price of $29.03 per share. In the previous year, 3.7 million shares were repurchased for $70 million at an average effective price of $18.87 per share.
     On Nov. 4, 1994, the corporation entered into 2 new credit agreements with a group of banks, replacing an existing $600 million agreement. One of the new agreements provides the corporation with $1 billion in credit for the next 5 years, and the other agreement provides $200 million for 364 days. Several options are available to borrow at various rates on a revolving basis. At Dec. 31, 1994, there were no outstanding borrowings under the credit agreements.

Debt Ratios
Total debt outstanding at year-end for the past 3 years was:

Dollar amounts in millions     1994      1993       1992
Domestic                       $862      $895     $1,274
International                    84        71        197
Total                          $946      $966     $1,471

Year-end ratios of total debt to total capital were:
                               1994      1993       1992
Debt ratio                     38.2%     40.3%      54.3%

     Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and UCC stockholders' equity.



Quarterly Data
Union Carbide Corporation and Subsidiaries
Millions of dollars                       1Q       2Q      3Q      4Q    Year
1994
  Net sales                           $1,126  $ 1,177  $1,252  $1,310  $4,865
  Cost of sales                          856      906     953     958   3,673
  Gross profit                           270      271     299     352   1,192
  Depreciation and amortization           67       67      69      71     274
  Net income                              63       73      96     157     389
  Net income - common stockholders        61       70      94     154     379
1993
  Net sales                           $1,193   $1,244  $1,130  $1,073  $4,640
  Cost of sales                          892      969     889     839   3,589
  Gross profit                           301      275     241     234   1,051
  Depreciation and amortization           76       68      66      66     276
  Net income before accounting change     42       41      38      44     165
  Cumulative effect of change in
    accounting principle                 (97)       -       -       -     (97)
  Net income (loss) - common
    stockholders                         (57)      38      36      41      58

Dollars per common share                  1Q       2Q      3Q      4Q    Year
1994
  Primary net income                  $ 0.39   $ 0.44  $ 0.61  $ 1.01  $ 2.44
  Fully diluted net income              0.37     0.42    0.57    0.93    2.27
  Cash dividends                        0.1875   0.1875  0.1875  0.1875  0.75
  Market price - high(a)               26.13    28.63   35.88   35.13   35.88
  Market price - low(a)                21.75    21.50   26.00   26.38   21.50
1993
  Primary income from continuing
    operations                        $ 0.28   $ 0.24  $ 0.23  $ 0.26  $ 1.00
  Cumulative effect of change in
    accounting principle               (0.69)       -       -       -   (0.64)
  Primary net income (loss)            (0.41)    0.24    0.23    0.26    0.36
  Fully diluted net income(b)              -     0.24    0.22    0.25       -
  Cash dividends                        0.1875   0.1875  0.1875  0.1875  0.75
  Market price - high(a)               18.00    20.63   19.50   23.13   23.13
  Market price - low(a)                16.00    17.63   17.63   19.25   16.00
a)  Prices are based on New York Stock Exchange Composite Transactions.
b) Fully diluted per share amounts are not presented where amounts are antidilutive.


Selected Financial Data
Union Carbide Corporation and Subsidiaries
Dollar amounts in millions (except per share figures),
year ended December 31,(a)                           1994     1993     1992
From the Income Statement
  Net sales                                        $4,865   $4,640   $4,872
  Cost of sales                                     3,673    3,589    3,764
  Research and development                            136      139      155
  Selling, administration and other expenses          290      340      383
  Depreciation and amortization                       274      276      293
  Interest on long-term and short-term debt            80       70      146
  Partnership income (loss)                            98       67       60
  Pre-tax income (loss) from continuing operations    471      227      178
  Provision (credit) for income taxes                 137       78       45
  UCC share of net income (loss) from
    corporate investments carried at equity            55       16      (14)
  Income (loss) from continuing operations            389      165      119
  Income from discontinued operations                   -        -       67
  Cumulative effect of change in accounting
    principles                                          -      (97)    (361)
  Net income (loss) - common stockholders             379       58     (187)
  Per common share
    Primary          - Income (loss) from
                         continuing operations     $ 2.44   $ 1.00   $ 0.76
                     - Net income (loss)             2.44     0.36    (1.46)
    Fully diluted(b) - Income from
                         continuing operations     $ 2.27   $    -   $    -
                     - Net income                    2.27        -        -
From the Balance Sheet (At Year-End)
  Net current assets of continuing operations      $  329   $  233   $   66
  Total assets                                      5,028    4,689    4,941
  Long-term debt                                      899      931    1,113
  Other long-term obligations                         537      378      277
  Total capital                                     2,479    2,395    2,710
  UCC stockholders' equity                          1,509    1,428    1,238
  UCC stockholders' equity per common share         10.45     9.49     9.32
Other Data
  Cash dividends on common stock                   $  113   $  110   $  114
  Cash dividends per common share                    0.75     0.75     0.875
  Special distribution per common share                 -        -    15.875
  Market price per common share - high(c)           35.88    23.13    17.13(d)
  Market price per common share - low(c)            21.50    16.00    10.88(d)
  Common shares outstanding (thousands)           144,412  150,548  132,865
  Capital expenditures                                409      395      359
  Employees - continuing operations                12,004   13,051   15,075
Selected Financial Ratios
  Total debt/total capital                           38.2%    40.3%    54.3%
  Return on capital(e)                               18.0%     7.7%     6.9%
  Income from continuing operations/
    average UCC stockholders' equity                 26.5%    12.4%     6.8%
  Cash dividends on common stock/income
    from continuing operations                       29.0%    66.7%    95.8%
Dollar amounts in millions (except per share figures),
year ended December 31,(a)                                    1991     1990
From the Income Statement
  Net sales                                                 $4,877   $5,238
  Cost of sales                                              3,787    3,876
  Research and development                                     157      157
  Selling, administration and other expenses                   408      466
  Depreciation and amortization                                287      278
  Interest on long-term and short-term debt                    228      269
  Partnership income (loss)                                    (22)      70
  Pre-tax income (loss) from continuing operations            (147)     365
  Provision (credit) for income taxes                          (50)     130
  UCC share of net income (loss) from
    corporate investments carried at equity                    (21)     (42)
  Income (loss) from continuing operations                    (116)     188
  Income from discontinued operations                          107      120
  Cumulative effect of change in accounting principles           -        -
  Net income (loss) - common stockholders                      (28)     308
  Per common share
    Primary          - Income (loss) from
                         continuing operations              $(1.06)  $ 1.34
                     - Net income (loss)                     (0.22)    2.19
    Fully diluted(b) - Income from
                         continuing operations              $    -   $ 1.34
                     - Net income                                -     2.13
From the Balance Sheet (At Year-End)
  Net current assets of continuing operations               $  209   $    7
  Total assets                                               6,826    7,389
  Long-term debt                                             1,160    2,058
  Other long-term obligations                                  428      357
  Total capital                                              4,694    5,338
  UCC stockholders' equity                                   2,239    2,373
  UCC stockholders' equity per common share                  17.55    18.88
Other Data
  Cash dividends on common stock                            $  126   $  138
  Cash dividends per common share                             1.00     1.00
  Special distribution per common share                          -        -
  Market price per common share - high(c)                    22.63    24.88
  Market price per common share - low(c)                     15.13    14.13
  Common shares outstanding (thousands)                    127,607  125,674
  Capital expenditures                                         400      381
  Employees - continuing operations                         16,705   17,722
Selected Financial Ratios
  Total debt/total capital                                    52.0%    54.0%
  Return on capital(e)                                           -      8.4%
  Income from continuing operations/
    average UCC stockholders' equity                             -      7.9%
  Cash dividends on common stock/income
    from continuing operations                                   -     73.4%
Dollar amounts in millions (except per share figures),
year ended December 31,(a)                                    1989     1988
From the Income Statement
  Net sales                                                 $5,613   $5,525
  Cost of sales                                              3,909    3,696
  Research and development                                     143      124
  Selling, administration and other expenses                   442      394
  Depreciation and amortization                                261      255
  Interest on long-term and short-term debt                    268      172
  Partnership income (loss)                                     82       95
  Pre-tax income (loss) from continuing operations             780      978
  Provision (credit) for income taxes                          257      381
  UCC share of net income (loss) from
    corporate investments carried at equity                     27       33
  Income (loss) from continuing operations                     530      608
  Income from discontinued operations                           43       54
  Cumulative effect of change in accounting principles           -        -
  Net income (loss) - common stockholders                      573      662
  Per common share
    Primary          - Income (loss) from
                         continuing operations              $ 3.76   $ 4.48
                     - Net income (loss)                      4.07     4.88
    Fully diluted(b) - Income from
                         continuing operations              $ 3.63   $ 4.29
                     - Net income                             3.92     4.66
From the Balance Sheet (At Year-End)
  Net current assets of continuing operations               $   22   $   14
  Total assets                                               7,355    7,327
  Long-term debt                                             2,060    2,271
  Other long-term obligations                                  572      594
  Total capital                                              5,319    4,805
  UCC stockholders' equity                                   2,383    1,836
  UCC stockholders' equity per common share                  16.83    13.34
Other Data
  Cash dividends on common stock                            $  140   $  155
  Cash dividends per common share                             1.00     1.15
  Special distribution per common share                          -        -
  Market price per common share - high(c)                    33.25    28.38
  Market price per common share - low(c)                     22.75    17.00
  Common shares outstanding (thousands)                    141,578  137,602
  Capital expenditures                                         483      380
  Employees - continuing operations                         18,032   17,258
Selected Financial Ratios
  Total debt/total capital                                    49.9%    56.1%
  Return on capital(e)                                        21.2%    24.5%
  Income from continuing operations/
    average UCC stockholders' equity                          25.1%    39.4%
  Cash dividends on common stock/income
    from continuing operations                                26.4%    25.5%

a) The OrganoSilicon business was included in the results of the corporation until its sale in July 1993. b) Fully diluted per share amounts are not presented where amounts are antidilutive. c) Prices are based on New York Stock Exchange Composite Transactions. d) On June 30, 1992, the corporation completed the spin-off of Praxair, distributing to holders of common stock one share of Praxair common stock for each share of UCC common stock. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high for the year before the spin-off was $29.63; the low before the spin-off was $20.13. e) Return on capital is computed by dividing income by beginning of year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income from minority interests. Capital consists of the components described below, adjusted for the corporation's Praxair-related assets and the cumulative effect of the changes in accounting principles.

Total debt consists of short-term debt, long-term debt and current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and UCC stockholders' equity.


Consolidated Statement of Income
Union Carbide Corporation and Subsidiaries
Millions of dollars (except per share figures), year ended December 31,      1994     1993     1992
Net Sales                                                                  $4,865   $4,640   $4,872
  Cost of sales, exclusive of depreciation and amortization
    shown separately below                                                  3,673    3,589    3,764
  Research and development                                                    136      139      155
  Selling, administration and other expenses                                  290      340      383
  Depreciation and amortization                                               274      276      293
  Interest on long-term and short-term debt                                    80       70      146
  Partnership income                                                           98       67       60
  Other expense - net                                                          39       66       13
Income Before Provision for Income Taxes - Continuing Operations              471      227      178
    Provision for income taxes                                                137       78       45
Income of Consolidated Companies - Continuing Operations                      334      149      133
  Plus: UCC share of net income (loss) from
    corporate investments carried at equity                                    55       16      (14)
Income from Continuing Operations                                          $  389   $  165   $  119
  Income from discontinued operations, net of income taxes and
    minority interest                                                           -        -       67
Net Income Before Cumulative
  Effect of Change in Accounting Principles                                $  389   $  165   $  186
  Cumulative effect of change in accounting principles                          -      (97)    (361)
Net Income (Loss)                                                             389       68     (175)
  Preferred stock dividends, net of income taxes                               10       10       12
Net Income (Loss) - Common Stockholders                                    $  379   $   58   $ (187)
Earnings per Common Share
  Primary - Income from continuing operations                              $ 2.44   $ 1.00   $ 0.76
          - Income from discontinued operations                            $    -   $    -   $ 0.51
          - Cumulative effect of change in accounting principles           $    -   $(0.64)  $(2.73)
          - Net income (loss) - common stockholders                        $ 2.44   $ 0.36   $(1.46)
  Fully diluted(a)                                                         $ 2.27   $    -   $    -
Cash Dividends Declared per Common Share                                   $ 0.75   $ 0.75   $0.875

a)  Fully diluted per share amounts are not presented where amounts are antidilutive.

The Notes to Financial Statements on pages 24 through 36 should be read in conjunction with this statement.

Consolidated Balance Sheet
Union Carbide Corporation and Subsidiaries

Millions of dollars at December 31,                            1994      1993
Assets
  Cash and cash equivalents                                  $  109    $  108
  Notes and accounts receivable                                 898       689
  Inventories                                                   390       385
  Prepaid expenses                                              217       247
Total Current Assets                                          1,614     1,429
  Property, plant and equipment                               5,889     5,626
  Less: Accumulated depreciation                              3,347     3,206
Net Fixed Assets                                              2,542     2,420
  Companies carried at equity                                   418       437
  Other investments and advances                                 88       137
Total Investments and Advances                                  506       574
  Other assets                                                  366       266
Total Assets                                                 $5,028    $4,689

Liabilities and Stockholders' Equity
  Accounts payable                                           $   326   $  310
  Short-term debt                                                 28       24
  Payments to be made within 1 year on long-term debt             19       11
  Accrued income and other taxes                                 179      189
  Other accrued liabilities                                      733      662
Total Current Liabilities                                      1,285    1,196
  Long-term debt                                                 899      931
  Postretirement benefit obligation                              488      489
  Other long-term obligations                                    537      378
  Deferred credits                                               242      230
  Minority stockholders' equity in consolidated subsidiaries      24        1
  Convertible preferred stock - ESOP                             148      150
  Unearned employee compensation - ESOP                         (104)    (114)
  UCC stockholders' equity
    Common stock
      Authorized - 500,000,000 shares
      Issued - 154,609,669 shares                                155      155
    Additional paid-in capital                                   369      366
    Equity adjustment from foreign currency translation          (59)     (84)
    Retained earnings                                          1,333    1,067
                                                               1,798    1,504
    Less: Treasury stock, at cost - 10,197,367 shares
      (4,062,189 in 1993)                                        289       76
Total UCC Stockholders' Equity                                 1,509    1,428
Total Liabilities and Stockholders' Equity                    $5,028   $4,689

The Notes to Financial Statements on pages 24 through 36 should be read in conjunction with this statement.


Consolidated Statement of Cash Flows
Union Carbide Corporation and Subsidiaries
Increase (Decrease) in Cash and Cash Equivalents
Millions of dollars, year ended December 31,          1994     1993     1992
Operations
  Income from continuing operations                $   389  $   165  $   119
  Noncash charges (credits) to net income
    Depreciation and amortization                      274      276      293
    Deferred income taxes                               31      (34)     (44)
    Other noncash charges                               88       65        8
  Investing debits to net income                      (100)     (52)     (59)
  Working capital(a)                                  (151)      (9)       2
  Long-term assets and liabilities                      30       46      (39)
Cash Flow from Operations                              561      457      280
Investing
  Capital expenditures                                (409)    (395)    (359)
  Investments                                          (16)     (39)     (69)
  Sale of investments                                   87       29      101
  Sale of fixed and other assets                       138      266      132
  Net cash transferred from Praxair, Inc.                -        -    1,066
Cash Flow from (Used for) Investing                   (200)    (139)     871
Financing
  Change in short-term debt (3 months or less)           8     (263)    (260)
  Proceeds from short-term debt                         43        -      203
  Repayment of short-term debt                         (48)     (36)    (222)
  Proceeds from long-term debt                          18      320      324
  Repayment of long-term debt                          (36)    (262)  (1,022)
  Issuance of common stock                             111       57       73
  Purchase of common stock                            (337)     (70)       -
  Repurchase of convertible preferred stock              -        -     (202)
  Repayment of loan by ESOP                              -        -      202
  Payment of dividends                                (126)    (124)    (130)
  Other                                                  7        -       (7)
Cash Flow Used for Financing                          (360)    (378)  (1,041)
  Effect of exchange rate changes on cash
    and cash equivalents                                 -       (3)      (3)
    Change in cash and cash equivalents                  1      (63)     107
    Cash and cash equivalents beginning-of-year        108      171       64
Cash and Cash Equivalents End-of-Year              $   109  $   108  $   171
Cash Paid for Interest and Income Taxes
     Interest (net of amount capitalized)          $    89  $    67  $   174
     Income taxes                                  $    74  $    44  $    59

a) Net change in working capital by component (excluding cash and cash equivalents, and due from Praxair, deferred income taxes and short-term debt):
                                                      1994     1993     1992
  (Increase) decrease in current assets
     Notes and accounts receivable                 $  (206) $     5  $    73
     Inventories                                       (22)      11       71
     Prepaid expenses                                  (19)      16      (13)
  Increase (decrease) in payables and accruals          96      (41)    (129)
  Working capital                                  $  (151) $    (9) $     2

The Notes to Financial Statements on pages 24 through 36 should be read in conjunction with this statement.


Consolidated Statement of Stockholders' Equity
Union Carbide Corporation and Subsidiaries
                                                      1994                        1993                        1992
                                                Shares     Millions         Shares     Million          Shares     Millions
                                         (in thousands)  of dollars  (in thousands)  of dollars  (in thousands)  of dollars
Common Stock
Balance at January 1                           154,610       $  155        135,513       $  136        130,256       $  130
Issued:
     For the Dividend Reinvestment
     and Stock Purchase Plan                                      -            134            -            483            1
     For employee savings
     and incentive plans                                          -          2,463            2          4,742            5
     Conversion of debentures                                     -         16,500           17             32            -
Balance at December 31                         154,610       $  155        154,610       $  155        135,513       $  136
Additional Paid-in Capital
Balance at January 1                                         $  366                      $  100                      $   33
Proceeds from the sale of put options                             3                           1                           -
Reclassification of put option obligations                       (3)                         (2)                          -
Issued:
     For the Dividend Reinvestment and
     Stock Purchase Plan                                          1                           2                           9
     For employee savings and incentive plans                     2                          19                          58
     Conversion of debentures                                     -                         246                           -
Balance at December 31                                       $  369                      $  366                      $  100
Equity Adjustment from Foreign
     Currency Translation
Balance at January 1                                         $  (84)                     $  (71)                     $   (8)
     Translation and other adjustments                            7                         (11)                        (47)
     Praxair spin-off                                             -                           -                         (16)
     Sale of businesses                                          18                          (2)                          -
Balance at December 31                                       $  (59)                     $  (84)                     $  (71)
Retained Earnings
Balance at January 1                                         $1,067                      $1,119                      $2,130
     Net income (loss) - common stockholders                    379                          58                        (187)
     Dividends on spin-off of Praxair                             -                           -                        (710)
     Cash dividends on common stock                            (113)                       (110)                       (114)
Balance at December 31                                       $1,333                      $1,067                      $1,119
Less: Treasury Stock
Balance at January 1                             4,062       $   76          2,649       $   46          2,649       $   46
Common Stock repurchase program                 11,624          337          3,688           71              -            -
Issued:
     For the Dividend Reinvestment and
     Stock Purchase Plan                          (275)          (6)          (322)          (6)             -            -
     For employee savings and incentive plans   (5,214)        (118)        (1,953)         (35)             -            -
Balance at December 31                          10,197       $  289          4,062       $   76          2,649       $   46
Total Stockholders' Equity                                   $1,509                      $1,428                      $1,238

The Notes to Financial Statements on pages 24 through 36 should be read in conjunction with this statement.


Notes to Financial Statements

1. Summary of Significant Accounting Policies
Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in 20 percent-to 50 percent-owned companies and partnerships are carried at equity in net assets. Other investments are carried generally at cost.
     On April 27, 1994, stockholders voted to approve the merger of Union Carbide Corporation (UCC) into Union Carbide Chemicals and Plastics Company Inc. (UCC&P). The merger was effective May 1, 1994. Immediately after the merger, UCC&P had the same consolidated assets, liabilities and stockholders' equity as the corporation. UCC&P changed its name to Union Carbide Corporation.

Accounting and Reporting Changes - Effective Jan. 1, 1994, the corporation adopted Financial Accounting Standard (FAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of the adoption of FAS 115 was immaterial. Effective Jan. 1, 1993, the corporation adopted FAS 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change in the method of accounting for postemployment benefits is reported in the 1993 Consolidated Statement of Income. Effective Jan. 1, 1992, the corporation adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS 109, "Accounting for Income Taxes." The cumulative effects of the changes in the method of accounting for postretirement benefits and income taxes are reported in the 1992 Consolidated Statement of Income.

Foreign Currency Translation - Unrealized gains and losses resulting from translating foreign subsidiaries' assets and liabilities into U.S. dollars generally are accumulated in an equity account on the balance sheet until such time as the subsidiary is sold or substantially or completely liquidated, except for Latin America. Translation gains and losses relating to operations located in Latin American countries, where hyperinflation exists, are included in the income statement until hyperinflation ceases.

Financial Instruments - Financial instruments are used to hedge financial risk caused by fluctuating interest and currency rates. The amounts to be paid or received on interest rate swap agreements and forward rate agreements (FRAs) that hedge debt accrue and are recognized over the lives of the agreements. Gains and losses on foreign currency forward contracts and foreign currency options used to hedge firm commitments are deferred and recognized as part of the related foreign currency transactions.
     Interest rate swaps and FRAs, which are designated to offset earnings fluctuations due to cyclical business conditions, and foreign currency forward contracts, which are designated to offset earnings fluctuations from anticipated foreign currency cash flows, are marked to market and the results recognized immediately as other income or other expense.

Cash Equivalents - The corporation considers as cash equivalents all highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories - Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
     Approximately 65 percent of inventory amounts before application of the LIFO method at Dec. 31, 1994 (66 percent at Dec. 31, 1993) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $275 million and $287 million higher than reported at Dec. 31, 1994, and Dec. 31, 1993, respectively.

Fixed Assets - Fixed assets are carried at cost. Expenditures for replacements are capitalized, and the replaced items are retired. Gains and losses from the sale of property are included in income.
     Depreciation is calculated on a straight-line basis. The corporation and its subsidiaries generally use accelerated depreciation methods for tax purposes where appropriate.

Patents, Trademarks and Goodwill - Amounts paid for purchased patents and newly acquired businesses in excess of the fair value of the net assets of such businesses have been charged to patents, trademarks and goodwill. The portion of such amounts determined to be attributable to patents is amortized over their remaining lives, while trademarks and goodwill are amortized over the estimated period of benefit, generally 5 to 20 years.

Research and Development - Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($13 million in 1994, $12 million in 1993 and $13 million in 1992).

Income Taxes - Provisions have been made, pursuant to FAS 109, for deferred income taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations.

Environmental Costs - Environmental expenditures are expensed or capitalized as appropriate, depending on their future economic benefit. Expenditures relating to an existing condition caused by past operations and having no future economic benefits are expensed. Environmental expenditures include site investigation, physical remediation, operation and maintenance, and legal and administrative costs. Environmental accruals are established for sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. Where the estimate is a range and no amount within the range is a better estimate than any other amount, the corporation accrues the minimum amount in the range.

Retirement Programs - The cost of pension benefits under the U.S. Retirement Program is determined by an independent actuarial firm using the projected unit credit actuarial cost method, with an unrecognized net asset at Jan. 1, 1986, amortized over 15 years. Contributions to this program are made in accordance with the regulations of the Employee Retirement Income Security Act of 1974.
     Pursuant to FAS 106, the cost of postretirement benefits are recognized on the accrual basis over the period in which employees become eligible for benefits.

Earnings per Common Share - Primary earnings per common share is computed by dividing net income (loss) - common stockholders, excluding tax benefits related to unallocated preferred stock dividends, by the weighted average number of common shares outstanding during the year and common stock equivalents related to dilutive stock options. Fully diluted earnings per common share is computed by dividing adjusted net income (loss) - common stockholders by the weighted average number of common shares outstanding, common stock equivalents related to dilutive stock options, and common shares issuable upon conversion of debentures and convertible preferred stock.


2. Financial Instruments
Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

Cash, Short-Term Receivables and Accounts Payable - At Dec. 31, 1994 and 1993, the carrying amounts approximate fair value because of the short maturity of these instruments. The corporation had foreign currency forward contracts of $67 million at Dec. 31, 1994, hedging fluctuations in short-term foreign currency receivables and payables by offsetting the effects of currency changes in these accounts. Deferred gains and losses on these contracts are not material.

Investments - The corporation's investments in equity companies, partnerships and other businesses generally involve joint ventures for which it is not practicable to determine fair values. The corporation purchased a currency option ($50 million notional amount, expiring March 1995) to hedge partially a committed foreign currency transaction related to an investment in a joint venture.

Long-Term Receivables - The fair values of long-term receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair values approximate the carrying value of $200 million and $96 million reported in the Consolidated Balance Sheet at Dec. 31, 1994 and 1993, respectively.

Debt - The corporation uses various types of financial instruments to manage exposure to financial market risk caused by interest rate fluctuations. Such instruments include interest rate swaps and FRAs. See Note 10 for a discussion of debt instruments.

Other Financial Instruments - Interest rate swaps and FRAs, which were designated to offset earnings fluctuations due to cyclical business conditions, were carried at fair market value. At Dec. 31, 1993, the net notional amount of interest rate swaps was $615 million and the net notional amount of related FRAs was $1.3 billion. In the first half of 1994, as the risk of cyclically higher interest rates increased, the corporation unwound its positions in these instruments, resulting in a before-tax charge to Other expense - net of $9 million.
     Outstanding foreign currency forward contracts used as a means of offsetting earnings fluctuations from anticipated foreign currency cash flows totaled $182 million at Dec. 31, 1994 ($269 million at Dec. 31, 1993). During 1994 their fair values averaged a $1 million loss. Total net losses associated with these contracts were $6 million.

Carrying and Fair Values - The carrying values and fair values of the corporation's investments, receivables and debt financial instruments at Dec. 31, 1994 and 1993 are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt). Individually and in total, other derivative positions, interest rate swaps, FRAs and open forward currency contracts and options had a nominal carrying amount and fair value. Put stock options on equity securities are discussed in Note 12.

At December 31,                         1994                   1993
Millions of dollars
                               Carrying      Fair     Carrying      Fair
Assets (liabilities)             Amount     Value       Amount     Value
Investments and receivables       $ 288     $ 288        $ 233     $ 237
Debt(a)
     Short and long-term debt     $(946)    $(896)       $(966)    $(991)
     Debt-related derivative
               instruments -
          Swap positions              -        (1)           -        30
          FRA positions               -         -            -         2
          Net debt                $(946)    $(897)       $(966)    $(959)

a)  See Note 10.


3. Geographic Segment Information
Millions of dollars
Net Sales                            1994       1993       1992
United States & Puerto Rico(a)     $3,535     $3,443     $3,529
Canada                                136        130        137
Europe                                474        454        550
Latin America                         218        241        222
Far East & Other                      502        372        434
     International operations       1,330      1,197      1,343
Total UCC Consolidated             $4,865     $4,640     $4,872

a) Includes export sales of $532 million in 1994 ($604 million in 1993 and $560 million in 1992).


Operating Profit (Loss)(a)         1994      1993      1992
United States & Puerto Rico       $ 433     $ 299     $ 285
Canada                               14       (53)      (16)
Europe                               12        18        13
Latin America                        16         6         8
Far East & Other                     74(b)     28        31
     International operations       116        (1)       36
     Inter-segment eliminations       2        (1)        3
Total Operating Profit            $ 551     $ 297     $ 324
Less: Interest Expense              (80)      (70)     (146)
Income Before Provision
     for Income Taxes             $ 471     $ 227     $ 178

a) Due to the merger between UCC & UCC&P (see Note 1), operating profit is calculated on a total consolidated basis; prior years' totals have been restated to reflect this change.
b) Includes an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong and a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited.


Identifiable Assets               1994       1993       1992
United States & Puerto Rico     $3,777     $3,579     $3,575
Canada                             259        263        367
Europe                             305        255        316
Latin America                      203        140        151
Far East & Other                   272        210        213
  International operations       1,039        868      1,047
  Inter-segment eliminations        (7)       (28)       (53)
Total Identifiable Assets       $4,809     $4,419     $4,569
Other                              219        270        372
Total Assets                    $5,028     $4,689     $4,941


4. Other Expense - Net
The following is an analysis of Other expense - net:
Millions of dollars             1994     1993     1992
(Gains) losses on sales and
  disposals of businesses
  and other assets(a)           $(67)    $ 14     $(45)
Foreign currency adjustments      16       31       24
Severance                          -        -       35
Interest income from Praxair       -        -      (31)
Other(b)                          90       21       30
                                $ 39     $ 66     $ 13

a) Includes for 1994 an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong; a $24 million gain on a preferred stock investment in OSi; a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited; and a $12 million loss on the sale of the corporation's interest in a uranium mill and certain uranium mines. Includes for 1993 a $54 million gain from the sale of OSi; a $46 million charge from the shut-down of an ethylene oxide/glycol manufacturing facility at Montreal East, Quebec, Canada; a $9 million loss on the sale of a medical device company; a $9 million loss on the write-down of a Canadian business; and a gain of $8 million on the sale of a corporate aircraft. Includes for 1992 gains of $34 million on the sale of the corporation's investments in a casualty insurance company and $8 million on the sale of a corporate aircraft.
b) Includes for 1994 $74 million for litigation costs and other costs related to divested operations. Includes $7 million, $10 million and $21 million, in 1994, 1993 and 1992, respectively, related to discontinued and noncore businesses.


5. Spin-off of Praxair, Inc.
On June 30, 1992, the corporation completed the spin-off of its industrial gases subsidiary, Praxair, Inc. Under the terms of the spin-off, UCC distributed to its holders of common stock 1 share of Praxair common stock and an associated Praxair common stock purchase right for each share of UCC common stock. The conversion prices of the corporation's convertible preferred stock and common stock purchase rights were adjusted for the dilutive effects of the spin-off (see Notes 11 and 12). For the first 6 months of 1992, Praxair had sales of $1.315 billion, provision for income taxes of $43 million and net income of $67 million.


6. Income Taxes
The following is a summary of the U.S. and non-U.S. components of Income before provision for income taxes - continuing operations:
Millions of dollars                   1994     1993     1992
Income (loss) before provision
  for income taxes:
    U.S.                              $362     $235     $147
    Non-U.S.                           109       (8)      31
                                      $471     $227     $178

The following is an analysis of income tax expense:
                                                   1994               1993               1992
Millions of dollars                          Current  Deferred  Current  Deferred  Current  Deferred
U.S. Federal income taxes                       $ 77       $46     $ 60      $(21)     $45      $(28)
U.S. business and research and
experimentation tax credits                      (10)        -      (9)         -       (5)        -
U.S. state and local taxes based on income         4        (2)     19          2       18        (4)
Non-U.S. income taxes                             35       (13)     42        (15)      31       (12)
                                                $106       $31    $112       $(34)     $89      $(44)
Provision for Income Taxes -
Continuing Operations                                 $137              $78                $45


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
                                                       1994                        1993
                                             Deferred        Deferred     Deferred        Deferred
Millions of dollars                            Assets     Liabilities       Assets     Liabilities
Depreciation and amortization                   $   -            $354         $  -            $320
Postretirement benefits other than pensions       221               -          214               -
Postemployment benefits and severance costs        25               -           62               -
Environmental and litigation                      147               -          124               -
Sale/leaseback and related deferrals               45               -           47               -
Other                                             177             216          170             205
Gross deferred tax assets and liabilities        $615            $570         $617            $525
Net Deferred Tax Asset                                   $45                           $92



     Net noncurrent deferred tax liabilities of $91 million ($78 million in 1993) are included in Deferred credits in the Consolidated Balance Sheet. Net current deferred tax assets of $129 million ($170 million in 1993) are included in Prepaid expenses. Net noncurrent deferred tax assets of $7 million (none in 1993) are included in Other assets. In 1994 there were $6 million in non-U.S. net operating loss carryforwards included in the deferred tax assets above. There were $8 million at Dec. 31, 1993, offset by a valuation allowance of $2 million. There were no alternate minimum tax credit carryforwards in 1994 ($10 million were included in deferred tax assets in 1993).
     Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $374 million at Dec. 31, 1994 ($350 million at Dec. 31, 1993). Determination of deferred taxes related to these earnings is not practicable.
     The consolidated effective income tax rate was 29.1 percent in 1994, 34.4 percent in 1993 and 25.3 percent in 1992. An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income before provision for income taxes
- - continuing operations is as follows:

                                  Percent of pre-tax income
                                  1994     1993     1992
Tax at statutory Federal rate     35.0%     35.0%     34.0%
Taxes related to operations
     outside the U.S.                -       3.1      (0.4)
U.S. state and local taxes
     based on income               0.2       5.7       5.6
Foreign sales corporation         (2.8)     (4.0)     (6.7)
Business credits                  (2.1)     (4.0)     (2.8)
Other, net                        (1.2)     (1.4)     (4.4)
                                  29.1%     34.4%     25.3%


7. Supplementary Balance Sheet Detail
Millions of dollars at December 31,       1994     1993
Notes and Accounts Receivable
Trade                                   $  726   $  555
Other                                      183      146
                                           909      701
Less: Allowance for doubtful accounts       11       12
                                        $  898   $  689
Inventories
Raw materials and supplies              $  103   $  104
Work in process                             41       52
Finished goods                             246      229
                                        $  390   $  385
Property, Plant and Equipment
Land and improvements                   $  296   $  287
Buildings                                  351      338
Machinery and equipment                  4,847    4,656
Construction in progress and other         395      345
                                        $5,889   $5,626
Other Assets
Deferred charges                        $  129   $  126
Insurance recoveries                       103        -
Long-term receivables                       97       96
Patents, trademarks and goodwill            37       44
                                        $  366   $  266
Other Accrued Liabilities
Accrued accounts payable                $  266   $  213
Payrolls                                    61       57
Severance and relocation costs              36       94
Environmental remediation costs             62       51
Postretirement benefit obligation           34       30
Other                                      274      217
                                        $  733   $  662
Other Long-term Obligations
Environmental remediation costs         $  235   $  214
Product liability costs                    138       35
Postemployment benefits                     42       63
Other                                      122       66
                                        $  537   $  378
Equity Adjustment from Foreign
     Currency Translation
Canada                                  $  (48)  $  (38)
Europe                                     (17)     (39)
Far East & Other                             6       (7)
                                        $  (59)  $  (84)


8. Interest Costs
The following is an analysis of Interest on long-term and short-term debt:
Millions of dollars           1994     1993     1992
Interest incurred on debt     $ 93     $ 84     $164
Less: Interest capitalized
     and other adjustments      13       14       18
                              $ 80     $ 70     $146


9. Companies Carried at Equity
The following are financial summaries of partnerships and 20 percent- to 50 percent-owned corporate investments carried at equity. The corporation's most significant partnerships include UOP, Petromont and Company Limited Partnership, World Ethanol Company and a Union Carbide/Shell polypropylene partnership. In 1994 the corporation and Elf Atochem completed the formation of a partnership, located in France, to produce and market specialty polyethylene compounds for the wire and cable industry. It began operations on Dec. 31, 1994.

                                      Partnerships
Millions of dollars           1994       1993        1992
Net sales(a)                $1,616     $1,445      $1,527
Cost of sales                  954        863         902
Depreciation                    51         50          59
Partnership income             229        199         194
Union Carbide Share of
     Partnership Income     $   98     $   67      $   60
Current assets              $  494     $  450
Noncurrent assets              735        673
     Total assets           $1,229     $1,123
Current liabilities         $  309     $  248
Noncurrent liabilities         455        435
     Total liabilities      $  764     $  683
     Net assets             $  465     $  440
Union Carbide Equity        $  220     $  234

a) Includes $209 million net sales to Union Carbide Corporation in 1994 ($175 million in 1993 and $171 million in 1992).

     Corporate investments carried at equity include UCAR International Inc., Nippon Unicar Company Limited, Alberta & Orient Glycol Company Limited and several smaller entities.
                                    20% - 50%
                              Corporate Investments
Millions of dollars        1994       1993        1992
Net sales(a)             $1,206     $1,144      $1,061
Cost of sales               817        823         834
Depreciation                 58         55          58
Net income (loss)           109         36         (82)(b)
Union Carbide Share
  of Net Income (Loss)   $   55     $   16      $  (14)
Current assets           $  622     $  572
Noncurrent assets           920        879
  Total assets           $1,542     $1,451
Current liabilities      $  457     $  594
Noncurrent liabilities      676        407
  Total liabilities      $1,133     $1,001
  Net assets             $  409     $  450
Union Carbide Equity     $  198     $  203

a) Includes $73 million net sales to the corporation in 1994 ($46 million in 1993 and $63 million in 1992).
b) Includes $55 million after-tax charge representing UCAR's adoption of FAS 106 and FAS 109.


10. Long-Term Debt
Millions of dollars at December 31,                 1994     1993
Domestic
5.30% Sinking fund debentures, with equal
  annual sinking fund payments to 1997              $  -     $ 25
6.75% Notes due 2003                                 125      125
7.00% Notes due 1999                                 175      175
7.875% Debentures due 2023                           175      175
8.75% Debentures due 2022                            125      125
Pollution control and other facility obligations     248      249
Obligations under capital leases                      14       19
Other                                                  -        2
International Subsidiaries
Obligations under capital leases                      39       40
Other debt - various maturities and
  interest rates                                      17        7
                                                     918      942
Less: Payments to be made within 1 year               19       11
                                                    $899     $931

     On Nov. 4, 1994, the corporation entered into 2 new credit agreements with a group of banks, replacing an existing $600 million agreement. One of the new agreements provides the corporation with $1 billion in credit for the next 5 years, and the other agreement provides $200 million for 364 days. Several options are available to borrow at various rates on a revolving basis. At Dec. 31, 1994, there were no outstanding borrowings under the credit agreements. Interest rates on credit agreements are floating interest rates based on LIBOR (London Interbank Offered Rate), CD (Certificate of Deposit), or Bank Reference Rate. There were no borrowings under the credit agreements in 1994 and 1993.
     The bank credit agreements contain covenants, normal for this type of agreement, that place certain limits on the ability of UCC to merge with another entity, incur debt or create liens on assets, and that require the corporation to meet net worth, leverage and interest coverage tests. Other indentures also restrict the corporation from incurring liens to secure debt.
     Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities, and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 1996 through 2023, and have an average annual effective rate of 7.3 percent.
     During the first half of 1994, to reduce exposure to rising interest rates, the corporation terminated substantially all of its interest rate swaps and FRAs used as hedges to manage exposure to financial market risk caused by interest rate fluctuations on debt. A net charge of $19 million ($13 million after-tax) resulting from these terminations was deferred and is being amortized to interest expense over the remaining terms of the underlying instruments, which have various maturity dates through the year 2002. At Dec. 31, 1994, $16 million of the deferred loss remained, and it will be amortized as follows: $7 million in 1995, $3 million in 1996, and the balance from 1997 through 2002.
     At Dec. 31, 1994, the corporation had 2 open swap positions totaling $48 million ($625 million at Dec. 31, 1993) for which the corporation receives a fixed rate and pays a floating rate. The corporation had no open FRAs at Dec. 31, 1994 ($1.7 billion at Dec. 31, 1993). The corporation's exposure to counterparty creditworthiness is not material.
     The average and effective interest rates in 1994 on the corporation's fixed rate debt, other than pollution control and other facility obligations, were 7.5 percent.
     At Dec. 31, 1994, $40 million of consolidated assets were pledged as security for $36 million of subsidiaries' debt.
Payments due on long-term debt in the 4 years following 1995 are: 1996, $20 million; 1997, $5 million; 1998, $5 million; and 1999, $180 million.


11. Convertible Preferred Stock
The Union Carbide Corporation Employee Stock Ownership Plan (ESOP) is an integral part of the Savings Program for employees. On Jan. 1, 1991, the Trust for the ESOP purchased 15.1 million shares of a new series of convertible preferred stock (ESOP stock) from the corporation for $325 million. Each share of ESOP stock is convertible into and has the same voting rights as 1 share of the corporation's common stock, and is protected from dilution. The annual preferred dividend is $0.794 per share.
     Prior to the spin-off of Praxair in 1992, the corporation repurchased and retired 7.5 million shares of unallocated ESOP stock from the ESOP's trustee for $202 million, and unearned employee compensation was reduced accordingly. Also in connection with the spin-off, approximately 1 million shares of the ESOP stock held by individuals who became employees of Praxair were redeemed for Union Carbide Corporation common stock.
     At the date of the spin-off of Praxair, the conversion price, liquidation price and annual preferred dividend of the ESOP stock were adjusted and a special ESOP stock dividend of 10.5 million shares was issued so that the interests of the ESOP stockholders were not diluted.
     Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the corporation's matching contribution of 50 percent (75 percent beginning Jan. 1, 1995) on eligible employee contributions. At the corporation's option, ESOP shares may be redeemed either in cash or the corporation's common stock when employees make withdrawals from their accounts. It has been UCC's policy to redeem ESOP shares with cash.
     The cost of the ESOP is recognized as incurred and was $6 million in 1994 ($6 million in 1993 and $16 million in 1992). Reductions in ESOP costs in 1993 were due primarily to appreciation in the corporation's common stock and to the spin-off of Praxair. At Dec. 31, 1994, 16.4 million preferred shares were outstanding, 4.8 million of which were credited to employees' accounts, including 0.8 million credited during 1994.


12. UCC Stockholders' Equity
At Dec. 31, 1994, Retained earnings included $134 million ($108 million at Dec. 31, 1993), representing the corporation's share of undistributed earnings of 20 percent- to 50 percent-owned companies accounted for by the equity method. Dividends received from companies carried at equity aggregated $128 million in 1994 ($92 million in 1993 and $64 million in 1992). At Dec. 31, 1994, restrictions on the transfer of funds from consolidated subsidiaries to the parent were not material.
     In July 1989 the board of directors adopted a stockholder rights plan and declared a dividend, payable on Aug. 31, 1989, of one Right for each outstanding share of common stock. Each Right entitles its holder, under certain circumstances, to buy a share of common stock at a purchase price of $37.67 (subject to adjustment).
     The Rights may not be exercised until 10 days after a person or group acquires 20 percent or more of UCC's common stock, or announces a tender offer that, if consummated, would result in 20 percent or more ownership of the common stock.
     Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.
     Should an acquirer become the beneficial owner of 20 percent of the common stock, and under certain additional circumstances, Union Carbide Corporation stockholders (other than the acquirer) would have the right to buy common stock in Union Carbide Corporation, or in the surviving enterprise if the corporation is acquired, having a value equal to 2 times the purchase price of the Right then in effect.
     The Rights will expire on Aug. 31, 1999, unless redeemed prior to that date. The redemption price is $0.01 per Right. The corporation's independent directors may redeem the Rights by a majority vote during the 10-day period following public announcement that a person or group has acquired 20 percent of UCC's common stock.
On July 27, 1994, the board of directors announced that it had authorized the repurchase of an additional 10 million shares of UCC common stock, bringing to 20 million shares the total number authorized for repurchase. The repurchase program, which began in the first quarter of 1993 with an initial authorization of 10 million shares, was carried out to minimize future earnings dilution due to common stock requirements under certain employee benefit plans. Through Dec. 31, 1994, the corporation had repurchased 15,312,260 shares at an average effective price of $26.59 per share. On Feb. 6, 1995, the board of directors increased the number of shares that may be repurchased under the program to an aggregate of 30 million shares. Additional share repurchases under the repurchase program will be made over an unlimited period in a manner consistent with the combination of corporate cash flow and market conditions.
     In conjunction with the corporation's common stock buyback program, put options were sold in a series of private placements entitling the holders to sell 4.8 million shares of common stock to UCC, at specified prices upon exercise of the options. Since inception of this program through Dec. 31, 1994, options representing 3,663,800 common shares have expired unexercised, and options representing 986,200 shares were exercised for $30 million, or an average of $30.88 per share. Options representing 150,000 shares remain outstanding at Dec. 31, 1994. Premiums received since inception of the program have reduced the average price of repurchased shares to $26.59 per share from $26.84 per share.


13. Leases

Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of 1 year are:
Year ending     Millions of dollars
1995                           $ 84
1996                             68
1997                             67
1998                             55
1999                             52
Subsequent to 1999              338
Total minimum payments          664
Future sublease rentals         130
Net Minimum Rental Commitments $534

     The present value of the net minimum rental commitments amounts to $335 million. Total lease and rental payments (net of sublease rental of $20 million in 1994, and $10 million in 1993 and 1992) were $65 million, $98 million and $92 million for 1994, 1993 and 1992, respectively. The corporation is contingently required to pay certain domestic lease obligations assigned to Praxair, in the event of Praxair's default, the present value of which totals $21 million. If such a payment is required, the corporation has a legal right to set off any such amounts paid against amounts it may owe to Praxair.


14. Retirement Programs
Pension Benefits
The noncontributory defined benefit retirement program of Union Carbide Corporation ("U.S. Retirement Program") covers substantially all U.S. employees and certain employees in other countries. Pension benefits are based primarily on years of service and compensation levels prior to retirement.
     Pension coverage for employees of the corporation's non-U.S. consolidated subsidiaries is provided through separate plans, to the extent deemed appropriate. Obligations under such plans are principally provided for by depositing funds with trustees.
     Worldwide Retirement Program net pension cost applicable to continuing operations amounted to $21 million in 1994, $20 million in 1993 and $22 million in 1992. Net pension cost for discontinued operations amounted to $8 million through June 30, 1992 (see Note 5).
     The components of net pension cost for the U.S. Retirement Program and non-U.S. plans are as follows:
Millions of dollars               1994              1993               1992(a)
Service cost - benefits
  earned during the
  period                          $ 51              $ 48               $ 61
Interest cost on
  projected benefit
  obligation                       180               182                191
Return on plan assets
(gain) loss
  - Actual              $154              $(430)            $(150)
  - Unrecognized
      return            (355)     (201)     229     (201)     (64)     (214)
Amortization of
  net gain                          (9)               (9)                (8)
Net Pension Cost                  $ 21              $ 20               $ 30

a)  Includes net pension costs for Praxair through June 30, 1992.


The funded status of the U.S. Retirement Program and non-U.S. plans was as follows:
Millions of dollars at December 31,      1994        1993
Actuarial present value of plan benefits:
  Accumulated benefit obligation,
  including vested benefits
  of $2,037 million at Dec. 31,
  1994, and $2,261 million at
  Dec. 31, 1993                       $(2,150)    $(2,404)
  Projected benefit obligation        $(2,398)    $(2,652)
Fair value of plan assets, primarily
  invested in common stocks and
  fixed income securities             $ 2,414     $ 2,747
Plan assets in excess of
  projected benefit obligation        $    16     $    95
Unamortized net asset at transition       (80)        (92)
Unamortized prior service cost             25          30
Unrecognized (gains) losses - net          35         (20)
Prepaid (Accrued) Pension Cost        $    (4)    $    13

     Pension obligations are valued using the 1983 Group Annuity Mortality Table. The actuarial assumptions used were as follows:
                                            1994      1993
Discount rate for determining projected
  benefit obligation                        8.50%     7.00%
Rate of increase in compensation levels     5.75%     4.25%
Expected long-term rate of return on
  plan assets                               8.50%     8.25%


Postretirement Benefits Other Than Pensions
The corporation and certain of its consolidated subsidiaries provide health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.
     FAS 106 was adopted in the fourth quarter of 1992, effective Jan. 1, 1992, for U.S. and international employees. The standard requires employers to account for retiree benefit obligations on an accrual basis rather than on a "pay-as-you-go" basis. The cumulative effect of adopting FAS 106 as of Jan. 1, 1992, resulted in a charge of $360 million to 1992 earnings, net of $205 million of income taxes ($2.72 per share).
     The obligation is determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health care cost trends that are projected to increase annually at rates of 13.5 percent in 1994, 12.5 percent in 1995, reduced incrementally to 7 percent in 2004 and thereafter.
     The effect of a 1 percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefits obligation at Dec. 31, 1994, by $15 million and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $2 million. Measurement of the accumulated postretirement benefit obligation was based on the same assumptions used in the pension calculations referred to on page 33.
     During 1993 the corporation made changes to its health care programs, principally related to plan eligibility requirements for active employees. These changes resulted in a reduction of the accumulated postretirement benefit obligations.
     The corporation has funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks and fixed income securities.
     The following tables provide information on the status of the plans.
     The components of net periodic postretirement benefit cost are as follows:
Millions of dollars              1994        1993        1992
Service cost-benefits
     earned during
     the period                  $ 12        $ 12        $ 11
Interest cost                      32          32          42
Return on plan assets
(gain) loss
     - Actual              $ 1          $(5)        $(3)
     - Unrecognized return  (3)    (2)    3    (2)    1    (2)
Net amortization and
     deferral                     (21)        (21)          -
Net Periodic
     Postretirement
     Benefit Cost                $ 21        $ 21        $ 51

The status of the postretirement benefit obligation was as follows:
Millions of dollars at December 31,         1994     1993
Accumulated postretirement benefit
     obligations:
  Retirees                                  $354     $347
  Fully eligible active plan participants     78       88
  Other active plan participants              20       23
  Accumulated postretirement
  benefit obligations                       $452     $458
Fair value of plan assets                    (19)     (26)
Accumulated postretirement benefits
  in excess of plan assets                   433      432
Unrecognized gains - net                      89       87
Accrued Unfunded Postretirement
  Benefit Obligations                       $522     $519

     The accumulated postretirement benefit obligation for retirees is net of $130 million at Dec. 31, 1994 ($145 million at Dec. 31, 1993) related to all retirees, which is reimbursed to the corporation in part from Praxair and UCAR under benefit-sharing agreements.

Deferred Compensation Plan
During 1994 the board of directors approved an unfunded, nonqualified deferred compensation plan for certain key employees, who may defer a portion of their gross pay beginning Jan. 1, 1995. The corporation's obligation to employees will be adjusted to reflect changes in the market values of employees' investment choices. With limited exceptions, participants' deferred account balances are scheduled for payment at or after full retirement.

Postemployment Benefits
The cumulative effect of adopting FAS 112 as of Jan. 1, 1993, resulted in a $97 million after-tax charge to 1993 earnings ($0.64 per common share). FAS 112 requires that postemployment benefits expected to be paid before retirement, principally severance, be accrued over employees' working lives. This charge includes postemployment benefits based on normal year-to-year attrition rates, giving effect to the corporation's cost reduction program as of Jan. 1, 1993. Prior year financial statements were not restated.


15. Incentive Plans
In 1994 stockholders approved the 1994 Union Carbide Long-Term Incentive Plan for key employees, which replaced the 1988 Union Carbide Long-Term Incentive Plan. The new incentive plan, effective until the 1997 shareholders' meeting, provides for granting incentive and nonqualified stock options, stock appreciation rights, exercise payment rights, grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options cannot exceed 7.5 million under the plan. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable 2 years after such date. Options may not have a duration of more than 10 years. Restricted stock award shares to be issued in 1995 will be entitled to vote and dividends will be credited to the holder's account, but these shares will be nontransferable for 3 years after the grant date. These restricted stock awards and accumulated dividends are subject to forfeiture if matching employee-owned stock on deposit with the corporation is withdrawn or if other conditions are not met. Performance awards may be paid in common stock, cash or any other form of property. No stock appreciation rights or performance awards were granted in 1994.
     No further awards can be made under either the 1988 or 1984 plan programs. Options granted under both plans are still outstanding and have terms similar to nonqualified stock options under the 1994 plan.

Changes during 1994 in outstanding shares under option were as follows:
        Shares (in thousands)
1994                          Total
Outstanding at January 1     14,112
Granted                       1,930
Exercised                    (2,213)
Canceled or expired             (22)
Outstanding at
     December 31             13,807

     Options outstanding at Dec. 31, 1994, ranged in price from $1.00 to $28.625 per share with a weighted average price of $15.702 per share, as adjusted for the distribution of Praxair stock in accordance with the terms of the plan, for options outstanding prior to July 1, 1992. At Dec. 31, 1994, 6.5 million options were generally exercisable at prices ranging from $1.00 to $11.368 per share, with a weighted average price of $9.089 per share. Options were exercised during 1994 at prices ranging from $1.00 to $16.75 per share.


16. Commitments and Contingencies
Purchase Agreements - The corporation has 3 major agreements for the purchase of ethylene-related products and 3 other purchase agreements in the U.S. and Canada. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1994 (at current exchange rates, where applicable) are presented in the following table.

Millions of dollars
1995                              $  80
1996                                 71
1997                                 61
1998                                 54
1999                                 47
2000 to expiration of contracts     132
Total                              $445

Environmental - The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or mitigate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1994, the corporation had established environmental remediation accruals in the amount of $297 million ($265 million in 1993), of which $235 million is classified as Other long-term obligations ($214 million in 1993). Approximately 46 percent of the corporation's environmental accrual at Dec. 31, 1994, pertained to closure and postclosure costs for both operating and closed facilities. In addition, the corporation had environmental loss contingencies of $147 million at Dec. 31, 1994 ($115 million at Dec. 31, 1993).

Other - The corporation sold certain receivables with recourse to various banks for proceeds of $101 million in 1994 ($270 million in 1993). At Dec. 31, 1994, approximately $11 million remained due ($47 million in 1993). The fair value of the recourse provisions at Dec. 31, 1994, approximates the carrying value.
     The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1994, totaling $83 million, of which $35 million related to guarantees of debt.

Litigation - The corporation's stock in Union Carbide India Limited (UCIL) has been sold for the Indian rupee equivalent of $92 million. Of that amount the equivalent of approximately $15 million went to The Bhopal Hospital Trust, which, with other funding from unremitted dividends and UCIL, discharged the corporation's and UCIL's commitment for funding, in the amount of approximately $19 million, a hospital to be built in Bhopal by the Government of India. The remainder of the proceeds of the sale of the stock, after payment of certain expenses of the transaction, is subject to attachment in the pending criminal proceedings against the corporation in Bhopal, in which the corporation has not appeared. The corporation had earlier reduced the carrying value of its stock in UCIL to zero. In the opinion of counsel for the corporation, under generally recognized legal principles, the criminal proceedings in India should not have adverse financial consequences for the corporation outside of India.
     The corporation provisionally joined a multibillion-dollar silicone breast implant litigation settlement agreement. Union Carbide's contribution to the settlement will be $138 million over the next several years. The corporation has previously taken before-tax charges aggregating $35 million for this litigation. Although insurance coverage is subject to issues as to scope and application of policies, retention limits, exclusions and policy limits, and the insurers have reserved their right to deny coverage, the corporation believes that after probable insurance recoveries neither the settlement nor ongoing litigation outside the settlement will have a material adverse effect on the consolidated financial position of the corporation. The corporation was not a manufacturer of breast implants but did supply generic bulk silicone materials to the industry. Also, in 1990 the corporation acquired and in 1992 divested the stock of a small specialty silicones company which, among other things, supplied silicone gel intermediates and silicone dispersions for breast implants.
     The settlement has been approved by the United States District Court, Northern District of Alabama. A number of appeals have been filed that will delay implementation and might require settlement terms to be reconsidered. Both the corporation and the other companies which are parties to the agreement have the right to withdraw from the settlement if, among other factors, in their individual judgment, there are too few recipients of breast implants covered by the final settlement.
     In addition, the corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
     While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.


17. Subsequent Events
The corporation regularly reviews its assets with the objective of maximizing the deployment of resources in core operations. In this regard, UCC continues to consider strategies and/or transactions with respect to certain noncore assets and other assets not essential to the operation of the business that, if implemented, could result in material nonrecurring gains or losses. As part of this process, on Jan. 26, 1995, the corporation and Mitsubishi Corporation reached an agreement for the sale of newly issued common stock of UCAR International Inc. to a new company formed by Blackstone Capital Partners II Merchant Banking Fund L.P. and a repurchase of certain shares by UCAR that resulted in Blackstone acquiring a 75 percent interest in UCAR. The corporation received $347 million in cash proceeds and retained a 25 percent equity interest in UCAR. This transaction resulted in a nonrecurring material gain to be recorded in the first quarter of 1995 and essentially eliminates the corporation's share of ongoing future earnings from UCAR.
     On Feb. 1, 1995, the corporation purchased certain ethylene oxide derivative businesses from Imperial Chemical Industries of London.
     On Feb. 9, 1995, the corporation and EniChem of Milan, Italy, announced that their boards of directors had approved the formation of Polimeri Europa, S.r.l., a 50-50 joint venture company to produce and market polyethylene in Europe. The formation is subject to the approval of the European Union.


Management's Statement of Responsibility for Financial Statements
Union Carbide Corporation's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
     The corporation maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system must not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
     The corporation's financial statements are audited by KPMG Peat Marwick LLP, independent certified public accountants, in accordance with generally accepted auditing standards. These standards provide for the auditors to consider the corporation's internal control structure to the extent they deem necessary in order to issue their opinion on the financial statements.
     The Audit Committee of the board of directors, which consists solely of nonemployee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee recommends to the board of directors the selection of the independent auditors, subject to the approval of stockholders. The Audit Committee periodically meets with the independent auditors, management and internal auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

Robert D. Kennedy                           John K. Wulff
Chairman and                                Vice President, Controller and
Chief Executive Officer                     Principal Accounting Officer

Danbury, Conn.
Jan. 19, 1995


Independent Auditors' Report
To the Stockholders and Board of Directors of Union Carbide Corporation:

We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, in 1993 the company changed its method of accounting for postemployment benefits and in 1992 its methods of accounting for postretirement benefits other than pensions and income taxes.

KPMG Peat Marwick LLP

Stamford, Conn.
Jan. 19, 1995


Corporate Information

1995 Annual Meeting
The 1995 annual meeting of stockholders will be held on Wednesday, April 26, in the Grand Ballroom of the Danbury Hilton and Towers, 18 Old Ridgebury Road, Danbury, CT 06810, beginning at 8:30 A.M.
     A notice of the annual meeting, a proxy statement and a proxy voting card are mailed to each stockholder in March, together with a copy of the current annual report.

General Offices
The general offices of Union Carbide Corporation are located at 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-2000).
     Inquiries from the public about Union Carbide and its products and services should be directed to the Corporate Information Center, Union Carbide Corporation, Section N-0, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-5300).

Stock Exchanges
Union Carbide stock is traded primarily on the New York Stock Exchange (ticker symbol: UK). The stock is also listed on the Chicago and Pacific Stock Exchanges in the U.S., and overseas on the exchanges in Amsterdam, Basel, Brussels, Frankfurt, Geneva, Lausanne, London, Paris and Zurich.

Stockholder Inquiries
Inquiries about stockholder accounts and dividend reinvestment should be directed to Union Carbide Corporation, William H. Smith, manager, Shareholder Services Department, Section G-1328, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-3350).

Stock Records and Transfer
The corporation acts as its own stock transfer agent through Shareholder Services, which also maintains stockholder records, transfers stock and answers questions regarding stockholders' accounts, including dividend reinvestment accounts. Stockholders wishing to transfer stock to someone else or to change the name on a stock certificate should contact Shareholder Services for assistance. The Registrar is Chemical Bank.

Dividend Reinvestment
Stockholders of record may purchase shares directly through Union Carbide's Dividend Reinvestment and Stock Purchase Plan. Under the plan, shares may be purchased from UCC free of commissions and service charges.
     Requests for a prospectus that explains the plan in detail should be directed to Shareholder Services (Telephone: 800-934-3350).

Form 10-K/Charitable Contributions Booklet
A Form 10-K Report for the year ended Dec. 31, 1994, will be available in April 1995. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Joseph E. Geoghan, secretary, Section E-4, 39 Old Ridgebury Road, Danbury, CT 06817-0001.
     Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $500 or more. The booklet is available to any stockholder on written request to the secretary.

RESPONSIBLE CARE Progress Report
This reports covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and international locations, goals, and progress toward full implementation of RESPONSIBLE CARE management practices in the U.S. To obtain a copy, write to Union Carbide Corporation, Scott L. Brier, business communications manager, Public Affairs Department, Section L-4503, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-7011).

Inquiries
Institutional investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E-4286, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone 203-794-
6440).
     Financial journalists should direct questions to Union Carbide Corporation, Tomm F. Sprick, assistant manager, financial communications, Public Affairs Department, Section L-4505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-6992).

Directors
John J. Creedon is retired president and chief executive officer of Metropolitan Life Insurance Company. A Carbide director since 1984, he chairs the Audit Committee and serves on the Compensation & Management Development, Executive and Health, Safety and Environmental Affairs (HS&EA) Committees.

C. Fred Fetterolf is a retired director, president and chief operating officer of Aluminum Company of America. A UCC director since 1987, he chairs the HS&EA Committee and serves on the Audit, Compensation & Management Development and Nominating Committees.

Joseph E. Geoghan is vice-president, general counsel and secretary of Union Carbide, and has been a director since 1990. He serves on the Executive and Public Policy Committees.

Rainer E. Gut is chairman of Credit Suisse and CS Holding, Zurich, Switzerland. A UCC board member since 1994, he is a member of the Finance & Pension and Nominating Committees.

James M. Hester is president of The Harry Frank Guggenheim Foundation. A director since 1963, he is chairman of the Public Policy Committee and serves on the Audit, Executive and Nominating Committees.

Vernon E. Jordan, Jr. is a partner with Akin, Gump, Strauss, Hauer & Feld. He is chairman of the Nominating Committee and a member of the Compensation & Management Development, Finance & Pension and Public Policy Committees. He has been a board member since 1987.

William H. Joyce is president and chief operating officer of Union Carbide Corporation. He serves on the Executive and Finance & Pension Committees and has been a director since 1992.

Robert D. Kennedy is chairman and chief executive officer of Union Carbide Corporation and has been a director since 1985. He is chairman of the Executive Committee.

Ronald L. Kuehn, Jr. is a director and chairman, president and chief executive officer of Sonat, Inc. A UCC board member since 1984, he chairs the Compensation & Management Development Committee and serves on the Finance & Pension, HS&EA and Nominating Committees.

C. Peter McColough is a director and retired chairman of the board of Xerox Corporation. He has been a Carbide director since 1979 and is a member of the Compensation & Management Development, Executive, HS&EA and Public Policy Committees.

Rozanne L. Ridgway is co-chair of the Atlantic Council of the United States. Appointed to the board in 1990, she is a member of the Audit, HS&EA, Nominating and Public Policy Committees.

William S. Sneath is a director of various corporations and retired chairman and chief executive officer of Union Carbide Corporation. He chairs the Finance & Pension Committee and serves on the Executive, HS&EA and Nominating Committees. He has been a director since 1969.

In accordance with the board's retirement policy, Mr. McColough, who has served on the board with distinction for more than 15 years, will not stand for reelection.


Corporate Officers
Robert D. Kennedy
Chairman of the Board and Chief Executive Officer

William H. Joyce
President and Chief Operating Officer

Joseph S. Byck
Vice-President, Strategic Planning, Investor Relations and Public Affairs

James F. Flynn
Vice-President, General Manager, Solvents and Intermediates

Joseph E. Geoghan
Vice-President, General Counsel and Secretary

Thomas D. Jones
Vice-President and Treasurer

Malcolm A. Kessinger
Vice-President, Human Resources

Lee P. McMaster
Vice-President, General Manager, Ethylene Oxide/Glycol

Gilbert E. Playford
Vice-President and Principal Financial Officer

Joseph C. Soviero
Vice-President, Corporate Ventures and Purchasing

Roger B. Staub
Vice-President, General Manager, UNIPOL Systems

Ronald Van Mynen
Vice-President, Health, Safety and Environment

Philip T. Wright
Vice-President, General Manager, UNIPOL Polymers

John K. Wulff
Vice-President, Controller and Principal Accounting Officer


Other Senior Corporate Staff
David L. Brucker
Vice-President, Engineering and Operations

John L. Gigerich
Vice-President, Information Systems

William Lindner
Vice-President, Purchasing

Philip F. McGovern
Vice-President, Tax

John P. Yimoyines
Vice-President, Venture Management


A Chemical Glossary
Monomer - a reactive chemical that can be converted into a polymer. For example, ethylene is a monomer that is made into polyethylene.

Polymer - a chain or network made up of many monomer units, such as ethylene. All plastics are polymers.

Ethylene - a reactive chemical made from natural gas or crude oil components. In Carbide's olefins units, ethylene is the starting material from which many of the company's chemical products are made.

Propylene - a basic chemical made from crude oil or natural gas components. It is used as a starting material to produce many of Carbide's chemical products.

Olefins - the generic name for ethylene, propylene and other unsaturated hydrocarbons made from components of crude oil or natural gas. Olefins are the starting material from which most of Union Carbide's chemical products are made.

Ethylene Oxide - a chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, and surfactants for detergents and cleaning products.

Ethylene Glycol - a chemical made from ethylene oxide and water. It is used to make polyester fiber, resin and film, and automobile antifreeze and engine coolants.

Polyethylene - the world's most widely used plastic, made by reacting ethylene and other olefins to form polymers. Union Carbide uses its low-pressure UNIPOL Process technology to make most of its polyethylene.

Solvent - a liquid chemical used to dissolve other chemicals. For example, butyl alcohol and related solvents are manufactured, starting from propylene, using Union Carbide's low-pressure Oxo process.


Definition of Terms
Unless the context otherwise requires, the terms below refer to the following:

Union Carbide Corporation,      Union Carbide Corporation,
Union Carbide, Carbide,         the parent company, and its
the corporation, we, our        consolidated subsidiaries
the company, UCC

Domestic                        United States and Puerto Rico

Domestic operations             Operations of Union Carbide in
                                this area, including exports

International operations        Operations of Union Carbide in
                                areas of the world other than
                                the United States and Puerto
                                Rico

The use of these terms is for convenience of reference only. The consolidated subsidiaries are separate legal entities that are managed by, and accountable to, their respective boards of directors.