Form 10-K405, Exhibit 13
period 1995-12-31
UNION CARBIDE CORP /NEW/
filed 1996-03-22
CIK 100790

UNION CARBIDE CORPORATION
                                1995 ANNUAL REPORT

(The cover depicts a hexagon (the Union Carbide logo hexagon) horizontally split by a stress line. The top half of the hexagon is embossed with "Specialties & Intermediates", and the bottom half is embossed with "Basic Chemicals & Polymers". On and around the hexagon appears the reflection of a chemical manufacturing facility.)

                                     Contents
                             1  Financial Highlights
                  Summary comparison of 1995 and 1994 results.
                               2  Chairman's Letter
          Bill Joyce reviews 1995 performance and discusses operations in the context of strategy and long-term outlook.
           6  Specialties & Intermediates/Basic Chemicals & Polymers
       Carbide's principal products, services, major manufacturing sites and competitors.
                                9  Financial Index
      Management's discussion and analysis, financial statements and notes.
                             39  Corporate Information
   Important dates, names, addresses, telephone numbers and other information.
                        40  Directors and Corporate Officers
Information on directors, corporate officers and other senior corporate staff.
            Inside Back Cover A Chemical Glossary, Definition of Terms Definitions of chemical and nonchemical terms used in this report.



At a Glance

Union Carbide Corporation is a worldwide chemicals and polymers company with sales of nearly $5.9 billion. The company possesses many of the industry's most advanced process and catalyst technologies and some of the most cost-efficient, large-scale production facilities in the world. In addition to its consolidated operations, the corporation participates in 50 percent-owned joint ventures whose combined revenues totaled more than $3.5 billion in 1995.

  Union Carbide operates two business segments, Specialties & Intermediates and Basic Chemicals & Polymers.

  Specialties & Intermediates converts basic and intermediate chemicals such as propylene, ethylene and ethylene oxide into thousands of products sold to industrial customers in many markets, including paints and coatings, wire and cable, household and personal care products, agriculture, food and oil and gas. In addition, the Specialties & Intermediates segment licenses olefins-based technologies and offers other specialized technology licensing and services. Revenues of the Specialties & Intermediates segment have averaged 73 percent of total consolidated results over the past three years, and sales volumes 55 percent.

  Basic Chemicals & Polymers converts various hydrocarbon feedstocks, including liquefied petroleum products and naphtha, into the basic building-block chemicals ethylene and propylene (also known as olefins). The segment then uses state-of-the-art process technologies to convert manufactured and purchased olefins into polyethylene (the world's most widely used plastic), and polypropylene (one of the world's fastest-growing, large-volume plastics). UCC also converts ethylene into ethylene oxide, which is used to make ethylene glycol (for polyester fiber, film and resin, and automotive antifreeze) and many other products. Basic Chemicals & Polymers also provides ethylene, propylene, and ethylene oxide as raw materials to the Specialties & Intermediates segment.

  The leading Union Carbide end markets as a percentage of sales are:
     o Paints, coatings and adhesives                    23%
     o Packaging and consumer plastics                   18%
     o Wire and cable                                    13%
     o Textile                                           11%
     o Household and personal care                        7%
     o Automotive, including antifreeze                   5%
     o Agricultural and food                              3%
     o Oil and gas                                        2%
     o Industrial cleaners                                2%



                                Financial Highlights
Dollar amounts in millions (except per share figures)       1995     1994
For the Year
     Net sales                                          $  5,888 $  4,865
     Operating profit                                      1,348      551
     Net income - common stockholders                        915      379
       Per common share - Primary                           6.44     2.44
       Per common share - Fully diluted                     5.83     2.27
     Cash dividends                                          103      113
       Per common share                                     0.75     0.75
     Capital expenditures                                    542      409
At Year-End
     Total assets                                       $  6,256 $  5,028
     Total debt                                            1,323      946
     UCC stockholders' equity                              2,045    1,509
       Per common share                                    15.14    10.45
     Common shares outstanding (thousands)               135,108  144,412
     Common stockholders of record                        53,648   55,049
     Employees                                            11,521   12,004

Cautionary statement for the purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: All statements in this annual report that do not reflect historical information are forward looking statements. These include statements about the chemical markets in 1996; cost reduction targets; return on capital goals; development, production and acceptance of new products and process technologies; ongoing and planned capacity additions and expansions; joint ventures; and include Management's Discussion and Analysis. Important factors that could cause actual results to differ materially from those discussed in such forward looking statements include: the supply/demand balance for the corporation's products, customer inventory levels, competitive pricing pressures, feedstock costs, changes in industry production capacities and operating rates, competitive technology positions and failure to achieve the corporation's cost reduction targets or complete construction projects on schedule.

Growing Stronger in Specialties & Intermediates

(Contained within this section is a picture of William H. Joyce, Chairman, President and Chief Executive Officer.)

It's a pleasure in my first letter to shareholders as chairman and CEO to report that Carbide had a banner year in 1995, posting record earnings, launching joint ventures in key overseas markets, introducing new products and expanding profitable businesses.

  The year just ended was the first full year after completing our four-year profit improvement program, which eliminated $575 million of costs. The program produced benefits almost from the start, but our 1995 performance confirmed the full effect.

  Net income of $915 million rose 141 percent compared to the prior year, on sales of $5.9 billion, up 21 percent compared to 1994. Fully diluted earnings per share rose 157 percent to $5.83.

  Carbide also generated sufficient cash flow to buy back stock, reducing outstanding shares by 9.3 million during the year (16.9 million since the beginning of 1993), to fund ambitious growth plans and to do both while maintaining a comfortably low 39 percent debt-to-capital ratio.

  We also sharpened our focus on Carbide's core chemicals and plastics operations by selling our remaining interest in UCAR International, a manufacturer of carbon and graphite electrodes, for net proceeds of $542 million.

  So when Carbide people talk about unlocking shareholder value, we mean what we say. Our stock price of $37.50 at year-end 1995 was 28 percent ahead of where it closed at the end of 1994, and 230 percent ahead of where it was in mid-1992, when we started operations as a company committed solely to the chemical industry.

  If you owned Carbide stock in January of 1991 and reinvested the dividends and the July 1992 special distribution, the value of your investment would have appreciated 563 percent by year-end 1995, an average annualized return of 46 percent.

  The remarkable gains of the past several years may be tough to repeat, but Carbiders everywhere, nearly all of whom are shareholders, will be giving it all we have.

  At this writing there is still a good deal of uncertainty about chemical markets in 1996. If customers begin rebuilding their depleted inventories, and if the number and duration of ethylene plant shutdowns is about normal during the year, we think supplies will be tighter and markets stronger than many expect. That would mean firmer prices, possibly moving up as 1996 progresses.

  We also believe that with our new cost structure and streamlined work processes, and with our Specialties & Intermediates segment now contributing more to total sales and income, Carbide can post competitive results in any 1996 scenario.

  Indeed, the role of these less cyclical businesses has become so important to understanding Carbide's prospects that we began in the third quarter of 1995 to report separately the sales, operating profit and other financial data of our Specialties & Intermediates (S&I) segment and our more cyclical Basic Chemicals & Polymers (BC&P) segment.

  We think there's a lot of room to grow profitably in Basic Chemicals & Polymers, but our stake in the less cyclical Specialties & Intermediates is even larger. The S&I segment accounted for 70 percent of our total sales revenue in 1995 and, excluding special items, 62 percent of our operating profit. And we supported the segment with $392 million, 72 percent of our 1995 capital program of $542 million.

  The S&I segment also demonstrated its growing competitive strength in 1995. For example:

o Unipol Systems began preparations for an early 1996 commercial-scale trial of new proprietary metallocene catalyst-based Unipol Process technology. Successful development will mean that Carbide can continue to offer customers the widest range of polyethylene products. Manufacturers of film for such high-volume markets as shrink-wrap and packaging will be the first customers for the new resins, which offer outstanding toughness and clarity.

o Unipol Systems also added five new licensees during the year for Unipol Process technology, bringing the worldwide total to 72, and sold three more licenses to existing licensees for expansions.

o Specialty Polymers and Products increased sales volume by 9.7 percent during 1995 and reduced its cost per pound of product sold by 5.7 percent.

o Specialty Polyolefins' concentration on Asian and other overseas markets for its wire and cable insulation and jacketing led to 11 percent volume growth in those markets in the face of weaker U.S. demand.

o Industrial Performance Chemicals (IPC) boosted its share of the U.S. market for aircraft anti-icing fluids by about 50 percent during the year, to an estimated 75 percent, with a new fluid that provides longer-lasting anti-icing protection. IPC also is seeking independent lab certification of a new, dual-purpose fluid that airline customers can use either for deicing aircraft or as an anti-icer, to keep ice from forming.

  Moreover, continuing cost reductions will benefit both the S&I and BC&P segments. In October we announced an annual net savings target of $637 million by year-end 2000 (in then-current dollars) compared to costs in 1993, the bottom of the last chemical business cycle. Of that total, $96 million of reductions is targeted for the S&I segment, and $282 million of reductions for the BC&P segment to help it achieve, before the end of the decade, the goal of at least break-even performance at the bottom of the chemical business cycle.

  Both segments also will benefit from most of the other elements of the cost-reduction program, including a targeted $156 million of savings from a massive information technology (IT) program under way throughout the company. The IT program will integrate and dramatically improve the speed and efficiency of virtually every business activity that depends on data, from accounting to order processing to research and development to environmental reporting.

  Other major initiatives target savings from new manufacturing efficiencies, reduced distribution costs and more cost-efficient engineering support and project installation.

As for 1995, our performance not only made for a great year, but also reaffirmed our belief in Carbide's long-term growth and profit potential.

  For example, our 39.2 percent return on capital (ROC) - profit after-tax but before interest charges, divided by total invested capital - was well above the 32 percent that was our goal for the peak of the chemical business cycle. We also believe that reaching our 1993 to 2000 cost-savings target would enable Carbide to exceed the 8 percent ROC goal we thought we could earn at the bottom of the chemical business cycle.

  We had said at the start of our profit improvement program that we believed Carbide should earn an average 15 percent ROC over the full cycle, about double our ROC over the last full chemical cycle. But our performance in the 1993 bottom, and then in the upturn that began in mid-1994 (but never reached the peak margins of 1988-89), suggests that we can do even better.

  And there were other welcome surprises. Not only have cost reductions substantially improved the performance and prospects of our larger businesses, but a number of smaller businesses that had been steady but unremarkable performers are now posting returns that support investment for growth.

  For example, we're investing in new capacity for propionic acid, an integral part of our oxo chemical business that is recognized as a world leader in technology. Major markets for propionic acid include feed and food additives, herbicides and chemical intermediates.

  We're also adding capacity at our South Charleston, W.Va., plant for synthetic base resin for chewing gum, another of our less-cyclical specialty businesses with new luster. Demand for chewing gum has taken off with the move to smoke-free workplaces and the rapid growth of Asian and East European markets.

Whether in our smaller businesses or our largest, we continue to concentrate efforts and resources where Carbide has a clear competitive advantage.

  Our solvents and intermediates business, the leading North American supplier of these materials to the paint and coatings industry, has just completed a 300 million-pound-capacity butanol expansion at our Taft, La., plant using our advanced proprietary technologies. We're planning another facility of similar size at Taft, slated for 1998 start-up.

  Our Taft plant will also increase capacity of acrolein by one third over the next two years. Acrolein is used mainly as an intermediate to produce biocides and in a product of ours that is sold for use in the production of animal nutritional supplements - primarily for poultry feed. We are increasing capacity for this acrolein-based intermediate by 40 percent at Taft.

  And Taft is boosting capacity for acrylate esters by 80 million pounds, to 365 million pounds, and adding 50 million pounds of capacity for the acrylic acid from which the esters are derived. The esters are building-block chemicals for polymers used in paints and coatings, inks, textiles, adhesives and plastic products.

  Our Texas City, Tex., plant completed a vinyl acetate expansion, boosting capacity to 720 million pounds. Vinyl acetate is used in adhesives and architectural coatings and for the emulsion resins in paper coatings and construction products.

  A key competitive advantage in these growing markets stems from Carbide's low-cost, low-pressure process for making oxo alcohols, the principal raw materials in the manufacture of esters.

  The Unipol II facility at our Star plant in Taft, La., started up at midyear 1995. Although equipment problems will delay production of our new high-strength, easy-processing, linear low-density polyethylene resins, the plant has been operating at full capacity, producing other polyethylene film resins.

  And we expect our new ethylene propylene rubber business to begin commercial-scale operations in the fourth quarter of 1996. A 200 million-pound-capacity reactor nearing completion at our Seadrift, Tex., plant will supply the new materials. After several years of lab and production line trials, they are near full qualification for commercial production at some of the world's largest manufacturers of hose and tubing, construction materials and automotive trim.

  Several joint ventures and acquisitions completed in '95 also reflect Carbide's strategy of putting our chips on businesses that can benefit from our technology and other competitive advantages.

  Aspell Polymeres, our French joint venture with Elf Atochem, will use Unipol Process technology and other proprietary Union Carbide technologies to manufacture polyethylene resins and compounds at very competitive costs for the European market. Carbide will market all the wire and cable compounds manufactured by the venture.

  Polimeri Europa, the joint venture formed last year with EniChem of Milan, a major European polyethylene producer, will use Unipol Process technology to attain a low-cost position in European commodity polyethylene markets. With
2.9 billion pounds of product, the venture is one of Europe's leading suppliers of these resins.

  We also formed a joint venture in Korea with BP Chemicals and Samsung Fine Chemicals to manufacture vinyl acetate monomer for the Asia-Pacific market. The new capacity will help us keep abreast of customer needs and also support the rapid growth of Carbide's latex business in the Asia-Pacific region.

  The acquisition in 1995 of certain ethylene oxide derivatives businesses from Imperial Chemical Industries (ICI) of London greatly strengthens Carbide's competitive position in the U.K. and continental Europe. It also strengthens our position as worldwide market leader in ethylene glycol, ethanolamines and glycol ethers, as well as our solid position in brake fluids. The former ICI businesses performed well in their first year in the Carbide fold, setting a slate of production records.

  Carbide also signed an agreement to acquire the polypropylene assets and business of Shell Oil Company. Polypropylene is one of the world's fastest-growing, large-volume plastics and a natural fit with Carbide's other polyolefin product lines. We completed the purchase in January 1996.

  Carbide's Unipol polypropylene process is among the most widely used in the world, with 26 licensees accounting for 3.8 billion pounds of world capacity. The Shell acquisition, combined with our own expansion activities, will bring Carbide's total polypropylene production capacity to 800 million pounds a year.

  And in July we finalized the agreement with Petrochemical Industries Company and Boubyan Petrochemical Company of Kuwait to establish Equate Petrochemical Company, a joint venture that will build and operate a world-scale petrochemicals complex in Kuwait.

  Construction is moving ahead on schedule toward the mid-1997 target date for completion. We have high hopes for Equate, whose raw material and technology advantages will make this venture a formidable world-scale competitor in polyethylene and ethylene glycol markets.

As in any year, no matter how good, there are bound to be disappointments, and 1995 was no exception.

  We set an ambitious annual volume growth target that we failed to meet in 1995, mainly due to operating problems that slowed production at some key units in the first half and to customer inventory destocking of certain product lines that reduced demand in the second half.

  But we used the downtime to replace aging equipment, tighten inspection routines, beef up training and implement other programs that should result in marked improvement in equipment reliability. Growth and cost control are the twin routes to improved productivity, and Carbiders are well aware that we must do better in 1996.

  With respect to our health, safety and environmental performance, we were gratified that for the fourth year in a row there were no fatalities at any Carbide location and that our employee injury and illness rates were down by 28 percent compared to 1994. We had no major process incidents in 1995, but we can do a better job of preventing spills. We are determined to rank with the best companies in our industry when it comes to preventing spills, and I believe we are doing what it takes to get there.

(For more information about our environmental performance and the progress made in implementing the Chemical Manufacturers Association's Responsible Care codes of management practice - the main drivers of industry performance improvement - write to Carbide's Public Affairs Department for our Responsible Care progress report.)

  On a personal note, James M. Hester, who has served on Carbide's board with great distinction since 1963, will not stand for reelection, in accordance with the board's retirement policy. We will miss his support, experience and wise counsel.

  Finally, I want to use this space to note the debt of gratitude that all of us at Carbide owe to Bob Kennedy, who retired as chairman at the end of 1995.

  It was Bob who championed the separation of Union Carbide into several sharply focused companies. He could see what others missed - that the parts would be viable and vibrant on their own, and that their accomplishments as individual companies would surpass anything they achieved together in what we now call "the old Carbide."

  He also knew that shareholders and employees alike would benefit from the change. Bob is a gentleman and a friend. He will be sorely missed by all of us.

William H. Joyce
Feb. 28, 1996

(Within the preceding section, the following three phrases are repeated in larger type within colored boxes:
- when Carbide people talk about unlocking shareholder value, we mean what we say
- we continue to concentrate efforts and resources where Carbide has a clear competitive advantage
-  growth and cost control are the twin routes to improved productivity).


Principal Products and Services
Dollar amounts in millions
Customer Sales(a)
          1995             1994             1993
($)   4,123  1,765     3,636  1,229     3,487  1,153
(%)      70     30        75     25        75     25

a) After intersegment eliminations. See Note 3 to the financial statements.

Operating Profit (Loss)(b)
          1995             1994             1993
($)     709  444         634  (22)        526  (208)
(%)      61   39         104   (4)        165   (65)
b) Excludes Other segment. See Note 3 to the financial statements.

Capital Expenditures
          1995             1994             1993
($)     392  150         253  156         240  155
(%)      72   28          62   38          61   39

(Below these three tables is a legend indicating that the left-hand-side number for every year in every table pertains to the Specialties & Intermediates Segment, and the right-hand-side number for every year in every table pertains to the Basic Chemicals & Polymers Segment. Above each of the three tables is a hexagon (the Union Carbide logo hexagon) depicting via different colors (blue and gray) each Segment's proportionate share of customer sales, operating profit (loss) and capital expenditures, respectively.)

Specialties & Intermediates Segment
Industrial Performance Chemicals
Gordon D. Mounts - VP, General Manager
Union Carbide manufactures a broad range of ethylene oxide derivatives and formulated glycol products. These include Carbowax polyethylene glycols, with a wide range of applications in pharmaceutical, personal care, household and industrial markets; ethanolamines for detergents, personal care products and in natural gas conditioning and refining; ethyleneamines for many industrial uses; Tergitol and Triton specialty and commodity surfactants for institutional and household cleaning products and other industrial applications; Ucon fluids and lubricants, and alkyl alkanolamines. Formulated glycol products include Ucar and Ultra deicing and anti-icing fluids for the aviation industry, Ucartherm and Norkool heat-transfer fluids, and gas-treating products, including Ucarsol and Selexol solvents.
Manufacturing Sites - Taft, La.; Seadrift and Texas City, Tex.; Institute and South Charleston, W.Va.; Wilton, U.K.
Major Competitors - BASF; Dow Chemical; Huntsman ; Rhone-Poulenc

Specialty Polyolefins
F. Don Ryan - VP, General Manager
Specialty Polyolefins manufactures and markets worldwide a variety of performance polyolefin products. Chief among these are polyolefin-based compounds for sophisticated insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable applications. Other specialty polyolefin products are used in adhesives, flexible tubing and beer- and soda-can six-pack carriers.
Manufacturing Sites - Bound Brook and Somerset, N.J.; Seadrift, Tex.; Antwerp, Belgium; Cubatao, Brazil; joint ventures at Gonfreville, France, and Kawasaki, Japan
Major Competitors - AT Plastics; Borealis AS; Mitsui Petrochemical; Quantum Chemicals; Ube Industries

Unipol Systems
Roger B. Staub - Corporate VP, General Manager
Unipol Systems licenses Unipol Process technology, the most cost-efficient and versatile method of manufacturing polyethylene and polypropylene, to producers of these products worldwide. It also develops new process technology for the manufacture of other olefins-based polymers, such as ethylene propylene rubber, and sells catalysts to Unipol Process licensees worldwide. Manufacturing Sites - Norco, La.; Bound Brook, N.J.; Houston and Seadrift, Tex.; South Charleston, W.Va.
Major Competitors - BASF; British Petroleum; Mitsui Petrochemical; Montell Polyolefins; Phillips Chemicals

Solvents and Intermediates
James F. Flynn - Corporate VP, General Manager
Solvents and Intermediates supplies one of the industry's broadest product lines of solvents and intermediates. Its products include aldehydes, acids and alcohols, including high-quality synthetic and fermentation ethanol; esters; glycol ethers (Carbitol and Cellosolve solvents); ketones, and monomers (vinyl acetate and acrylics for polymers and waterborne coatings). Its principal customers are the paints and coatings industries, and many of its products are also used widely in cosmetics and personal care preparations, adhesives, household and institutional products, drugs and pharmaceuticals, fuel and lube oil additives and agricultural products. The company's Unicarb System is a pollution-reducing, supercritical fluid technology that can cut costs and reduce volatile organic compounds in spray-applied coatings by up to 80 percent.
Manufacturing Sites - Taft, La.; Seadrift and Texas City, Tex.; Institute, W.Va.; Wilton, U.K.
Major Competitors - Eastman Chemical; Hoechst Celanese; BASF; Shell Chemical

Specialty Polymers and Products
Ucar Emulsion Systems
Eugene J. Boros - VP, General Manager
Carbide manufactures and markets numerous specialty products. It targets sharply defined market segments for many of its technologies. Specialty Industrial Products produces acrolein derivatives, glutaraldehyde, vinyl methyl ether, ethylidene norbornene (ENB), specialty ketones and biocides used to control microorganisms in applications such as sterilants, water treatment, papermaking, metalworking, oil field operations and industrial preservatives. Performance Polymers includes Polyox water-soluble resins used in personal care products, pharmaceuticals, inks and thermoplastics; and polyvinyl acetate resins used in chewing-gum resins, low-profile additives, Neulon polyester modifiers, fast-cure additives and pigmentable systems, and Ucure reactive modifiers. Coating Materials reaches markets for paints, coatings, inks, substrates and other materials for magnetic tape, food and beverage packaging, plastics and orthopedic materials. Its products include Cellosize hydroxyethyl cellulose (HEC); Ucar solution vinyl resins; Tone caprolactone-based materials, and cycloaliphatic epoxides, including Cyracure ultraviolet-curing products and Flexol plasticizers. Amerchol Corporation, a Union Carbide subsidiary, manufactures and sells a wide variety of lanolin-, glucose- and cellulose-based materials for personal care products.
Manufacturing Sites - Taft and Greensburg, La.; Edison, N.J.; Mamaroneck, N.Y.; Texas City, Tex.; Institute and South Charleston, W.Va.; Antwerp and Vilvoorde, Belgium; Aratu, Brazil
Major Competitors - Union Carbide's competitive position varies widely from one product/market segment to another. Competitors include a number of domestic and foreign companies, both diversified and specialized.

Ucar Emulsion Systems products, used in exterior and interior house paints, include Ucar latex products (acrylics and vinyl-acrylics that impart enhanced staining, weather and scrub resistance to paints) and Polyphobe thickeners. Manufacturing Sites - Torrance, Calif.; Tucker, Ga.; Alsip, Ill.; Somerset, N.J.; Bayamon, P.R.; Garland, Tex. ; Guayaquil, Ecuador; Jakarta, Indonesia; Seremban, Malaysia; Guangdong Province, People's Republic of China; Batangas, Philippines; Ekala, Sri Lanka; Nonthaburi, Thailand; Jebel Ali Free Trade Zone, Dubai, United Arab Emirates
Major Competitors - Rohm & Haas; Air Products; Reichhold Chemicals

UOP
Joseph C. Soviero - Corporate VP, Corporate Ventures and Purchasing
UOP, a company owned equally by Carbide and AlliedSignal Inc., is a leading international supplier of process technologies, catalysts, molecular sieves and adsorbents to the petrochemical and gas-processing industries. Manufacturing Sites - Mobile, Ala.; Anaheim and Eldorado Hills, Calif.; McCook, Ill.; Shreveport, La.; Tonawanda, N.Y.; Shanghai, China; Reggio, Italy; Brimsdown, U.K.
Major Competitors - UOP's competitve position varies widely from one product/market segment to another. Competitors include domestic and foreign companies, both diversified and specialized.

Basic Chemicals & Polymers Segment
Ethylene Oxide/Glycol
Lee P. McMaster - Corporate VP, General Manager
Union Carbide is the world's leading producer of ethylene oxide/glycol. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants and other performance chemicals and polymers. Ethylene glycol is used extensively in the production of polyester fiber, resin and film; automotive antifreeze, and engine coolants. Other ethylene oxide-based glycol products include di-, tri-, and tetraethylene glycols used as chemical intermediates and in dehydrating natural gas.
Manufacturing Sites - Taft, La.; Seadrift and Texas City, Tex.; Institute, W.Va.; Prentiss, Alberta, Canada; Wilton, U.K.; a joint venture at Prentiss, Alberta, Canada
Major Competitors - Dow Chemical; Huntsman; Occidental Chemical; Saudi Basic Industries; Shell Chemical

Olefins
Vince F. Villani - VP, General Manager
Union Carbide manufactures about three-quarters of its ethylene requirements and more than one-half of its propylene requirements. Ethylene and propylene are the key raw materials for Union Carbide's olefins-chain businesses. Manufacturing Sites - Taft, La.; Seadrift and Texas City, Tex.; a joint venture at Montreal, Quebec, Canada

Unipol Polymers
Kevin P. Lynch - VP, General Manager
Union Carbide is a leading manufacturer of polyethylene, the world's most widely used plastic. Unipol Polymers produces and markets low-, linear low-, medium- and high-density polyethylenes used in high-volume applications such as housewares, milk and water bottles, grocery sacks, trash bags, packaging and water and gas pipes, and Flexomer very low-density resins used as a polymer modifier in other polyolefins and to produce flexible hose and tubing, frozen-food bags and stretch wrap. Unipol Polymers also processes and markets postconsumer recycled polyethylene resins (under the Curbside Blend and Prisma trademarks) used to produce plastic trash cans and personal care product, bleach and detergent bottles.
Manufacturing Sites - Taft, La. (Star Plant); Bound Brook, N.J.; Seadrift, Tex.; Boucherville, Quebec, Canada; a joint venture at Montreal, Quebec, Canada
Major Competitors - Chevron Chemical; Dow Chemical ; Exxon Chemical; Novacor Chemical; Quantum Chemicals

See page 15 for additional information on Polimeri Europa and other joint venture manufacturing sites.


Financial Index

10  Management's Discussion and Analysis
10  Results of Operations
16  Liquidity, Capital Resources and Other Financial Data
18  Quarterly Data
19  Selected Financial Data
20  Consolidated Statement of Income
21  Consolidated Balance Sheet
22  Consolidated Statement of Cash Flows
23  Consolidated Statement of Stockholders' Equity
24  Notes to Financial Statements
24  Note  1 - Summary of Significant Accounting Policies
25  Note  2 - Financial Instruments
26  Note  3 - Business and Geographic Segment Information
28  Note  4 - Other Expense (Income) - Net
28  Note  5 - Acquisitions and Divestitures
29  Note  6 - Income Taxes
30  Note  7 - Supplementary Balance Sheet Detail
31  Note  8 - Interest Expense
31  Note  9 - Partnerships and Corporate Joint Ventures
31  Note 10 - Long-Term Debt
32  Note 11 - Convertible Preferred Stock - ESOP
32  Note 12 - UCC Stockholders' Equity
33  Note 13 - Leases
33  Note 14 - Retirement Programs
35  Note 15 - Incentive Plans
36  Note 16 - Commitments and Contingencies
38 Management's Statement of Responsibility for Financial Statements 38 Independent Auditors' Report



Management's Discussion
and Analysis

RESULTS OF OPERATIONS
Millions of dollars
(except per share figures)                     1995       1994       1993
Net sales                                    $5,888     $4,865     $4,640
Operating profit(a)                           1,348        551        297
Interest expense                                 89         80         70
Pre-tax income                                1,259        471        227
Net income before cumulative  effect of
  change in accounting principle(b)             925        389        165
Net income -
  common stockholders                           915        379         58
Per share, primary:  Net income before
     cumulative effect of
     change in accounting
     principle                               $ 6.44     $ 2.44     $ 1.00
  Net Income                                   6.44       2.44       0.36
Per Share, Fully Diluted(c)                    5.83       2.27          -
a) See Note 3 to the financial statements for a discussion of the special items included in operating profit.
b) Effective Jan. 1, 1993, the corporation adopted Financial Accounting Standard (FAS) 112, "Employers' Accounting for Postemployment Benefits."
c) Fully diluted per share amounts are not presented where amounts are antidilutive.

(Included within this section, on pages 10 and 11, are six bar charts which provide the following data for the Specialties & Intermediates Segment (S&I) and the Basic Chemicals & Polymers Segment (BC&P):

(1) Average Customer Selling Price (Cents/pound)
                  S&I       BC&P
    1995         58.0       30.0
    1994         51.3       21.6
    1993         54.0       21.0

(2) Variable Margin (Millions of dollars)
                  S&I       BC&P       Total
    1995        1,906        965       2,871
    1994        1,748        480       2,228
    1993        1,754        362       2,116

(3) Volume (Millions of pounds)
                  S&I       BC&P       Total
    1995        7,112       5,878     12,990
    1994        7,093       5,680     12,773
    1993        6,454       5,502     11,956

(4) Unit Variable Margin (Cents/pound)
                  S&I       BC&P
    1995         26.8       16.4
    1994         24.6        8.5
    1993         27.2        6.6

(5) Fixed Costs (Millions of dollars)
                                       S&I       BC&P       Total
    1995 as reported (a)             1,122        423       1,545
    1995 constant 1990 $ (a)           980        369       1,349
    1994 as reported                 1,067        395       1,462
    1994 constant 1990 $               948        351       1,299
    1993 as reported                 1,130        414       1,544
    1993 constant 1990 $             1,031        378       1,409
    1992 as reported                 1,225        424       1,649
    1992 constant 1990 $             1,147        398       1,545
    1991 as reported                 1,267        456       1,723
    1991 constant 1990 $             1,221        439       1,660

(6) Fixed Costs per Pound (Cents/pound)
                                       S&I       BC&P
    1995 (a)                          15.8        7.2
    1994                              15.0        7.0
    1993                              17.5        7.5
    1992                              19.0        7.7
    1991                              20.6        9.2

Below the preceding two tables appears the following:

a) Excludes 1995 charge of $68 million for postemployment benefits.

Also included within this section, on page 11, is a bar chart which provides the following data:

Employee Productivity
                Number of          Thousand of pounds
                employees                per employee
    1995           11,521                       1,128
    1994           12,004                       1,064
    1993           13,051                         916
    1992           15,075                         794
    1991           16,705                         665 )

Summary and Outlook
Union Carbide operates two business segments, Specialties & Intermediates and Basic Chemicals & Polymers. Specialties & Intermediates converts basic and intermediate chemicals into a diverse portfolio of chemicals and polymers serving industrial customers in many markets. This segment also provides technology services, including licensing, to the oil and petrochemicals industries. The Basic Chemicals & Polymers segment converts hydrocarbon feedstocks, principally liquefied petroleum gas and naphtha, into polyethylene and ethylene oxide/glycol for sale to third-party customers, as well as propylene, ethylene and ethylene oxide for consumption by the Specialties & Intermediates segment. In contrast to those of the Specialties & Intermediates segment, the revenues and operating profit of Basic Chemicals & Polymers tend to be more cyclical and very sensitive to a number of external variables, including overall economic demand, hydrocarbon feedstock costs and plant operating rates.
    In 1995 the corporation's profitability benefited from improved pricing in virtually all product groups, with particular strength in polyethylene through midyear and in ethylene oxide/glycol throughout the year. This improvement, coupled with modest volume increases, lower average feedstock costs, continued benefits from ongoing productivity improvement programs and strong partnership earnings, contributed to the year's very strong operating profits in both the Specialties & Intermediates and Basic Chemicals & Polymers segments. In addition, net income was enhanced by a nonrecurring after-tax gain associated with the sales of the corporation's investment in UCAR International Inc., only partially offset by a number of nonrecurring after-tax losses. During most of the preceding two-year period, corporate results were negatively affected by low margins in ethylene oxide/glycol and polyethylene, leading, in turn, to operating losses in the Basic Chemicals & Polymers segment. Specialties & Intermediates reported increased operating profit in each of the past three years, reflecting the benefits of improved volumes, cost reduction programs and good partnership results.

    Highlights of 1995 included:
    o Start-up of a new Unipol II polyethylene facility and a 300 million-pound-capacity butanol unit at Taft, La.; incremental expansion of certain Specialties & Intermediates production facilities, and completion of significant infrastructure projects.

    o Acquisition of certain ethylene oxide derivative businesses from Imperial Chemical Industries of London.

    o Commencement of operations of Polimeri Europa, a joint venture with EniChem of Milan, to develop, manufacture and sell polyethylene resins in Europe.

    o Commencement of operations of Aspell Polymeres, a joint venture with Elf Atochem of Paris, to manufacture polyethylene resins and compounds for the European wire and cable industries and other markets.

    o Formation of Equate, a joint venture with two Kuwaiti companies, Petrochemical Industries Company and Boubyan Petrochemical Company, to design, construct, operate and market products from a world-scale petrochemicals complex in Kuwait.

    o Formation of a joint venture with BP Chemicals and Samsung Fine Chemicals Company to manufacture vinyl acetate monomer in Korea for the Asia-Pacific market.

    o Announcement of the acquisition of Shell Oil Company's polypropylene assets. This acquisition was completed in January 1996.

    o Sales of the corporation's remaining interest in UCAR International for net cash proceeds of $542 million.

    o Repurchase of 14.1 million common shares, bringing the total number of shares repurchased since the beginning of 1993 to 29.4 million.

    o Announcement of ongoing cost reduction initiatives, with a combined annual savings target of $637 million by year-end 2000 in then-current dollars compared to costs in 1993.

    Lower average polyethylene pricing is expected to negatively affect Basic Chemicals & Polymers operating profits, as well as earnings of partnerships and companies carried at equity, at least through the first half of 1996. Whether this trend will continue beyond that will depend on the strength of U.S. and global economies as well as on the availability of ethylene supplies and customer demand for polyethylene. Specialties & Intermediates should continue to perform well, although any weakness in the overall economy will affect its results.

Specialties & Intermediates
Millions of dollars                1995      1994      1993
Sales                            $4,123    $3,636    $3,487
Operating profit                    709       634       526
Depreciation and amortization       194       169       177
Capital expenditures                392       253       240
Identifiable assets               3,527     3,111     2,869

1995 Compared with 1994
Sales revenues of the Specialties & Intermediates segment increased 13.4 percent, almost entirely because of increased average selling prices, primarily in the solvents and intermediates area. Volumes increased slightly. Although variable margin (sales revenues less variable manufacturing and distribution costs) increased by 9 percent from 1994 to 1995, it declined as a percentage of sales, from 48.1 percent to 46.2 percent, because of increased raw material costs. Gross margin (variable margin less fixed manufacturing and distribution costs) as a percentage of sales remained stable at 27.8 percent in 1995 compared to 27.9 percent in 1994. Fixed manufacturing and distribution costs rose $23 million, or 3.1 percent, compared to 1994, because of expenses related to new growth projects, start-up costs related to new manufacturing facilities and increased profit sharing.
    The segment's 1995 selling, administration and other expenses (SA&O) included a charge of $48 million for postemployment benefits, including severance. Excluding this charge, SA&O increased by $27 million, or 12.1 percent, reflecting increased profit sharing, as well as the costs of new ventures and currency effects. Research and development expenditures increased by $6 million to $114 million.
    Operating profit increased in 1995 to $709 million from $634 million in 1994. In addition to the postemployment benefit charge, operating profit in 1995 included an increase in depreciation expense of $12 million representing the cumulative effect of a reduction in the lives of certain computer equipment.

1994 Compared with 1993
The segment's sales revenues increased 4.3 percent, as a result of a 9.9 percent increase in volume partially offset by a 5.0 percent decline in average selling prices. Although variable margin remained stable, it declined as a percentage of sales from 50.3 percent in 1993 to 48.1 percent in 1994. Excluding the OrganoSilicon business (OSi), sold in July 1993, the 1993 variable margin would have been 49.9 percent. Gross margin as a percentage of sales declined to 27.9 percent in 1994 from 29.0 percent in 1993 (28.6 percent excluding OSi). Fixed manufacturing and distribution costs, excluding OSi, increased 4.4 percent versus 1993, notwithstanding the even greater year-to-year increase in volume.
    SA&O declined 19.0 percent to $224 million (a 12.7 percent decline excluding OSi from the 1993 totals) as the segment benefited from the corporation's ongoing cost reduction/work process improvement programs. Research and development expenditures remained stable on a year-to-year basis (increased 8 percent excluding OSi, as a result of new developmental projects).
    Operating profit in 1994 increased to $634 million from $526 million in 1993. Included in 1994 operating profit were nonrecurring gains of $81 million on the sale of a manufacturing site and distribution terminal in Hong Kong and $24 million on the sale of the corporation's preferred stock investment in the segment's former OSi business, and a nonrecurring charge of $68 million for litigation costs and other costs related to divested operations. The 1993 operating profit included a gain of $54 million from the sale of the OSi business and a loss of $9 million on the sale of a medical device company.

Basic Chemicals & Polymers
Millions of dollars                1995      1994      1993
Sales                            $2,080    $1,411    $1,324
Operating profit (loss)             444       (22)     (208)
Depreciation and amortization       112       105        99
Capital expenditures                150       156       155
Identifiable assets               2,095     1,511     1,363

1995 Compared with 1994
Sales revenues of the Basic Chemicals & Polymers segment increased 47.4 percent, primarily due to a 38.9 percent increase in average customer selling prices and 3.5 percent higher volumes. Variable margin as a percentage of sales rose to 46.4 percent in 1995 from 34.0 percent in 1994. Ethylene oxide/glycol margins improved through the third quarter of 1995 and remained stable thereafter, while polyethylene margins improved in the first half of the year and declined thereafter due to falling prices. Gross margin as a percentage of sales rose to 30.8 percent in 1995 as compared to 12.7 percent in 1994. Fixed manufacturing and distribution costs increased by $24 million, or 8.0 percent, compared to 1994, due to acquired businesses, start-up costs related to new facilities and profit sharing.
    SA&O included a charge of $20 million for postemployment benefits, including severance. Excluding this charge, SA&O increased by 1.7 percent to $67 million from 1994 to 1995 after absorbing the cost of increased profit sharing and acquired businesses. Research and development expenditures remained stable on a year-to-year basis.
    Operating profit in 1995, including the $20 million postemployment benefit charge, was $444 million, compared to an operating loss of $22 million in 1994.

1994 Compared with 1993
The segment's sales revenues increased 6.6 percent, reflecting a 3.2 percent increase in volume and a 2.9 percent increase in average customer selling prices. After falling through midyear, average selling prices rose through the third and fourth quarters, while raw material feedstock prices declined slightly from 1993. Variable margin as a percentage of sales was 34.0 percent in 1994, in comparison to 27.3 percent in 1993. Gross margin as a percentage of sales rose to 12.7 percent in 1994, as compared to 3.0 percent in 1993. Fixed manufacturing and distribution costs decreased $21 million, or 6.5 percent, versus 1993, notwithstanding the year-to-year increase in volumes.
    SA&O remained relatively stable on a year-to-year basis, as did research and development expenditures.
    Operating losses declined 89.4 percent, to $22 million in 1994 from $208 million in 1993. Included in the 1993 operating loss was a $46 million charge from the shutdown of an ethylene oxide/glycol manufacturing facility in Canada and a loss of $9 million on the write-down of a Canadian business.

Other
Millions of dollars                1995      1994      1993
Operating profit (loss)            $195      $(61)     $(21)

    The Other segment includes the operating profit (loss) of noncore activities and financial transactions. Over the past three years, the corporation has pursued programs to minimize investments in noncore assets. With the sales of its remaining interest in UCAR International in 1995, these programs have been substantially completed. Sale of the UCAR International investment resulted in a nonrecurring pre-tax gain of $381 million, included in 1995 operating profit. This gain was partially offset by a $191 million charge for unused office space at the corporation's headquarters. The 1994 operating loss included a $24 million charge on the write-down and sale of the corporation's stockholding in Union Carbide India Limited and a $12 million loss on the sale of interests in a uranium mill and mines. In 1993 the operating loss included a gain of $8 million from the sale of a corporate aircraft.

Costs Relating to Protection of the Environment
Worldwide costs relating to environmental protection continue to be significant, due primarily to stringent laws and regulations and to the corporation's commitment to industry initiatives such as Responsible Care, as well as to its own internal standards. In 1995 worldwide expenses of continuing operations related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $138 million. Expenses in 1994 and 1993 were $153 million and $149 million, respectively. In addition, worldwide capital expenditures relating to environmental protection in 1995 totaled $49 million, compared with $57 million and $51 million in 1994 and 1993, respectively.
     The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have disposed of, or arranged for treatment or disposal of, hazardous substances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
    There are approximately 136 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1995, the corporation's accruals for environmental remediation totaled $327 million ($297 million in 1994). Approximately 59 percent of the accrual (54 percent in 1994) pertains to estimated future expenditures for site investigation and cleanup, and approximately 41 percent (46 percent in 1994) pertains to estimated expenditures for closure and postclosure activities. See Note 16 to the financial statements for a discussion of the environmental sites for which the corporation has remediation responsibility. In addition, the corporation had environmental loss contingencies of $163 million at Dec. 31, 1995.
    Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1995 dollars, should average about $140 million annually over the next five years.
    Worldwide capital expenditures for environmental protection, also expressed in 1995 dollars, are expected to average about $46 million annually over the same period. Management anticipates that future annual costs for environmental protection after 2000 will continue at levels comparable to the five-year average estimates.
    Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the five-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position. Such excess costs, if any, could have a material adverse effect on consolidated results of operations in a given quarter or year.

Litigation
The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In addition, the corporation continues to be named as one of a number of defendants in lawsuits, some of which have more than one plaintiff, involving silicone gel breast implants. The corporation supplied bulk silicone materials to certain companies that at various times were involved in the manufacture of breast implants. These cases are discussed in more detail in the Commitments and Contingencies note to the financial statements. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.

Partnerships and Corporate Joint Ventures
The corporation has for many years participated in a number of businesses through 50 percent-owned partnerships and corporate joint ventures. On a combined basis, the unconsolidated sales of these entities totaled $3.9 billion in 1995, compared to $2.8 billion in 1994. The most significant of these businesses include:

    Partnerships:

    UOP - a worldwide supplier of process technology, catalysts, molecular sieves and adsorbents (see page 8 for manufacturing sites).

    Petromont - a Canada-based polyethylene resins producer with a facility at Montreal, Quebec, Canada.

    Union Carbide/Shell Polypropylene - a U.S.-based producer of specialty polypropylene and licensor of polypropylene technology. In January 1996 the corporation acquired Shell Oil Company's interest in this partnership.

    World Ethanol - a U.S.-based supplier of ethanol.

    Aspell Polymeres - a French producer of polyolefins, with a facility at Gonfreville, France.

    Corporate Joint Ventures:

    Polimeri Europa - a Europe-based producer of ethylene and polyethylene resins, with facilities at Dunkirk, France; Oberhausen, Germany, and Brindisi, Ferrara, Gela, Priolo and Ragusa, Italy.

    Nippon Unicar - a Japan-based producer of commodity and specialty polyolefins resins, with a facility at Kawasaki, Japan.

    Alberta & Orient Glycol - a Canada-based producer of ethylene glycol, with a facility at Prentiss, Alberta, Canada.

    UCAR International - UCC's interest sold in 1995.

    Following is a summary of partnership and corporate joint venture results for the past three years.

Millions of dollars             Partnerships          Corporate Joint Ventures
                          1995      1994      1993    1995      1994      1993
Combined sales          $2,146    $1,616    $1,445  $1,731    $1,206    $1,144
UCC share of
  partnership income       152        98        67       -         -         -
UCC share of net
  income of corporate
  joint ventures             -         -         -      46        55        16
UCC share of dividends
  and distributions         90        83        82       7        45        10

    Partnership income increased in 1995, primarily due to increased earnings from UOP and Petromont. In 1994 the increase was largely due to improved results from Petromont and the polypropylene partnership. The 1995 decline in the UCC share of net income of corporate joint ventures was due to the sales of the corporation's interest in UCAR International, partially offset by the addition of the Polimeri Europa joint venture. UCC share of net income of corporate joint ventures improved in 1994, largely due to improved results from UCAR International.
    In July 1995 the corporation and two Kuwaiti corporations formed a joint venture, Equate Petrochemical Company, to design, construct, operate and market products from a 650,000 metric-tons-per-year ethylene plant, a 450,000 metric-tons-per-year Unipol polyethylene unit and 340,000 metric-tons-per-year ethylene glycol facility in Shuaiba, Kuwait. The complex is expected to cost approximately $2 billion, including working capital requirements, by mid-1997, its planned start-up date. The corporation has obtained insurance for political risk on its 45 percent equity interest in the venture.
    The corporation invested $134 million in Equate in 1995. In January 1996 the corporation severally guaranteed $225 million of Equate debt. The remaining debt financing for the venture is expected to be in place during the latter part of 1996. UCC expects its several guarantees of Equate debt to approximate $600 million during the period of the facility's construction. These guarantees will end once certain completion tests are met, which is expected to occur by 2000.
    In January 1996 the corporation acquired the polypropylene assets and business of Shell Oil Company. Included are Shell's polypropylene technology and manufacturing facilities, as well as polypropylene assets previously held jointly by Union Carbide and Shell Oil.

Interest Expense
Interest expense rose $9 million to $89 million in 1995 as a result of increased borrowings, partially offset by increased capitalized interest and lower interest rates. The 1994 increase of $10 million to $80 million was due to rising interest rates.

Provision for Income Taxes
The effective tax rate was 30.2 percent in 1995 as compared to 29.1 percent and 34.4 percent in 1994 and 1993, respectively. In each of these years the corporation's effective tax rate was reduced as a result of foreign sales corporation income taxed at a preferential rate and research and development tax credits. The effective tax rates in 1995 and 1993 were increased as a result of taxes provided on the sale of businesses (UCAR International in 1995 and OSi in 1993).

Accounting Change
In 1995 the corporation adopted FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The effect of the adoption was not material. In 1994 the corporation adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of the adoption was not material. In 1993 the corporation recorded a noncash after-tax charge of $97 million as a result of adopting FAS 112, "Employers' Accounting for Postemployment Benefits." The charge represents the cumulative effect of the accounting standard and is set forth separately in the Consolidated Statement of Income.
     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for years beginning after Dec. 15, 1995, permits companies either to adopt a new method of accounting for employee stock options and similar equity instruments or to continue following the historical accounting method with supplemental pro forma disclosures. The corporation will continue its historical practice, and provide the necessary pro forma information when it adopts the standard in 1996.

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

Cash Flow from Operations
Cash flow from operations increased by $202 million to $763 million in 1995, as compared with 1994, due to increased earnings partially offset by an increase of working capital. Other noncash charges include a $191 million charge for future minimum lease payments on unused office space. Net gains on investing transactions include a $381 million gain on the sales of the corporation's remaining investment in UCAR International.

Cash Flow Used for Investing
Cash flow used for investing includes capital expenditures, investments and proceeds from the sales of investments and assets.
     Capital expenditures increased to $542 million in 1995, from $409 million in 1994 and $395 million in 1993. Major projects include, within the Specialties & Intermediates segment, a butanol unit and a cogeneration facility at Taft, La.; an ethylene propylene rubber project at Seadrift, Tex., and an energy systems renewal project at Texas City, Tex., and, within the Basic Chemicals & Polymers segment, a Unipol II polyethylene facility at Taft, La. (Star plant). An upgrade to the information technology infrastructure in preparation for the installation of integrated information technology systems throughout the company is a major project involving all segments.
    Over the past three years 44 percent of capital expenditures was directed at new capacity, 47 percent to cost reduction and replacement, and 9 percent to environmental, safety and health facilities. Of these expenditures, 93 percent was in the U.S. and Puerto Rico.
    Investments during 1995 included the $216 million acquisition of a 50 percent interest in Polimeri Europa and a $134 million investment in the Equate joint venture. Investments during 1994, totaling $16 million, included a $26 million investment in a Brazilian ethylene company and a return of investment of $30 million from a financing affiliate. Investments during 1993 totaled $39 million, including a $13 million investment in Petromont.
    Net proceeds from the sale of investments in 1995 included $542 million from the sales of the corporation's remaining interest in UCAR International. In 1994 proceeds from the sale of investments included $86 million from the sale of the corporation's preferred stock investment in OSi.
    The purchase of fixed and other assets in 1995 included the $71 million purchase of certain ethylene oxide derivative businesses in the U.K. Proceeds from the sale of fixed and other assets of $138 million in 1994 included $84 million from the sale of a manufacturing facility and distribution terminal in Hong Kong and $13 million from the divestiture of the corporation's specialty electronic materials business and its interest in a Zimbabwe mining and smelting operation. In 1993 proceeds from the sale of fixed and other assets included $220 million related to the sale of the OSi business and $18 million from the sale of a corporate aircraft.
    At Dec. 31, 1995, the cost of completing authorized construction projects was estimated to be $921 million, of which $17 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.
    During 1996 the corporation expects to continue making investments in acquisitions and joint ventures. The cost of these investments is expected to be funded from operating cash flows and borrowings. In January 1996 the corporation completed the purchase of the polypropylene assets and business of Shell Oil Company, and in February 1996 the corporation announced its planned acquisition of a Brazilian vinyl acetate monomer manufacturer.

Cash Flow Used for Financing
Cash flow used for financing includes stockholder dividends and funds used to buy back common stock and for debt reduction, offset in part by proceeds from long-term debt and sales of common stock pursuant to the corporation's dividend reinvestment plan and its employee savings and investment programs.
    Cash flow used for financing in 1995 totaled $57 million, compared to $360 million in 1994 and $378 million in 1993. In June 1995 the corporation completed a $400 million, two-part public offering of debt securities, which was used in part to refinance existing short-term debt. During 1995, pursuant to a share repurchase program authorized by the board of directors, the corporation repurchased 14.1 million shares of its common stock for $425 million, at an average effective price of $30.06 per share, bringing the total amount repurchased since the beginning of 1993 to 29.4 million shares for $829 million, at an average effective price of $28.18 per share.
    In 1995 the corporation extended its 1994 bank credit agreement to Nov. 3, 2000, providing the corporation with $1 billion in credit through that date. Several options are available to borrow at various rates on a revolving basis. At Dec. 31, 1995, there were no outstanding borrowings under the credit agreement.

Debt Ratios
Total debt outstanding at year-end for the past three years was:

Millions of dollars        1995     1994     1993
Domestic                 $1,254     $862     $895
International                69       84       71
Total                    $1,323     $946     $966

Year-end ratios of total debt to total capital were:
                           1995     1994     1993
Debt ratio                39.0%    38.2%    40.3%

    Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and UCC stockholders' equity.

(Included within this section, on page 17, is a bar chart which provides the following data:

Shares Repurchased (thousands)
                 Net of
            reissuances     Total
   1995           9,305    14,127
   1994           6,135    11,624
   1993           1,413     3,688 )


Quarterly Data
Union Carbide Corporation and Subsidiaries

Millions of dollars                       1Q      2Q      3Q      4Q    Year
1995
  Net sales                           $1,453  $1,541  $1,495  $1,399  $5,888
  Cost of sales                          999   1,103   1,038     960   4,100
  Gross profit                           454     438     457     439   1,788
  Depreciation and amortization           83      72      72      79     306
  Operating profit                       341     308     398     301   1,348
  Net income(a)                          230     228     277     190     925
  Net income - common stockholders       228     225     275     187     915
1994
  Net sales                           $1,126  $1,177  $1,252  $1,310  $4,865
  Cost of sales                          856     906     953     958   3,673
  Gross profit                           270     271     299     352   1,192
  Depreciation and amortization           67      67      69      71     274
  Operating profit                        92     106     140     213     551
  Net income(a)                           63      73      96     157     389
  Net income - common stockholders        61      70      94     154     379


Dollars per common share                  1Q      2Q      3Q      4Q    Year
1995
  Primary net income                  $ 1.57  $ 1.59  $ 1.96  $ 1.33  $ 6.44
  Fully diluted net income              1.43    1.44    1.77    1.21    5.83
  Cash dividends                      0.1875  0.1875  0.1875  0.1875    0.75
  Market price - high(b)               32.00   33.63   42.75   41.38   42.75
  Market price - low(b)                25.50   28.38   33.00   36.38   25.50
1994
  Primary net income                  $ 0.39  $ 0.44  $ 0.61  $ 1.01  $ 2.44
  Fully diluted net income              0.37    0.42    0.57    0.93    2.27
  Cash dividends                      0.1875  0.1875  0.1875  0.1875    0.75
  Market price - high(b)               26.13   28.63   35.88   35.13   35.88
  Market price - low(b)                21.75   21.50   26.00   26.38   21.50

a) Net income for the first quarter of 1995 included an after-tax net gain of $12 million, or $0.07 per share, fully diluted, due to a gain on the sale of a portion of the corporation's interest in UCAR International Inc.; a charge for future lease payments on unused office space, primarily at the corporation's Danbury headquarters, and an increase in depreciation expense related to a reduction in the depreciable lives of certain computer equipment. Net income for the third quarter of 1995 included an after-tax net gain of $50 million, or $0.32 per share, fully diluted, due to a gain on the sale of the corporation's remaining interest in UCAR International Inc. and a charge for postemployment benefits. Net income for the first quarter of 1994 included an after-tax net loss of $8 million, or $0.05 per share, fully diluted, due to a gain on the sale of a preferred stock investment in the OrganoSilicon business; a charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited, and a loss on the sale of the corporation's interest in a uranium mill and certain uranium mines. Net income for the fourth quarter of 1994 included an after-tax net gain of $10 million, or $0.06 per share, fully diluted, due to a gain on the sale of a manufacturing facility and distribution terminal in Hong Kong and a charge for litigation and other costs primarily related to divested operations.

b)  Prices are based on New York Stock Exchange Composite Transactions


Selected Financial Data
Union Carbide Corporation and Subsidiaries
Millions of dollars (except per share figures),
year ended December 31,                     1995    1994    1993    1992
From the Income Statement
  Net sales                               $5,888  $4,865  $4,640  $4,872
  Cost of sales                            4,100   3,673   3,589   3,764
  Research and development                   144     136     139     155
  Selling, administration
    and other expenses                       387(a)  290     340     383
  Depreciation and amortization              306     274     276     293
  Interest expense                            89      80      70     146
  Partnership income (loss)                  152      98      67      60
  Pre-tax income (loss) from
    continuing operations                  1,259     471     227     178
  Provision (credit) for
    income taxes                             380     137      78      45
  UCC share of net income (loss)
    from corporate investments
    carried at equity                         46      55      16     (14)
  Income (loss) from
    continuing operations                    925     389     165     119
  Income from discontinued
    operations                                 -       -       -      67
  Cumulative effect of change
    in accounting principles                   -       -     (97)   (361)
  Net income (loss) -
    common stockholders                      915     379      58    (187)
  Per common share
    Primary
    - Income (loss) from
      continuing operations               $ 6.44  $ 2.44  $ 1.00  $ 0.76
    - Net income (loss)                     6.44    2.44    0.36   (1.46)
    Fully diluted(b)
    - Income from
      continuing operations                 5.83    2.27       -       -
    - Net income                            5.83    2.27       -       -
From the Balance Sheet (At Year-End)
  Net current assets of continuing
    operations                            $  858  $  329  $  233  $   66
  Total assets                             6,256   5,028   4,689   4,941
  Long-term debt                           1,285     899     931   1,113
  Other long-term obligations                834     537     378     277
  Total capital                            3,392   2,479   2,395   2,710
  UCC stockholders' equity                 2,045   1,509   1,428   1,238
  UCC stockholders' equity per
  common share                             15.14   10.45    9.49    9.32
Other Data
  Cash dividends on common stock          $  103  $  113  $  110  $  114
  Cash dividends per common share           0.75    0.75    0.75   0.875
  Special distribution per common share        -       -       -  15.875
  Market price per common share - high(c)  42.75   35.88   23.13   17.13(d)
  Market price per common share - low(c)   25.50   21.50   16.00   10.88(d)
  Common shares outstanding (thousands)  135,108 144,412 150,548 132,865
  Capital expenditures                       542     409     395     359
  Employees - continuing operations       11,521  12,004  13,051  15,075
Selected Financial Ratios
  Total debt/total capital                  39.0%   38.2%   40.3%   54.3%
  Return on capital(e)                      39.2%   18.0%    7.7%    6.9%
  Income from continuing operations/
    average UCC stockholders' equity        52.1%   26.5%   12.4%    6.8%
  Cash dividends on common stock/income
    from continuing operations              11.1%   29.0%   66.7%   95.8%

Millions of dollars (except per share figures),
year ended December 31,                      1991    1990    1989    1988
From the Income Statement
  Net sales                                $4,877  $5,238  $5,613  $5,525
  Cost of sales                             3,787   3,876   3,909   3,696
  Research and development                    157     157     143     124
  Selling, administration
    and other expenses                        408     466     442     394
  Depreciation and amortization               287     278     261     255
  Interest expense                            228     269     268     172
  Partnership income (loss)                   (22)     70      82      95
  Pre-tax income (loss) from
    continuing operations                    (147)    365     780     978
  Provision (credit) for
    income taxes                              (50)    130     257     381
  UCC share of net income (loss)
    from corporate investments
    carried at equity                         (21)    (42)     27      33
  Income (loss) from
    continuing operations                    (116)    188     530     608
  Income from discontinued
    operations                                107     120      43      54
  Cumulative effect of change
    in accounting principles                    -       -       -       -
  Net income (loss) -
    common stockholders                       (28)    308     573     662
  Per common share
    Primary
    - Income (loss) from
      continuing operations                $(1.06) $ 1.34  $ 3.76  $ 4.48
    - Net income (loss)                     (0.22)   2.19    4.07    4.88
    Fully diluted(b)
    - Income from
      continuing operations                     -    1.34    3.63    4.29
    - Net income                                -    2.13    3.92    4.66
From the Balance Sheet (At Year-End)
  Net current assets of continuing
    operations                             $  209  $    7  $   22  $   14
  Total assets                              6,826   7,389   7,355   7,327
  Long-term debt                            1,160   2,058   2,060   2,271
  Other long-term obligations                 428     357     572     594
  Total capital                             4,694   5,338   5,319   4,805
  UCC stockholders' equity                  2,239   2,373   2,383   1,836
  UCC stockholders' equity per
  common share                              17.55   18.88   16.83   13.34
Other Data
  Cash dividends on common stock           $  126  $  138  $  140  $  155
  Cash dividends per common share            1.00    1.00    1.00    1.15
  Special distribution per common share         -       -       -       -
  Market price per common share - high(c)   22.63   24.88   33.25   28.38
  Market price per common share - low(c)    15.13   14.13   22.75   17.00
  Common shares outstanding (thousands)  1127,607 125,674 141,578 137,602
  Capital expenditures                        400     381     483     380
  Employees - continuing operations        16,705  17,722  18,032  17,258
Selected Financial Ratios
  Total debt/total capital                   52.0%   54.0%   49.9%   56.1%
  Return on capital(e)                          -     8.4%   21.2%   24.5%
  Income from continuing operations/
    average UCC stockholders' equity            -     7.9%   25.1%   39.4%
  Cash dividends on common stock/income
    from continuing operations                  -    73.4%   26.4%   25.5%

a) Selling, administration and other expenses in 1995 include a charge of $68 million for postemployment benefits, including severance.
b) Fully diluted per share amounts are not presented where amounts are antidilutive.
c)  Prices are based on New York Stock Exchange Composite Transactions.
d) In 1992 the corporation spun off Praxair, Inc. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high and low for 1992 before the spin-off were $29.63 and $20.13, respectively.
e) Return on capital is computed by dividing income by beginning of year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income from minority interests. Capital consists of the components described below, adjusted for the corporation's Praxair-related assets and the cumulative effect of the changes in accounting principles. Total debt consists of short-term debt, long-term debt and current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and UCC stockholders' equity.






Consolidated Statement of Income
Union Carbide Corporation and Subsidiaries
Millions of dollars (except per share figures),
year ended December 31,                                  1995    1994    1993
Net Sales                                              $5,888  $4,865  $4,640
  Cost of sales, exclusive of depreciation
    and amortization                                    4,100   3,673   3,589
  Research and development                                144     136     139
  Selling, administration and other expenses              387     290     340
  Depreciation and amortization                           306     274     276
  Interest expense                                         89      80      70
  Partnership income                                      152      98      67
  Other expense (income) - net                           (245)     39      66
Income Before Provision for Income Taxes                1,259     471     227
  Provision for income taxes                              380     137      78
Income of Consolidated Companies                          879     334     149
  Income from corporate investments carried at equity      46      55      16
Net Income Before Cumulative
  Effect of Change in Accounting Principle                925     389     165
  Cumulative effect of change in accounting principle       -       -     (97)
Net Income                                                925     389      68
  Preferred stock dividends, net of income taxes           10      10      10
Net Income - Common Stockholders                       $  915  $  379  $   58
Earnings per Common Share
  Primary - Net income before cumulative effect
      of change in accounting principle                $ 6.44  $ 2.44  $ 1.00
      - Cumulative effect of change in
          accounting principle                              -       -   (0.64)
      - Net income - common stockholders                 6.44    2.44    0.36
  Fully diluted(a)                                       5.83    2.27       -
Cash Dividends Declared per Common Share               $ 0.75  $ 0.75  $ 0.75

a) Fully diluted per share amounts are not presented where amounts are antidilutive.

The Notes to Financial Statements on pages 24 through 37 should be read in conjunction with this statement.




Consolidated Balance Sheet
Union Carbide Corporation and Subsidiaries
Millions of dollars at December 31,                         1995    1994
Assets
  Cash and cash equivalents                               $  449  $  109
  Notes and accounts receivable                              996     898
  Inventories                                                544     390
  Other current assets                                       207     217
Total Current Assets                                       2,196   1,614
  Property, plant and equipment                            6,357   5,889
  Less: Accumulated depreciation                           3,549   3,347
Net Fixed Assets                                           2,808   2,542
  Companies carried at equity                                739     418
  Other investments and advances                              84      88
Total Investments and Advances                               823     506
  Other assets                                               429     366
Total Assets                                              $6,256  $5,028

Liabilities and Stockholders' Equity
  Accounts payable                                        $  316  $  326
  Short-term debt and current portion of long-term debt       38      47
  Accrued income and other taxes                             259     179
  Other accrued liabilities                                  725     733
Total Current Liabilities                                  1,338   1,285
  Long-term debt                                           1,285     899
  Postretirement benefit obligation                          480     488
  Other long-term obligations                                834     537
  Deferred credits                                           201     242
  Minority stockholders' equity in consolidated subsidiaries  24      24
  Convertible preferred stock - ESOP                         146     148
  Unearned employee compensation - ESOP                      (97)   (104)
  UCC stockholders' equity
    Common stock
      Authorized - 500,000,000 shares
      Issued - 154,609,669 shares                            155     155
    Additional paid-in capital                               343     369
    Translation and other equity adjustments                 (15)    (59)
    Retained earnings                                      2,145   1,333
                                                           2,628   1,798
    Less: Treasury stock, at cost - 19,501,701 shares
    (10,197,367 in 1994)                                     583     289
Total UCC Stockholders' Equity                             2,045   1,509
Total Liabilities and Stockholders' Equity                $6,256  $5,028

The Notes to Financial Statements on pages 24 through 37 should be read in conjunction with this statement.


Consolidated Statement of Cash Flows
Union Carbide Corporation and Subsidiaries
Increase (Decrease) in Cash and Cash Equivalents
Millions of dollars, year ended December 31,          1995     1994      1993
Operations
  Income from continuing operations                  $ 925    $ 389     $ 165
  Noncash charges (credits) to net income
    Depreciation and amortization                      306      274       276
    Deferred income taxes                              (29)      31       (34)
    Other noncash charges                              186       88        65
    Net gains on investing transactions               (379)    (100)      (52)
  Increase in working capital(a)                      (242)    (151)       (9)
  Long-term assets and liabilities                      (4)      30        46
Cash Flow From Operations                              763      561       457
Investing
  Capital expenditures                                (542)    (409)     (395)
  Investments                                         (360)     (16)      (39)
  Sale of investments                                  552       87        29
  Sale of fixed and other assets                        54      138       266
  Purchase of fixed and other assets                   (71)       -         -
Cash Flow Used for Investing                          (367)    (200)     (139)
Financing
  Change in short-term debt (3 months or less)         (11)       8      (263)
  Proceeds from short-term debt                          6       43         -
  Repayment of short-term debt                           -      (48)      (36)
  Proceeds from long-term debt                         402       18       320
  Repayment of long-term debt                          (22)     (36)     (262)
  Issuance of common stock                             116      111        57
  Purchase of common stock                            (425)    (337)      (70)
  Payment of dividends                                (116)    (126)     (124)
  Other                                                 (7)       7         -
Cash Flow Used for Financing                           (57)    (360)     (378)
Effect of exchange rate changes on cash
  and cash equivalents                                   1        -        (3)
  --Change in cash and cash equivalents                340        1       (63)
  --Cash and cash equivalents beginning-of-year        109      108       171
Cash and Cash Equivalents End-of-Year                $ 449    $ 109     $ 108
Cash Paid for Interest and Income Taxes
    Interest (net of amount capitalized)             $  68    $  89     $  67
    Income taxes                                       329       74        44

a) Net change in working capital by component (excluding cash and cash equivalents, deferred income taxes and short-term debt):
   (Increase) decrease in current assets
     Notes and accounts receivable                   $(111)   $(206)    $   5
     Inventories                                      (144)     (22)       11
     Other current assets                                8      (19)       16
   Increase (decrease) in payables and accruals          5       96       (41)
   (Increase) in working capital                     $(242)   $(151)    $  (9)

The Notes to Financial Statements on pages 24 through 37 should be read in conjunction with this statement.


Consolidated Statement of Stockholders' Equity
Union Carbide Corporation and Subsidiaries
                                                1995
                                         Shares        Millions
                                      (in thousands)  of dollars
Common Stock
Balance at January 1                        154,610      $   155
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                                    -
  For employee savings and
  incentive plans                                              -
  Conversion of debentures                                     -
Balance at December 31                     154,610       $   155
Additional Paid-In Capital
Balance at January 1                                     $   369
Proceeds from the sale of put options                          2
Reclassification of put option obligations                   (21)
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                                    1
  For employee savings and incentive plans                    (8)
  Conversion of debentures                                     -
Balance at December 31                                   $   343
Translation and Other Equity Adjustments
Balance at January 1                                     $   (59)
  Translation and other adjustments                          (11)
  Sale of businesses                                          55
Balance at December 31                                   $   (15)
Retained Earnings
Balance at January 1                                     $ 1,333
  Net income - common stockholders                           915
  Cash dividends on common stock                            (103)
Balance at December 31                                   $ 2,145
Less: Treasury Stock
Balance at January 1                        10,197       $   289
Common stock repurchase program             14,127           426
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                   (322)           (9)
  For employee savings and
  incentive plans                           (4,500)         (123)
Balance at December 31                      19,502       $   583
Total Stockholders' Equity                               $ 2,045

                                                1994
                                         Shares       Millions
                                     (in thousands)  of dollars
Common Stock
Balance at January 1                       154,610      $   155
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                                   -
  For employee savings and
  incentive plans                                             -
  Conversion of debentures                                    -
Balance at December 31                     154,610      $   155
Additional Paid-In Capital
Balance at January 1                                    $   366
Proceeds from the sale of put options                         3
Reclassification of put option obligation                    (3)
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                                   1
  For employee savings and incentive plan                     2
  Conversion of debentures                                    -
Balance at December 31                                  $   369
Translation and Other Equity Adjustments
Balance at January 1                                    $   (84)
  Translation and other adjustments                           7
  Sale of businesses                                         18
Balance at December 31                                  $   (59)
Retained Earnings
Balance at January 1                                    $ 1,067
  Net income - common stockholders                          379
  Cash dividends on common stock                           (113)
Balance at December 31                                  $ 1,333
Less: Treasury Stock
Balance at January 1                         4,062      $    76
Common stock repurchase program             11,624          337
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                   (275)          (6)
  For employee savings and
  incentive plans                           (5,214)        (118)
Balance at December 31                      10,197      $   289
Total Stockholders' Equity                              $ 1,509

                                                1993
                                         Shares       Millions
                                     (in thousands)  of dollars
Common Stock
Balance at January 1                       135,513      $   136
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                    134            -
  For employee savings and
  incentive plans                            2,463            2
  Conversion of debentures                  16,500           17
Balance at December 31                     154,610      $   155
Additional Paid-In Capital
Balance at January 1                                    $   100
Proceeds from the sale of put options                         1
Reclassification of put option obligations                   (2)
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                                   2
  For employee savings and incentive plans                   19
  Conversion of debentures                                  246
Balance at December 31                                  $   366
Translation and Other Equity Adjustments
Balance at January 1                                    $   (71)
  Translation and other adjustments                         (11)
  Sale of businesses                                         (2)
Balance at December 31                                  $   (84)
Retained Earnings
Balance at January 1                                    $ 1,119
  Net income - common stockholders                           58
  Cash dividends on common stock                           (110)
Balance at December 31                                  $ 1,067
Less: Treasury Stock
Balance at January 1                         2,649      $    46
Common stock repurchase program              3,688           71
Issued:
  For the Dividend Reinvestment
    and Stock Purchase Plan                   (322)          (6)
  For employee savings and
  incentive plans                           (1,953)         (35)
Balance at December 31                       4,062      $    76
Total Stockholders' Equity                              $ 1,428

The Notes to Financial Statements on pages 24 through 37 should be read in conjunction with this statement.



Notes to Financial Statements

1. Summary of Significant Accounting Policies
Nature of Operations - Union Carbide Corporation is engaged in two segments of the chemicals and plastics industry, Specialties & Intermediates and Basic Chemicals & Polymers. See Note 3.

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in 20 percent-to 50 percent-owned companies and partnerships are carried at equity in net assets. Other investments are carried generally at cost.
    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes - The corporation adopted Financial Accounting Standard
(FAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995. The effect of the adoption of FAS 121 was not material. Effective Jan. 1, 1994, the corporation adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of the adoption of FAS 115 was not material. Effective Jan. 1, 1993, the corporation adopted FAS 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change in the method of accounting for postemployment benefits is reported in the 1993 Consolidated Statement of Income.

Foreign Currency Translation - Unrealized gains and losses resulting from translating foreign subsidiaries' assets and liabilities into U.S. dollars generally are accumulated in an equity account on the balance sheet until such time as the subsidiary is sold or substantially or completely liquidated. Translation gains and losses relating to operations located in Latin American countries, where hyperinflation exists, are included in the income statement.

Financial Instruments - Financial instruments are used to hedge financial risk caused by fluctuating interest and currency rates. The amounts to be paid or received on interest rate swap agreements and forward rate agreements (FRAs) that hedge debt accrue and are recognized over the lives of the agreements. Gains and losses on foreign currency forward contracts and foreign currency options used to hedge firm commitments are deferred and recognized as part of the related foreign currency transactions.
    Foreign currency forward contracts and options that are designated to offset earnings fluctuations from anticipated foreign currency cash flows are marked to market and the results recognized immediately as other income or other expense.

Cash Equivalents - The corporation considers as cash equivalents all highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories - Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
     Approximately 59 percent of inventory amounts before application of the LIFO method at Dec. 31, 1995 (65 percent at Dec. 31, 1994) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $276 million and $275 million higher than reported at Dec. 31, 1995 and 1994, respectively.

Fixed Assets - Fixed assets are carried at cost. Expenditures for replacements are capitalized, and the replaced items are retired. Gains and losses from the sale of property are included in income.
    Depreciation is calculated on a straight-line basis. During 1995, the corporation reduced the depreciable lives of certain computer equipment, resulting in an increase in depreciation expense of $12 million ($8 million after-tax). The corporation and its subsidiaries generally use accelerated depreciation methods for tax purposes where appropriate.

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

Research and Development - Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($14 million in 1995, $13 million in 1994 and $12 million in 1993).

Income Taxes - Provisions have been made for deferred income taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations.

Environmental Costs - Environmental expenditures are expensed or capitalized as appropriate, depending on their future economic benefit. Expenditures relating to an existing condition caused by past operations and having no future economic benefits are expensed. Environmental expenditures include site investigation, physical remediation, operation and maintenance, and legal and administrative costs. Environmental accruals are established for sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. Where the estimate is a range and no amount within the range is a better estimate than any other amount, the corporation accrues the minimum amount in the range and includes the balance of the range in its reported contingencies.

Retirement Programs - The cost of pension benefits under the U.S. Retirement Program is determined by an independent actuarial firm using the projected unit credit actuarial cost method, with an unrecognized net asset at Jan. 1, 1986, amortized over 15 years. Contributions to this program are made in accordance with the regulations of the Employee Retirement Income Security Act of 1974.
    The cost of postretirement benefits is recognized on the accrual basis over the period in which employees become eligible for benefits.

Earnings per Common Share - Primary earnings per common share is computed by dividing net income - common stockholders, excluding tax benefits related to unallocated preferred stock dividends, by the weighted average number of common shares outstanding during the year and common stock equivalents related to dilutive stock options. Fully diluted earnings per common share is computed by dividing adjusted net income - common stockholders by the weighted average number of common shares outstanding, common stock equivalents related to dilutive stock options and common shares issuable upon conversion of debentures and convertible preferred stock.
    The number of common shares used to compute earnings per share amounts was as follows:
                                  1995           1994           1993
Primary                    141,663,656    154,174,788    151,371,160
Fully diluted              158,380,545    170,886,405    173,345,161

2. Financial Instruments
Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

Cash, Short-Term Receivables and Accounts Payable - At Dec. 31, 1995 and 1994, the carrying amounts approximate fair value because of the short maturity of these instruments. The corporation had foreign currency forward contracts of $32 million at Dec. 31, 1995 ($67 million at Dec. 31, 1994) to hedge fluctuations in the dollar value of short-term foreign currency receivables and payables. Deferred gains and losses on these contracts are not material.

Investments - The corporation's investments in equity companies, partnerships and other businesses generally involve joint ventures for which it is not practicable to determine fair values.

Long-Term Receivables - The fair values of long-term and insurance recovery receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair values approximate the carrying value of $200 million included in Other assets in the Consolidated Balance Sheet at Dec. 31, 1995 and 1994.

Debt - The corporation uses various types of financial instruments, including interest rate swaps and FRAs, to manage exposure to financial market risk caused by interest rate fluctuations. See Note 10 for a discussion of debt instruments.

Other Financial Instruments - In the first half of 1994, as the risk of cyclically higher interest rates increased, the corporation unwound its positions in interest rate swaps and FRAs designated to offset earnings fluctuations due to cyclical business conditions, resulting in a before-tax charge to Other expense (income) - net of $9 million.
     Outstanding foreign currency forward contracts and options used as a means of offsetting earnings fluctuations from anticipated foreign currency cash flows totaled $173 million at Dec. 31, 1995 ($182 million at Dec. 31, 1994). During 1995 and 1994 their average fair values were nominal. These contracts resulted in a nominal gain in 1995 ($6 million net loss in 1994).

Carrying and Fair Values - The carrying values and fair values of the corporation's investments, receivables and debt financial instruments at Dec. 31, 1995 and 1994, are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt). An interest rate swap held at Dec. 31, 1995 (see Note 10) had a nominal carrying amount and fair value. Put options on equity securities are discussed in Note 12.

Millions of dollars
At December 31,                        1995                 1994
                               Carrying     Fair    Carrying     Fair
Assets (liabilities)             Amount    Value      Amount    Value
Investments and receivables      $  284   $  286      $  288   $  288
Short- and long-term debt        (1,323)  (1,389)       (946)    (896)

3. Business and Geographic Segment Information
The company's operations are classified into two business segments, Specialties & Intermediates and Basic Chemicals & Polymers. The Specialties & Intermediates segment includes the corporation's specialty chemicals and polymers product lines, licensing and solvents and chemical intermediates. The Basic Chemicals & Polymers segment includes the corporation's ethylene and propylene manufacturing operations as well as the production of first-level ethylene derivatives - polyethylene and ethylene oxide/glycol. The corporation's noncore operations and financial transactions are included in the Other segment.

Millions of dollars                1995      1994      1993
Net Sales
Specialties & Intermediates      $4,123    $3,636    $3,487
Basic Chemicals & Polymers        2,080     1,411     1,324
Intersegment eliminations          (315)     (182)     (171)
Total                            $5,888    $4,865    $4,640

Operating Profit (Loss)
Specialties & Intermediates      $  709    $  634    $  526
Basic Chemicals & Polymers          444       (22)     (208)
Other                               195       (61)      (21)
Total                            $1,348    $  551    $  297

Depreciation and Amortization
Specialties & Intermediates      $  194    $  169    $  177
Basic Chemicals & Polymers          112       105        99
Total                            $  306    $  274    $  276

Capital Expenditures
Specialties & Intermediates      $  392    $  253    $  240
Basic Chemicals & Polymers          150       156       155
Total                            $  542    $  409    $  395

Identifiable Assets
Specialties & Intermediates      $3,527    $3,111    $2,869
Basic Chemicals & Polymers        2,095     1,511     1,363
Other                               634       406       457
Total                            $6,256    $5,028    $4,689

Sales of the Basic Chemicals & Polymers segment include intersegment sales, principally ethylene oxide, which are made at the estimated market value of the products transferred. Operating profit represents income before interest expense and the provision for income taxes.
    The operating profit of the Specialties & Intermediates segment for 1995 includes a $48 million charge for postemployment benefits and an increase of $12 million in depreciation expense related to a reduction in the depreciable lives of certain computer equipment. The operating profit of the Basic Chemicals & Polymers segment for 1995 includes a $20 million charge for postemployment benefits. Other operating profit for 1995 includes a gain of $381 million on the sales of the corporation's interest in UCAR International Inc. and a charge of $191 million for future lease costs on unused office space, primarily at the corporation's Danbury headquarters.
    The 1994 operating profit of the Specialties & Intermediates segment includes an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong, a $68 million charge for litigation costs and other costs primarily related to divested operations and a $24 million gain on the sale of a preferred stock investment in the OrganoSilicon business
(OSi). Other 1994 operating profit includes a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited and a $12 million loss on the sale of the corporation's interest in a uranium mill and certain uranium mines.
    The 1993 operating profit of the Specialties & Intermediates segment includes a $54 million gain from the sale of OSi and a $9 million loss on the sale of a medical device company. The 1993 operating profit of the Basic Chemicals & Polymers segment includes a $46 million charge from the shutdown of a Canadian ethylene oxide/glycol manufacturing facility and a $9 million loss on the write-down of a Canadian business. Other 1993 operating profit includes a gain of $8 million on the sale of a corporate aircraft.

Millions of dollars                          1995       1994       1993
Net Sales
United States & Puerto Rico(a)             $4,071     $3,535     $3,443
Canada                                        142        136        130
Europe                                        719        474        454
Latin America                                 227        218        241
Far East & Other                              729        502        372
  International operations                  1,817      1,330      1,197
Total UCC Consolidated                     $5,888     $4,865     $4,640
a) Includes export sales of $732 million in 1995 ($532 million in 1994 and $604 million in 1993).

Operating Profit (Loss)
United States & Puerto Rico                $1,228      $ 433      $ 299
Canada                                         36         14        (53)
Europe                                         50         12         18
Latin America                                  12         16          6
Far East & Other                               29         74         28
  International operations                    127        116         (1)
Intersegment eliminations                      (7)         2         (1)
Total Operating Profit                      1,348        551        297
Less: Interest Expense                        (89)       (80)       (70)
Income Before Provision
  for Income Taxes                         $1,259      $ 471      $ 227

Identifiable Assets(a)
United States & Puerto Rico                $4,433     $3,670     $3,470
Canada                                        277        244        255
Europe                                        404        281        245
Latin America                                 191        190        124
Far East & Other                              322        244        166
  International operations                  1,194        959        790
Intersegment eliminations                      (5)        (7)       (28)
Total Identifiable Assets                   5,622      4,622      4,232
Other                                         634        406        457
Total Assets                               $6,256     $5,028     $4,689
a)  1994 and 1993 reclassified to conform to the 1995 presentation.

4. Other Expense (Income) - Net
The following is an analysis of Other expense (income) - net:
Millions of dollars                          1995       1994       1993
(Gains) losses on sales and
  disposals of businesses
  and other assets(a)                       $(387)     $ (67)      $ 14
Foreign currency adjustments                    6         16         31
Unused space charge(b)                        191          -          -
Other(c)                                      (55)        90         21
                                            $(245)     $  39       $ 66
a) Includes for 1995 a $381 million gain from the sales of the corporation's remaining interest in UCAR International Inc. Includes for 1994 an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong; a $24 million gain on a preferred stock investment in OSi; a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited, and a $12 million loss on the sale of the corporation's interest in a uranium mill and certain uranium mines. Includes for 1993 a $54 million gain from the sale of OSi; a $46 million charge from the shutdown of a Canadian ethylene oxide/glycol manufacturing facility; a $9 million loss on the sale of a medical device company; a $9 million loss on the write-down of a Canadian business, and a gain of $8 million on the sale of a corporate aircraft.
b)  See Note 13.
c) Includes for 1995 $17 million of investment income. Includes for 1994 $68 million for litigation costs and other costs related to divested operations. Includes income of $5 million and charges of $7 million and $10 million in 1995, 1994 and 1993, respectively, related to discontinued and noncore businesses.

5. Acquisitions and Divestitures
On Jan. 26, 1995, the corporation and Mitsubishi Corporation concluded the sale of newly issued common stock of UCAR International Inc. to a new company formed by Blackstone Capital Partners II Merchant Banking Fund L.P. and a repurchase of certain shares by UCAR that resulted in Blackstone acquiring a 75 percent interest in UCAR. The corporation received $343 million in net cash proceeds and retained a 25 percent equity interest in UCAR. This transaction resulted in a gain of $220 million ($154 million after-tax) and eliminated the corporation's share of ongoing future earnings from UCAR. On Aug. 9, 1995, the corporation joined in UCAR's initial public offering to sell its remaining equity interest in UCAR for net cash proceeds of $199 million. This sale resulted in a gain of $161 million ($99 million after-tax). If these transactions had occurred effective Jan. 1, 1995, the corporation's income from corporate investments carried at equity and net income - common stockholders for the year ended Dec. 31, 1995, would have been reduced by $4 million, and earnings per share would have decreased $0.03 per share, primary and fully diluted. If these transactions had occurred effective Jan. 1, 1994, the corporation's income from corporate investments carried at equity and net income - common stockholders for the year ended Dec. 31, 1994, would have been reduced by $54 million, and earnings per share would have decreased $0.35 per share, primary, or $0.32 per share, fully diluted.
    On March 31, 1995, the corporation acquired 50 percent of the equity of Polimeri Europa S.r.l., from EniChem S.p.A. EniChem retained the other 50 percent. In anticipation of the corporation's acquisition, EniChem had transferred to Polimeri Europa all of its polyethylene business, excluding its wire and cable compounds business. The purchase price for the corporation's 50 percent of the joint venture's equity was 323 million German Deutschemarks ($216 million). If this acquisition had occurred effective Jan. 1, 1995, the corporation's income from corporate investments carried at equity and net income - common stockholders for the year ended Dec. 31, 1995, would have increased by $27 million, and earnings per share would have increased $0.19 per share, primary, or $0.17 per share, fully diluted. If this acquisition had occurred effective Jan. 1, 1994, the corporation's income from corporate investments carried at equity, net income - common stockholders and earnings per share for the year ended Dec. 31, 1994, would not have been affected.
    If both the Polimeri Europa equity acquisition and the UCAR recapitalization and sale transactions had occurred effective Jan. 1, 1995, the corporation's income from corporate investments carried at equity and net income - common stockholders for the year ended Dec. 31, 1995, would have increased by $23 million, or $0.16 per share, primary, or $0.14 per share, fully diluted. If these transactions had occurred effective Jan. 1, 1994, the corporation's income from corporate investments carried at equity and net income - common stockholders for the year ended Dec. 31, 1994, would have decreased by $54 million, or $0.35 per share, primary, or $0.32 per share, fully diluted. The weighted average number of common shares used for the pro forma earnings per share calculations for the year ended Dec. 31, 1995 and 1994, is 141,663,656 and 154,174,788 primary, respectively, and 158,380,545 and 170,886,405 fully diluted, respectively.
    On Feb. 1, 1995, the corporation purchased certain ethylene oxide derivative businesses from Imperial Chemical Industries of London for $71 million.
    On July 15, 1995, the corporation and two Kuwaiti corporations, Petrochemical Industries Company and Boubyan Petrochemical Company, formed Equate Petrochemical Company, their joint venture for development of a world-scale petrochemicals complex in Kuwait. Construction of the facility is targeted for a mid-1997 completion date. At Dec. 31, 1995, the corporation had invested $134 million in Equate. In January 1996 the corporation severally guaranteed $225 million of Equate debt.
    In January 1996 the corporation completed the purchase of the polypropylene assets and business of Shell Oil Company. The purchased assets, located in the U.S., comprise Shell's polypropylene technology and manufacturing facilities and polypropylene assets previously held jointly by both companies.

6. Income Taxes
The following is a summary of the U.S. and non-U.S. components of Income before provision for income taxes:
Millions of dollars                          1995       1994       1993
Income (loss) before provision
  for income taxes:
    U.S.                                   $1,137       $362       $235
    Non-U.S.                                  122        109         (8)
                                           $1,259       $471       $227

The following is an analysis of income tax expense:
                                         1995               1994
Millions of dollars                Current  Deferred  Current  Deferred
U.S. Federal income taxes             $332      $(24)   $  77       $46
U.S. business and research and
  experimentation tax credits          (17)        -      (10)        -
U.S. state and local taxes
  based on income                       47        (7)       4        (2)
Non-U.S. income taxes                   47         2       35       (13)
                                       409       (29)     106        31
  Provision for Income Taxes               $380               $137

                                         1993
Millions of dollars                Current  Deferred
U.S. Federal income taxes            $  60     $(21)
U.S. business and research and
  experimentation tax credits           (9)       -
U.S. state and local taxes
  based on income                       19        2
Non-U.S. income taxes                   42      (15)
                                       112      (34)
  Provision for Income Taxes               $78


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
<CAPTION
                                                    1995
                                            Deferred     Deferred
Millions of dollars                           Assets  Liabilities
Depreciation and amortization                  $   -         $392
Postretirement benefits other than pensions      213            -
Postemployment benefits and severance costs       36            -
Environmental and litigation                     147            -
Sale/leaseback and related deferrals             109            -
Other                                            153          191
Gross deferred tax assets and liabilities        658          583
Net Deferred Tax Asset                                 $75
<CAPTION
                                                    1994
                                            Deferred     Deferred
Millions of dollars                           Assets  Liabilities
Depreciation and amortization                  $   -         $354
Postretirement benefits other than pensions      221            -
Postemployment benefits and severance costs       25            -
Environmental and litigation                     147            -
Sale/leaseback and related deferrals              45            -
Other                                            177          216
Gross deferred tax assets and liabilities        615          570
Net Deferred Tax Asset                                  $45

    Net noncurrent deferred tax liabilities of $62 million ($91 million in
1994) are included in Deferred credits in the Consolidated Balance Sheet. Net current deferred tax assets of $132 million ($129 million in 1994) are included in Other current assets. Net noncurrent deferred tax assets of $5 million ($7 million in 1994) are included in Other assets. In 1995 and 1994 there were $6 million in non-U.S. net operating loss carryforwards included in the deferred tax assets above.
    Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $393 million at Dec. 31, 1995 ($374 million at Dec. 31, 1994). Determination of deferred taxes related to these earnings is not practicable.
    An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income before provision for income taxes is as follows:
                                           Percentage of
                                          pre-tax income
                                     1995      1994      1993
Tax at statutory Federal rate        35.0%     35.0%     35.0%
Taxes related to operations
  outside the U.S.                    0.1         -       3.1
U.S. state and local taxes
  based on income                     1.0       0.2       5.7
Foreign sales corporation            (1.4)     (2.8)     (4.0)
Business credits                     (1.4)     (2.1)     (4.0)
Other, net                           (3.1)     (1.2)     (1.4)
Consolidated effective income
  tax rate                           30.2%     29.1%     34.4%

7. Supplementary Balance Sheet Detail

Millions of dollars at December 31,                        1995     1994
Notes and accounts receivable
Trade                                                   $   824  $   726
Other                                                       183      183
                                                          1,007      909
Less: Allowance for doubtful accounts                        11       11
                                                        $   996  $   898
Inventories
Raw materials and supplies                              $   117  $   103
Work in process                                              46       41
Finished goods                                              381      246
                                                        $   544  $   390
Property, plant and equipment
Land and improvements                                   $   307  $   296
Buildings                                                   380      351
Machinery and equipment                                   5,221    4,847
Construction in progress and other                          449      395
                                                        $ 6,357  $ 5,889
Other assets
Deferred charges                                        $   163  $   129
Insurance recovery receivables                              145      103
Long-term receivables                                        55       97
Patents, trademarks and goodwill                             66       37
                                                        $   429  $   366
Other accrued liabilities
Accrued accounts payable                                $   241  $   266
Payrolls                                                     53       61
Severance and relocation costs                               14       36
Environmental remediation costs                              65       62
Postretirement benefit obligation                            28       34
Employee profit sharing                                      85       49
Other                                                       239      225
                                                        $   725  $   733
Other long-term obligations
Environmental remediation costs                         $   262  $   235
Product liability costs                                     180      138
Impairment of unused office space                           158        -
Postemployment benefits                                      87       42
Other                                                       147      122
                                                        $   834  $   537
Translation and other equity
  adjustments
Canada                                                  $   (43) $   (48)
Europe                                                       15      (17)
Far East & Other                                             13        6
                                                        $   (15) $   (59)

8. Interest Expense
The following is an analysis of Interest expense:

Millions of dollars                                 1995  1994  1993
Interest incurred(a)                                $119  $ 93  $ 84
Less: Interest capitalized
  and other adjustments                               30    13    14
                                                    $ 89  $ 80  $ 70

a) Includes $12 million, $17 million and $17 million in 1995, 1994 and 1993, respectively, representing the interest component of certain leases.

9. Partnerships and Corporate Joint Ventures
The following are financial summaries of partnerships and 20 percent- to 50 percent-owned corporate investments carried at equity. The corporation's most significant partnerships include UOP, Petromont and Company Limited Partnership, Aspell Polymeres SNC, and World Ethanol Company, as well as a Union Carbide/Shell polypropylene partnership, the balance of which was acquired in January 1996 (see Note 5).
                                                             Partnerships
Millions of dollars                                     1995    1994    1993
Net sales(a)                                          $2,146  $1,616  $1,445
Cost of sales                                          1,312     954     863
Depreciation                                              66      51      50
Partnership income                                       283     229     199
UCC Share of
  Partnership Income                                 $   152  $   98  $   67
Current assets                                       $   599  $  494
Noncurrent assets                                        824     735
  Total assets                                         1,423   1,229
Current liabilities                                      483     309
Noncurrent liabilities                                   441     455
  Total liabilities                                      924     764
  Net assets                                             499     465
UCC Equity                                           $   243  $  220

a) Includes $177 million net sales to the corporation in 1995 ($209 million in 1994 and $175 million in 1993).

    Corporate investments carried at equity include Polimeri Europa S.r.l., Equate Petrochemical Company K.S.C., Nippon Unicar Company Limited, Alberta & Orient Glycol Company Limited and several smaller entities. See Note 5.

                                                             20% - 50%
                                                       Corporate Investments
Millions of dollars                                     1995    1994    1993
Net sales(a)                                          $1,731  $1,206  $1,144
Cost of sales                                          1,221     817     823
Depreciation                                             119      58      55
Net income                                                96     109      36
UCC Share of Net Income                               $   46  $    55 $   16
Current assets                                        $  811  $   622
Noncurrent assets                                      1,886      920
  Total assets                                         2,697    1,542
Current liabilities                                      713      457
Noncurrent liabilities                                   922      676
  Total liabilities                                    1,635    1,133
  Net assets                                           1,062      409
UCC Equity                                            $  496  $   198

a) Includes $167 million net sales to the corporation in 1995 ($73 million in 1994 and $46 million in 1993).

    Dividends and distributions received from partnerships and corporate joint ventures aggregated $97 million in 1995 ($128 million in 1994 and $92 million in 1993).

10. Long-Term Debt

Millions of dollars at December 31,                     1995    1994
6.75% Notes due 2003                                 $   125  $  125
6.79% Debentures due 2025                                250       -
7.00% Notes due 1999                                     175     175
7.50% Debentures due 2025                                150       -
7.875% Debentures due 2023                               175     175
8.75% Debentures due 2022                                125     125
Pollution control and other
  facility obligations                                   246     248
Other debt - various maturities and
  interest rates                                          53      70
                                                       1,299     918
Less: Payments to be made
within 1 year                                             14      19
                                                      $1,285  $  899

    On June 1, 1995, the corporation completed a $400 million, two-part public offering of debt securities. It consisted of $150 million principal amount of
7.5 percent 30-year debentures due June 1, 2025, and $250 million principal amount of 6.79 percent 30-year debentures due June 1, 2025, with a one-time option for investors to redeem the bonds on June 1, 2005.
    The corporation has a credit agreement with a group of banks, providing the corporation with $1 billion in credit through Nov. 3, 2000. Several options are available to borrow at floating interest rates based on LIBOR (London Interbank Offered Rate) or CD (Certificate of Deposit Rate) on a revolving basis. At Dec. 31, 1995, there were no outstanding borrowings under the credit agreement.
     The credit agreement and other indentures contain covenants, normal for these types of instruments, that place certain limits on the ability of UCC to merge with another entity, incur debt or create liens on assets. In addition, the credit agreement requires the corporation to meet net worth, leverage and interest coverage tests.
     Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities, and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 1996 through 2023 and have an average annual effective rate of 7.3 percent.
    At Dec. 31, 1995, the corporation had one open swap position in the notional amount of $23 million ($48 million at Dec. 31, 1994), for which the corporation receives a fixed rate and pays a floating rate. The corporation's exposure to counterparty creditworthiness is not material.
     The average and effective interest rates in 1995 on the corporation's fixed-rate debt, other than pollution control and other facility obligations, were 7.4 percent. The corporation's weighted average interest rate on short-term borrowings outstanding as of Dec. 31, 1995, was 4.0 percent (6.2 percent as of Dec. 31, 1994).
    Payments due on long-term debt in the four years following 1996 are: 1997, $7 million; 1998, $7 million; 1999, $180 million; and 2000, $4 million.

11. Convertible Preferred Stock - ESOP
The Union Carbide Corporation Employee Stock Ownership Plan (ESOP) is an integral part of the Savings Program for employees. Each share of ESOP stock is convertible into and has the same voting rights as one share of the corporation's common stock, and is protected from dilution. The annual preferred dividend is $0.794 per share.
    Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the corporation's matching contribution of 75 percent (50 percent in 1994 and 1993) on eligible employee contributions. At the corporation's option, ESOP shares may be redeemed either in cash or the corporation's common stock when employees make withdrawals from their accounts. It has been UCC's policy to redeem ESOP shares with cash.
    The cost of the ESOP is recognized as incurred and was $4 million in 1995 ($6 million in 1994 and 1993). Reductions in ESOP costs in 1995 were due primarily to appreciation in the corporation's common stock. At Dec. 31, 1995,
16.2 million preferred shares were outstanding, 5.4 million of which were credited to employees' accounts, including 0.6 million credited during 1995.

12. UCC Stockholders' Equity
In 1989 the board of directors adopted a stockholder rights plan and declared a dividend of one Right for each outstanding share of common stock. Each Right entitles its holder, under certain circumstances, to buy a share of common stock at a purchase price of $37.67 (subject to adjustment).
    The Rights may not be exercised until 10 days after a person or group acquires 20 percent or more of UCC's common stock, or announces a tender offer that, if consummated, would result in 20 percent or more ownership of the common stock.
     Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.
    Should an acquirer become the beneficial owner of 20 percent of the common stock, and under certain additional circumstances, Union Carbide Corporation stockholders (other than the acquirer) would have the right to buy common stock in Union Carbide Corporation, or in the surviving enterprise if the corporation is acquired, having a value equal to two times the purchase price of the Right then in effect.
    The Rights will expire on Aug. 31, 1999, unless redeemed prior to that date. The redemption price is $0.01 per Right. The corporation's independent directors may redeem the Rights by a majority vote during the 10-day period following public announcement that a person or group has acquired 20 percent of UCC's common stock.
    On July 26, 1995, the board of directors of the corporation increased the number of shares that may be repurchased under the existing common stock repurchase program to 40 million shares. Through Dec. 31, 1995, the corporation had repurchased 29,439,478 shares since inception of the program in 1993 (14,127,218 during 1995) at an average effective price of $28.18 per share. The corporation will continue to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions.
    In conjunction with the corporation's common stock buyback program, put options were sold in a series of private placements entitling the holders to sell 6.4 million shares of common stock to UCC, at specified prices upon exercise of the options. Since inception of this program through Dec. 31, 1995, options representing 4,563,800 common shares have expired unexercised, while options representing 1,136,200 shares were exercised for $35 million, or an average price of $30.86 per share. Options representing 700,000 shares remain outstanding at Dec. 31, 1995. Premiums received since inception of the program have reduced the average price of repurchased shares to $28.18 per share from $28.36.

13. Leases
Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Year ending                     Millions of dollars
1996                                    $ 73
1997                                      71
1998                                      56
1999                                      53
2000                                      50
Subsequent to 2000                       291
Total minimum payments                   594
Future sublease rentals                  115
Net Minimum Rental Commitments          $479

    The present value of the net minimum rental payments amounts to $349 million, of which $301 million pertains to the Danbury headquarters lease. Total lease and rental payments (net of sublease rental of $20 million in 1995, $20 million in 1994 and $10 million in 1993) were $67 million, $65 million and $98 million for 1995, 1994 and 1993, respectively. The corporation is contingently required to pay certain domestic lease obligations assigned to Praxair Inc. in the event of Praxair's default, the present value of which totals $23 million. If such a payment is required, the corporation has a legal right to set off any such amounts paid against amounts it may owe to Praxair.
    During 1995 the corporation recognized a nonrecurring, noncash charge of $191 million ($134 million after-tax) for future minimum lease payments on unused office space, primarily at the corporation's Danbury headquarters. The headquarters charge reflects the pro rata costs of unused office space over the remaining term of the lease, which runs to 2006, less anticipated net sublease income. Neither the expected future costs nor expected net sublease revenues were discounted.

14. Retirement Programs
Pension Benefits
The noncontributory defined benefit retirement program of Union Carbide Corporation ("U.S. Retirement Program") covers substantially all U.S. employees and certain employees in other countries. Pension benefits are based primarily on years of service and compensation levels prior to retirement.
    Pension coverage for employees of the corporation's non-U.S. consolidated subsidiaries is provided through separate plans, to the extent deemed appropriate. Obligations under such plans are principally provided for by depositing funds with trustees.
    The components of net periodic pension cost for the plans combined are as follows:
Millions of dollars                 1995            1994            1993
Service cost - benefits
  earned during the
  period                           $  44           $  51           $  48
Interest cost on
  projected benefit
  obligation                         197             180             182
Return on plan assets
(gain) loss
  Actual                    (904)            154            (430)
  Deferred                   692    (212)   (355)   (201)    229    (201)
Amortization of
  net gain                            (6)             (9)             (9)
Net Periodic
  Pension Cost                     $  23           $  21           $  20

    The funded status of the plans combined was as follows:

Millions of dollars at December 31,                 1995            1994
Actuarial present value of plan benefits:
  Accumulated benefit obligation
    Vested                                       $ 2,596         $ 2,037
    Nonvested                                        127             113
                                                   2,723           2,150
  Projected benefit obligation                     2,986           2,398
Fair value of plan assets, primarily
  invested in common stocks and
  fixed-income securities                          3,173           2,414
Plan assets in excess of
  projected benefit obligation                       187              16
Unamortized net asset at transition                  (77)            (80)
Unamortized prior service cost                        22              25
Unrecognized (gains) losses - net                   (103)             35
Prepaid (Accrued) Pension Cost                   $    29         $    (4)

    Pension obligations are valued using the 1983 Group Annuity Mortality Table. The actuarial assumptions used were as follows:

At December 31,                                     1995            1994
Discount rate for determining projected
  benefit obligation                                6.75%           8.50%
Rate of increase in compensation levels             4.00%           5.75%
Expected long-term rate of return on
  plan assets                                       8.25%           8.50%

Postretirement Benefits Other Than Pensions
The corporation and certain of its consolidated subsidiaries provide health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.
    The obligation is determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health care cost trends projected to increase annually at rates of 12.50 percent in 1995, 9.75 percent in 1996, 8.75 percent in 1997, falling incrementally to a
5.25 percent annual increase in 2004 and thereafter.
    The effect of a 1 percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefits obligation at Dec. 31, 1995, by $26 million and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $2 million. Measurement of the accumulated postretirement benefit obligation was based on the same actuarial assumptions used in the pension calculations.
    The corporation has funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks and fixed-income securities.
     The components of net periodic postretirement benefit cost are as follows:
Millions of dollars                 1995            1994            1993
Service cost - benefits
  earned during the
  period                           $  11           $  12           $  12
Interest cost                         35              32              32
Return on plan assets
(gain) loss
  Actual                     (8)              1              (5)
  Deferred                    6       (2)    (3)      (2)     3       (2)
Amortization of
  net gain                           (21)            (21)            (21)
Net Periodic
  Postretirement
  Benefit Cost                     $  23           $  21           $  21

     The funded status of the postretirement benefit obligation was as follows:
Millions of dollars at December 31,                 1995            1994
Accumulated postretirement
  benefit obligations:
    Retirees                                        $361            $354
    Fully eligible active plan participants           75              78
    Other active plan participants                    26              20
                                                     462             452
Fair value of plan assets                            (21)            (19)
Accumulated postretirement benefits
  in excess of plan assets                           441             433
Unrecognized gains - net                              67              89
Accrued Unfunded Postretirement
  Benefit Obligations                               $508            $522

    The accumulated postretirement benefit obligation for retirees is net of $134 million at Dec. 31, 1995 ($130 million at Dec. 31, 1994), which is reimbursed to the corporation in part by previously owned businesses under ongoing benefit-sharing agreements.

Deferred Compensation Plan
During 1994 the board of directors approved an unfunded, nonqualified deferred compensation plan for certain key employees, offering them an election to defer a portion of their gross pay beginning Jan. 1, 1995. The corporation's obligation to employees is adjusted to reflect changes in the market values of employees' investment choices. With limited exceptions, participants' deferred account balances are scheduled for payment at or after full retirement.

Postemployment Benefits
During 1995 the corporation recorded a charge of $68 million ($49 million after-tax) for postemployment benefits. The charge includes severance costs relating to future staff reductions associated with work process simplification efforts and changes in the corporation's severance benefits.
    The cumulative effect of adopting FAS 112 as of Jan. 1, 1993, resulted in a $97 million after-tax charge to 1993 earnings ($0.64 per common share). FAS 112 requires that postemployment benefits expected to be paid before retirement, principally severance, be accrued over employees' working lives. This charge includes postemployment benefits based on normal year-to-year attrition rates, giving effect to the corporation's cost reduction program as of Jan. 1, 1993.

15. Incentive Plans
In 1994 stockholders approved the 1994 Union Carbide Long-Term Incentive Plan for key employees, which replaced the 1988 Union Carbide Long-Term Incentive Plan. The 1994 plan, effective until the 1997 shareholders' meeting, provides for granting incentive and nonqualified stock options; stock appreciation rights; exercise payment rights; grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options cannot exceed 7.5 million under the plan. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable two years after such date. Options may not have a duration of more than 10 years. Restricted stock award shares are entitled to vote and dividends are credited to the holder's account, but these shares are generally nontransferable for three years after the grant date. These restricted stock awards and accumulated dividends are generally subject to forfeiture if matching employee-owned stock on deposit with the corporation is withdrawn or if other conditions are not met. Performance awards may be paid in common stock, cash or any other form of property. No stock appreciation rights or performance awards were granted in 1995.
    No further awards can be made under either the 1988 or 1984 plan programs. Options granted under both plans are still outstanding and have terms similar to nonqualified stock options under the 1994 plan.
    Changes during 1995 in outstanding shares under option were as follows:

Thousands of shares
                                                Weighted
1995                               Total   Average Price
Outstanding at January 1          13,807         $15.702
Granted                            1,270          40.375
Exercised                         (1,667)         11.369
Canceled or expired                  (60)         27.253
Outstanding at
  December 31                     13,350         $18.539

    Options outstanding at Dec. 31, 1995, ranged in price from $6.699 to $40.375 per share, of which 10.2 million options were generally exercisable at prices ranging from $6.699 to $21.625 per share. Options were exercised during 1995 at prices ranging from $1.00 to $21.625 per share.


16. Commitments and Contingencies
Purchase Agreements - The corporation has three major agreements for the purchase of ethylene-related products and two other purchase agreements in the U.S. and Canada. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1995 (at current exchange rates, where applicable), are presented in the following table.

Millions of dollars
1996                             $ 72
1997                               65
1998                               56
1999                               49
2000                               25
2001 to expiration of contracts   107
Total                            $374

Environmental - The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or mitigate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals in current dollars for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
    At Dec. 31, 1995, the corporation had established environmental remediation accruals in the amount of $327 million ($297 million in 1994), of which $262 million is classified as Other long-term obligations ($235 million in 1994). These accruals have two components, estimated future expenditures for site investigation and cleanup and estimated expenditures for closure and postclosure activities. In addition, the corporation had environmental loss contingencies of $163 million at Dec. 31, 1995.
    The corporation has sole responsibility for the remediation of approximately half of its environmental sites for which accruals have been established. These sites are well advanced in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1995, included $245 million for these sites ($233 million at Dec. 31, 1994), of which $109 million ($97 million at Dec. 31, 1994) was for estimated future expenditures for site investigation and cleanup and $136 million ($136 million at Dec. 31, 1994) was for estimated future expenditures for closure and postclosure activities. In addition, $82 million of the corporation's environmental loss contingencies at Dec. 31, 1995, related to these sites. The site with the largest total potential cost to the corporation is a nonoperating site. Of the above accruals, this site accounted for $47 million ($49 million at Dec. 31, 1994), of which $26 million ($26 million at Dec. 31, 1994) was for estimated future expenditures for site investigation and cleanup and $21 million ($23 million at Dec. 31, 1994) was for estimated future expenditures for closure and postclosure activities. In addition, $15 million of the above environmental loss contingencies related to this site.
    The corporation does not have sole responsibility at the remainder of its environmental sites for which accruals have been established. All of these sites are in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1995, included $82 million for estimated future expenditures for site investigation and cleanup at these sites ($63 million at Dec. 31, 1994). In addition, $81 million of the corporation's environmental loss contingencies related to these sites. The largest of these sites is also a nonoperating site. Of the above accruals, this site accounted for $16 million ($21 million at Dec. 31, 1994) for estimated future expenditures for site investigation and cleanup. In addition, $6 million of the above environmental loss contingencies related to this site.
    Worldwide expenses of continuing operations related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $138 million in 1995, $153 million in 1994 and $149 million in 1993.

Other - The corporation sold certain receivables with recourse to various banks for proceeds of $63 million in 1995 ($101 million in 1994). At Dec. 31, 1995, approximately $7 million remained due ($11 million in 1994). The fair value of the recourse provisions at Dec. 31, 1995, approximates the carrying value.
    The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1995, totaling $58 million, of which $34 million related to guarantees of debt.

Litigation - The corporation is one of a number of defendants named in approximately 4,600 lawsuits, some of which have more than one plaintiff, involving silicone breast implants. The corporation was not a manufacturer of breast implants but did supply generic bulk silicone materials to certain manufacturers. Also, the corporation in 1990 acquired and in 1992 divested the stock of a small specialty silicones company that, among other things, supplied silicone gel intermediates and silicone dispersions for breast implants. In 1993 most of the suits that were brought in Federal courts were consolidated for pretrial purposes in the United States District Court, Northern District of Alabama. In 1994 the corporation provisionally joined a multibillion-dollar settlement of the claims consolidated in that court.
    Subsequently, the District Court determined that the total amount of current claims likely to be approved for payment under the original settlement schedule would substantially exceed the funds available. Consequently, the defendants and the Plaintiffs' Negotiating Committee, at the request of the court, initiated negotiations to reconsider the structure and funding of the settlement. Recently certain defendants, including the corporation, proposed, and the court approved, a revised settlement program. While the corporation cannot predict the number of claimants who will participate in the settlement, based on sample data prepared under supervision of the court, the corporation estimates that its maximum expenditures under the revised agreement should not exceed $100 million prior to insurance recovery. Although insurance coverage is subject to issues as to scope and application of policies, retention limits, exclusions and policy limits, and the insurers have reserved their right to deny coverage, the corporation believes that after probable insurance recoveries neither the settlement nor litigation outside the settlement will have a material adverse effect on the consolidated financial position of the corporation.
    In addition, the corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
    The corporation has recorded nonenvironmental litigation accruals of $244 million, and related insurance recovery receivables of $145 million, resulting in net before-tax charges of $99 million for nonenvironmental litigation. At December 31, 1995, the corporation had nonenvironmental litigation loss contingencies of $38 million.
    Criminal proceedings continue in India, arising out of the 1984 gas release from the Bhopal plant of Union Carbide India Limited. The corporation has not appeared in those proceedings. In the opinion of counsel for the corporation, under generally recognized legal principles, the criminal proceedings should not have adverse financial consequences for the corporation outside of India. The carrying value of the remaining proceeds from sale of the corporation's stock in Union Carbide India Limited, which remain subject to the attachment order of the Bhopal criminal court, is zero.
    While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.

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

William H. Joyce                              John K. Wulff
Chairman, President and                       Vice-President, Chief Financial
Chief Executive Officer                       Officer and Controller
Danbury, Conn.
Jan. 19, 1996



Independent Auditors' Report

To the Stockholders and Board of Directors of Union Carbide Corporation:

We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1995, in conformity with generally accepted accounting principles.
    As discussed in Note 1 to the consolidated financial statements, in 1993 the company changed its method of accounting for postemployment benefits.

KPMG Peat Marwick LLP

Stamford, Conn.
Jan. 19, 1996



Corporate Information
1996 Annual Meeting
The 1996 annual meeting of stockholders will be held on Wednesday, April 24, at the John C. Creasey Health Education Center, 24 Hospital Ave., Danbury, CT 06810, beginning at 10 A.M.
  A notice of the annual meeting, a proxy statement and a proxy voting card are mailed to each stockholder in March, together with a copy of the current annual report.

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

Stock Exchanges
Union Carbide stock is traded primarily on the New York Stock Exchange (ticker symbol: UK). The stock is also listed on the Chicago and Pacific Stock Exchanges in the U.S.

Stockholder Inquiries
Inquiries about stockholder accounts and dividend reinvestment should be directed to Union Carbide Corporation, William H. Smith, manager, Shareholder Services Department, Section G-1328, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-3350).

Stock Records and Transfer
The corporation acts as its own stock transfer agent through Shareholder Services, which also maintains stockholder records, transfers stock and answers questions regarding stockholders' accounts, including dividend reinvestment accounts. Stockholders wishing to transfer stock to someone else or to change the name on a stock certificate should contact Shareholder Services for assistance. The Registrar is Chemical Mellon.

Dividend Reinvestment
Stockholders of record may purchase shares directly through Union Carbide's Dividend Reinvestment and Stock Purchase Plan. Under the plan, shares may be purchased from Union Carbide free of commissions and service charges. Requests for a prospectus that explains the plan in detail should be directed to Shareholder Services (Telephone: 800-934-3350).

Form 10-K
A Form 10-K report for the year ended Dec. 31, 1995, will be available in April 1996. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Joseph E. Geoghan, secretary, 39 Old Ridgebury Road, Danbury, CT 06817-0001.

Charitable Contributions Booklet
Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $250 or more. The booklet is available on written request to the secretary.

Responsible Care Progress Report
This report covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and international locations, goals and progress toward full implementation of Responsible Care management practices in the U.S. To obtain a copy, write to Union Carbide Corporation, Public Affairs Department, Section L-4505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 800-552-5272).

Inquiries
Institutional investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E-4286, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-
6440).
  Financial journalists should direct questions to Union Carbide Corporation, Tomm F. Sprick, assistant manager, financial communications, Public Affairs Department, Section L-4505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-6992).



Directors and Corporate Officers
Directors
John J. Creedon is retired president and chief executive officer of Metropolitan Life Insurance Company. A Carbide director since 1984, he chairs the Audit Committee and serves on the Compensation & Management Development, Executive and Health, Safety and Environmental Affairs (HS&EA) Committees.

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

Rainer E. Gut is chairman of Credit Suisse and CS Holding, Zurich, Switzerland. A UCC board member since 1994, he is a member of the Compensation & Management Development, Finance & Pension and Nominating Committees.

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

William H. Joyce is chairman, president and chief executive officer of Union Carbide Corporation. A director since 1992, he is chairman of the Executive Committee.

Robert D. Kennedy is retired chairman and chief executive officer of Union Carbide Corporation and has been a director since 1985. He serves on the Executive, Nominating and Public Policy Committees.

Ronald L. Kuehn, Jr. is a director and chairman, president and chief executive officer of Sonat, Inc. A UCC board member since 1984, he chairs the Compensation & Management Development Committee and serves on the Finance & Pension, HS&EA and Nominating Committees.

Rozanne L. Ridgway is co-chair of the Atlantic Council of the United States. A director since 1990, she is a member of the Audit, HS&EA, Nominating and Public Policy Committees.

William S. Sneath is a director of various corporations and retired chairman and chief executive officer of Union Carbide Corporation. He chairs the Finance & Pension Committee and serves on the Executive, HS&EA and Nominating Committees. He has been a director since 1969.

In accordance with the board's retirement policy, Dr. Hester, who has served on the board with distinction for more than 32 years, will not stand for reelection.



Corporate Officers
William H. Joyce
Chairman of the Board, President and Chief Executive Officer

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

Lee P. McMaster
Vice-President, General Manager, Ethylene Oxide/Glycol

Joseph C. Soviero
Vice-President, Corporate Ventures and Purchasing

Roger B. Staub
Vice-President, General Manager, Unipol Systems

Ronald Van Mynen
Vice-President, Health, Safety and Environment

Philip T. Wright
Vice-President

John K. Wulff
Vice-President, Chief Financial Officer and Controller



Other Senior Corporate Staff
David L. Brucker
Vice-President, Engineering and Operations

John L. Gigerich
Vice-President, Information Systems

W. William Lindner
Vice-President, Purchasing

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

Propylene - a basic chemical made from crude oil and natural gas components. It is used as a starting material to produce many of Carbide's chemical products.

Olefins - the generic name for ethylene, propylene and other unsaturated hydrocarbons made from components of crude oil or natural gas. Olefins are the starting materials from which most of Union Carbide's chemical products are made.

Ethylene Oxide - a chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, and surfactants for detergents and cleaning products.

Ethylene Glycol - a chemical made from ethylene oxide and water. It is used to make polyester fiber, resin and film, and automotive antifreeze and engine coolants.

Polyethylene - the world's most widely used plastic, made by reacting ethylene and other olefins to form polymers. Union Carbide uses its low-pressure Unipol Process technology to make most of its polyethylene.

Polypropylene - one of the world's fastest-growing, large-volume plastics, made by reacting propylene with itself or with other olefins to form polymers. Union Carbide uses its low-pressure Unipol Process and other processes to make polypropylene.

Solvent - a liquid chemical used to dissolve other chemicals. For example, butyl alcohol and related solvents are manufactured, starting from propylene, using Union Carbide's low-pressure Oxo process.



Definition of Terms
Unless the context otherwise requires, the terms below refer to the following:

  Union Carbide Corporation,            Union Carbide Corporation,
     Union Carbide, Carbide,            the parent company, and its
   the corporation, we, our,            consolidated subsidiaries
            the company, UCC

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

CARBITOL, CARBOWAX, CELLOSIZE, CELLOSOLVE, CURBSIDE BLEND, CYRACURE, FLEXOL, FLEXOMER, NEULON, NORKOOL, POLYOX, POLYPHOBE, PRISMA, SELEXOL, TERGITOL, TONE, TRITON, TUFLIN, UCAR, UCARSOL, UCARTHERM, UCON, UCURE, ULTRA, UNICARB, UNIPOL, and UNION CARBIDE are trademarks of Union Carbide.

RESPONSIBLE CARE is a registered service mark of the Canadian Chemical Producers Association and the Chemical Manufacturers Association.

Printed on Recycled, Recyclable Paper.