Form 10-K, Exhibit 13
period 1996-12-31
UNION CARBIDE CORP /NEW/
filed 1997-03-20
CIK 100790

Exhibit 13
                          UNION CARBIDE CORPORATION
                              1996 ANNUAL REPORT

(The cover depicts two partially overlapping hexagons. One of them is labeled "Specialties & Intermediates" and the other is labeled "Basic Chemicals and Plastics".)

                                   Contents

    Financial Highlights - Summary comparison of 1996 and 1995 results      1
       Chairman's Letter - Bill Joyce on 1996 performance, strategic
                           objectives and long-term outlook                 2
    Principal Products &
                Services - Description of Specialties & Intermediates
                           and Basic Chemicals & Polymers segments,
                           including competitors                            6
                         - Partnerships and Corporate Joint Ventures        8
       Chemical Glossary - Chemicals and polymers central to Carbide's
                           businesses                                       9
 Management's Discussion
              & Analysis - Results of Operations                           10
                           Liquidity, Capital Resources and Other
                           Financial Data                                  18
                           Selected Financial Data                         20
                           Quarterly Data                                  21
    Financial Statements - Consolidated Statement of Income                22
                           Consolidated Balance Sheet                      23
                           Consolidated Statement of Cash Flows            24
                           Consolidated Statement of Stockholders'
                           Equity                                          25
                           Notes to Financial Statements                   26
                           Management's Statement of Responsibility
                           for Financial Statements                        42
                           Independent Auditors' Report                    42
   Corporate Information - Important dates, names, addresses,
                           telephone numbers and other information         43
 Directors and Corporate
                Officers - List of directors, corporate officers
                           and other senior management                     44
        Around the World - Listing of worldwide locations Inside Back Cover Definition of Terms - Definition of nonchemical terms Inside Back Cover



Cautionary statement for the purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: All statements in this annual report that do not reflect historical information are forward looking statements. These include statements about the chemical markets in 1997; cost reduction targets; the corporation's share price; earnings and profitability targets; development, production and acceptance of new products and process technologies; ongoing and planned capacity additions and expansions; joint ventures, and Management's Discussion & Analysis. Important factors that could cause actual results to differ materially from those discussed in such forward looking statements include the supply/demand balance for the corporation's products, customer inventory levels, competitive pricing pressures, feedstock costs, changes in industry production capacities and operating rates, competitive technology positions and failure to achieve the corporation's cost reduction targets or complete construction projects on schedule.


                             Financial Highlights

Dollar amounts in millions
(except per share figures)                        1996        1995   % Change
                            For the Year -
                               Net sales -    $  6,106    $  5,888          4
                        Operating profit -         921       1,348        (32)
        Net income - common stockholders -         583         915        (36)
              Per common share - primary -        4.28        6.44        (34)
        Per common share - fully diluted -        3.90        5.83        (33)
          Cash dividends on common stock -          99         103         (4)
                        Per common share -        0.75        0.75          -
                    Capital expenditures -         721         542         33
                             At Year-End -
                            Total assets -    $  6,546    $  6,256          5
                              Total debt -       1,599       1,323         21
                    Stockholders' equity -       2,114       2,045          3
                        Per common share -       16.72       15.14         10
   Common shares outstanding (thousands) -     126,440     135,108         (6)
           Common stockholders of record -      51,023      53,648         (5)
                               Employees -      11,745      11,521          2


                                  At a Glance

     Union Carbide Corporation is a worldwide chemicals and polymers company. The company possesses many of the industry's most advanced process and catalyst technologies and some of the most cost efficient large-scale production facilities in the world. In addition to its consolidated operations, the corporation participates in partnerships and corporate joint ventures whose combined revenues totaled more than $4.1 billion in 1996.
     Union Carbide operates two business segments:
     Specialties & Intermediates, which accounted for 70 percent of revenues and 81 percent of operating profit in 1996, produces a broad range of products, including specialty polyolefins used in wire and cable insulation; surfactants for industrial cleaners; catalysts for the manufacture of polymers; acrolein and derivatives; water soluble polymers; cellulose-, glucose- and lanolin-based materials for personal care products; specialty coatings; acrylic and vinyl acrylic latex used in paints and adhesives; solvents; vinyl acetate monomer, and ethylene oxide derivatives. This segment also licenses olefins-based technologies and offers other specialized technology licensing and services.
     Basic Chemicals & Polymers converts various hydrocarbon feedstocks, principally liquefied petroleum gases and naphtha, into the basic building-block chemicals ethylene and propylene (also known as olefins) that are in turn converted to polyethylene (the world's most widely used plastic), polypropylene (one of the world's fastest-growing plastics), and ethylene oxide and ethylene glycol (used to make polyester fiber, film and resin, and automotive antifreeze). This segment provides ethylene, propylene, ethylene oxide and ethylene glycol to the Specialties & Intermediates segment.
     Union Carbide's leading end markets as a percentage of sales are:
             Paints, coatings and adhesives     22%
            Packaging and consumer plastics     21%
                             Wire and cable     12%
                                    Textile      9%
                Household and personal care      7%
           Automotive, including antifreeze      4%
                       Agriculture and food      4%
                                Oil and gas      2%
                        Industrial cleaners      2%


                       Good Progress in a Demanding Year

(Contained within this section is a picture of William H. Joyce, Chairman, President and Chief Executive Officer.)

I am pleased to report that our company had a good year in 1996, under market conditions that made a good year a real achievement. Had we been operating in similar market conditions just a few years ago, Carbide would almost certainly have lost money.
     Worldwide sales for 1996 rose 3.7 percent to $6.1 billion. Net income available to common stockholders of $583 million declined 36.3 percent compared to the record $915 million earned in 1995.
     Soaring raw material costs in 1996, and weak pricing in key products, drove variable margin as a percent of sales below even the very low levels reached at the bottom of the last chemical business cycle in 1993. Carbide's ability to earn $3.90 per fully diluted share in those circumstances confirms that our profit improvement program has been a huge success.
     We also maintained a strong balance sheet in 1996, and generated sufficient funds to invest for the future and buy back 12.8 million common shares, continuing a practice that has brought the total number of shares repurchased since 1993 to 42.3 million.
     Carbiders are proud of our profit improvement success, and rightly so, since it was their hard work and innovative thinking, and the work process improvements they engineered, that reduced costs, raised productivity and generated returns on invested capital that rank Carbide among the most profitable companies in our industry.
     We are nevertheless disappointed that solid performance in a demanding year was not reflected in the price of Carbide stock, which appreciated only 9 percent in 1996, closing the year at $40.88 per share ($47.00 at the close of business on Feb. 26, 1997).
     But we believe Carbide's value will be recognized once we demonstrate that our company can post superior results through all phases of the chemical cycle: that our Basic Chemicals & Polymers (BC&P) segment will not only be very profitable over the business cycle, but also break even in the worst year of the cycle; and, most important, that our much larger Specialties & Intermediates (S&I) segment can show a longer history of double digit earnings growth.
     Although the industry outlook is for commodity prices to begin weakening toward the end of 1997 as substantial additional capacity begins to come on line, Carbide will see increasing benefits over the course of the chemical cycle from our continuing, ambitious profit improvement initiatives and from our investments aimed at promoting the profitable growth of our less cyclical S&I segment.
     For the longer term, we also anticipate a strong contribution from our joint ventures on several continents, and from new businesses based on our chemical process technologies.
     One new business we think has excellent potential (ethylene propylene rubber) was well into start-up at this writing, while four others we've yet to announce are still in the development stage.
     We also completed the purchase, at the start of 1996, of the polypropylene business and assets of Shell Oil Company and expanded our polypropylene production facilities at Seadrift, Tex., and Norco, La. Polypropylene is one of the world's fastest-growing, large-volume plastics.
     Although growth is vitally important to our success, our solid position as a low-cost producer is fundamental.
     We are mindful that the success of our long-range strategy depends in large part on our ability to keep improving productivity in both our specialties and intermediates and our basic chemicals businesses. We have made considerable progress over the past several years, and we are planning a good deal more.
     In 1996 we passed the halfway mark - ahead of schedule - toward our announced target of $637 million of profit improvement by year-end 2000 (in then-current dollars) compared to costs in 1993, and we are looking for other opportunities to raise the target.
     Among the profit improvement projects completed during the year was Pathfinder, a project cutting across nearly all of our businesses. Pathfinder reduced our costs for delivering product to customers by about $85 million, a permanent annual saving that exceeded Pathfinder's target by nearly $5 million.
     Carbide also has moved aggressively to reduce the cost of energy at two Gulf Coast plants. A new cogeneration (steam and electric power) unit that went on line at our Texas City, Tex., plant in May has cut the plant's energy bill by some $50,000 a day. A $140 million cogeneration unit at our Taft, La., plant, under construction since October 1995 and scheduled to start-up in March 1997, will slash much more from energy costs.
     Through a combination of new technology and advantageous location, a new butanol unit in our Solvents, Intermediates and Monomers (SIM) business, built for 25 percent less than if prior technology had been used, achieved estimated annual savings of $4 million in operating and logistics costs in its first full year of operation.
     In commodity operations, a program of our Hydrocarbons group aimed at boosting the efficiency of Carbide's Gulf Coast olefins units is 70 percent of the way toward its $126 million a year profit improvement target.
     In this latest round of profit improvement initiatives we expect our S&I segment to enlarge its contribution to our target. And we shouldn't have to commit as much of those savings to lower prices as we did initially with the savings in our BC&P segment, since many chemical specialties and intermediates tend to compete less on price than on performance. That means more S&I savings can fall directly to the bottom line.
     S&I accounted for 70 percent of sales in 1996 and 81 percent of operating profit. Although segment performance fell short of our double digit earnings growth target for the first time in several years, we saw a number of important developments in 1996 that, along with a more determined effort to widen margins, should strengthen the businesses in this segment and create for them an even larger role in Carbide's overall financial performance. Among the developments:

- Industrial Performance Chemicals (IPC) introduced a line of remarkable new TRITON SP surfactants - chemicals used in industrial cleaners and metalworking fluids, and potentially as process aids in paper and textile manufacturing - that permit rapid separation of pollutants from process wastewater.
     Our new surfactants were the subject of the first industry partnership with the Environmental Protection Agency under its Environmental Technology Initiative for Chemicals, a nonregulatory alternative for managing environmental risk.

- Our plant at Seadrift, Tex., added 45 million pounds of capacity for producing butyl glycol ethers, raising our total worldwide capacity to more than 320 million pounds - the largest of any company. Butyl glycol ethers are used as solvents in industrial coatings and cleaners.

- UNIPOL Systems licensees in South Korea, the Philippines and Saudi Arabia announced major expansions, as well as new UNIPOL Process facilities representing a total of 2.5 billion pounds of polyethylene and 1.2 billion pounds of polypropylene.
     Ten licensees, including 3 in China, started up UNIPOL polyethylene and polypropylene units during the year with combined capacities of nearly 2.1 billion pounds and 1.5 billion pounds, respectively.

- Our UCAR Emulsions Systems business began construction of a joint venture plant in China to manufacture latex for the growing paint industry in the Shanghai area.

- Amerchol Corporation, a Union Carbide subsidiary, began construction on the site of our plant in Guangdong, China, of a joint venture plant to manufacture cellulosic polymers to help meet the rapidly growing demand there for hair care and other personal care products. Amerchol started up a similar plant at Greensburg, La., to meet the growing worldwide demand for these products.

- IPC also began two major capital projects during the year, both at our Taft plant: a 330 million-pounds-per-year facility for producing our CARBOWAX polyethylene glycols and TERGITOL surfactants, and a 200 million-pounds-per-year facility for producing ethanolamines, used in detergents and personal care products, and in natural gas processing.

- SIM acquired a Brazilian producer of vinyl acetate monomer along with its 175 million-pounds-per-year plant, and started up a 330 million-pounds-per-year vinyl acetate unit in South Korea, part of a joint venture with BP Chemicals and Samsung Fine Chemicals Co. Vinyl acetate is used in the coatings and adhesives industries in the production of emulsion resins.


     Our BC&P segment also gained competitive strength in 1996. Among developments:

- Operating improvements at our Texas City plant resulted in an increase in refining capacity for higher glycols, along with productivity improvements and inventory reductions worth $7 million.

- We announced a major modernization of the olefins production unit at Taft that will increase ethylene capacity by 665 million pounds per year to 2.2 billion pounds and add new flexibility for switching feedstocks to gain maximum advantage from raw material price changes.

We also made good progress in 1996 toward expanding the contribution of partnerships and joint ventures to Carbide's growth and profitability.
     We announced plans with Nova Corporation of Canada to jointly build and share the output of an expandable 2 billion-pounds-per-year olefins cracker in Alberta, scheduled for start-up in 2000. A new UNIPOL polyethylene plant to be built in Alberta at the same time would use Carbide's share of the olefins plant output for feedstock.
     In a new Asian venture, we signed a letter of intent with Petronas (the national oil company of Malaysia) to form a joint venture to build a major petrochemical complex in Malaysia scheduled for completion in 2000.
     The output of the joint venture would include ethylene glycol and a number of chemical specialties and intermediates, such as oxo alcohols and derivatives, ethanolamines and surfactants. The complex, which would have access to advantaged raw materials from nearby natural gas resources, would serve Southeast Asia, the world's fastest growing market for petrochemicals.
     And in August Carbide and Exxon Chemical announced an agreement to form a 50/50 joint venture to research, develop, market and license leading edge technologies and catalysts for the production of polyethylene. We expect the combination of Carbide's UNIPOL Process technology and Exxon's metallocene catalyst and operating technologies to set the worldwide standard for polyethylene production well into the next century.
     Construction of the EQUATE petrochemical complex, our Kuwait joint venture, continues on schedule toward midyear 1997 completion, and Polimeri Europa, our joint venture in Italy, made good progress with cost reduction efforts in a year when performance was hurt by very high raw material costs.
     Summing up, 1996 was a demanding year, but one in which we did well, gaining competitive strength and making substantial progress toward our target of becoming the low-cost, preferred supplier in all of our core businesses.
     Proud as we are of our progress, Carbiders know that advancing our business agenda must be accompanied by solid, responsible environmental and safety performance, and that is exactly what they delivered again in 1996.
     We marked our fifth consecutive year without a fatality or major process related accident, and we reduced key spills by 16 percent and reduced lost-workday injuries by 32 percent compared to 1995.
     We believe this record has a strong connection to the fact that in 1996 we completed implementing all 106 management practices of the industry's Responsible Care initiative, and that employees at all levels have accepted a high degree of personal accountability for meeting our Responsible Care goals.
     (For more information about our environmental and safety performance, write to Carbide's Public Affairs Department for our Responsible Care progress report.)
     I would like to note that in addition to our solid business and Responsible Care performance, Carbide, and the chemical industry as a whole, again contributed to the U.S. balance of trade in 1996. Exports accounted for some 17 percent of sales from Carbide's U.S. production. Fair and open trade is important to us, and to the nation, and we hope the Administration and the Congress will keep trade high on their list of economic priorities.
     I am pleased to report that we have added two highly accomplished individuals to our board of directors, bringing total membership to 12: James
M. Ringler, president and CEO of Premark International, Inc. was elected to the board in December, and Dr. Thomas P. Gerrity, dean of the Wharton School at the University of Pennsylvania, became a board member in February 1997.
     We welcome them and look forward to their contributions.

                                                   William H. Joyce
                                                   Feb. 26, 1997

(Within the preceding section, the following three phrases are set in larger type within colored ovals:

-  Growth is vitally important, but our low-cost position is fundamental

- We made good progress toward expanding the contribution of partnerships and joint ventures

- Business progress must be accompanied by responsible environmental and safety performance)



                         Principal Products & Services

Customer Sales(a)
(Dollar amounts in millions)

           1996                1995                 1994
        S&I    BC&P         S&I    BC&P          S&I    BC&P
($)   4,286   1,820       4,123   1,765        3,636   1,229
(%)      70      30          70      30           75      25

(a) After intersegment eliminations.  See Note 5 to the financial statements.


Operating Profit (Loss)(a)
(Dollar amounts in millions)

           1996                1995                 1994
        S&I    BC&P         S&I    BC&P          S&I    BC&P
($)     742     162         709     444          634     (22)
(%)      82      18          61      39          104      (4)

(a) Excludes Other segment.  See Note 5 to the financial statements.


Specialties & Intermediates Segment
     Union Carbide's Specialty Polymers and Products group manufactures and markets numerous specialty products. Many of its technologies are targeted for sharply defined market segments.
     - Specialty Industrial Products produces acrolein and derivatives such as glutaraldehyde, a biocide; ethylidene norbornene (ENB), used in the production of ethylene propylene rubber; and specialty ketones.
     - Performance Polymers produces POLYOX water-soluble resins, used in personal care products, pharmaceuticals, inks and thermoplastics. It also produces polyvinyl acetate resins, used in chewing-gum resins, low-profile additives, NEULON polyester modifiers, fast-cure additives and pigmentable systems, and UCURE reactive modifiers.
     - Coating Materials reaches markets for paints, coatings, inks, substrates and other materials for magnetic tape, food and beverage packaging, plastics and orthopedic materials. Its products include CELLOSIZE hydroxyethyl cellulose (HEC); UCAR solution vinyl resins; TONE caprolactone-based materials; cycloaliphatic epoxides, including CYRACURE ultraviolet-curing products, and FLEXOL plasticizers.
     - Amerchol Corporation, a Union Carbide subsidiary, manufactures and sells a wide variety of cellulose-, glucose- and lanolin-based materials for personal care products.

Major Competitors - Union Carbide's competitive position varies widely from one product/market segment to another. Competitors include a number of domestic and foreign companies, both diversified and specialized, including BASF, Hercules, Wacker, Solvay, DeGussa and National Starch & Chemical.

     UCAR Emulsion Systems products are used in interior and exterior house paints, adhesives and sealants. They include UCAR POLYPHOBE Rheology Modifiers (used to thicken or thin coatings) and UCAR latex products (acrylics and vinyl-acrylics that impart enhanced staining, weather and scrub resistance to paints, and acrylic latexes for caulks and sealants).

Major Competitors - Rohm & Haas, Air Products, Reichhold Chemicals

     Specialty Polyolefins manufactures and markets worldwide a variety of performance polyolefin products. Chief among these are polyolefin-based compounds for sophisticated insulation, semiconductives, and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable. Other Specialty Polyolefins products are used in adhesives, laminating film and flexible tubing.
Major Competitors - AT Plastics, Borealis AS, Mitsui Petrochemical, Millennium Chemicals, Ube Industries

     UNIPOL Systems licenses UNIPOL Process technology, the most cost-efficient and versatile method of manufacturing polyethylene and polypropylene, to producers of these products worldwide. It also develops new process technology for the manufacture of other olefins-based polymers, such as ethylene propylene rubber, and sells catalysts to UNIPOL Process licensees worldwide.

Major Competitors - BASF, British Petroleum, Mitsui Petrochemical, Montell Polyolefins, Phillips Chemicals.

     Industrial Performance Chemicals manufactures and sells a broad range of ethylene oxide derivatives and formulated glycol products for specialty applications. These include CARBOWAX polyethylene glycols, with a wide range of applications in pharmaceutical, personal care, household and industrial markets; ethanolamines, for detergents, personal care products and in natural gas conditioning and refining; ethyleneamines, for many industrial uses; TERGITOL and TRITON specialty and commodity surfactants for institutional and household cleaning products and other industrial applications; UCON fluids and lubricants, and alkyl alkanolamines for water-treating chemicals. Formulated glycol products include UCAR and UCAR ULTRA+ deicing and anti-icing fluids for the aviation industry, UCARTHERM and NORKOOL heat-transfer fluids, and gas-treating products, including UCARSOL and SELEXOL solvents.

Major Competitors - BASF, Dow Chemical, Huntsman, Rhone-Poulenc

     Solvents, Intermediates and Monomers supplies one of the industry's broadest product lines of solvents, intermediates and monomers. Its products include aldehydes, acids and alcohols, including high-quality industrial-grade synthetic and fermentation ethanol; esters; glycol ethers
(CARBITOL and CELLOSOLVE solvents); ketones, and monomers (vinyl acetate and acrylics for waterborne coatings). Principal customers are the paints and coatings industries, and many of SIM's products are also used widely in cosmetics and personal care preparations, adhesives, household and institutional products, drugs and pharmaceuticals, fuel and lube oil additives and agricultural products. The UNICARB System is a pollution reducing, supercritical fluid technology that can cut costs and reduce volatile organic compounds (VOCs) in spray-applied coatings by up to 80 percent.

Major Competitors - Eastman Chemical, Hoechst Celanese, BASF, Shell Chemical


Basic Chemicals & Polymers Segment
     Union Carbide's Hydrocarbons group manufactures about two thirds of the company's ethylene requirements and almost one third of its propylene requirements. Ethylene and propylene are the key raw materials for many of Union Carbide's businesses.
     Union Carbide is the world's leading producer of ethylene oxide and ethylene glycol. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants and other performance chemicals and polymers. Ethylene glycol is used extensively in the production of polyester fiber, resin and film, automotive antifreeze and engine coolants, and aircraft anti-icing and deicing fluids. Other ethylene oxide-based glycol products include di-, tri-, and tetraethylene glycols, used as chemical intermediates and in dehydrating natural gas.

Major Competitors - Dow Chemical, Huntsman, Occidental Chemical, Saudi Basic Industries, Shell Chemical

     Union Carbide is a leading manufacturer of polyethylene, the world's most widely used plastic. UNIPOL Polymers produces and markets linear low-, medium- and high-density polyethylenes, used in high-volume applications such as housewares, milk and water bottles, grocery sacks, trash bags, packaging, water and gas pipe, and FLEXOMER very low-density resins, used as a polymer modifier in other polyolefins and to produce flexible hose and tubing, frozen-food bags and stretch wrap.

Major Competitors - Exxon Chemical, Dow Chemical, Mobil Chemical, Nova Chemicals, Phillips Chemicals

     Carbide's Polypropylene Resins operations manufacture and sell polypropylene, one of the world's large-volume, fastest-growing plastics. End use applications include carpeting and upholstery, apparel, packaging films, food containers, housewares and appliances and automobile interior trim and panels.

Major Competitors - Montell Polyolefins, Amoco, Exxon Chemical, Fina, Huntsman

For a summary of geographic segment data, see Note 5 to the financial statements.

Partnerships and Corporate Joint Ventures
     The corporation has for many years participated in a number of businesses through partnerships and corporate joint ventures. These affiliations have enabled Union Carbide to combine its competitive strengths in technology, project engineering and operational know-how with complementary strengths of its partners.
The most significant partnerships and corporate joint ventures of the Specialties & Intermediates segment include:

     UOP - this partnership with AlliedSignal Inc. is a leading worldwide supplier of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas-processing industries. UOP has facilities in Mobile, Ala.; Anaheim and Eldorado Hills, Calif.; Des Plaines and McCook, Ill.; Shreveport, La.; Tonawanda, N.Y.; Shanghai, China; Reggio di Calabria, Italy, and Brimsdown, U.K.

     Nippon Unicar Company Limited - Japan-based producer of commodity and specialty polyethylene resins and specialty silicone products. This joint venture with Tonen Corporation has a facility in Kawasaki, Japan.

     Aspell Polymeres SNC - French producer of specialty polyethylenes. This partnership with Elf Atochem has a facility in Gonfreville, France.

     World Ethanol Company - this U.S.-based partnership with Archer Daniels Midland Company supplies ethanol worldwide.

     Asian Acetyls Co., Ltd. - South Korea-based producer of vinyl acetate monomers used in the production of emulsion resins by customers in the coatings and adhesives industries. This joint venture with BP Chemicals and Samsung Fine Chemicals Company has a facility in Ulsan, South Korea.

     The most significant partnerships and corporate joint ventures of the Basic Chemicals & Polymers segment include:

     Polimeri Europa S.r.l. - Europe-based producer of ethylene and polyethylene resins. This joint venture with EniChem S.p.A. of Italy has facilities at Dunkirk, France; Oberhausen, Germany; and Brindisi, Ferrara, Gela, Priolo and Ragusa, Italy.

     EQUATE Petrochemical Company K.S.C. - this joint venture with Petrochemical Industries Company and Boubyan Petrochemical Company, both of Kuwait, is building a world-scale petrochemicals complex in Shuaiba, Kuwait, for the manufacture of polyethylene and ethylene glycol, scheduled for completion at mid-year 1997.

     Petromont and Company Limited Partnership - Canada-based olefins and polyethylene resins producer owned jointly with Ethylec, a subsidiary of SGF in Quebec, Canada. This partnership has facilities at Montreal and Varennes, Canada.

     Alberta & Orient Glycol Company Limited - joint venture with Mitsui & Co., Ltd., Japan, and Far Eastern Textile Ltd., Taiwan. This Canada-based producer of ethylene glycol has a facility in Prentiss, Alberta, Canada.

     For a summary of partnership and corporate joint venture results for the past three years, see page 16 and Note 8 to the financial statements.


                               Chemical Glossary

Acrolein - chemical intermediate used mainly to produce glutaraldehyde, animal feed supplements and cycloaliphatic epoxides for coatings.

Alcohols - chemicals, such as butanol, ethanol and isopropanol, that serve as solvents and intermediates for the manufacture of personal care products, pharmaceuticals, esters, ketones, monomers for latexes, herbicides, petroleum additives and synthetic lubricants.

Biocide - chemical used to control or inhibit the growth of bacteria, algae, fungi and mold.

Esters - chemical intermediates, such as ethyl acetate and butyl acrylate, made by reacting alcohols and acids. Esters are used in a wide range of solvent applications and as monomers.

Ethanolamines - chemical intermediates made from ethylene oxide and ammonia. They are used in detergents, personal care and agricultural products, and in gas purification for the delivery of consistently high-quality natural gas to homes.

Ethylene - reactive chemical made from natural gas or crude oil components. Ethylene is the starting material from which Carbide makes many of the company's chemical and polymer products.

Ethyleneamines - chemical intermediates made from ethylene oxide or ethylene dichloride that are used in fuel, lubricants and motor oil additives, adhesives, wet strength paper resins inhibitors and epoxy curing agents.

Ethylene glycol - chemical made from ethylene oxide and water. It is used to make polyester fiber, resin and film, and automotive antifreeze and engine coolants.

Ethylene oxide - chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, water soluble polymers for personal care products and surfactants for detergents and cleaning products.

Glutaraldehyde - an acrolein derivative predominantly used as a biocide for applications such as industrial water treatment, the manufacture of paper, secondary oil recovery, and as a disinfectant and a sanitizer.

Glycol ethers - solvents used in higher-technology coating applications, such as waterborne industrial finishes for the automotive market, and noncoating applications, such as in hard surface cleaners, military jet fuels and brake fluids.

Ketones - chemicals, such as acetone, used as solvents for vinyl resins, industrial lacquers and pharmaceuticals, and as an intermediate for resins, dyes and rubber chemicals.

Monomer - reactive chemical that can be converted into a polymer. For example, ethylene is a monomer that is made into polyethylene.

Olefins - generic name for ethylene, propylene and other unsaturated hydrocarbons (carbon atoms with double bonds) made from components of crude oil or natural gas. Olefins are the starting material from which most of Union Carbide's chemical and polymer products are made.

Oxo alcohols, aldehydes and acids - chemicals Carbide manufactures via its Oxo Process, such as butanol and propionic acid, which are used as chemical intermediates and industrial solvents.

Polyethylene - world's most widely used plastic, made by reacting ethylene and other olefins to form polymers. Union Carbide uses its low-pressure UNIPOL Process technology to make most of its polyethylene.

Polymer - chain or network made by linking monomer units, such as ethylene. All plastics are polymers.

Polypropylene - one of the world's large-volume, fastest-growing plastics, made by reacting propylene and other olefins to form polymers. Union Carbide uses its low-pressure UNIPOL Process technology to make much of its polypropylene.

Propylene - basic chemical made from crude oil and natural gas components. It is used as a starting material to produce many of Carbide's chemical and polymer products.

Solvent - liquid chemical used to dissolve or absorb other chemicals. For example, ketones, esters, alcohols and glycol ethers are effective solvents commonly used in coatings.

Surfactants - chemicals that increase the cleaning and wetting properties of household and industrial cleaners and detergents, textile wet processing and paper-processing products. Surfactants also are present in cosmetics, shampoos and other personal care products. Carbide makes its surfactants primarily from ethylene oxide and alcohols.


                      Management's Discussion & Analysis

Results of Operations
Millions of dollars
for the year ended December 31,
(except per share figures)         1996     1995     1994
               Net sales -       $6,106   $5,888   $4,865
     Operating profit(a) -          921    1,348      551
        Interest expense -           76       89       80
          Pre-tax income -          845    1,259      471
              Net income -          593      925      389
            Net income -
     common stockholders -          583      915      379
      Per share, primary -       $ 4.28   $ 6.44   $ 2.44
Per share, fully diluted -         3.90     5.83     2.27
a) See Note 5 to the financial statements for a discussion of the special items included in operating profit.


(Included within this section are seven bar charts which provide the following data:

(1)  Average Customer Selling Price (Cents/pound)
               S&I     BC&P
     1991     56.7     28.2
     1992     56.0     22.7
     1993     54.0     21.0
     1994     51.3     21.6
     1995     58.0     30.0
     1996     55.3     27.1

(2)  Variable Margin (Millions of dollars)
               S&I     BC&P    Total
     1991     1663      585     2248
     1992     1794      425     2219
     1993     1754      362     2116
     1994     1748      480     2228
     1995     1906      965     2871
     1996     1910      735     2645

(3)  Volume (Millions of pounds)
               S&I     BC&P    Total
     1991     6144     4958    11102
     1992     6458     5510    11968
     1993     6454     5502    11956
     1994     7093     5680    12773
     1995     7112     5878    12990
     1996     7743     6706    14449

(4)  Unit Variable Margin (Cents/pound)
                   S&I excluding the
                     OrganoSilicon
                     business sold
               S&I      in 1993       BC&P
     1991     27.1         24.5       11.8
     1992     27.8         25.0        7.7
     1993     27.2         25.7        6.6
     1994     24.6         24.6        8.5
     1995     26.8         26.8       16.4
     1996     24.7         24.7       11.0


(5)  Fixed Costs (Millions of dollars)
               S&I     BC&P    Total
     1991     1267      456     1723
     1992     1225      424     1649
     1993     1130      414     1544
     1994     1067      395     1462
     1995(a)  1122      423     1545
     1996     1140      447     1587

Totals in 1990 constant dollars:
1991-$1,660; 1992-$1,545; 1993-$1,409; 1994-$1,299; 1995-$1,349; 1996-$1,358

(6)  Fixed Costs per Pound (Cents/pound)
               S&I     BC&P
     1991     20.6      9.2
     1992     19.0      7.7
     1993     17.5      7.5
     1994     15.0      7.0
     1995(a)  15.8      7.2
     1996     14.7      6.7

Below the preceding two tables appears the following:

a) Excludes charge of $68 million for postemployment benefits.

(7)  Employee Productivity
              Number of  Thousands of pounds
              Employees         per employee
     1991         16705                  665
     1992         15075                  794
     1993         13051                  916
     1994         12004                 1064
     1995         11521                 1128
     1996         11745                 1230  )

Summary and Outlook
Union Carbide operates two business segments. Specialties & Intermediates converts basic and intermediate chemicals into a diverse portfolio of chemicals and polymers serving industrial customers in many markets. This segment also provides technology services, including licensing, to the oil and petrochemicals industries. Basic Chemicals & Polymers converts hydrocarbon feedstocks, principally liquefied petroleum gas and naphtha, into ethylene or propylene and then into polyethylene, polypropylene, ethylene oxide and ethylene glycol for sale to third-party customers, as well as ethylene, propylene, ethylene oxide and ethylene glycol for consumption by the Specialties & Intermediates segment. In contrast to those of Specialties & Intermediates, the revenues and operating profit of Basic Chemicals & Polymers tend to be more cyclical and very sensitive to a number of external variables, including overall economic demand, hydrocarbon feedstock costs, industry capacity increases and plant operating rates.
     In 1996 the corporation's earnings were adversely impacted by declines in selling prices, particularly in ethylene glycol, polyethylene and vinyl acetate monomer, and by high raw material and energy costs. These factors significantly impacted Basic Chemicals & Polymers operating profit, which decreased by 63.5 percent versus 1995, and limited Specialties & Intermediates operating profit growth to only 4.7 percent. Sales volumes increased by 11.2 percent versus the prior year, the largest volume increase in the past decade, while productivity improved by 7.7 percent, as measured by fixed cost per pound of product sold. Partnerships continued to report strong profits, while equity company results declined due to preoperating costs of the Kuwait joint venture and increased raw material costs of Polimeri Europa, the corporation's European polyethylene joint venture.
     In 1995 the corporation's profitability benefited from improved pricing in virtually all product groups, with particular strength in polyethylene through midyear and in ethylene oxide and ethylene glycol throughout the year, modest volume increases, lower average feedstock costs, continued benefits from ongoing productivity improvement programs and strong partnership earnings. In addition, 1995 net income was enhanced by a nonrecurring after-tax gain associated with the sales of the corporation's investment in UCAR International Inc., partially offset by a number of nonrecurring after-tax losses.
     Corporate results in 1994 were negatively affected by low margins in ethylene oxide, ethylene glycol and polyethylene, leading, in turn, to an operating loss in the Basic Chemicals & Polymers segment. Specialties & Intermediates reported an increased 1994 operating profit, reflecting the benefits of improved volumes, cost reduction programs and good partnership results.

     Highlights of 1996 included:
   - Completion of a new ethylene propylene rubber production facility in Seadrift, Tex., with start-up in early 1997.
   - Acquisition of Shell Oil Company's polypropylene business.
   - Acquisition of 95 percent of Companhia Alcoolquimica Nacional, a Brazilian manufacturer of vinyl acetate monomer.
   - Start-up of a new 330 million-pounds-per-year vinyl acetate monomer production unit in Ulsan, South Korea, by a joint venture with BP Chemicals and Samsung Fine Chemicals Company.
   - Formation of two joint ventures in the People's Republic of China, one to manufacture and market latex polymer emulsions, and the other to manufacture and market cellulosic polymers for the personal care industry.
   - Announcement of a planned 50-50 joint venture with Exxon Chemical Company to research, develop, market and license leading-edge technologies and catalysts for the production of polyethylene.
   - Sale of $200 million of 7.75 percent debentures maturing in the year
     2096.
   - Completion of $1.2 billion of long-term financing by the EQUATE joint venture; construction of the EQUATE facility is on schedule for mid-1997 completion.
   - Repurchase of 12.8 million common shares, bringing the total number of shares repurchased since the beginning of 1993 to 42.3 million.
   - Continued progress toward achievement of the annual net savings target of $637 million by year-end 2000.

     As 1997 progresses, raw material and energy costs are expected to decline from fourth quarter 1996 levels. This trend, coupled with continuation of the improvement in ethylene glycol demand, which commenced in the fourth quarter of 1996, should result in an improvement in the 1997 operating profit of Basic Chemicals & Polymers at least through the first three quarters of the year; thereafter, profits may be impacted by anticipated capacity increases. Specialties & Intermediates operating profit should also improve over 1996 levels reflecting continued strong demand and lower energy costs. Earnings from partnerships should remain strong, while earnings from corporate joint ventures are expected to improve after start-up of the EQUATE facility, scheduled for the second half of 1997.
     The corporation regularly reviews its assets with the objective of maximizing the deployment of resources in core operations. In this regard, UCC continues to consider strategies and/or transactions with respect to certain noncore assets and other assets not essential to the operation of the business that, if implemented, could result in material nonrecurring gains or losses.


Specialties & Intermediates

Millions of dollars               1996    1995    1994
                        Sales - $4,286  $4,123  $3,636
Depreciation and amortization -    188     194     169
             Operating profit -    742     709     634
         Capital expenditures -    522     392     253
          Identifiable assets -  3,892   3,527   3,111

1996 Compared with 1995
Revenues of the Specialties & Intermediates segment increased 4.0 percent, as the result of an 8.9 percent increase in volume partially offset by a 4.7 percent decline in average selling prices. The reduction in average selling prices reflects the combined effect of increases in sales of lower priced products and declines in prices of certain products from unusually high levels experienced in 1995. Variable margin (revenues less variable manufacturing and distribution costs) as a percentage of sales dropped by 1.6 percentage points, from 46.2 percent in 1995 to 44.6 percent in 1996, while gross margin (variable margin less fixed manufacturing and distribution costs) as a percentage of sales declined by 0.8 percentage points, to 27.0 percent in 1996 from 27.8 percent in 1995. Fixed manufacturing and distribution costs were held at 1995 levels.
     The segment's 1996 selling, administration and other expenses (SA&O) decreased $45 million, or 15.1 percent, because of the inclusion in 1995 SA&O of a nonrecurring $48 million charge for postemployment benefits. Excluding this charge, SA&O increased $3 million, or 1.2 percent. Research and development expenditures increased $14 million to $128 million.
     Operating profit increased in 1996 to $742 million from $709 million in 1995.

1995 Compared with 1994
The segment's revenues increased 13.4 percent, almost entirely because of increased average selling prices, primarily in the solvents and intermediates area. Volumes increased slightly. Although variable margin increased by 9.0 percent from 1994 to 1995, it declined as a percentage of sales, from 48.1 percent to 46.2 percent, the result of increased raw material costs. Gross margin as a percentage of sales remained stable at 27.8 percent in 1995 compared to 27.9 percent in 1994. Fixed manufacturing and distribution costs rose $23 million, or 3.1 percent, compared to 1994, because of expenses related to new growth projects, start-up costs related to new manufacturing facilities and increased profit sharing.
     Excluding the 1995 charge of $48 million for postemployment benefits, the segment's SA&O increased by $27 million, or 12.1 percent, reflecting increased profit sharing and the costs of new ventures and currency effects. Research and development expenditures increased by $6 million to $114 million.
     Operating profit increased in 1995 to $709 million from $634 million in 1994. In addition to the postemployment benefit charge, operating profit in 1995 included an increase in depreciation expense of $12 million, representing the cumulative effect of a reduction in the lives of certain computer equipment.


Basic Chemicals & Polymers
Millions of dollars               1996    1995    1994
                        Sales - $2,125  $2,080  $1,411
Depreciation and amortization -    124     112     105
      Operating profit (loss) -    162     444     (22)
         Capital expenditures -    199     150     156
          Identifiable assets -  2,328   2,095   1,511

1996 Compared with 1995
Revenues of the Basic Chemicals & Polymers segment increased 2.2 percent, due to a 14.1 percent increase in customer volume, 11.5 percent of which was due to the acquisition of the polypropylene business of Shell Oil Company in January of 1996, offset by a 9.7 percent decrease in selling prices. Variable margin as a percent of sales declined from 46.4 percent in 1995 to 34.6 percent in 1996. Ethylene glycol selling prices declined throughout the first three quarters of 1996. While polyethylene prices began to improve in the second quarter of 1996, they nonetheless averaged below 1995 levels for the full year. Raw material and energy costs rose during 1996, especially in the fourth quarter. Gross margin as a percentage of sales declined to 18.2 percent in 1996 as compared to 30.8 percent in 1995. Fixed manufacturing and distribution costs increased $24 million, or 7.4 percent, from 1995 to 1996, principally due to the acquisition of Shell's polypropylene assets and business.
     SA&O decreased $20 million, or 23.0 percent, versus 1995. Prior year SA&O included a nonrecurring $20 million charge for postemployment benefits. Research and development expenditures increased $1 million to $31 million.
     Operating profit declined to $162 million in 1996 from $444 million in 1995.


1995 Compared with 1994
The segment's revenues increased 47.4 percent, primarily due to a 38.9 percent increase in average customer selling prices and 3.5 percent higher volumes. Variable margin as a percentage of sales rose to 46.4 percent in 1995 from
34.0 percent in 1994. Ethylene oxide and ethylene glycol margins improved through the third quarter of 1995 and remained stable thereafter, while polyethylene margins improved in the first half of the year and declined thereafter due to falling prices. Gross margin as a percentage of sales rose to 30.8 percent in 1995, as compared to 12.7 percent in 1994. Fixed manufacturing and distribution costs increased by $24 million, or 8.0 percent, compared to 1994, due to acquired businesses, start-up costs related to new facilities and profit sharing.
     SA&O included a charge of $20 million for postemployment benefits. Excluding this charge, SA&O increased by 1.7 percent to $67 million from 1994 to 1995 after absorbing the cost of increased profit sharing and acquired businesses. Research and development expenditures remained stable on a year-to-year basis.
     Operating profit in 1995, including the $20 million postemployment benefit charge, was $444 million, compared to an operating loss of $22 million in 1994.


Other
Millions of dollars
for the year ended December 31,     1996  1995  1994
         Operating profit (loss) -   $17  $195  $(61)

     The Other segment includes the operating profit (loss) of noncore activities and financial transactions. The 1995 operating profit included a nonrecurring pre-tax gain of $381 million from the sales of the corporation's remaining interest in UCAR International Inc., partially offset by a $191 million charge for unused office space, principally at the corporation's headquarters. The 1994 operating loss included a $24 million charge on the write-down and sale of the corporation's stockholding in Union Carbide India Limited and a $12 million loss on the sale of interests in a uranium mill and mines.


Costs Relating to Protection of the Environment
Worldwide costs relating to environmental protection continue to be significant, due primarily to stringent laws and regulations and to the corporation's commitment to industry initiatives such as Responsible Care, as well as to its own internal standards. In 1996 worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $110 million. Expenses in 1995 and 1994 were $138 million and $153 million, respectively. Such expenses were material to operating results in 1996, 1995 and 1994, and will be material to operating results in future years. In recent years, such environmental expenses have decreased as the corporation has made progress toward completing major remediation projects. In addition, worldwide capital expenditures relating to environmental protection in 1996 totaled $43 million, compared with $49 million and $57 million in 1995 and 1994, respectively.
     The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have disposed of, or arranged for treatment or disposal of, hazardous substances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
     There are approximately 124 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1996, the corporation's accruals for environmental remediation totaled $310 million ($327 million in 1995). Approximately 58 percent of the accrual (59 percent in 1995) pertains to estimated future expenditures for site investigation and cleanup, and approximately 42 percent (41 percent in 1995) pertains to estimated expenditures for closure and postclosure activities. See Note 15 to the financial statements for a discussion of the environmental sites for which the corporation has remediation responsibility. In addition, the corporation had environmental loss contingencies of $134 million at Dec. 31, 1996.
     Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1996 dollars, should average about $125 million annually over the next five years.
     Worldwide capital expenditures for environmental protection, also expressed in 1996 dollars, are expected to average about $50 million annually over the same period. Management anticipates that future annual costs for environmental protection after 2001 will continue at levels comparable to the five-year average estimates.
     Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the five-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position.

Litigation
The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In addition, the corporation continues to be named as one of a number of defendants in lawsuits involving silicone breast implants. The corporation supplied bulk silicone materials to certain companies that at various times were involved in the manufacture of breast implants. These cases are discussed in more detail in Note 15 to the financial statements. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.

Partnerships and Corporate Joint Ventures
As described on page 8, the corporation's most significant partnerships and corporate joint ventures are UOP, Nippon Unicar, Aspell Polymeres, World Ethanol and Asian Acetyls within the Specialties & Intermediates segment, and Polimeri Europa, EQUATE Petrochemical Company, Petromont and Alberta & Orient Glycol within the Basic Chemicals & Polymers segment.
     The combined results and net assets of the partnerships and corporate joint ventures in each segment, and the corporation's proportionate share thereof, are presented in the following tables.

Specialties & Intermediates
                                     Combined            UCC's Proportionate
                                                               Share(a)
Millions of dollars            1996    1995    1994      1996    1995    1994
                 Net sales - $2,238  $2,311  $1,823    $1,082  $1,114    $855
             Cost of sales -  1,456   1,486   1,142       680     720     526
              Depreciation -     86      67      49        39      35      25
    Income from operations -    322     338     302       187     175     133
          Interest expense -     31      32      21        12      15      11
Provision for income taxes -     63      54      36        32      27      18
                Net Income - $  227  $  257  $  248    $  143  $  136    $104
    UCC share of dividends
         and distributions -                           $  101  $   92    $ 84
              Total assets - $1,769  $1,707            $  757  $  762
    Total third party debt -    577     550               212     229
                Net Assets - $  561  $  567            $  263  $  258

Basic Chemicals & Polymers
                                     Combined            UCC's Proportionate
                                                               Share(a)
Millions of dollars            1996    1995    1994      1996    1995    1994
                 Net sales - $1,930  $1,512  $  242    $  965  $  756    $121
             Cost of sales -  1,575   1,014     151       798     507      76
              Depreciation -    126     115      20        51      58      10
    Income from operations -     96     209       9        30     105       2
          Interest expense -     67      61      12        34      30       6
Provision for income taxes -     20      36       1        11      17       1
         Net Income (Loss) - $    9  $  114  $   (7)   $  (15) $   58    $ (5)
    UCC share of dividends
         and distributions -                           $   40  $    0    $  0
              Total assets - $3,536  $2,413            $1,650  $1,168
    Total third party debt -  1,197     294               561     147
                Net Assets - $  972  $  994            $  432  $  481

a) Includes U.S. GAAP adjustments made by the corporation, such as goodwill and related amortization, and adjustments needed to conform the accounting policies of the partnerships and corporate joint ventures to those of UCC.

Specialties & Intermediates
The corporation's share of the net income of Specialties & Intermediates partnerships and corporate joint ventures increased slightly in 1996 as compared to 1995, as the result of increased earnings from UOP being partially offset by the elimination of earnings of the polypropylene partnership with Shell Oil Company. Earnings from the polypropylene business are now included in consolidated results. The corporation's share of the net income of S&I partnerships and corporate joint ventures in 1995 increased by 31.7 percent over the prior year due to improved UOP results.

Basic Chemicals & Polymers
The corporation's share of the net income of Basic Chemicals & Polymers partnerships and corporate joint ventures declined $73 million from 1995 to 1996 due to losses from Polimeri Europa and decreased earnings from Petromont, caused by lower polyethylene prices and higher raw material costs, and the recognition of preoperating expenses of EQUATE. The increase of $63 million from 1994 to 1995 was the result of improved results from Petromont and the addition of the Polimeri Europa joint venture.
     In 1995 the corporation and two Kuwaiti corporations formed a joint venture, EQUATE Petrochemical Company, for development of a world-scale petrochemical complex in Kuwait. The cost of design, construction and initial working capital is expected to approximate $2 billion by the planned start-up date. As of Dec. 31, 1996, the corporation had invested approximately $138 million in EQUATE, representing its 45 percent equity interest. The corporation anticipates making an additional $12 million investment in early 1997. The corporation recognized losses related to EQUATE's preliminary operating expenses of $23 million in 1996 ($3 million in 1995). These expenses are expected to continue until start-up.
     In September 1996 EQUATE completed its long-term financing arrangements for construction and operating funds. The corporation has severally guaranteed 45 percent (approximately $608 million at Dec. 31, 1996) of EQUATE's debt and working capital needs until certain completion tests are achieved. Thereafter, a $54 million several guarantee will provide ongoing support. The corporation also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, until the completion tests are concluded, substantially all of its debt guarantee of EQUATE's debt. EQUATE's debt is expected to reach its maximum level by the end of 1997.

Other
The corporation's remaining interest in UCAR International Inc., a manufacturer of carbon and graphite products, was sold in 1995. Income (loss) from corporate investments carried at equity included $4 million and $54 million in 1995 and 1994, respectively, representing the corporation's share of UCAR's earnings in those years. Additionally, the corporation's share of dividends and distributions from UCAR was $5 million and $44 million in 1995 and 1994, respectively.

Interest Expense
Interest expense decreased $13 million to $76 million in 1996 as a result of increased capitalized interest. The 1995 increase of $9 million to $89 million was due to increased borrowings, partially offset by increased capitalized interest and lower interest rates.

Provision for Income Taxes
The effective tax rate was 27.9 percent in 1996 as compared to 30.2 percent and 29.1 percent in 1995 and 1994, respectively. In each of these years, the corporation's effective tax rate was reduced as a result of foreign sales corporation income taxed at a preferential rate and development tax credits. The 1995 effective tax rate was increased as a result of taxes provided on the sale of UCAR International Inc.

Accounting Changes
In 1996 the corporation adopted Financial Accounting Standard (FAS) 123, "Accounting for Stock-Based Compensation," under which the corporation elected to continue following Accounting Principles Board Opinion 25. In 1995 the corporation adopted FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In 1994 the corporation adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The effects of the adoptions of FAS 121 and FAS 115 were not material.



Liquidity, Capital Resources and Other Financial Data

(Included within this section are two bar charts which provide the following data:

(1)  Capital Expenditures (Millions of dollars)
               S&I     BC&P    Total
     1991      158      242      400
     1992      143      216      359
     1993      240      155      395
     1994      253      156      409
     1995      392      150      542
     1996      522      199      721

(2)  Shares Repurchased (Millions)
                 Net of
            Reissuances  Total
     1993           1.4    3.8
     1994           6.1   11.6
     1995           9.3   14.1
     1996           8.7   12.8  )



Cash Flow From Operations
Cash flow from operations increased by $99 million to $862 million in 1996, as compared to $763 million in 1995. Decreased earnings for the year were offset by lower tax payments and the improved turnover of accounts receivable and inventory. Net gains on investing transactions decreased from 1995, which included a $381 million gain on the sales of the corporation's interest in UCAR International Inc. Other noncash charges also declined, due to the inclusion in 1995 of a $191 million charge for future lease payments on unused office space.

Cash Flow Used for Investing
Cash flow used for investing includes capital expenditures, investments and acquisitions, and proceeds from the sale of investments and assets.
     Capital expenditures increased to $721 million in 1996 from $542 million in 1995 and $409 million in 1994. Major projects in 1996 included an ethylene propylene rubber facility at Seadrift, Tex. (Specialties & Intermediates), expansion of ethylene production units at Taft, La. (Basic Chemicals & Polymers), as well as new cogeneration facilities at Texas City, Tex. and Taft, La., and new information technology infrastructure throughout the company (applicable to both segments). Major Specialties & Intermediates projects in 1995 and 1994 included a new butanol unit at Taft, La., an energy systems upgrade at Texas City, Tex., and new TRITON surfactants production facilities at South Charleston, W.Va. A new UNIPOL II polyethylene production facility was completed in 1995 at Taft, La., in the Basic Chemicals & Polymers segment.
     Over the past three years 48 percent of capital expenditures was directed to new capacity, 47 percent to cost reduction and replacement, and 5 percent to environmental, safety and health facilities. Of these expenditures, 95 percent was in the U.S. and Puerto Rico.
     Investments and acquisitions in 1996 included the purchases of Shell's polypropylene assets and business and of 95 percent of the outstanding shares of Companhia Alcoolquimica Nacional, a Brazilian producer of vinyl acetate monomer. Investments and acquisitions during 1995 included the $216 million acquisition of a 50 percent interest in Polimeri Europa, a $134 million investment in the EQUATE joint venture, and the $71 million purchase of certain ethylene oxide derivative businesses in the U.K.
     Net proceeds from the sale of investments in 1995 included $542 million from the sales of the corporation's remaining interest in UCAR International Inc. In 1994 proceeds from the sale of investments included $86 million from the sale of the corporation's preferred stock investment in the OrganoSilicon business (OSi).
     Proceeds from the sale of fixed and other assets of $138 million in 1994 included $84 million from the sale of a manufacturing facility and distribution terminal in Hong Kong and $13 million from the divestiture of the corporation's specialty electronic materials business and its interest in a Zimbabwe mining and smelting operation.
     At Dec. 31, 1996, the cost of completing authorized construction projects was estimated to be $1.074 billion, of which $17 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.

Cash Flow Used for Financing
Cash flow used for financing includes stockholder dividends and funds used to buy back common stock and for debt reduction, offset in part by proceeds from long-term debt and sales of common stock pursuant to the corporation's dividend reinvestment plan and its employee savings and investment programs.
     Cash flow used for financing in 1996 totaled $254 million, compared to $57 million in 1995 and $360 million in 1994. In October 1996 the corporation issued $200 million of 7.75 percent debentures maturing in 2096, the proceeds of which were used to finance ongoing share repurchases and to pay down existing short-term debt. In 1995 the corporation completed a $400 million, two-part public offering of debt securities. During 1996, pursuant to a share repurchase program authorized by the board of directors, the corporation repurchased 12.8 million shares of its common stock for $544 million, at an average effective price of $42.46 per share, bringing the total amount repurchased since the beginning of 1993 to 42.3 million shares for $1.376 billion, at an average effective price of $32.53 per share.
     At Dec. 31, 1996, there were no outstanding borrowings under the corporation's then-existing $1 billion bank credit agreement. In January 1997 the corporation entered into a new bank credit agreement, which also provides the corporation with $1 billion in credit for the next five years, but with the option, subject to certain conditions, to increase the available credit by $250 million and to extend the maturity date of the agreement by one year on a rolling basis. Several options are available to borrow at floating interest rates.
     In January 1997 the corporation established a medium term note program that allows for borrowings of up to $500 million. Notes issued under the program will have a maturity of nine months or longer and will bear interest at either a fixed or a floating rate determined by reference to interest rate formulas. Also in January 1997, the corporation formed a real estate investment trust subsidiary that issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. Domestic real estate with a fair market value of approximately $500 million will be mortgaged via intercompany debt in conjunction with this transaction. The preferred stock may be redeemed if, as a result of a change in tax laws, rules or regulations, dividends on the preferred stock or interest paid on the mortgage note is not fully deductible for Federal income tax purposes.

Debt Ratios
Total debt outstanding at year-end for the past three years was:

Millions of dollars      1996      1995      1994
     Domestic -        $1,492    $1,254      $862
International -           107        69        84
        Total -        $1,599    $1,323      $946

Year-end ratios of total debt to total capital were:

                         1996      1995      1994
   Debt ratio -          42.7%     39.0%     38.2%

     Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity.


                           Selected Financial Data
                  Union Carbide Corporation and Subsidiaries
Millions of dollars
(except per share figures)                            1996     1995     1994
                      From the Income Statement -
                                      Net sales -  $ 6,106  $ 5,888  $ 4,865
                                  Cost of sales -    4,568    4,100    3,673
                       Research and development -      159      144      136
     Selling, administration and other expenses -      321      387(a)   290
                  Depreciation and amortization -      312      306      274
                      Partnership (income) loss -     (144)    (152)     (98)
                   Other (income) expense - net -      (31)    (245)      39
             Income before interest expense and -
                     provision for income taxes -      921    1,348      551
                               Interest expense -       76       89       80
                          Pre-tax income (loss)
                     from continuing operations -      845    1,259      471
            Provision (credit) for income taxes -      236      380      137
                   Income (loss) from corporate
                  investments carried at equity -      (16)      46       55
       Income (loss) from continuing operations -      593      925      389
        Net income (loss) - common stockholders -      583      915      379
                               Per common share
                      Primary - Income (loss)
                   from continuing operations   -  $  4.28  $  6.44  $  2.44
                          - Net income (loss)   -     4.28     6.44     2.44
             Fully diluted(b) - Income (loss)
                   from continuing operations   -     3.90     5.83     2.27
                          - Net income (loss)   -     3.90     5.83     2.27
                         From the Balance Sheet -
    Net current assets of continuing operations -  $   595  $   858  $   329
                                   Total assets -    6,546    6,256    5,028
                                 Long-term debt -    1,487    1,285      899
                    Other long-term obligations -      811      834      537
                               Total capital(c) -    3,742    3,392    2,479
                           Stockholders' equity -    2,114    2,045    1,509
          Stockholders' equity per common share -    16.72    15.14    10.45
                                     Other Data -
                 Cash dividends on common stock -  $    99  $   103  $   113
                Cash dividends per common share -     0.75     0.75     0.75
          Special distribution per common share -        -        -        -
        Market price per common share - high(d) -    49.88    42.75    35.88
         Market price per common share - low(d) -    36.38    25.50    21.50
          Common shares outstanding (thousands) -  126,440  135,108  144,412
                           Capital expenditures -      721      542      409
              Employees - continuing operations -   11,745   11,521   12,004
                      Selected Financial Ratios -
                       Total debt/total capital -     42.7%    39.0%    38.2%
                           Return on capital(c) -     18.6%    39.2%    18.0%
                            Return on equity(f) -     28.5%    60.6%    26.5%
             Income from continuing operations/
                   average stockholders' equity -     28.5%    52.1%    26.5%
          Cash dividends on common stock/income
                     from continuing operations -     16.7%    11.1%    29.0%


Millions of dollars
(except per share figures)                            1993     1992     1991
                      From the Income Statement -
                                      Net sales -  $ 4,640  $ 4,872  $ 4,877
                                  Cost of sales -    3,589    3,764    3,787
                       Research and development -      139      155      157
     Selling, administration and other expenses -      340      383      408
                  Depreciation and amortization -      276      293      287
                      Partnership (income) loss -      (67)     (60)      22
                   Other (income) expense - net -       66       13      135
             Income before interest expense and -
                     provision for income taxes -      297      324       81
                               Interest expense -       70      146      228
                          Pre-tax income (loss)
                     from continuing operations -      227      178     (147)
            Provision (credit) for income taxes -       78       45      (50)
                   Income (loss) from corporate
                  investments carried at equity -       16      (14)     (21)
       Income (loss) from continuing operations -      165      119     (116)
        Net income (loss) - common stockholders -       58     (187)     (28)
                               Per common share
                      Primary - Income (loss)
                   from continuing operations   -  $  1.00  $  0.76  $ (1.06)
                          - Net income (loss)   -     0.36    (1.46)   (0.22)
             Fully diluted(b) - Income (loss)
                   from continuing operations   -     1.00     0.76    (1.06)
                          - Net income (loss)   -     0.36    (1.46)   (0.22)
                         From the Balance Sheet -
    Net current assets of continuing operations -  $   233  $    66  $   209
                                   Total assets -    4,689    4,941    6,826
                                 Long-term debt -      931    1,113    1,160
                    Other long-term obligations -      378      277      428
                               Total capital(c) -    2,395    2,710    4,694
                           Stockholders' equity -    1,428    1,238    2,239
          Stockholders' equity per common share -     9.49     9.32    17.55
                                     Other Data -
                 Cash dividends on common stock -  $   110  $   114  $   126
                Cash dividends per common share -     0.75    0.875     1.00
          Special distribution per common share -        -   15.875        -
        Market price per common share - high(d) -    23.13    17.13(e) 22.63
         Market price per common share - low(d) -    16.00    10.88(e) 15.13
          Common shares outstanding (thousands) -  150,548  132,865  127,607
                           Capital expenditures -      395      359      400
              Employees - continuing operations -   13,051   15,075   16,705
                      Selected Financial Ratios -
                       Total debt/total capital -     40.3%    54.3%    52.0%
                           Return on capital(c) -      7.7%     6.9%       -
                            Return on equity(f) -      4.7%    (8.4)%   (1.2)%
             Income from continuing operations/
                   average stockholders' equity -     12.4%     6.8%       -
          Cash dividends on common stock/income
                     from continuing operations -     66.7%    95.8%       -


Millions of dollars
(except per share figures)                            1990     1989     1988
                      From the Income Statement -
                                      Net sales -  $ 5,238  $ 5,613  $ 5,525
                                  Cost of sales -    3,876    3,909    3,696
                       Research and development -      157      143      124
     Selling, administration and other expenses -      466      442      394
                  Depreciation and amortization -      278      261      255
                      Partnership (income) loss -      (70)     (82)     (95)
                   Other (income) expense - net -     (103)    (108)       1
             Income before interest expense and -
                     provision for income taxes -      634    1,048    1,150
                               Interest expense -      269      268      172
                          Pre-tax income (loss)
                     from continuing operations -      365      780      978
            Provision (credit) for income taxes -      130      257      381
                   Income (loss) from corporate
                  investments carried at equity -      (42)      27       33
       Income (loss) from continuing operations -      188      530      608
        Net income (loss) - common stockholders -      308      573      662
                               Per common share
                      Primary - Income (loss)
                   from continuing operations   -  $  1.34  $  3.76  $  4.48
                          - Net income (loss)   -     2.19     4.07     4.88
             Fully diluted(b) - Income (loss)
                   from continuing operations   -     1.34     3.63     4.29
                          - Net income (loss)   -     2.13     3.92     4.66
                         From the Balance Sheet -
    Net current assets of continuing operations -  $     7  $    22  $    14
                                   Total assets -    7,389    7,355    7,327
                                 Long-term debt -    2,058    2,060    2,271
                    Other long-term obligations -      357      572      594
                               Total capital(c) -    5,338    5,319    4,805
                           Stockholders' equity -    2,373    2,383    1,836
          Stockholders' equity per common share -    18.88    16.83    13.34
                                     Other Data -
                 Cash dividends on common stock -  $   138  $   140  $   155
                Cash dividends per common share -     1.00     1.00     1.15
          Special distribution per common share -        -        -        -
        Market price per common share - high(d) -    24.88    33.25    28.38
         Market price per common share - low(d) -    14.13    22.75    17.00
          Common shares outstanding (thousands) -  125,674  141,578  137,602
                           Capital expenditures -      381      483      380
              Employees - continuing operations -   17,722   18,032   17,258
                      Selected Financial Ratios -
                       Total debt/total capital -     54.0%    49.9%    56.1%
                           Return on capital(c) -      8.4%    21.2%    24.5%
                            Return on equity(f) -     12.9%    31.2%    53.1%
             Income from continuing operations/
                   average stockholders' equity -      7.9%    25.1%    39.4%
          Cash dividends on common stock/income
                     from continuing operations -     73.4%    26.4%    25.5%

a) Selling, administration and other expenses in 1995 include a charge of $68 million for postemployment benefits.
b) Fully diluted per share amounts are shown equal to primary per share amounts when antidilution occurs.
c) Return on capital is computed by dividing income by beginning-of-year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income attributable to minority interests. Capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity, adjusted for the corporation's Praxair-related assets and the cumulative effect of changes in accounting principles. Total debt consists of short-term debt, long-term debt and the current portion of long-term debt.
d) Prices are based on New York Stock Exchange Composite Transactions.
e) In 1992 the corporation spun off Praxair, Inc. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high and low for 1992 before the spin-off were $29.63 and $20.13, respectively.
f) Return on equity is computed by dividing net income-common stockholders by beginning-of-year stockholders' equity.

                                Quarterly Data
                  Union Carbide Corporation and Subsidiaries

Millions of dollars                    1Q       2Q       3Q       4Q     Year
                         1996 -
                    Net sales -    $1,501   $1,559   $1,538   $1,508   $6,106
                Cost of sales -     1,099    1,150    1,145    1,174    4,568
                 Gross profit -       402      409      393      334    1,538
Depreciation and amortization -        75       79       81       77      312
             Operating profit -       259      245      242      175      921
                   Net income -       157      173      161      102      593
                 Net income - -
          common stockholders -       155      170      159       99      583
                         1995 -
                    Net sales -    $1,453   $1,541   $1,495   $1,399   $5,888
                Cost of sales -       999    1,103    1,038      960    4,100
                 Gross profit -       454      438      457      439    1,788
Depreciation and amortization -        83       72       72       79      306
             Operating profit -       341      308      398      301    1,348
                Net income(a) -       230      228      277      190      925
                 Net income -
          common stockholders -       228      225      275      187      915

Dollars per common share               1Q       2Q       3Q       4Q     Year
                         1996 -
           Primary net income -    $ 1.11   $ 1.23   $ 1.19   $ 0.74   $ 4.28
     Fully diluted net income -      1.01     1.12     1.08     0.68     3.90
               Cash dividends -      0.1875   0.1875   0.1875   0.1875   0.75
       Market price - high(b) -     49.88    49.63    46.25    47.00    49.88
        Market price - low(b) -     36.63    39.00    36.38    39.00    36.38
                         1995 -
           Primary net income -    $ 1.57   $ 1.59   $ 1.96   $ 1.33   $ 6.44
     Fully diluted net income -      1.43     1.44     1.77     1.21     5.83
               Cash dividends -      0.1875   0.1875   0.1875   0.1875   0.75
       Market price - high(b) -     32.00    33.63    42.75    41.38    42.75
        Market price - low(b) -     25.50    28.38    33.00    36.38    25.50

a) Net income for the first quarter of 1995 included an after-tax net gain of $12 million, or $0.07 per share fully diluted, due to a gain on the sale of a portion of the corporation's interest in UCAR International Inc.; a charge for future lease payments on unused office space, primarily at the corporation's headquarters, and an increase in depreciation expense related to a reduction in the depreciable lives of certain computer equipment. Net income for the third quarter of 1995 included an after-tax net gain of $50 million, or $0.32 per share fully diluted, due to a gain on the sale of the corporation's remaining interest in UCAR International Inc. and a charge for postemployment benefits.
b) Prices are based on New York Stock Exchange Composite Transactions.


                       Consolidated Statement of Income
                  Union Carbide Corporation and Subsidiaries

Millions of dollars (except per share figures),
                        year ended December 31,        1996     1995     1994
                                      Net Sales -    $6,106   $5,888   $4,865
                    Cost of sales, exclusive of
                  depreciation and amortization -     4,568    4,100    3,673
                       Research and development -       159      144      136
     Selling, administration and other expenses -       321      387      290
                  Depreciation and amortization -       312      306      274
                             Partnership income -      (144)    (152)     (98)
                   Other (income) expense - net -       (31)    (245)      39
   Income Before Interest Expense and Provision
                               for Income Taxes -       921    1,348      551
                               Interest expense -        76       89       80
       Income Before Provision for Income Taxes -       845    1,259      471
                     Provision for income taxes -       236      380      137
               Income of Consolidated Companies -       609      879      334
       Income (loss) from corporate investments
                              carried at equity -       (16)      46       55
                                     Net Income -       593      925      389
 Preferred stock dividends, net of income taxes -        10       10       10
               Net Income - Common Stockholders -    $  583   $  915   $  379
                      Earnings per Common Share
                                      Primary   -    $ 4.28   $ 6.44   $ 2.44
                                Fully diluted   -      3.90     5.83     2.27
       Cash Dividends Declared per Common Share -    $ 0.75   $ 0.75   $ 0.75

The Notes to Financial Statements on pages 26 through 41 should be read in conjunction with this statement.


                          Consolidated Balance Sheet
                  Union Carbide Corporation and Subsidiaries

Millions of dollars at December 31,               1996        1995
                                    Assets -
                 Cash and cash equivalents -    $   94      $  449
             Notes and accounts receivable -     1,047         996
                               Inventories -       541         544
                      Other current assets -       191         207
                      Total Current Assets -     1,873       2,196
             Property, plant and equipment -     7,159       6,357
            Less: Accumulated depreciation -     3,750       3,549
                          Net Fixed Assets -     3,409       2,808
               Companies carried at equity -       695         739
            Other investments and advances -        77          84
            Total Investments and Advances -       772         823
                              Other assets -       492         429
                              Total Assets -    $6,546      $6,256
      Liabilities and Stockholders' Equity -
                          Accounts payable -    $  268     $   316
       Short-term debt and current portion
                         of long-term debt -       112          38
            Accrued income and other taxes -       133         259
                 Other accrued liabilities -       765         725
                 Total Current Liabilities -     1,278       1,338
                            Long-term debt -     1,487       1,285
         Postretirement benefit obligation -       473         480
               Other long-term obligations -       811         834
                          Deferred credits -       301         201
          Minority stockholders' equity in
                 consolidated subsidiaries -        29          24
        Convertible preferred stock - ESOP -       144         146
     Unearned employee compensation - ESOP -       (91)        (97)
                      Stockholders' equity -
                            Common stock
         Authorized - 500,000,000 shares
             Issued - 154,609,669 shares   -       155         155
              Additional paid-in capital   -       370         343
Translation and other equity adjustments   -       (33)        (15)
                       Retained earnings   -     2,629       2,145
         Less: Treasury stock, at cost -
  28,169,324 shares (19,501,701 in 1995)   -    (1,007)       (583)
                Total Stockholders' Equity -     2,114       2,045
Total Liabilities and Stockholders' Equity -    $6,546      $6,256

The Notes to Financial Statements on pages 26 through 41 should be read in conjunction with this statement.


                     Consolidated Statement of Cash Flows
                  Union Carbide Corporation and Subsidiaries

Increase (decrease) in cash and cash equivalents
Millions of dollars, year ended December 31,         1996    1995    1994
                                    Operations -
                                    Net income -    $ 593   $ 925   $ 389
       Noncash charges (credits) to net income
               Depreciation and amortization   -      312     306     274
                       Deferred income taxes   -       82     (29)     31
                       Other noncash charges   -       16     186      88
         Net gains on investing transactions   -       (3)   (379)   (100)
                Increase in working capital(a) -      (92)   (242)   (151)
              Long-term assets and liabilities -      (46)     (4)     30
                     Cash Flow From Operations -      862     763     561
                                     Investing -
                          Capital expenditures -     (721)   (542)   (409)
                  Investments and acquisitions
                     (excluding cash acquired) -     (263)   (431)    (16)
                           Sale of investments -        -     552      87
                Sale of fixed and other assets -       22      54     138
                  Cash Flow Used for Investing -     (962)   (367)   (200)
                                     Financing -
  Change in short-term debt (3 months or less) -       96     (11)      8
                 Proceeds from short-term debt -       21       6      43
                  Repayment of short-term debt -      (37)      -     (48)
                  Proceeds from long-term debt -      203     402      18
                   Repayment of long-term debt -      (10)    (22)    (36)
                      Issuance of common stock -      129     116     111
                      Purchase of common stock -     (544)   (425)   (337)
                          Payment of dividends -     (111)   (116)   (126)
                                         Other -       (1)     (7)      7
                  Cash Flow Used for Financing -     (254)    (57)   (360)
       Effect of exchange rate changes on cash
                          and cash equivalents -       (1)      1       -
           Change in cash and cash equivalents -     (355)    340       1
   Cash and cash equivalents beginning-of-year -      449     109     108
         Cash and Cash Equivalents End-of-Year -    $  94   $ 449   $ 109
       Cash paid for interest and income taxes
       Interest (net of amount capitalized)    -    $  66   $  68   $  89
                               Income taxes    -      169     329      74
a) Net change in certain components of working
     capital (excluding noncash transactions):
         (Increase) decrease in current assets
              Notes and accounts receivable    -    $ (26)  $(111)  $(206)
                                Inventories    -       43    (144)    (22)
                       Other current assets    -       25       8     (19)
  Increase (decrease) in payables and accruals -     (134)      5      96
                 (Increase) in working capital -    $ (92)  $(242)  $(151)

The Notes to Financial Statements on pages 26 through 41 should be read in conjunction with this statement.


                Consolidated Statement of Stockholders' Equity
                  Union Carbide Corporation and Subsidiaries
                                                      1996
                                                  Shares    Millions
                                          (in thousands)  of dollars
                          Common Stock -
                Balance at December 31 -         154,610      $  155
            Additional Paid-In Capital -
                  Balance at January 1 -                      $  343
                      Put options, net -                           8
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -                           2
           For employee savings and
                    incentive plans    -                          17
                Balance at December 31 -                      $  370
                 Translation and Other
                    Equity Adjustments -
                  Balance at January 1 -                      $  (15)
     Translation and other adjustments -                         (18)
                    Sale of businesses -                           -
                Balance at December 31 -                      $  (33)
                     Retained Earnings -
                  Balance at January 1 -                      $2,145
      Net income - common stockholders -                         583
        Cash dividends on common stock -                         (99)
                Balance at December 31 -                      $2,629
                        Treasury Stock -
                  Balance at January 1 -          19,502      $  583
       Common stock repurchase program -          12,821         550
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -            (212)         (7)
           For employee savings and
                    incentive plans    -          (3,942)       (119)
                Balance at December 31 -          28,169      $1,007
            Total Stockholders' Equity -                      $2,114

                                                      1995
                                                  Shares    Millions
                                          (in thousands)  of dollars
                          Common Stock -
                Balance at December 31 -         154,610      $  155
            Additional Paid-In Capital -
                  Balance at January 1 -                      $  369
                      Put options, net -                         (19)
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -                           1
           For employee savings and
                    incentive plans    -                          (8)
                Balance at December 31 -                      $  343
                 Translation and Other
                    Equity Adjustments -
                  Balance at January 1 -                      $  (59)
     Translation and other adjustments -                         (11)
                    Sale of businesses -                          55
                Balance at December 31 -                      $  (15)
                     Retained Earnings -
                  Balance at January 1 -                      $1,333
      Net income - common stockholders -                         915
        Cash dividends on common stock -                        (103)
                Balance at December 31 -                      $2,145
                        Treasury Stock -
                  Balance at January 1 -          10,197      $  289
       Common stock repurchase program -          14,127         426
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -            (322)         (9)
           For employee savings and
                    incentive plans    -          (4,500)       (123)
                Balance at December 31 -          19,502      $  583
            Total Stockholders' Equity -                      $2,045

                                                      1994
                                                  Shares    Millions
                                          (in thousands)  of dollars
                          Common Stock -
                Balance at December 31 -         154,610      $  155
            Additional Paid-In Capital -
                  Balance at January 1 -                      $  366
                      Put options, net -                           -
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -                           1
           For employee savings and
                    incentive plans    -                           2
                Balance at December 31 -                      $  369
                 Translation and Other
                    Equity Adjustments -
                  Balance at January 1 -                      $  (84)
     Translation and other adjustments -                           7
                    Sale of businesses -                          18
                Balance at December 31 -                      $  (59)
                     Retained Earnings -
                  Balance at January 1 -                      $1,067
      Net income - common stockholders -                         379
        Cash dividends on common stock -                        (113)
                Balance at December 31 -                      $1,333
                        Treasury Stock -
                  Balance at January 1 -           4,062      $   76
       Common stock repurchase program -          11,624         337
                               Issued:
      For the Dividend Reinvestment
            and Stock Purchase Plan    -            (275)         (6)
           For employee savings and
                    incentive plans    -          (5,214)       (118)
                Balance at December 31 -          10,197      $  289
            Total Stockholders' Equity -                      $1,509

The Notes to Financial Statements on pages 26 through 41 should be read in conjunction with this statement.

                         Notes to Financial Statements

Index
The Notes to Financial Statements are found on the following pages:

 1. Summary of Significant Accounting Policies.....26
                      2. Financial Instruments.....28
      3. Supplementary Income Statement Detail.....29
         4. Supplementary Balance Sheet Detail.....29
5. Business and Geographic Segment Information.....30
              6. Acquisitions and Divestitures.....31
                               7. Income Taxes.....32
  8. Partnerships and Corporate Joint Ventures.....33
                             9. Long-Term Debt.....34
        10. Convertible Preferred Stock - ESOP.....34
                      11. Stockholders' Equity.....35
                                    12. Leases.....35
                       13. Retirement Programs.....36
                           14. Incentive Plans.....38
             15. Commitments and Contingencies.....39
                         16. Subsequent Events.....41


1. Summary of Significant Accounting Policies

Nature of Operations - Union Carbide Corporation is engaged in two segments of the chemicals and plastics industry, Specialties & Intermediates and Basic Chemicals & Polymers. See Note 5.

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

Accounting Changes - The corporation adopted Financial Accounting Standard
(FAS) 123, "Accounting for Stock-Based Compensation," in 1996, under which the corporation elected to continue following Accounting Principles Board (APB) Opinion 25. The corporation adopted FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in 1995, and adopted FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994. The effects of the adoptions of FAS 121 and FAS 115 were not material.

Foreign Currency Translation - Unrealized gains and losses resulting from translating foreign subsidiaries' assets and liabilities into U.S. dollars generally are accumulated in an equity account on the balance sheet until such time as the subsidiary is sold or substantially or completely liquidated. Translation gains and losses relating to operations located in Latin American countries, where hyperinflation exists, and to international operations using the U.S. dollar as their functional currency are included in the income statement.

Financial Instruments - Financial instruments are used to hedge financial risk caused by fluctuating interest and currency rates. The amounts to be paid or received on interest rate risk instruments that hedge debt accrue and are recognized over the lives of the instruments. Gains and losses on foreign currency risk instruments used to hedge firm commitments are deferred and recognized as part of the related foreign currency transactions.
     Foreign currency instruments that are designated to offset earnings fluctuations from anticipated foreign currency cash flows are marked to market and the results recognized immediately as other income or other expense.

Cash Equivalents - The corporation considers as cash equivalents all highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories - Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
     Approximately 63 percent of inventory amounts before application of the LIFO method at Dec. 31, 1996 (59 percent at Dec. 31, 1995) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $329 million and $340 million higher than reported at Dec. 31, 1996 and 1995, respectively.

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

Research and Development - Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($11 million in 1996, $14 million in 1995 and $13 million in 1994).

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

Incentive Plans - The corporation applies APB Opinion 25 in accounting for the stock option portion of its employee compensation and stock purchase plans. Compensation expense is recognized for other stock-based incentives issued under the long-term incentive plan.


Earnings per Common Share - Primary earnings per common share is computed by dividing Net income - common stockholders, excluding tax benefits related to unallocated preferred stock dividends, by the weighted average number of common shares outstanding during the year and common stock equivalents related to dilutive stock options. Fully diluted earnings per common share is computed by dividing Net income by the weighted average number of common shares outstanding, common stock equivalents related to dilutive stock options and convertible preferred stock.
     The number of common shares used to compute earnings per share amounts was:
                          1996           1995           1994
      Primary -    135,521,904    141,663,656    154,174,788
Fully diluted -    151,642,658    158,380,545    170,886,405


2. Financial Instruments

Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

Cash, Short-Term Receivables and Accounts Payable - At Dec. 31, 1996 and 1995, the carrying amounts approximate fair value because of the short maturity of these instruments. The corporation had foreign currency forward contracts of $38 million at Dec. 31, 1996 ($32 million at Dec. 31, 1995), to hedge fluctuations in the dollar value of short-term foreign currency receivables and payables. Deferred gains or losses on these contracts were not material.
     Other outstanding foreign currency forward contracts and options used as a means of offsetting fluctuations in the dollar value of other foreign currency accounts receivable and payable and earnings fluctuations from anticipated foreign currency cash flows totaled $188 million at Dec. 31, 1996 ($173 million at Dec. 31, 1995). During 1996 and 1995 the average fair values of, and the resultant losses and gains associated with, these contracts were nominal.

Investments - The corporation's investments in equity companies, partnerships and other businesses generally involve joint ventures for which it is not practicable to determine fair values.

Long-Term Receivables - The fair values of long-term and insurance recovery receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair values approximate the carrying values of $186 million and $200 million included in Other assets in the Consolidated Balance Sheet at Dec. 31, 1996 and 1995, respectively.

Debt - The corporation uses various types of financial instruments, including interest rate swaps and forward rate agreements, to manage exposure to financial market risk caused by interest rate fluctuations. An interest rate swap held at Dec. 31, 1996 and 1995, had a nominal carrying amount and fair value.

Carrying and Fair Values - The carrying values and fair values of the corporation's investments, receivables and debt financial instruments at Dec. 31, 1996 and 1995, are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt).

Millions of dollars
at December 31,                   1996                  1995
                          Carrying      Fair    Carrying       Fair
Assets (Liabilities)        Amount     Value      Amount      Value
     Investments and
         receivables -     $   263   $   263     $   284    $   286
          Short- and
      long-term debt -      (1,599)   (1,619)     (1,323)    (1,389)


3. Supplementary Income Statement Detail

Millions of dollars
for the year ended December 31,        1996      1995      1994
        Selling, Administration
             and Other Expenses -
                        Selling -      $130      $128      $126
              Administration(a) -       121       186        99
                 Other expenses -        70        73        65
                                       $321      $387      $290
   Other (Income) Expense - Net -
             Gains on sales and
    disposals of businesses and
                other assets(b) -     $   -     $(387)     $(67)
                 Investment and
                interest income -       (32)      (19)      (11)
   Foreign currency adjustments -         7         6        16
         Unused space charge(c) -         -       191         -
                       Other(d) -        (6)      (36)      101
                                       $(31)    $(245)     $ 39
               Interest Expense -
           Interest incurred(e) -      $121      $119      $ 93
     Less: Interest capitalized
          and other adjustments -        45        30        13
                                       $ 76      $ 89      $ 80

a) Includes a charge of $68 million for postemployment benefits in 1995.
b) Includes for 1995 a $381 million gain from the sales of the corporation's remaining interest in UCAR International Inc. Includes for 1994 an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong; a $24 million gain on the sale of a preferred stock investment in OSi; a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited, and a $12 million loss on the sale of the corporation's interest in a uranium mill and mines.
c) See Note 12.
d) Includes for 1994 $68 million for litigation costs and other costs related to divested operations. Includes income of $5 million in 1995 and charges of $7 million in 1994 related to discontinued and noncore businesses.
e) Includes $12 million, $12 million and $17 million in 1996, 1995 and 1994, respectively, representing the interest component of certain leases.


4. Supplementary Balance Sheet Detail

Millions of dollars at December 31,           1996      1995
         Notes and Accounts Receivable -
                                 Trade -    $  846    $  824
                                 Other -       211       183
                                             1,057     1,007
 Less: Allowance for doubtful accounts -        10        11
                                            $1,047    $  996
                           Inventories -
            Raw materials and supplies -    $  114    $  117
                       Work in process -        54        46
                        Finished goods -       373       381
                                            $  541    $  544
         Property, Plant and Equipment -
                 Land and improvements -    $  326    $  307
                             Buildings -       393       380
               Machinery and equipment -     5,795     5,221
    Construction in progress and other -       645       449
                                            $7,159    $6,357
                          Other Assets -
                      Deferred charges -    $  193    $  163
        Insurance recovery receivables -       135       145
                 Long-term receivables -        51        55
      Patents, trademarks and goodwill -       113        66
                                            $  492    $  429
             Other Accrued Liabilities -
              Accrued accounts payable -    $  335    $  241
                              Payrolls -        56        53
       Environmental remediation costs -        58        65
     Postretirement benefit obligation -        33        28
               Employee profit sharing -        51        85
                                 Other -       232       253
                                            $  765    $  725
           Other Long-Term Obligations -
       Environmental remediation costs -    $  252    $  262
               Product liability costs -       170       180
     Impairment of unused office space -       151       158
               Postemployment benefits -        83        87
                                 Other -       155       147
                                            $  811    $  834
                 Translation and Other
                    Equity Adjustments -
                                Canada -    $  (44)   $  (43)
                                Europe -        18        15
                      Far East & Other -        (7)       13
                                            $  (33)  $   (15)



5. Business and Geographic Segment Information

The company's operations are classified into two business segments. The Specialties & Intermediates segment includes the corporation's specialty chemicals and polymers product lines, licensing, and solvents and chemical intermediates. The Basic Chemicals & Polymers segment includes the corporation's ethylene and propylene manufacturing operations as well as the production of first-level ethylene and propylene derivatives - polyethylene, polypropylene, ethylene oxide and ethylene glycol. The corporation's noncore operations and financial transactions are included in the Other segment.

Millions of dollars                   1996      1995      1994
                     Net Sales -
   Specialties & Intermediates -    $4,286    $4,123    $3,636
    Basic Chemicals & Polymers -     2,125     2,080     1,411
     Intersegment eliminations -      (305)     (315)     (182)
                         Total -    $6,106    $5,888    $4,865

     Partnership Income (Loss) -
   Specialties & Intermediates -    $  134    $  130    $  102
    Basic Chemicals & Polymers -        10        22        (4)
                         Total -    $  144    $  152    $   98

 Depreciation and Amortization -
   Specialties & Intermediates -    $  188    $  194    $  169
    Basic Chemicals & Polymers -       124       112       105
                         Total -    $  312    $  306    $  274

       Operating Profit (Loss) -
   Specialties & Intermediates -    $  742    $  709    $  634
    Basic Chemicals & Polymers -       162       444       (22)
                         Other -        17       195       (61)
                         Total -    $  921    $1,348    $  551

          Capital Expenditures -
   Specialties & Intermediates -    $  522    $  392    $  253
    Basic Chemicals & Polymers -       199       150       156
                         Total -    $  721    $  542    $  409

           Identifiable Assets -
   Specialties & Intermediates -    $3,892    $3,527    $3,111
    Basic Chemicals & Polymers -     2,328     2,095     1,511
                         Other -       326       634       406
                         Total -    $6,546    $6,256    $5,028

     Sales of the Basic Chemicals & Polymers segment include intersegment sales, principally ethylene oxide, which are made at the estimated market value of the products transferred. Operating profit is Income before interest expense and provision for income taxes.
     The operating profit of the Specialties & Intermediates segment for 1995 includes a $48 million charge for postemployment benefits and an increase of $12 million in depreciation expense related to a reduction in the depreciable lives of certain computer equipment. The operating profit of the Basic Chemicals & Polymers segment for 1995 includes a $20 million charge for postemployment benefits. Other operating profit for 1995 includes a gain of $381 million on the sales of the corporation's interest in UCAR International Inc. and a charge of $191 million for future lease costs on unused office space, primarily at the corporation's headquarters.
     The 1994 operating profit of the Specialties & Intermediates segment includes an $81 million gain on the sale of a manufacturing facility and distribution terminal in Hong Kong, a $68 million charge for litigation costs and other costs primarily related to divested operations and a $24 million gain on the sale of a preferred stock investment in the OrganoSilicon business
(OSi). Other 1994 operating profit includes a $24 million charge from the write-down and sale of the corporation's stockholding in Union Carbide India Limited and a $12 million loss on the sale of the corporation's interest in a uranium mill and mines.

     Net sales, operating profit (loss) and identifiable assets by geographic area were as follows:

Millions of dollars                   1996      1995      1994
                     Net Sales -
United States & Puerto Rico(a) -    $4,336    $4,071    $3,535
                        Canada -       147       142       136
                        Europe -       664       719       474
                 Latin America -       228       227       218
              Far East & Other -       731       729       502
      International operations -     1,770     1,817     1,330
                         Total -    $6,106    $5,888    $4,865
a) Includes export sales of $743 million in 1996 ($732 million in 1995 and $532 million in 1994).

       Operating Profit (Loss) -
   United States & Puerto Rico -    $  820    $1,228    $  433
                        Canada -        28        36        14
                        Europe -        41        50        12
                 Latin America -       (11)       12        16
              Far East & Other -        37        29        74
      International operations -        95       127       116
     Intersegment eliminations -         6        (7)        2
                         Total -    $  921    $1,348    $  551

           Identifiable Assets -
   United States & Puerto Rico -    $4,977    $4,433    $3,670
                        Canada -       305       277       244
                        Europe -       408       404       281
                 Latin America -       224       191       190
              Far East & Other -       312       322       244
      International operations -     1,249     1,194       959
     Intersegment eliminations -        (6)       (5)       (7)
                         Other -       326       634       406
                         Total -    $6,546    $6,256    $5,028


6. Acquisitions and Divestitures

On Jan. 18, 1996, the corporation purchased the polypropylene assets and business of Shell Oil Company. The purchased assets, located in the U.S., consist of Shell's polypropylene technology and manufacturing facilities and polypropylene assets previously held jointly by both companies.
     On Feb. 29, 1996, the corporation purchased 95 percent of the outstanding shares of Companhia Alcoolquimica Nacional, a Brazilian producer of vinyl acetate monomer.
     In July 1995 the corporation and two Kuwaiti corporations, Petrochemical Industries Company and Boubyan Petrochemical Company, formed EQUATE Petrochemical Company, a joint venture for development of a world-scale petrochemical complex in Kuwait. The cost of design, construction and initial working capital is expected to approximate $2 billion by the planned start-up date in 1997. At Dec. 31, 1996, the corporation had invested approximately $138 million in EQUATE, representing its 45 percent equity investment in EQUATE. The corporation anticipates making an additional investment of $12 million in early 1997. The corporation has political risk insurance coverage for its equity investment.
     In March 1995 the corporation acquired 50 percent of the equity of Polimeri Europa S.r.l., from EniChem S.p.A. for $216 million. EniChem retained the other 50 percent. In anticipation of the corporation's acquisition, EniChem had transferred to Polimeri Europa all of its polyethylene business, excluding its wire and cable compounds business.
     In February 1995 the corporation purchased certain ethylene oxide derivative businesses from Imperial Chemical Industries of London for $71 million.
     In January 1995 the corporation and Mitsubishi Corporation concluded the sale of newly issued common stock of UCAR International Inc. to a new company formed by Blackstone Capital Partners II Merchant Banking Fund L.P. and a repurchase of certain shares by UCAR that resulted in Blackstone acquiring a 75 percent interest in UCAR. The corporation received $343 million in net cash proceeds and retained a 25 percent equity interest in UCAR. This transaction resulted in a gain of $220 million ($154 million after-tax). In August 1995 the corporation joined in UCAR's initial public offering to sell its remaining equity interest in UCAR for net cash proceeds of $199 million. This sale resulted in a gain of $161 million ($99 million after-tax).


7. Income Taxes

The following is a summary of the U.S. and non-U.S. components of Income before provision for income taxes:

Millions of dollars
for the year ended
December 31,      1996      1995      1994
    U.S. -       $ 766    $1,137     $ 362
Non-U.S. -          79       122       109
                 $ 845    $1,259     $ 471

The following is an analysis of income tax expense:

Millions of dollars                     1996                1995
for the year ended December 31,   Current  Deferred   Current  Deferred
     U.S. Federal income taxes -     $107      $ 79      $332      $(24)
U.S. business and research and
   experimentation tax credits -       (8)        -       (17)        -
    U.S. state and local taxes
               based on income -        1         2        47        (7)
         Non-U.S. income taxes -       54         1        47         2
                                      154        82       409       (29)
    Provision for Income Taxes -           $236               $380

Millions of dollars                     1994
for the year ended December 31,   Current  Deferred
     U.S. Federal income taxes -   $77       $46
U.S. business and research and
   experimentation tax credits -   (10)        -
    U.S. state and local taxes
               based on income -     4        (2)
         Non-U.S. income taxes -    35       (13)
                                   106        31
    Provision for Income Taxes -        $137

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
                                                     1996
                                             Deferred     Deferred
Millions of dollars at December 31,            Assets  Liabilities
             Depreciation and amortization -     $  -         $435
Postretirement and postemployment benefits -      229            -
        Environmental and litigation costs -      133            -
      Sale/leaseback and related deferrals -      103            -
                                     Other -      199          246
 Gross deferred tax assets and liabilities -      664          681
        Net Deferred Tax (Liability) Asset -           $(17)

                                                     1995
                                             Deferred     Deferred
Millions of dollars at December 31,            Assets  Liabilities
             Depreciation and amortization -     $  -         $392
Postretirement and postemployment benefits -      249            -
        Environmental and litigation costs -      147            -
      Sale/leaseback and related deferrals -      109            -
                                     Other -      153          191
 Gross deferred tax assets and liabilities -      658          583
        Net Deferred Tax (Liability) Asset -           $75

     Net noncurrent deferred tax liabilities of $142 million ($62 million in 1995) are included in Deferred credits in the Consolidated Balance Sheet. Net current deferred tax assets of $118 million ($132 million in 1995) are included in Other current assets. Net noncurrent deferred tax assets of $7 million ($5 million in 1995) are included in Other assets. In 1996 there were $2 million in non-U.S. net operating loss carryforwards included in the deferred tax assets above ($6 million in 1995).
     Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $403 million at Dec. 31, 1996 ($393 million at Dec. 31, 1995). Determination of deferred taxes related to these earnings is not practicable.
     An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income before provision for income taxes is as follows:

                                       Percentage of
                                       Pre-Tax Income
Year ended December 31,             1996    1995    1994
Tax at statutory Federal rate -     35.0%   35.0%   35.0%
  Taxes related to operations
             outside the U.S. -     (1.0)    0.1       -
   U.S. state and local taxes
              based on income -      0.3     1.0     0.2
    Foreign sales corporation -     (3.0)   (1.4)   (2.8)
             Business credits -     (0.9)   (1.4)   (2.1)
                   Other, net -     (2.5)   (3.1)   (1.2)
       Consolidated effective
              income tax rate -     27.9%   30.2%   29.1%


8. Partnerships and Corporate Joint Ventures

The following are financial summaries of partnerships and 20 percent- to 50 percent-owned corporate investments carried at equity. The corporation's most significant partnerships include UOP, Petromont and Company Limited Partnership, Aspell Polymeres SNC, and World Ethanol Company. The corporation purchased the balance of the Union Carbide/Shell polypropylene partnership in January 1996 (see Note 6).

                                      Partnerships
Millions of dollars             1996      1995      1994
          Net sales(a) -      $2,109    $2,146    $1,616
         Cost of sales -       1,338     1,312       954
          Depreciation -          83        66        51
    Partnership income -         242       283       229
          UCC Share of
    Partnership Income -      $  144    $  152    $   98
        Current assets -      $  704    $  599
     Noncurrent assets -         806       824
          Total assets -       1,510     1,423
   Current liabilities -         608       483
Noncurrent liabilities -         385       441
     Total liabilities -         993       924
            Net assets -         517       499
            UCC Equity -      $  251    $  243
a) Includes $159 million net sales to the corporation in 1996 ($177 million in 1995 and $209 million in 1994).

     Corporate investments carried at equity include Polimeri Europa S.r.l., EQUATE Petrochemical Company K.S.C., Nippon Unicar Company Limited, Alberta & Orient Glycol Company Limited, Asian Acetyls Co., Ltd. and several smaller entities and, in 1995 and 1994, UCAR International Inc.

                                   20%- to 50%-Owned
                                 Corporate Investments
Millions of dollars             1996      1995      1994
          Net sales(a) -      $2,059    $1,731    $1,206
         Cost of sales -       1,693     1,221       817
          Depreciation -         129       119        58
     Net income (loss) -          (6)       96       109
          UCC Share of
     Net Income (Loss) -      $  (16)   $   46    $   55
        Current assets -      $  877    $  811
     Noncurrent assets -       2,918     1,886
          Total assets -       3,795     2,697
   Current liabilities -         888       713
Noncurrent liabilities -       1,891       922
     Total liabilities -       2,779     1,635
            Net assets -       1,016     1,062
            UCC Equity -      $  444    $  496
a) Includes $153 million net sales to the corporation in 1996 ($167 million in 1995 and $73 million in 1994).

     Dividends and distributions received from partnerships and corporate joint ventures aggregated $141 million in 1996 ($97 million in 1995 and $128 million in 1994).


9. Long-Term Debt

Millions of dollars at December 31,      1996      1995
               6.75% Notes due 2003 -  $  125    $  125
          6.79% Debentures due 2025 -     250       250
               7.00% Notes due 1999 -     175       175
          7.50% Debentures due 2025 -     150       150
          7.75% Debentures due 2096 -     200         -
         7.875% Debentures due 2023 -     175       175
          8.75% Debentures due 2022 -     125       125
        Pollution control and other
               facility obligations -     243       246
Other debt - various maturities and
                     interest rates -      54        53
                                        1,497     1,299
          Less: Payments to be made
                      within 1 year -      10        14
                                       $1,487    $1,285

     On Oct. 2, 1996, the corporation issued $200 million of 7.75 percent debentures maturing in 2096. The maturity of the debentures may be shortened under certain circumstances to preserve the deductibility of interest payments for Federal income tax purposes.
     At Dec. 31, 1996, there were no outstanding borrowings under the corporation's then existing $1 billion credit agreement. On Jan. 20, 1997, the corporation entered into a replacement credit agreement. See Note 16.
     The indentures under which the corporation's notes and debentures are issued contain convenants, normal for these types of instruments, that place certain limits on the corporation's ability to merge with another entity or encumber assets.
     Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities, and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 1998 through 2023 and have an average annual effective rate of 7.3 percent.
     The average and effective interest rates in 1996 on the corporation's fixed-rate debt, other than pollution control and other facility obligations, were 7.4 percent. The corporation's weighted average interest rate on short-term borrowings outstanding as of Dec. 31, 1996, was 5.7 percent (4.0 percent as of Dec. 31, 1995).
     Payments due on long-term debt in the four years following 1997 are:
1998, $14 million; 1999, $184 million; 2000, $21 million, and 2001, $23 million.


10. Convertible Preferred Stock - ESOP

The Union Carbide Corporation Employee Stock Ownership Plan (ESOP) is an integral part of the Savings and Investment Program for employees. Each share of ESOP stock is convertible into and has the same voting rights as one share of the corporation's common stock, and is protected from dilution. The annual preferred dividend is $0.794 per share.
     Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the corporation's matching contribution of 75 percent (50 percent in 1994) on eligible employee contributions.
     At the corporation's option, ESOP shares may be redeemed either in cash or the corporation's common stock when employees make withdrawals from their accounts. It has been the corporation's policy to redeem ESOP shares with cash.
     The cost of the ESOP is recognized as incurred and was $2 million in 1996 ($4 million in 1995 and $6 million in 1994). Reductions in ESOP costs in 1996 and 1995 were due primarily to appreciation in the corporation's common stock. At Dec. 31, 1996, 16.0 million preferred shares were outstanding, 5.8 million of which were credited to employees' accounts, including 0.6 million credited during 1996.


11. Stockholders' Equity

Each outstanding share of common stock bears one Right entitling its holder, under certain circumstances, to buy a share of common stock at a purchase price of $37.67 (subject to adjustment). The Rights may not be exercised until 10 days after a person or group acquires 20 percent or more of UCC's common stock, or until a date determined by the board of directors following announcement of a tender offer that, if consummated, would result in 20 percent or more ownership of the common stock. Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.
     Should an acquirer become the beneficial owner of 20 percent of the common stock, and under certain additional circumstances, the corporation's stockholders (other than the acquirer) would have the right to buy common stock in Union Carbide Corporation, or in the surviving enterprise if the corporation is acquired, having a value equal to two times the purchase price of the Right then in effect.
     The Rights will expire on Aug. 31, 1999, unless redeemed prior to that date. The redemption price is $0.01 per Right.
     On July 24, 1996, the board of directors of the corporation increased the number of shares that may be repurchased under the existing common stock repurchase program to 50 million shares. Through Dec. 31, 1996, the corporation had repurchased 42.3 million shares since inception of the program in 1993 (12.8 million during 1996) at an average effective price of $32.53 per share. The corporation will continue to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions.
     In conjunction with the corporation's common stock buyback program, put options were sold in a series of private placements entitling the holders to sell 10.2 million shares of common stock to UCC, at specified prices upon exercise of the options. Since inception of this program through Dec. 31, 1996, options representing 7.6 million common shares have expired unexercised, while options representing 2.1 million shares were exercised for $79 million, or an average price of $37.05 per share. Options representing 0.5 million shares remain outstanding at Dec. 31, 1996. Premiums received since inception of the program, which are recorded as Additional paid-in capital, have reduced the average price of repurchased shares to $32.53 per share from $32.77.


12. Leases

Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Millions of dollars,
year ending December 31,
                          1997 -     $ 74
                          1998 -       61
                          1999 -       56
                          2000 -       52
                          2001 -       50
            Subsequent to 2001 -      246
        Total minimum payments        539
       Future sublease rentals -       94
Net Minimum Rental Commitments -     $445

     The present value of the net minimum rental payments amounts to $319 million, of which $220 million pertains to the corporation's headquarters lease. Total lease and rental payments (net of sublease rental of $20 million in 1996, 1995 and 1994) were $53 million, $67 million and $65 million for 1996, 1995 and 1994, respectively.
     During 1995 the corporation recognized a nonrecurring, noncash charge of $191 million ($134 million after-tax) for future minimum lease payments on unused office space, primarily at the corporation's headquarters. The headquarters charge reflects the pro rata costs of unused office space over the remaining term of the lease, which runs to 2006, less anticipated net sublease income. Neither the expected future costs nor expected net sublease revenues were discounted.


13. Retirement Programs

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


Millions of dollars
for the year ended December 31,    1996      1995      1994
(Gain) loss on plan assets -
                 Actual    -      $(190)    $(904)    $ 154
               Deferred    -        (31)      692      (355)
                                   (221)     (212)     (201)
   Service cost - benefits
  earned during the period -         54        44        51
Interest cost on projected
        benefit obligation -        196       197       180
              Amortization -         (3)       (6)       (9)
 Net Periodic Pension Cost -      $  26     $  23     $  21

     The funded status of the plans combined is as follows:

Millions of dollars at December 31,         1996        1995
             Actuarial present value
                    of plan benefits -
    Accumulated benefit obligation
                        Vested       -    $2,599      $2,596
                     Nonvested       -       132         127
                                           2,731       2,723
      Projected benefit obligation   -     3,001       2,986
Fair value of plan assets, primarily
       invested in common stocks and
             fixed-income securities -     3,180       3,173
            Plan assets in excess of
        projected benefit obligation -       179         187
 Unamortized net asset at transition -       (64)        (77)
      Unamortized prior service cost -        19          22
            Unrecognized gains - net -      (127)       (103)
                Prepaid Pension Cost -    $    7      $   29

     Pension obligations are valued using the 1983 Group Annuity Mortality Table. The actuarial assumptions used were as follows:

At December 31,                       1996     1995
    Discount rate for determining
     projected benefit obligation -   7.25%    6.75%
              Rate of increase in
              compensation levels -   4.50%    4.00%
Expected long-term rate of return
                   on plan assets -   8.50%    8.25%

Postretirement Benefits Other Than Pensions
The corporation provides health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.
     The obligation is determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health care cost trends projected to increase annually at rates of 9.25 percent in 1997 and 8.75 percent in 1998, falling incrementally to a 5.75 percent annual increase in 2004 and thereafter.
     The effect of a 1 percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefits obligation at Dec. 31, 1996 by $29 million, and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $3 million. Measurement of the accumulated postretirement benefit obligation was based on the same actuarial assumptions used in the pension calculations.
     The corporation has funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks.

     The components of net periodic postretirement benefit cost are as follows:

Millions of dollars
for the year ended December 31,    1996    1995    1994
 (Gain) loss on plan assets -
                  Actual    -      $ (4)   $ (8)   $  1
                Deferred    -         2       6      (3)
                                     (2)     (2)     (2)
    Service cost - benefits
   earned during the period -        13      11      12
              Interest cost -        31      35      32
               Amortization -       (21)    (21)    (21)
               Net Periodic
Postretirement Benefit Cost -      $ 21    $ 23    $ 21

     The funded status of the postretirement benefit obligation is as follows:

Millions of dollars at December 31,      1996      1995
       Accumulated postretirement
              benefit obligations -
                      Retirees    -      $366      $361
         Fully eligible active
             plan participants    -        79        75
Other active plan participants    -        27        26
                                          472       462
        Fair value of plan assets -        17        21
       Accumulated postretirement
benefits in excess of plan assets -       455       441
         Unrecognized gains - net -        51        67
  Accrued Unfunded Postretirement
              Benefit Obligations -      $506      $508

     The accumulated postretirement benefit obligation for retirees is net of $130 million at Dec. 31, 1996 ($134 million at Dec. 31, 1995), which is reimbursed to the corporation in part by previously owned businesses under ongoing benefit-sharing agreements.

Deferred Compensation Plan
Since Jan. 1, 1995, the corporation has provided an unfunded, nonqualified deferred compensation plan to certain key employees, offering them an election to defer a portion of their gross pay. The corporation's obligation to employees is adjusted to reflect changes in the market values of employees' investment choices. With limited exceptions, participants' deferred account balances are scheduled for payment at or after full retirement.

Postemployment Benefits
During 1995 the corporation recorded a charge of $68 million ($49 million after-tax) for postemployment benefits. The charge includes severance costs relating to future staff reductions associated with work process simplification efforts and changes in the corporation's severance benefits.


14. Incentive Plans

The 1994 Union Carbide Long-Term Incentive Plan for key employees, which is effective until the 1997 shareholders' meeting, provides for granting incentive and nonqualified stock options; stock appreciation rights; exercise payment rights; grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options cannot exceed 7.5 million under the plan. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable two years after such date. Options may not have a duration of more than 10 years. Restricted stock award shares are entitled to vote and dividends are credited to the holder's account, but these shares are generally nontransferable for three years after the grant date. These restricted stock awards and accumulated dividends are generally subject to forfeiture if matching employee-owned stock on deposit with the corporation is withdrawn or if other conditions are not met. Performance awards may be paid in common stock, cash or any other form of property. No stock appreciation rights or performance awards were granted in 1996.
     No further awards can be made under previous plans, which still have options outstanding whose terms are similar to nonqualified stock options under the 1994 plan.
     Changes in outstanding fixed price options were as follows:

                                      1996                      1995
                                            Weighted                  Weighted
                                             Average                   Average
Shares in thousands           Shares  Exercise Price    Shares  Exercise Price
  Outstanding at January 1 -  13,350          $18.54    13,807          $15.70
                   Granted -   1,166           45.55     1,270           40.38
                 Exercised -  (1,569)          13.05    (1,667)          11.37
       Canceled or expired -    (165)          36.00       (60)          27.25
Outstanding at December 31 -  12,782          $21.45    13,350          $18.54
       Options exercisable
            at December 31 -  10,460                    10,200

                                         1994
                                               Weighted
                                                Average
Shares in thousands              Shares  Exercise Price
  Outstanding at January 1 -     14,112          $12.94
                   Granted -      1,930           28.63
                 Exercised -     (2,213)           9.33
       Canceled or expired -        (22)          19.94
Outstanding at December 31 -     13,807          $15.70
       Options exercisable
            at December 31 -      6,488

     Options were exercised during 1996 at prices ranging from $6.70 to $28.63 per share ($1.00 to $21.63 per share during 1995 and $1.00 to $16.75 per share during 1994).
     The following table summarizes information about fixed price option shares outstanding at Dec. 31, 1996:
                                                  Weighted
                                                   Average
                                 Shares          Remaining    Weighted Average
Shares in thousands         Outstanding   Contractual Life      Exercise Price
Range of Exercise Prices -
        $ 6.70 to $ 9.69 -        3,363          4.0 years              $ 8.31
        $11.27 to $16.75 -        3,074          4.8 years              $15.21
        $21.63 to $28.63 -        4,023          7.4 years              $24.78
        $39.88 to $45.63 -        2,322(a)       9.4 years              $42.97
                                 12,782
a) Not exercisable at Dec. 31, 1996.

     Had compensation cost related to the fixed price option and certain employee plans been recorded at fair value on the date of grant in accordance with FAS 123, the effect on the corporation's net income and earnings per share amounts would have been immaterial.



15. Commitments and Contingencies

Purchase Agreements - The corporation has three major agreements for the purchase of ethylene-related products and two other purchase agreements in the U.S. and Canada. Total purchases under these agreements were $233 million, $251 million and $187 million in 1996, 1995 and 1994, respectively. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1996 (at current exchange rates, where applicable), is presented in the following table.

Millions of dollars,
year ending December 31,
                          1997  -   $ 75
                          1998  -     65
                          1999  -     56
                          2000  -     30
                          2001  -     22
2002 to expiration of contracts -    103
                         Total  -   $351

Environmental - The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or remediate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals in current dollars for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1996, the corporation had established environmental remediation accruals in the amount of $310 million ($327 million in 1995), of which $252 million is classified as Other long-term obligations ($262 million in 1995). These accruals have two components, estimated future expenditures for site investigation and cleanup and estimated future expenditures for closure and postclosure activities. In addition, the corporation had environmental loss contingencies of $134 million at Dec. 31, 1996.
     The corporation has sole responsibility for the remediation of approximately 40 percent of its environmental sites for which accruals have been established. These sites are well advanced in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1996, included $222 million for these sites ($245 million at Dec. 31, 1995), of which $92 million ($109 million at Dec. 31, 1995) was for estimated future expenditures for site investigation and cleanup and $130 million ($136 million at Dec. 31, 1995) was for estimated future expenditures for closure and postclosure activities. In addition, $67 million of the corporation's environmental loss contingencies at Dec. 31, 1996, related to these sites. The site with the largest total potential cost to the corporation is a nonoperating site. Of the above accruals, this site accounted for $32 million ($47 million at Dec. 31, 1995), of which $18 million ($26 million at Dec. 31,
1995) was for estimated future expenditures for site investigation and cleanup and $14 million ($21 million at Dec. 31, 1995) was for estimated future expenditures for closure and postclosure activities. In addition, $24 million of the above environmental loss contingencies related to this site.
     The corporation does not have sole responsibility at the remainder of its environmental sites for which accruals have been established. All of these sites are in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1996, included $88 million for estimated future expenditures for site investigation and cleanup at these sites ($82 million at Dec. 31, 1995). In addition, $67 million of the corporation's environmental loss contingencies related to these sites. The largest two of these sites are also nonoperating sites. Of the above accruals, these sites accounted for $37 million ($24 million at Dec. 31, 1995) for estimated future expenditures for site investigation and cleanup. In addition, $12 million of the above environmental loss contingencies related to these sites.
     Worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $110 million in 1996, $138 million in 1995 and $153 million in 1994.

Other - The corporation has severally guaranteed 45 percent (approximately $608 million at Dec. 31, 1996) of EQUATE Petrochemical Company's debt and working capital financing needs until certain completion tests are achieved; thereafter, a $54 million guarantee will provide ongoing support. The corporation also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, until the completion tests are concluded, substantially all of its guarantee of EQUATE's debt.
     The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1996, totaling $64 million, of which $36 million related to guarantees of debt.

Litigation - The corporation is one of a number of defendants named in approximately 4,500 lawsuits, some of which have more than one plaintiff, involving silicone breast implants. The corporation was not a manufacturer of breast implants but did supply generic bulk silicone materials to certain manufacturers. Also, the corporation in 1990 acquired and in 1992 divested the stock of a small specialty silicones company that, among other things, supplied silicone gel intermediates and silicone dispersions for breast implants. In 1993 most of the suits that were brought in Federal courts were consolidated for pretrial purposes in the United States District Court, Northern District of Alabama. In 1994 the corporation provisionally joined a multibillion-dollar settlement of the claims consolidated in that court.
     The District Court later determined that the total amount of current claims likely to be approved for payment under the original settlement schedule would substantially exceed the funds available. Consequently, the defendants and the Plaintiffs' Negotiating Committee, at the request of the court, initiated negotiations to reconsider the structure and funding of the settlement. Subsequently, certain defendants, including the corporation, proposed, and the court approved, a revised settlement program. While the corporation cannot predict the number of claimants who will participate in the settlement, based on sample data prepared under supervision of the court, the corporation estimates that its maximum expenditures under the revised agreement should not exceed $100 million prior to insurance recovery. Although insurance coverage is subject to issues as to scope and application of policies, retention limits, exclusions and policy limits, and the insurers have reserved their right to deny coverage, the corporation believes that after probable insurance recoveries neither the settlement nor litigation outside the settlement will have a material adverse effect on the consolidated financial position of the corporation.
     In addition to the above, the corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
     The corporation has recorded nonenvironmental litigation accruals of $194 million, and related insurance recovery receivables of $135 million. At Dec. 31, 1996, the corporation had nonenvironmental litigation loss contingencies of $53 million.
     While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.


16. Subsequent Events

On Jan. 20, 1997, the corporation entered into a new credit agreement with a group of banks, replacing an existing $1 billion credit agreement. The new agreement also provides the corporation with $1 billion in credit for the next five years, but with the option, subject to certain conditions, to increase the available credit by $250 million and to extend the maturity date of the agreement by one year on a rolling basis. Several options are available to borrow at floating interest rates based on LIBOR (London Interbank Offered
Rate) or CD (Certificate of Deposit Rate) on a revolving basis. The credit agreement contains covenants that place certain limits on the corporation's ability to merge with another entity, incur debt or create liens on assets. In addition, the credit agreement requires the corporation to meet leverage and interest coverage tests.
     On Jan. 22, 1997, the corporation established a medium term note program that allows for borrowings of up to $500 million. Notes issued under the program will have a maturity of nine months or longer and will bear interest at either a fixed or floating rate determined by reference to interest rate formulas. The notes will be subject to covenants that place certain limits on the corporation's ability to create liens on assets, engage in sale-leaseback transactions, and incur secured debt.
     On Jan. 30, 1997, a newly formed real estate investment trust subsidiary issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. Domestic real estate with a fair market value of approximately $500 million will be mortgaged via intercompany debt in conjunction with this transaction. The preferred stock may be redeemed if, as a result of a change in tax laws, rules or regulations, dividends on the preferred stock or interest paid on the mortgage note is not fully deductible for Federal income tax purposes.



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



/s/William H. Joyce                           /s/John K. Wulff
William H. Joyce                              John K. Wulff
Chairman, President and                       Vice-President, Chief Financial
Chief Executive Officer                       Officer and Controller

Danbury, Conn.
Jan. 17, 1997


                         Independent Auditors' Report

KPMG Peat Marwick LLP

To the Stockholders and Board of Directors of Union Carbide Corporation:

We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1996, in conformity with generally accepted accounting principles.


                                                 /s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Stamford, Conn.
Jan. 17, 1997



                             Corporate Information

1997 Annual Meeting
The 1997 annual meeting of stockholders will be held on Wednesday, April 23, at the John C. Creasy Health Education Center, 24 Hospital Ave., Danbury, CT 06810, beginning at 10 a.m.
     A notice of the annual meeting, a proxy statement and a proxy voting card are mailed to each stockholder in March, together with a copy of the current annual report.

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

Stock Records and Transfer
The corporation acts as its own stock transfer agent through Shareholder Services, which also maintains stockholder records, transfers stock and answers questions regarding stockholders' accounts, including dividend reinvestment accounts. Stockholders wishing to transfer stock to someone else or to change the name on a stock certificate should contact Shareholder Services for assistance. The Registrar is Chase Mellon Shareholder Service.

Dividend Reinvestment
Stockholders of record may purchase shares directly through Union Carbide's Dividend Reinvestment and Stock Purchase Plan. Under the plan, shares may be purchased from Union Carbide free of commissions and service charges.
     Requests for a prospectus that explains the plan in detail should be directed to Shareholder Services (Telephone: 800-934-3350).

Form 10-K
A Form 10-K report for the year ended Dec. 31, 1996, will be available in April 1997. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Joseph E. Geoghan, secretary, 39 Old Ridgebury Road, Danbury, CT 06817-0001.

Charitable Contributions Booklet
Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $250 or more from the corporation. The booklet is available on written request to the secretary.

Responsible Care Progress Report
This reports covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and other worldwide locations, Responsible Care goals and progress Carbide made in 1996 as it completed full implementation of Responsible Care management practices in the U.S. To obtain a copy, write to Union Carbide Corporation, Public Affairs Department, Section L-4505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 800-552-5272).

Inquiries
Institutional investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E-4286, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-
6440).
     Financial journalists should direct questions to Union Carbide Corporation, David N. Kernis, assistant director, communications, Public Affairs Department, Section L-4502, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-6929).
     Information on Union Carbide also may be found on the company's home page on the Internet at www.unioncarbide.com. Union Carbide's site provides information in five categories: general, financial, business, Responsible Care and recruitment.


                       Directors and Corporate Officers

Directors
John J. Creedon is retired president and chief executive officer of Metropolitan Life Insurance Company. A Carbide director since 1984, he chairs the Audit Committee and serves on the Compensation & Management Development, Executive and Health, Safety & Environmental Affairs (HS&EA) Committees.

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

Thomas P. Gerrity has been dean at the Wharton School of the University of Pennsylvania since 1990. He became a board member in February 1997 and is a member of the Audit Committee.

Rainer E. Gut is chairman of Credit Suisse Group, Zurich, Switzerland, and Credit Suisse First Boston. A UCC board member since 1994, he is a member of the Compensation & Management Development, Finance & Pension and Nominating Committees.

Vernon E. Jordan, Jr. is a partner with Akin, Gump, Strauss, Hauer & Feld. He is chairman of the Nominating Committee and a member of the Executive, Finance & Pension and Public Policy Committees. He has been a board member since 1987.

William H. Joyce is chairman, president and chief executive officer of Union Carbide Corporation. A director since 1992, he is chairman of the Executive Committee.

Robert D. Kennedy is retired chairman and chief executive officer of Union Carbide Corporation and has been a director since 1985. He serves on the Audit, Executive, Nominating and Public Policy Committees.

Ronald L. Kuehn, Jr. is a director and chairman, president and chief executive officer of Sonat, Inc. A UCC board member since 1984, he chairs the Compensation & Management Development Committee and serves on the Finance & Pension and HS&EA Committees.

Rozanne L. Ridgway is former assistant secretary of state for Europe and Canada. A director since 1990, she chairs the Public Policy Committee and is a member of the Audit, HS&EA and Nominating Committees.

James M. Ringler is a director, president and chief executive officer of Premark International, Inc. Elected a director in 1996, he is a member of the Finance & Pension Committee.

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


Corporate Officers

William H. Joyce
Chairman of the Board, President and Chief Executive Officer

Joseph S. Byck
Vice-President, Strategic Planning, Investor Relations and Public Affairs

James F. Flynn
Vice-President, General Manager, Solvents, Intermediates and Monomers

Joseph E. Geoghan
Vice-President, General Counsel and Secretary

Malcolm A. Kessinger
Vice-President, Human Resources

Lee P. McMaster
Vice-President, General Manager, Ethylene Oxide/Glycol

Joseph C. Soviero
Vice-President, Corporate Ventures and Purchasing

Roger B. Staub
Vice-President, General Manager, UNIPOL Systems

Ronald Van Mynen
Vice-President, Health, Safety and Environment

John K. Wulff
Vice-President, Chief Financial Officer and Controller


Other Senior Management

Eugene J. Boros
Vice-President, General Manager, Specialty Polymers and Products, UCAR Emulsion Systems

David L. Brucker
Vice-President, Engineering and Operations

John L. Gigerich
Vice-President, Information Systems

W. William Lindner
Vice-President, Purchasing

Kevin P. Lynch
Vice-President, General Manager, UNIPOL Polymers

Philip F. McGovern
Vice-President, Tax

Gordon D. Mounts
Vice-President, General Manager, Industrial Performance Chemicals

F. Don Ryan
Vice-President, General Manager, Specialty Polyolefins

Lee C. Stewart
Vice-President and Treasurer

Vince F. Villani
Vice-President, General Manager, Olefins

Donald R. Wood
Vice-President, Polypropylene Resins

John P. Yimoyines
Vice-President, Venture Management

                        Union Carbide Around the World
         (Excluding partnership or corporate joint venture locations)

United States & Puerto Rico

California
     Costa Mesa
     Torrance
Colorado
     Grand Junction
Connecticut
     Danbury (headquarters)
District of Columbia
     Washington
Georgia
     Atlanta
     Tucker
Illinois
     Alsip
     Lisle
Louisiana
     Greensburg
     Napoleonville
     Norco
     Taft
New Jersey
     Bound Brook
     Carteret
     Edison
     Somerset
New York
     Tarrytown
North Carolina
     Cary
Texas
     Clear Lake
     Dallas
     Garland
     Houston
     Markham
     Seadrift
     Texas City
Vermont
     Morrisville
Washington
     Washougal
West Virginia
     Charleston
     Institute
     South Charleston
Puerto Rico
     Bayamon
     Ponce
     San Juan

Canada

Alberta
     Calgary
     Prentiss
Quebec
     Anjou
     Boucherville
     Montreal
Ontario
     Toronto
     Willowdale

Europe

Austria
     Vienna
Belgium
     Antwerp
     Vilvoorde
     Zwijndrecht
France
     Rungis
Germany
     Dusseldorf
Italy
     Milan
Russia
     Moscow
Spain
     Barcelona
Sweden
     Stockholm
Switzerland
     Geneva
United Kingdom
     Wilton

Latin America

Argentina
     Avellaneda
     Buenos Aires
Brazil
     Aratu
     Cabo
     Cubatao
     Sao Paulo
Chile
     Santiago
Colombia
     Barranquilla
     Bogota
     Medellin
Costa Rica
     San Jose
Ecuador
     Guayaquil
     Quito
Guatemala
     Guatemala City
Mexico
     Mexico City
     Monterrey
     Tultitlan
Peru
     Lima
Venezuela
     Caracas
     Valencia

Far East & Other

Australia
     Gladesville
     Melbourne
     Sydney
China
     Beijing
     Guangdong
     Shanghai
Egypt
     Cairo
Hong Kong
     Tsimshatsui
Indonesia
     Cimanggis
     Jakarta
Japan
     Shibuya-ku
Jordan
     Amman
Malaysia
     Petaling Jaya
Morocco
     Casablanca
Philippines
     Batangas
     Manila
Singapore
     Jurong
South Africa
     Durban
     Johannesburg
South Korea
     Seoul
Sri Lanka
     Colombo
Taiwan
     Taipei
Thailand
     Bangkok
     Nonthaburi
Turkey
     Istanbul
United Arab Emirates
     Dubai


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



CARBITOL, CARBOWAX, CELLOSIZE, CELLOSOLVE, CYRACURE, FLEXOL, FLEXOMER, NEULON, NORKOOL, POLYOX, POLYPHOBE, SELEXOL, TERGITOL, TONE, TRITON, TUFLIN, UCAR, UCARSOL, UCARTHERM, UCON, UCURE, UCAR ULTRA+, UNICARB, UNIPOL and
UNION CARBIDE are registered trademarks of Union Carbide Corporation.

RESPONSIBLE CARE is a registered service mark of the Canadian Chemical Producers Association and the Chemical Manufacturers Association.

EQUATE is a trademark of the EQUATE Petrochemical Company K.S.C. of Kuwait.


Printed on Recycled, Recyclable Paper.

(The back cover depicts a hexagon containing the words "Union Carbide".)

UNION CARBIDE CORPORATION
39 Old Ridgebury Road
Danbury, CT. 06817-0001

UC-1564