Form 10-K, Exhibit 13
period 1997-12-31
UNION CARBIDE CORP /NEW/
filed 1998-03-20
CIK 100790

Exhibit 13

                        Union Carbide Corporation
                           1997 Annual Report


(The cover) "Now, more than ever, our customers know they can count on Carbide people to deliver products, services and chemical expertise that add up to more value."

(Inside Front Cover)
Contents
Financial Highlights
Summary comparison of 1997 and 1996 results                               1

Chairman's Letter
Bill Joyce on performance in 1997, strategic objectives and
long-term outlook                                                         2

Chemical Glossary
Chemicals and polymers central to Carbide's businesses                    5

Principal Products & Services
Description of Specialties & Intermediates and Basic Chemicals &
Polymers segments, including major competitors and manufacturing
locations                                                                 6
Partnerships & Joint Ventures                                             8

Management's Discussion & Analysis
Results of Operations                                                     9
Liquidity, Capital Resources and Other Financial Data                    16
Selected Financial Data                                                  18
Quarterly Data                                                           20

Financial Statements
Consolidated Balance Sheet                                               21
Consolidated Statement of Income                                         22
Consolidated Statement of Cash Flows                                     23
Consolidated Statement of Stockholders' Equity                           24
Notes to Financial Statements                                            25
Management's Statement of Responsibility for Financial Statements        41
Independent Auditors' Report                                             41

Corporate Information
Important dates, names, addresses, telephone numbers and other
information                                                              42

Directors and Corporate Officers
List of directors, corporate officers and other senior management        43

Union Carbide Around the World
List of worldwide locations                                              44

Definition of Terms
Definition of nonchemical terms                                          44

Cautionary statement for the purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: All statements in this annual report that do not reflect historical information are forward looking statements. These include statements about the chemical markets in 1998; cost reduction targets; the corporation's share price; earnings and profitability targets; development, production and acceptance of new products and process technologies; ongoing and planned capacity additions and expansions; joint ventures, and Management's Discussion & Analysis. Important factors that could cause actual results to differ materially from those discussed in such forward looking statements include the supply/demand balance for the corporation's products; customer inventory levels; competitive pricing pressures; feedstock costs; changes in industry production capacities and operating rates; currency exchange rates; global economic conditions, particularly in Southeast Asia; disruption in railroad and other transportation facilities; competitive technology positions; failure to achieve technology objectives; and failure to achieve the corporation's cost reduction targets or to complete construction projects on schedule.

Financial Highlights
Dollar amounts in millions
(except per share figures)                    1997        1996     % Change
For the Year
 Net sales                                 $ 6,502    $  6,106            6
 Operating profit                            1,045         921           13
 Income before cumulative effect of
   change in accounting principle              676         593           14
      Per common share - basic                5.02        4.43           13
      Per common share - diluted              4.53        3.90           16
 Cumulative effect of change in
   accounting principle                        (17)          -            -
      Per common share - basic               (0.13)          -            -
      Per common share - diluted             (0.12)          -            -
 Net income - common stockholders              652         583           12
      Per common share - basic                4.89        4.43           10
      Per common share - diluted              4.41        3.90           13
 Cash dividends on common stock                100          99            1
      Per common share                      0.7875        0.75            5
 Capital expenditures                          755         721            5
At Year-End
 Total assets                              $ 6,964    $  6,546            6
 Total debt                                  1,887       1,599           18
 Stockholders' equity                        2,348       2,114           11
      Per common share                      17.15       16.72            3
 Common shares outstanding (thousands)     136,944     126,440            8
 Common stockholders of record              47,713      51,023           (6)
 Employees                                  11,813      11,745            1

At a Glance
  Union Carbide Corporation is a worldwide chemicals and polymers company. The company possesses many of the industry's most advanced process and catalyst technologies and some of the most cost efficient, large-scale production facilities in the world. In addition to its consolidated operations, the corporation participates in partnerships and joint ventures whose combined net sales totaled more than $4.3 billion in 1997.
  Union Carbide operates two business segments:
Specialties & Intermediates, which accounted for 68 percent of customer revenues and 64 percent of operating profit in 1997, produces a broad range of products, including specialty polyolefins used in wire and cable insulation; surfactants for industrial cleaners; catalysts for the manufacture of polymers; acrolein and derivatives; water-soluble polymers; cellulose-, glucose- and lanolin-based materials for personal care products; specialty coatings; acrylic and vinyl acrylic latex used in paints and adhesives; solvents; vinyl acetate monomer, and ethylene oxide derivatives. This segment also licenses olefins-based technologies and offers other specialized technology licensing and services.
  Basic Chemicals & Polymers converts various hydrocarbon feedstocks, principally liquefied petroleum gases and naphtha, into the basic building-block chemicals ethylene and propylene (also known as olefins), which are in turn converted to polyethylene (the world's most widely used plastic), polypropylene (one of the world's fastest-growing plastics), and ethylene oxide and ethylene glycol (used to make polyester fiber, film and resin, and automotive antifreeze). This segment provides ethylene, propylene, ethylene oxide and ethylene glycol to the Specialties & Intermediates segment.

Union Carbide's leading end markets as a percentage of sales are:
      Packaging and consumer plastics     24
      Paints, coatings and adhesives      21
      Wire and cable                      11
      Textile                              9
      Household and personal care          6
      Automotive, including antifreeze     5
      Agriculture and food                 4
      Oil and gas                          3
      Industrial cleaners                  3

Chairman's Letter

(Contained in the left hand margin is a picture of William H. Joyce, Chairman, President and Chief Executive Officer.)

I am pleased to report that Carbide had another good year in 1997, surpassing the prior year and posting the third highest net income available to common stockholders of the past 10 years.
  Worldwide sales rose 6.5 percent, to $6.5 billion. Income available to common stockholders from continuing operations (before the effect of a change in accounting principle) rose 14.8 percent from the prior year, to $669 million, and diluted per-share income increased 16.2 percent, to $4.53, before the change in accounting principle.
  Despite improved earnings, our 1997 common stock performance was disappointing. We increased the quarterly dividend 20 percent, to 22.5 cents, and repurchased 7 million shares during the year, but our share price increased only 5 percent by year-end.
  It seems clear that investors were looking past improved earnings in 1997 and focusing instead on the 1999/2000 cyclical trough anticipated by most experts, and on the widely held expectation that overcapacity in the chemical industry will depress the earnings of companies like Carbide until the cycle turns up.
  Adding to investor concerns was the inability of our Specialties & Intermediates (S&I) segment, for the second year in a row, to deliver the strong double-digit earnings growth of prior years, causing investors to doubt that its recovery could occur in time to meet our earnings target in the trough.
  And as the year ended, the Asian economic crisis appeared to make the next few years even more difficult for companies such as Carbide with significant sales in the region. Since the Far East region accounts for 14 percent of our sales, mainly exports, we are also concerned. Yet we're confident that Carbide can cope and that our company will be well positioned to participate when the region's growth resumes.
  As for 1997 performance, although we posted significant earnings growth, we should have done much better in light of our improvements over the past several years.
  Increases of 5.1 percent in volume and 3.7 percent in productivity for the corporation (based on actual fixed cost per pound of product sold, adjusted for inflation) were good, but below target. And some of our product lines, notably our solvents, monomers and industrial performance chemicals, were unable to deliver targeted results.
  Why did we not do better in 1997? And what are we doing to improve and to accelerate profitable growth over the longer term as well?
  Management's Discussion & Analysis, beginning on page 9, covers operations in detail. To summarize: The performance of solvents, monomers and industrial performance chemicals products suffered from price declines; abnormally low margins, particularly for solvents and monomers, and the impact of a strong dollar on exports.
  Although the strong dollar affected our Basic Chemicals & Polymers (BC&P) segment, as did problems with certain production units, segment earnings were much improved compared to 1996.

  Startup costs for our huge new petrochemical joint venture in Kuwait also reduced earnings, as did costs associated with the delayed startup of a new facility for producing ethylene/propylene rubber (EPR).
  The Kuwait plant is in the final stage of startup at this writing, with both ethylene glycol and polyethylene already shipped to customers in Europe and Asia. And the EPR plant, which uses proprietary new technology to achieve vastly lower production costs, is scheduled for restarting in the fourth quarter of 1998, although further modification is required before that can happen.
  On the plus side, the drain on 1997 earnings was partly offset by improved pricing for ethylene glycol, and for polyethylene early in the year, and by the continuing, substantial benefit derived from our work process improvement and cost reduction programs over the past several years.
  To say that Carbide has few peers when it comes to improving work processes and reducing costs is only repeating what's often been said by others who follow our progress. Since 1992, total fixed costs have dropped by nearly $8 million, notwithstanding a $1.6 billion increase in revenues and a 27 percent increase in volume. Fixed cost per pound of product sold has dropped by 4.7 cents since the beginning of the decade, a 30 percent decrease. In 1997, costs associated with the Kuwait and EPR startups and other unusual growth expenses reduced earnings by $0.72 per diluted share. Those expenses aside, the fixed cost improvements mean that, given margin conditions no better than the ones faced by BC&P in 1993, Carbide could have earned about three times as much per diluted share in 1997 as we earned in the 1993 trough.
  Over the past seven years, we have learned that productivity improvement requires relentless focus on cost reduction throughout the entire enterprise. During this period, virtually every unit within Carbide has established savings initiatives with specific, quantifiable targets. More often than not, as Carbiders have progressed with these efforts, new opportunities have been identified.
  In 1990 we embarked on a $200 million savings program. Less than three years into that effort, it was clear that far more significant savings were possible, and a $575 million target was established. That program, dubbed EQAI, was largely completed by the end of 1994, after we had achieved substantially all of the targeted savings. In 1995 we unveiled a new series of initiatives with targeted savings of $637 million, compared to 1993, to be achieved by the year 2000. Last October, after having attained a substantial portion of these targets, we increased the savings goal to $1.1 billion by the year 2000.
  Carbiders have time and again shown themselves dedicated to creating value by reducing costs. I am confident that over the next three years they will extend the progress they've made since early in the decade. They have become as skilled as any workforce anywhere at finding ways to improve work processes and reduce costs while delivering the service that our customers expect.
  On that score: We track customer evaluations of Carbide very closely, and it's clear that now, more than ever, our customers know they can count on Carbide people to deliver products, services and chemical expertise that add up to more value.
  Carbiders take a great deal of pride in those evaluations and in our profit improvement work. And, not incidentally, they also benefit financially as shareholders and profit sharing participants when our company does well. Beyond participation in the profit sharing program, most of our managers, including all senior managers, receive variable compensation based in large part upon our ability to realize returns on capital in excess of our competitors'.
  While there can be no assurances, if we are successful in achieving our savings targets, we believe that it will be possible also to earn at least $4.00 per diluted share in both 1999 and 2000, the anticipated trough years of the current commodity chemical cycle.
  To leave no doubt about management's own commitment to doing what it takes to reach these earnings levels, we have bet a large part of our pay on reaching them. If we fail in 2000, I will forfeit the equivalent of a year's salary, and 16 members of our senior management team each will forfeit the equivalent of 65 percent of a year's base pay. If we succeed, the plan, which investors have encouraged us to implement, has a substantial upside opportunity to go along with the risk.
  In other words, Carbide management has real incentive to reach the target. Although we are committed to our volume growth and savings targets, reaching them will not be easy or assured. But work is under way across our worldwide locations to improve operations, further streamline work processes and make the most of our strong market and technology positions. And much has already been accomplished.
  To cite just a few examples: 1997 cost savings in our S&I segment of $336 million, and savings of $302 million for BC&P, kept us ahead of schedule toward our year-2000 cost reduction target.
  Regarding programs designed to promote growth, we launched Univation Technologies, our joint venture with Exxon Chemical Company, to develop and license leading-edge polyethylene process and catalyst technologies. Companies in South America and Europe recently selected its technology to build 1.8 billion pounds of capacity.
  A major modernization of our UCON fluids manufacturing unit in 1997 increased capacity while cutting operating costs, and the fluids business was named a "supplier of the year" by General Motors, whose cars use our UCON brake fluids and UCON refrigeration lubricants.
  At our Taft, La., plant, we completed a 200-million-pound-capacity ethanolamines unit, strengthening our leading position as a supplier to the gas treating and personal care markets. Also at Taft, we are scheduled to complete by mid-1998 a new CARBOWAX polyethylene glycols (PEGs) facility to support sales flowing from new PEG applications in pharmaceuticals and wood treating.
  Our polypropylene units ran at high rates during the year, with added capacity, achieved through de-bottlenecking, that will help the business meet its year-2000 growth targets.
  Construction began at Taft on a new butanol facility, planned for startup in mid-1999, that will bring Carbide's total butanol capacity to 1.2 billion pounds, the world's largest. Butanol is a key raw material in the manufacture of solvents and monomers used by the paints and coatings industries. Employing our proprietary LP OXO Process technology, the 300-million-pounds-per-year facility is designed to be among the world's most cost effective.
  Dr. David Bryant, the Carbide scientist who played a key role in developing OXO technology, has been named 1998 winner of the Perkin Medal - one of the chemical industry's most prestigious honors - for his achievement.
  In 1997 we expanded capacity for producing propionic acid, a key ingredient in the production of feed and food additives, herbicides and chemical intermediates.
  We are completing modernization of our ethylene oxide and derivatives units at Wilton in the United Kingdom, and a new glycol unit is on schedule for second-quarter 1998 startup. And we are concluding new long-term glycol supply agreements to support the added capacity represented by Wilton and our EQUATE joint venture in Kuwait.
  Work is also under way to expand capacity at Seadrift, Tex., and at Wilton, for butyl glycol ethers, widely used in industrial coatings and as industrial cleaners. In addition, we have just announced plans to build a world-scale methylmercapto propionaldehyde (MMP) unit at Seadrift. This unit will supply MMP, an amino acid precursor, to Novus International for the manufacture of a feed supplement.
  We are confident that these and many other projects undertaken in 1997 will help to keep us on course toward our near-term growth and profitability targets.
  Our parallel agenda as a RESPONSIBLE CARE company is to keep improving Carbide's environmental and safety performance. The year just ended marked six years in a row without a major process incident. But there were disappointments as well, chiefly a death that occurred in a forklift accident
- at a latex plant of a Union Carbide affiliate company in China - after five consecutive years without a fatality in any of our operations.
  (For more information about our 1997 environmental and safety performance, write to Carbide's Public Affairs Department for our RESPONSIBLE CARE progress report.)
  All of us were pleased and proud to have our TRITON surfactants business receive two environmental awards in 1997. One, from the Environmental Protection Agency (EPA), recognized Carbide's TRITON splittable surfactants as an innovation in surfactant chemistry that greatly reduces risk to the aquatic environment. The other, from the Office of the Vice President of the U.S., recognized the TRITON surfactant-based partnership we entered into with the EPA to control environmental risk so that more regulation and its cost to
business and the public would become unnecessary.   Finally, I wish to applaud
two of our directors - John Creedon and Bill Sneath - who, in accordance with the board's retirement policy, will not stand for reelection. Both have given outstanding service to the corporation, with Bill's tenure including 31 years of service as an employee, five of those as Chairman and CEO. We will miss their support and wise counsel.

William H. Joyce
Feb. 25, 1998

(Within the preceding section, the following three phrases are set in larger type:

- Despite improved earnings, our 1997 common stock performance was disappointing.

- Carbiders have time and again shown themselves dedicated to creating value by reducing costs.

- Our parallel agenda is to keep improving Carbide's environmental and safety performance. )

Chemical Glossary
Alcohols
Chemicals, such as butanol, ethanol and isopropanol, that serve as solvents and intermediates for the manufacture of personal care products, pharmaceuticals, esters, ketones, monomers for latexes, herbicides, petroleum additives and synthetic lubricants.

Biocides
Chemicals used to control or inhibit the growth of bacteria, algae, fungi and mold.

Chemical intermediates
Chemicals formed or introduced as an intermediate step between the starting material and the final product in chemical processing. Examples include:
o Acrolein, used to make glutaraldehyde, animal feed supplements and coatings resins.
o Esters, such as ethyl acetate and butyl acrylate, made by reacting alcohols and acids and used primarily as paints and coatings solvents.
o Ethanolamines, reaction products of ethylene oxide and ammonia, used in detergents and other cleaning materials, in personal care products and for removal of sulfur and other impurities from natural gases for consumer use.
o Ethyleneamines, made from ethylene oxide or ethylene dichloride and used in a wide range of industrial products, including fuel, lubricant and motor oil additives, adhesives, wet-strength paper resins and paints.

Ethylene glycol
Chemical made from ethylene oxide and water. It is used in the manufacture of polyester resins, film and fiber, automotive antifreeze and engine coolants and aircraft deicing/anti-icing fluids.

Ethylene oxide
Chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, water-soluble polymers for personal care products and surfactants for detergents and cleaning products.

Glutaraldehyde
An acrolein derivative predominantly used as a biocide for industrial water treatment and in oil field applications, animal housing sanitizers, surgical instrument sterilants and paper manufacturing.

Glycol ethers
Solvents used in higher-technology coating applications, such as waterborne industrial finishes for the automotive market, and noncoating applications, such as in hard surface cleaners, military jet fuels and brake fluids.

Ketones
Chemicals, such as acetone, used as solvents for vinyl resins, industrial lacquers and pharmaceuticals, and as an intermediate for resins, dyes and rubber chemicals.

Monomer
Reactive chemical that can be converted into a polymer. For example, ethylene is a monomer that is made into polyethylene.

Olefins
Generic name for ethylene, propylene and other unsaturated hydrocarbons (carbon atoms joined by double bonds) made from components of petroleum or natural gas.
Examples include:
o Ethylene and propylene, chemicals derived from natural gases or petroleum components, and the starting materials from which most of Union Carbide's chemicals and polymers are made.

Oxo alcohols, aldehydes and acids
Chemicals Carbide manufactures via its LP OXO Process, such as butanol and propionic acid, which are used as chemical intermediates and industrial solvents.

Polymers
Chains or networks of linked monomers. All plastics are polymers. Examples include:
o Polyethylene, the world's most widely used plastic, made by the reaction of ethylene and other olefins. It is used in hundreds of consumer and industrial products, including grocery and trash bags, waste containers, housewares, bottles, drums, food packaging and wire and cable insulation and jacketing. Union Carbide produces most of its polyethylene via UNIPOL Process technology developed by the company in the early 1970's, which is licensed to polyethylene makers around the world.
o Polypropylene, a fast-growing, high-volume plastic made from the reaction of propylene and other olefins. The broad range of applications includes lawn furniture, carpet fiber and backing, food containers, toys, appliance housings and binding materials. Much of Union Carbide's production is via the UNIPOL PP Process, also licensed around the world.

Solvents
Chemicals used to dissolve or absorb other chemicals. For example, ketones, esters, alcohols and glycol ethers are effective solvents commonly used in paints and coatings.

Surfactants
Chemicals that increase the cleaning and wetting properties of household and industrial cleaners and detergents. They are used also in textile and paper processing, paints and agricultural products. Surfactants also are used in cosmetics, shampoos and other personal care products. Carbide makes its surfactants primarily from ethylene oxide and alcohols.

Principal Products & Services
Major Competitors
Specialties & Intermediates
Air Products, AT Plastics, BASF, Borealis AS, British Petroleum, Clariant , DeGussa, Dow Chemical, Eastman Chemical, Equistar Chemicals, Hercules, Hoechst Celanese, Huntsman, Mitsui Petrochemical, Montell Polyolefins, National Starch & Chemical, Phillips Chemicals, Reichhold Chemicals, Rhone-Poulenc, Rohm & Haas, Shell Chemical, Solvay, Ube Industries, Wacker

Basic Chemicals & Polymers
Amoco, Dow Chemical, Equistar Chemicals, Exxon Chemical, Fina, Huntsman, Mobil Chemical, Montell Polyolefins, NOVA Chemicals, Occidental Chemical, Phillips Chemicals, Saudi Basic Industries, Shell Chemical

Specialties & Intermediates Segment
Union Carbide's Specialty Polymers and Products group manufactures and markets numerous specialty products. Many of its technologies are targeted for sharply defined market segments.
o Specialty Industrial Products produces acrolein and derivatives, such as methylmercapto propionaldehyde (MMP), for the manufacture of an amino acid used in animal feed supplements; glutaraldehyde, a biocide; ethylidene norbornene (ENB), used in the production of ethylene propylene rubber, and specialty ketones.
o Performance Polymers produces POLYOX water-soluble resins, used in personal care products, pharmaceuticals, inks and thermoplastics. It also produces polyvinyl acetate resins, used in chewing-gum resins, low-profile additives, NEULON polyester modifiers, fast-cure additives and pigmentable systems, and UCURE reactive modifiers.
o Coating Materials reaches markets for paints, coatings, inks, substrates and other materials for magnetic tape, food and beverage packaging, plastics and orthopedic materials. Its products include CELLOSIZE hydroxyethyl cellulose
(HEC); UCAR solution vinyl
resins; TONE caprolactone-based materials; cycloaliphatic epoxides, including CYRACURE ultraviolet-curing products, and FLEXOL plasticizers.
o Amerchol Corporation, a Union Carbide subsidiary, manufactures and sells a wide variety of cellulose-, glucose-and lanolin-based materials for personal care products.

Ucar Emulsion Systems makes products used in interior and exterior house paints, adhesives and sealants. They include UCAR POLYPHOBE rheology modifiers, used to thicken coatings, and UCAR latex products, used as binders and to impart exterior durability, scrub and stain resistance, and adhesion.

Specialty Polyolefins manufactures and markets worldwide a variety of performance polyolefin products. Chief among these are polyolefin-based compounds for sophisticated insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable. Other Specialty Polyolefins products are used in adhesives, laminating film and flexible tubing.

UNIPOL Systems owns and develops UNIPOL Process technology, the most versatile method of manufacturing polyethylene and polypropylene, for producers of these products worldwide. It also develops new process technology for the manufacture of other olefins-based polymers, such as ethylene propylene rubber, and sells catalysts to UNIPOL Process licensees worldwide. Licensing of UNIPOL PE and PP Processes, as well as the development of new PE technologies, such as metallocene catalysis and Super Condensed Mode Technology, is handled through Univation Technologies, LLC, a Union Carbide/Exxon Chemical Company joint venture.

Industrial Performance Chemicals manufactures and sells a broad range of ethylene oxide derivatives and formulated glycol products for specialty applications. These include CARBOWAX polyethylene glycols, with a wide range of applications in pharmaceutical, personal care, household and industrial markets; ethanolamines, for detergents, personal care products and natural gas conditioning and refining; ethyleneamines, for many industrial uses; TERGITOL and TRITON specialty and commodity surfactants, for institutional and household cleaning products and other industrial applications; UCON fluids and lubricants, and alkyl alkanolamines for water-treating chemicals. Formulated glycol products include UCAR and UCAR ULTRA+ deicing and anti-icing fluids for the aviation industry, UCARTHERM and NORKOOL heat-transfer fluids, and gas-treating products, including UCARSOL and SELEXOL solvents.

Solvents, Intermediates and Monomers (SIM) supplies one of the industry's broadest product lines of solvents, intermediates and monomers. Its products include aldehydes, acids and alcohols, including high-quality industrial-grade synthetic and fermentation ethanol; esters; glycol ethers (brake fluids and CARBITOL and CELLOSOLVE solvents); ketones, and monomers (vinyl acetate and acrylics for waterborne coatings). Its principal customers are the paints and coatings industries. Many of SIM's products are also used widely in cosmetics and personal care preparations, adhesives, household and institutional products, drugs and pharmaceuticals; as fuel and lube oil additives, and in agricultural products. The UNICARB System is a pollution-reducing, supercritical fluid technology that can cut costs and reduce volatile organic compounds (VOCs) in spray-applied coatings by up to 80 percent.

Basic Chemicals & Polymers Segment
Union Carbide's Hydrocarbons group manufactures about two thirds of the company's ethylene requirements and almost one third of its propylene requirements. Ethylene and propylene are the key raw materials for many of Union Carbide's businesses.

Union Carbide is the world's leading producer of ethylene oxide and ethylene glycol, supplied by the Ethylene Oxide/Glycol group. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants and other performance chemicals and polymers. Ethylene glycol is used extensively in the production of polyester fiber, resin and film, automotive antifreeze and engine coolants, and aircraft anti-icing and deicing fluids. Other ethylene oxide-based glycol products include di-, tri-, and tetraethylene glycols, used as chemical intermediates and in dehydrating natural gas.

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

Carbide's Polypropylene Resins operations manufacture and sell polypropylene, one of the world's largest-volume, fastest-growing plastics. End-use applications include carpeting and upholstery, apparel, packaging films, food containers, housewares and appliances, and automobile interior trim and panels.

For a summary of business and geographic segment data, see note five to the financial statements.

Manufacturing Locations
United States
Torrance, Calif., Tucker, Ga., Alsip, Ill., Greensburg, La., Norco, La.,
Taft, La., Bound Brook, N.J.. Edison, N.J., Somerset, N.J., Bayamon, P.R., Garland, Tex., Seadrift, Tex., Texas City, Tex., Washougal, Wash., Institute, W.Va., South, Charleston, W.Va.
Canada
Prentiss, Alberta
Europe
Vilvoorde, Belgium, Zwijndrecht, Belgium, Wilton, U.K.
Latin America
Aratu, Brazil, Cabo, Brazil, Cubatao, Brazil,, Guayaquil, Equador
Far East & Other
Guangdong, China, Shanghai, China, Jakarta, Indonesia, Seremban, Malaysia, Batangas, Philippines, Colombo, Sri Lanka, Nonthaburi, Thailand, Dubai, United Arab Emirates

Partnerships & Joint Ventures
The corporation has for many years participated in a number of businesses through partnerships and joint ventures. These affiliations have enabled Union Carbide to combine its competitive strengths in technology, project engineering and operational know-how with the complementary strengths of its partners.
  The most significant partnerships and joint ventures of the Specialties & Intermediates segment include:
UOP LLC o a leading worldwide supplier of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas-processing industries, owned jointly with AlliedSignal Inc. UOP LLC has facilities in Mobile, Ala.; Anaheim and Eldorado Hills, Calif.; Des Plaines and McCook, Ill.; Shreveport, La.; Tonawanda, N.Y.; Shanghai, China; Reggio di Calabria, Italy, and Brimsdown, U.K.
Nippon Unicar Company Limited o a Japan-based producer of commodity and specialty polyethylene resins and specialty silicone products. This joint venture with Tonen Corporation has a facility in Kawasaki, Japan.
Aspell Polymeres SNC o a France-based producer of specialty polyethylenes. This partnership with Elf Atochem has a facility in Gonfreville, France.
World Ethanol Company o a U.S.-based partnership with Archer Daniels Midland Company that supplies ethanol worldwide. World Ethanol has facilities in Texas City, Tex. and Peoria, Ill.
Univation Technologies, LLC o a U.S.-based joint venture with Exxon Chemical Company for the research, development, marketing and licensing of polyethylene technology and metallocene catalysts. Univation has a facility in Mont Belvieu, Tex.
Asian Acetyls Co., Ltd. o a South Korea-based producer of vinyl acetate monomers used in the production of emulsion resins by customers in the coatings and adhesives industries. This joint venture with BP Chemicals and Samsung Fine Chemicals Company has a facility in Ulsan, South Korea.
The most significant partnerships and joint ventures of the Basic Chemicals & Polymers segment include:
Polimeri Europa S.r.l. o a Europe-based producer of ethylene and polyethylene resins. This joint venture with EniChem S.p.A. of Italy has facilities at Dunkirk, France; Oberhausen, Germany; and Brindisi, Ferrara, Gela, Priolo and Ragusa, Italy.
EQUATE Petrochemical Company K.S.C. o a joint venture with Petrochemical Industries Company and Boubyan Petrochemical Company that manufactures polyethylene and ethylene glycol at its world-scale petrochemicals complex in Shuaiba, Kuwait.
Petromont and Company, Limited Partnership o a Canada-based olefins and polyethylene resins producer owned jointly with Ethylec Inc. This partnership has facilities at Montreal and Varennes, Quebec, Canada.
Alberta & Orient Glycol Company Limited o a joint venture with Mitsui & Co., Ltd., Japan, and Far Eastern Textile Ltd., Taiwan. This Canada-based producer of ethylene glycol has a facility in Prentiss, Alberta, Canada.

For a summary of partnership and joint venture results for the past three years, see pages 14, 15 and note eight to the financial statements.

(At the bottom of this section there is a picture of the world shown flat with square boxes shown for all locations described above.)

Management's Discussion & Analysis
Results of Operations
Millions of dollars (except per share figures)
for the year ended December 31,                       1997     1996     1995
Net sales                                          $ 6,502   $6,106   $5,888
Operating profit(a)                                  1,045      921    1,348
Interest expense                                        79       76       89
Income before provision for income taxes               966      845    1,259
Income before cumulative effect of change in
  accounting principle                                 676      593      925
Net income                                             659      593      925
Net income - common stockholders                       652      583      915
Per share - basic -
  income before cumulative effect of change in
    accounting principle                           $  5.02   $ 4.43   $ 6.65
  Net income - common stockholders                    4.89     4.43     6.65
Per share - diluted -
  income before cumulative effect of change in
    accounting principle                              4.53     3.90     5.85
  Net income - common stockholders                    4.41     3.90     5.85
a) See note five to the financial statements for a discussion of the special items included in operating profit.

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

  Segment results were mixed in 1997 with Basic Chemicals & Polymers reporting substantially improved operating profit as compared with 1996 while Specialties & Intermediates operating profit decreased 10.1 percent. The Basic Chemicals & Polymers business benefited from increased ethylene glycol prices throughout the first three quarters of 1997 and improved polyethylene pricing through the first half of the year. In addition, the segment experienced reduced average feedstock costs versus 1996. Specialties & Intermediates operating profit was adversely impacted by increased raw material costs, most significantly ethylene oxide transferred from the Basic Chemicals & Polymers segment at approximate market value, higher energy costs and shipment disruptions associated with railroad problems in the U.S. Gulf Coast region. Average selling prices for the Specialties & Intermediates segment were negatively impacted by a much stronger U.S. dollar as well as by increased competition, principally in the segment's solvents, intermediates and monomers product lines. On a consolidated basis, sales volumes increased by
5.1 percent, while fixed cost per pound sold declined to 10.8 cents, the lowest of this decade. Partnership income remained strong, excluding certain costs, principally research and development, assumed by our new technology venture, Univation Technologies, LLC. Additionally, the improved earnings from our equity companies represented increases in earnings of Polimeri Europa partially offset by increased preoperating expenses associated with EQUATE Petrochemical Company.
  In 1996 the corporation's earnings were adversely impacted by declines in selling prices, particularly for ethylene glycol, polyethylene and vinyl acetate monomer, and by high raw material and energy costs. These factors significantly impacted Basic Chemicals & Polymers operating profit and limited Specialties & Intermediates operating profit growth. Sales volumes experienced their largest increase in the past decade, while productivity, as measured by fixed cost per pound of product sold, also improved. Partnerships continued to report strong profits, while equity company results declined due to the preoperating costs of EQUATE and increased raw material costs for Polimeri Europa.

(Included within this section are three bar charts which provide the following data:

(1) Volume - millions of pounds
               S&I      BC&P      Total
    1991     6,144     4,958     11,102
    1992     6,458     5,510     11,968
    1993     6,454     5,502     11,956
    1994     7,093     5,680     12,773
    1995     7,112     5,878     12,990
    1996     7,743     6,706     14,449
    1997     8,264     6,923     15,187


(2) Fixed Costs Per Pound - cents/pound
               S&I      BC&P
    1991      20.6       9.2
    1992      19.0       7.7
    1993      17.5       7.5
    1994      15.0       7.0
    1995      15.8       7.2
    1996      14.7       6.7
    1997      14.2       6.8

(3) Employee Productivity
             Number of     1,000s of pounds
             Employees            /employee
    1991        16,705                  665
    1992        15,075                  794
    1993        13,051                  916
    1994        12,004                1,064
    1995        11,521                1,128
    1996        11,745                1,230
    1997        11,813                1,286  )

  In 1995 the corporation's profitability benefited from improved pricing in virtually all product groups, with particular strength in polyethylene through midyear and ethylene oxide and ethylene glycol throughout the year, modest volume increases, lower average feedstock costs, continued benefits from ongoing productivity improvement programs and strong partnership earnings. In addition, 1995 net income was enhanced by a nonrecurring after-tax gain associated with the sales of the corporation's investment in UCAR International Inc., partially offset by a number of nonrecurring after-tax losses.

Highlights of 1997 included:
o Completion of an ethanolamines unit at Taft, La.
o Startup of the EQUATE facility in Shuaiba, Kuwait
o Formation of Univation Technologies, LLC, a 50-50 joint venture with Exxon Chemical Company to research, develop, market and license leading-edge technologies and metallocene catalysts for the production of polyethylene
o Signing of a joint undertaking with NOVA Chemicals, Ltd., to construct, own and operate a new 2.8-billion-pounds-per-year ethylene production facility in Joffre, Alberta, Canada
o Increase in the quarterly dividend per common share from $0.1875 to $0.225
o Repurchase of 7.0 million common shares, bringing the total number of shares repurchased since the beginning of 1993 to 49.3 million
o Conversion of preferred shares held by the Employee Stock Ownership Plan
(ESOP) into the corporation's common shares
o Announcement of a new plan to increase the target for annual net savings to $1.1 billion by year-end 2000, as compared with 1993, and better-than-planned progress toward achievement of this target

  As 1998 progresses, pricing for Basic Chemicals & Polymers products is expected to continue to decline. The pace and extent of the drop cannot be predicted with any accuracy and is dependent in part on developments in Asian Pacific economies, which are major markets for these products. Feedstock costs are expected to decline at least modestly from fourth quarter 1997 levels. Specialties & Intermediates operating profit in 1998 should benefit somewhat from a decline in raw material and energy prices. Moreover, the corporation expects continued strong performance from the Specialties & Intermediates partnerships as a group, and from licensing activities. However, as is the case with Basic Chemicals & Polymers, the ability to anticipate future results with any accuracy is dependent on the resolution and stabilization of Asian Pacific market conditions.

  The corporation regularly reviews its assets with the objective of maximizing the deployment of resources in core operations. In this regard, UCC continues to consider strategies and/or transactions with respect to certain noncore assets and other assets not essential to the operation of the business that, if implemented, could result in material nonrecurring gains or losses.

Quantitative and Qualitative Disclosures About Market Risk
  The corporation selectively uses derivative financial instruments to manage its exposure to market risk related to changes in foreign currency exchange rates and interest rates. The corporation does not hold derivatives for trading purposes. The value of market sensitive derivative instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical 10 percent weakening in the U.S. dollar across all currencies or a 10 percent increase in interest rates, the potential losses in future earnings, fair values and cash flows would not be material. This methodology has limitations; for example, a weakening U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results.

Foreign Operations
  A portion of the financial results of each of the corporation's segments is derived from activities conducted outside the U.S. and denominated in currencies other than the U.S. dollar. Because the financial results of the corporation are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies in relation to the U.S. dollar. Exchange rate risks are lessened, however, by the diversity of the corporation's foreign operations and the fact that international activities are not concentrated in any single non-U.S. currency. In addition, the effects of a strengthening U.S. dollar could cause pricing pressures on worldwide chemical markets which could result in declines in the corporation's sales volumes.
  The corporation is subject to other risks customarily associated with doing business in foreign countries, including local labor and economic conditions, unfavorable changes in foreign tax laws, and possible controls on repatriation of earnings and capital. Future losses associated with such risks, if any, cannot be predicted.

Specialties & Intermediates
Millions of dollars              1997      1996      1995
Sales                          $4,453    $4,286    $4,123
Depreciation and amortization     214       188       194
Operating profit                  667       742       709
Capital expenditures              458       522       392
Identifiable assets             4,146     3,892     3,527

1997 Compared with 1996
Sales of the Specialties & Intermediates segment increased 3.9 percent, as a result of a 6.7 percent increase in volume offset by lower average selling prices. Average selling price reductions were due in part to a strengthening of the U.S. dollar against currencies such as the German Deutschemark and Japanese Yen, as well as by increased competition in solvents, intermediates and monomers product lines. Additionally, shipments for this segment's products were affected by rail problems in the U.S. Gulf Coast region. Variable margin (revenues less variable manufacturing and distribution costs) as a percentage of sales declined 2.2 percentage points, from 44.6 percent in 1996 to 42.4 percent in 1997, while gross margin (variable margin less fixed manufacturing and distribution costs) as a percentage of sales declined 2.4 percentage points to 24.6 percent in 1997. Increases in the market-related transfer cost of raw materials produced by the Basic Chemicals & Polymers segment, as well as the increasing cost of natural gas, significantly affected these margins. Fixed manufacturing and distribution costs for this segment increased 5.3 percent, or $40 million, from the previous year's levels.
  Selling, administration and other expenses (SA&O) for this segment decreased $5 million, or 2.0 percent. Research and development expenditures decreased $2 million, to $126 million, mainly attributable to costs assumed by the corporation's new technology venture, Univation Technologies.
  Operating profit decreased $75 million, or 10.1 percent, to $667 million from $742 million in 1996. The current year operating profit includes a charge of $12 million for the write-off of certain equipment associated with the corporation's ethylene propylene rubber project.

1996 Compared with 1995
  Revenues of the Specialties & Intermediates segment increased 4.0 percent, the result of an 8.9 percent increase in volume partially offset by a 4.7 percent decline in average selling prices. The reduction in average selling prices reflected the combined effect of increases in sales of lower priced products and declines in prices of certain products from the unusually high levels experienced in 1995. Variable margin as a percentage of sales dropped by 1.6 percentage points, from 46.2 percent in 1995 to 44.6 percent in 1996, while gross margin as a percentage of sales declined by 0.8 percentage points, to 27.0 percent in 1996 from 27.8 percent in 1995. Fixed manufacturing and distribution costs were held at 1995 levels.
  The segment's 1996 SA&O decreased $45 million, or 15.1 percent, because of the inclusion in 1995 SA&O of a nonrecurring $48 million charge for postemployment benefits. Excluding this charge, SA&O increased $3 million, or
1.2 percent. Research and development expenditures increased $14 million, to $128 million.
  Operating profit increased in 1996 to $742 million from $709 million in 1995.

Basic Chemicals & Polymers
Millions of dollars               1997       1996      1995
Sales                           $2,420     $2,125    $2,080
Depreciation and amortization      126        124       112
Operating profit                   386        162       444
Capital expenditures               297        199       150
Identifiable assets              2,540      2,328     2,095

1997 Compared with 1996
  Sales of the Basic Chemicals & Polymers segment increased 13.9 percent, largely as a result of a 9.2 percent increase in average customer selling price coupled with a 3.2 percent increase in customer volume. The increase in average customer selling price reflects the strong increase in ethylene glycol pricing during the first three quarters of 1997 and improved polyethylene pricing throughout the first half of the year. Variable margin as a percentage of sales increased to 39.9 percent from 34.6 percent in 1996. Overall, this segment benefited from an increase in gross margin as a percentage of sales to
25.0 percent, compared with only 18.2 percent in 1996. Fixed manufacturing and distribution costs increased by 3.7 percent.
  The segment's SA&O increased $8 million, or 11.9 percent, over the 1996 amount. Research and development expenditures were unchanged from the prior year.
  Operating profit of $386 million in 1997 represented an increase of over 100 percent from the prior year.

1996 Compared with 1995
  Revenues of the Basic Chemicals & Polymers segment increased 2.2 percent, due to a 14.1 percent increase in customer volume, 11.5 percent of which was due to the January 1996 acquisition of the polypropylene business of Shell Oil Company, offset by a 9.7 percent decrease in selling prices. Variable margin as a percentage of sales declined from 46.4 percent in 1995 to 34.6 percent in 1996. Ethylene glycol selling prices declined throughout the first three quarters of 1996. While polyethylene prices improved beginning in the second quarter of 1996, they nonetheless averaged below 1995 levels for the full year. Raw material and energy costs rose during 1996, especially in the fourth quarter. Gross margin as a percentage of sales declined to 18.2 percent in 1996 as compared with 30.8 percent in 1995. Fixed manufacturing and distribution costs increased $24 million, or 7.4 percent, from 1995 to 1996, principally due to the acquisition of Shell's polypropylene assets and business.
  SA&O decreased $20 million, or 23.0 percent, versus 1995. Prior year SA&O included a nonrecurring $20 million charge for postemployment benefits. Research and development expenditures increased $1 million, to $31 million.
  Operating profit declined to $162 million in 1996 from $444 million in 1995.

Other
Millions of dollars
for the year ended December 31,     1997    1996    1995
Operating profit (loss)              $(8)    $17    $195

  The Other segment includes the operating profit (loss) of noncore activities and financial transactions. The 1995 operating profit included a nonrecurring pre-tax gain of $381 million from the sales of the corporation's remaining interest in UCAR International Inc., partially offset by a $191 million charge for unused office space, principally at the corporation's headquarters.

Costs Relating to Protection of the Environment
Worldwide costs relating to environmental protection continue to be significant, due primarily to stringent laws and regulations and to the corporation's commitment to industry initiatives such as RESPONSIBLE CARE, as well as to its own internal standards. In 1997, worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $100 million. Expenses in 1996 and 1995 were $110 million and $138 million, respectively. Such expenses were material to operating results in 1997, 1996 and 1995, and will be material to operating results in future years. In recent years, such environmental expenses have decreased as the corporation has made progress toward completing major remediation projects. In addition, worldwide capital expenditures relating to environmental protection, including those for new capacity and cost reduction and replacement, in 1997 totaled $68 million, compared with $43 million and $49 million in 1996 and 1995, respectively.
  The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have disposed of, or arranged for treatment or disposal of, hazardous substances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
  There are approximately 117 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
  At Dec. 31, 1997, the corporation's accruals for environmental remediation totaled $264 million ($310 million in 1996). Approximately 55 percent of the accrual (58 percent in 1996) pertains to estimated future expenditures for site investigation and cleanup, and approximately 45 percent (42 percent in 1996) pertains to estimated expenditures for closure and postclosure activities. See note seventeen to the financial statements for a discussion of the environmental sites for which the corporation has remediation responsibility. In addition, the corporation had environmental loss contingencies of $159 million at Dec. 31, 1997.
  Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1997 dollars, should average about $110 million annually over the next five years. Worldwide capital expenditures for environmental protection, also expressed in 1997 dollars, are expected to average about $50 million annually over the same period. Management anticipates that future annual costs for environmental protection after 2002 will continue at levels comparable to the five-year average estimates.
  Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the five-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position.

Litigation
  The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In addition, the corporation continues to be named as one of a number of defendants in lawsuits involving silicone breast implants. The corporation supplied bulk silicone materials to certain companies that at various times were involved in the manufacture of breast implants. These cases are discussed in more detail in note seventeen to the financial statements. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.

Partnerships and Joint Ventures
  As described on page 8, the corporation's most significant partnerships and joint ventures are UOP, Nippon Unicar, Aspell Polymeres, World Ethanol, Univation Technologies and Asian Acetyls within the Specialties & Intermediates segment, and Polimeri Europa, EQUATE Petrochemical Company, Petromont and Alberta & Orient Glycol within the Basic Chemicals & Polymers segment.
  The combined financial information of the partnerships and joint ventures in each segment, and the corporation's proportionate share thereof, are presented in the following tables.

Specialties & Intermediates
                                    Combined              UCC's Proportionate
                                                                 Share(a)
Millions of dollars           1997    1996    1995        1997    1996    1995
Net sales                   $2,246  $2,238  $2,311      $1,109  $1,082  $1,114
Cost of sales                1,395   1,456   1,486         567     680     720
Depreciation                    90      86      67          51      39      35
Income from operations         340     322     338         175     187     175
Interest expense                42      31      32          15      12      15
Provision for income taxes      76      63      54          38      32      27
Net Income                  $  224  $  227  $  257      $  122  $  143  $  137
UCC share of dividends and
  distributions                                         $  107  $  101  $   92
Total assets                $1,837  $1,769              $  820  $  757
Total third party debt         588     577                 249     212
Net Assets                  $  451  $  561              $  277  $  263

Basic Chemicals & Polymers
                                    Combined              UCC's Proportionate
                                                                 Share(a)
Millions of dollars           1997    1996    1995        1997    1996    1995
Net sales                   $2,078  $1,930  $1,512      $1,038  $  965  $  756
Cost of sales                1,661   1,575   1,014         855     798     507
Depreciation                   102     126     115          46      51      58
Income from operations         219      96     209          68      30     105
Interest expense                70      67      61          35      34      30
Provision for income taxes      49      20      36          18      11      17
Net Income (Loss)           $  100  $    9  $  114      $   14  $  (15) $   58
UCC share of dividends and
  distributions                                         $   19   $  40   $   0
Total assets                $3,980  $3,536              $1,797  $1,650
Total third party debt       1,595   1,197                 744     561
Net Assets                  $  985  $  972              $  413  $  432
a) Includes U.S. GAAP adjustments made by the corporation, such as goodwill and related amortization, and adjustments needed to conform the accounting policies of the partnerships and joint ventures to those of UCC.

Specialties & Intermediates
  The corporation's share of the net income of Specialties & Intermediates partnerships and joint ventures decreased $21 million in 1997. This decline resulted from the assumption of certain costs, principally research and development, by the corporation's new technology venture, Univation Technologies, and decreased earnings of World Ethanol, mainly attributable to lower prices and volumes caused by a different mix of ethanol sales in 1997.
  Increased earnings in 1996, as compared with 1995, resulted from increased earnings from UOP being partially offset by the elimination of earnings of the polypropylene partnership with Shell Oil Company. The 1996 and 1997 earnings from the polypropylene business were included in the consolidated results.

Basic Chemicals & Polymers
  The corporation's share of the net income of Basic Chemicals & Polymers partnerships and joint ventures increased $29 million from 1996 to 1997, due to significant improvement in Polimeri Europa and Petromont earnings, offset by increased preoperating expenses EQUATE. Strong results of our polyolefins partnerships in 1997 were the result of increases in worldwide polymer pricing over the prior year. The decrease from 1995 to 1996 reflected losses from Polimeri Europa and decreased earnings from Petromont, caused by lower polyethylene prices and higher raw material costs, and the recognition of preoperating expenses of EQUATE.
  EQUATE Petrochemical Company commenced operations in the fourth quarter of 1997. Losses of $43 million for development of this world-scale petrochemical complex were recognized by the corporation in 1997 ($23 million and $3 million in 1996 and 1995, respectively). The corporation has severally guaranteed 45 percent (approximately $606 million at Dec. 31, 1997) of EQUATE's debt and working capital financing needs until certain completion and financial tests are achieved. If these tests are met, a $54 million several guarantee will provide ongoing support thereafter. The corporation also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, through Sept. 30, 1998, substantially all of its several guarantee of EQUATE's debt.

Other
  The corporation's remaining interest in UCAR International Inc., a manufacturer of carbon and graphite products, was sold in 1995. Income (loss) from corporate investments carried at equity included $4 million in 1995, representing the corporation's share of UCAR's earnings in that year. Additionally, the corporation's share of dividends and distributions from UCAR was $5 million in 1995.

Interest Expense
  Interest expense increased $3 million, from $76 million in 1996 to $79 million in 1997. This increase reflects the effect of a full year's interest expense associated with the 7.75 percent debentures due in 2096 and an increase in short-term debt, partially offset by an increase in capitalized interest associated with the corporation's capital program. Interest expense decreased $13 million from 1995 to 1996 as a result of increased capitalized interest.

Provision for Income Taxes
  The effective tax rate was 28.9 percent in 1997 compared with 27.9 percent and 30.2 percent in 1996 and 1995, respectively. The corporation's effective tax rate was reduced in each of these years as a result of foreign sales corporation income taxed at a preferential rate and research and experimentation tax credits. The 1995 effective tax rate was increased as a result of taxes provided on the sale of UCAR International Inc.

Accounting Changes
1995 through 1997
  In November 1997, the Emerging Issues Task Force reached consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," requiring companies to expense as incurred costs associated with business process reengineering activities. Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of a change in accounting principle, reversing
$28 million ($17 million, after-tax) of costs previously capitalized from 1995 through the third quarter of 1997.
  Additionally in 1997, the corporation adopted Statement of Financial Accounting Standards (SFAS) 128, "Earnings Per Share", and SFAS 129, "Disclosure of Information About Capital Structure." In 1996, the corporation adopted SFAS 123, "Accounting for Stock-Based Compensation," under which the corporation elected to continue following Accounting Principles Board Opinion
25. In 1995, the corporation adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the effect of which was not material.

1998
  In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," for fiscal years beginning after Dec. 15, 1997. These statements address presentation and disclosure matters and will have no impact on the corporation's financial position or results of operations. The corporation does not anticipate a change in the identification of its business segments.
  Effective Jan. 1, 1998, Brazil was no longer considered to be a highly inflationary economy. Had this change occurred effective Jan. 1, 1997, the effect on results of operations and financial position would not have been material.

Year 2000 Issue
  Most of the corporation's computer and process control systems were designed to use only two digits to represent years. Thus they may not recognize "00" as representing the year 2000, but rather 1900, which could result in errors or system failures. These systems must be corrected in a timely manner to remain functional.
  The corporation is addressing the year 2000 issue in several ways. Since 1995, the corporation has expended significant funds to upgrade the bulk of its commercial computer systems to enhance the information available to the corporation. This upgrade will correct the year 2000 issue for the computer systems it replaces. The upgrade will be implemented in three parts, the first of which commenced operation in 1998. The remaining parts are scheduled for operation by year-end. The corporation is reviewing the balance of its domestic and international internal processes, including hardware, software and control systems, and is assessing its external relationships to address potential impacts arising from interfaces with customers, suppliers and service providers. Priorities are being set and required system modifications are progressing. The corporation estimates its worldwide expenses related to the year 2000 project could range between $20 and $50 million over the next two years. The corporation believes the year 2000 project will be completed prior to the year 2000. However, considerable work remains to be accomplished in a limited period of time and unforeseen difficulties may arise which could adversely affect the corporation's ability to complete its systems modifications correctly, completely, on time and/or within its cost estimate. In addition, there can be no assurance that customers, suppliers and service providers on which the corporation relies will resolve their year 2000 issues accurately, thoroughly and on time. Failure to complete the year 2000 project by the year 2000 could have a material adverse effect on future operating results or financial condition.

Liquidity, Capital Resources and Other Financial Data
Cash Flow From Operations
  Cash flow from operations increased by $55 million to $917 million in 1997, as compared with $862 million in 1996. Increased earnings for the year were offset by increases in working capital, principally the result of an increase in inventory partially offset by a decrease in notes and accounts receivable.

Cash Flow Used for Investing
  Cash flow used for investing includes capital expenditures, investments, advances and acquisitions, and proceeds from the sale of investments and assets.
  Capital expenditures increased to $755 million in 1997, from $721 million in 1996 and $542 million in 1995. Major capital projects funded during 1997 included a new CARBOWAX polyethylene glycol and TERGITOL surfactants facility, an ethanolamines unit and olefins expansion, all at Taft, La., as well as a continuing upgrade of the information technology infrastructure. Major capital projects funded during 1996 included an ethylene propylene rubber facility at Seadrift, Tex., expansion of ethylene production units at Taft, La., as well as new cogeneration facilities at Texas City, Tex. and Taft, La., and new information technology infrastructure. Major capital projects funded during 1995 included a new butanol unit at Taft, La., an energy systems upgrade at Texas City, Tex., new TRITON surfactants production facilities at South Charleston, W.Va. and a new UNIPOL II polyethylene production facility at Taft, La.
  Over the past three years 52 percent of capital expenditures was directed to new capacity, 44 percent to cost reduction and replacement, and 4 percent to environmental, safety and health facilities. Of these expenditures, 92 percent was in the U.S. and Puerto Rico.
  Investments and acquisitions in 1996 included the purchases of Shell's polypropylene assets and business and of 95 percent of the outstanding shares of Companhia Alcoolquimica Nacional, a Brazilian producer of vinyl acetate monomer. Investments and acquisitions during 1995 included the $216 million acquisition of a 50 percent interest in Polimeri Europa, a $134 million investment in the EQUATE joint venture, and the $71 million purchase of certain ethylene oxide derivative businesses in the U.K.
  Net proceeds from the sale of investments in 1995 included $542 million from the sales of the corporation's remaining interest in UCAR International Inc.

  At Dec. 31, 1997, the cost of completing authorized construction projects was estimated to be $1.375 billion, of which $50 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.

Cash Flow Used for Financing
  Cash flow used for financing includes stockholder and minority interest dividends and funds used to buy back common stock, offset in part by net proceeds from short- and long-term debt and sales of common stock pursuant to the corporation's dividend reinvestment plan and its employee savings and investment programs.
  Cash flow used for financing in 1997 totaled $132 million, compared with $254 million in 1996 and $57 million in 1995. Net borrowings totaled $306 million, while cash dividends totaled $134 million.
  In January 1997, a newly formed real estate investment trust (REIT) subsidiary issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. In October 1997, the corporation paid $240 million in cash to redeem the preferred stock shares. Cash dividends paid to preferred shareholders of the REIT during 1997 totaled $25 million.
  In September 1997, the board of directors declared an increase in the quarterly common stock dividend to $0.225 per share. In October 1997, the trustee of the Employee Stock Ownership Plan (ESOP) exercised its right to convert all shares of the corporation's preferred stock held by the ESOP into the corporation's common stock. This noncash conversion increased the corporation's common stock outstanding at that time by 15.4 million shares.
  In 1996, the corporation issued $200 million of 7.75 percent debentures maturing in 2096, the proceeds of which were used to finance ongoing share repurchases and to pay down existing short-term debt. In 1995 the corporation completed a $400 million, two-part public offering of debt securities.
  On July 23, 1997, the corporation's board of directors authorized an increase in the number of shares that may be repurchased under the existing common stock repurchase program by 10 million shares, to an aggregate of 60 million shares since inception of the program. During 1997, pursuant to the share repurchase program, the corporation repurchased 7.0 million shares of its common stock for $337 million, at an average effective price of $47.62 per share, bringing the total amount repurchased since the beginning of 1993 to
49.3 million shares for $1.713 billion, at an average effective price of $34.69 per share. The corporation intends to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions.
  At Dec. 31, 1997, there were no outstanding borrowings under either the corporation's existing $1 billion bank credit agreement or its $500 million medium-term note program.

Debt Ratios
  Total debt outstanding at year-end for the past three years was:
Millions of dollars    1997      1996      1995
Domestic             $1,719    $1,492    $1,254
International           168       107        69
Total                $1,887    $1,599    $1,323

  Year-end ratios of total debt to total capital were:
                       1997      1996      1995
Debt ratio             44.2%     42.7%     39.0%

  Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity.

(Included within this section is one bar chart which provides the following data:

(1) Shares Repurchased - millions
                  Net of
             Reissuances     Total
    1993             1.4       3.8
    1994             6.1      11.6
    1995             9.3      14.1
    1996             8.7      12.8
    1997             4.9(a)    7.0
    (a) Does not include 15.4 million shares issued in connection with the ESOP preferred share conversion. )

Page 18 and 19

Selected Financial Data
Union Carbide Corporation and Subsidiaries
Millions of dollars
(except per share figures)                     1997     1996     1995     1994
From the Income Statement
  Net sales                                 $ 6,502  $ 6,106  $ 5,888  $ 4,865
  Cost of sales, exclusive of depreciation
    and amortization                          4,806    4,568    4,100    3,673
  Research and development                      157      159      144      136
  Selling, administration and
    other expenses                              324      321      387(a)   290
  Depreciation and amortization                 340      312      306      274
  Partnership income (loss)                     133      144      152       98
  Other income (expense) - net                   37       31      245      (39)
  Income before interest expense and
    provision for income taxes                1,045      921    1,348      551
  Interest expense                               79       76       89       80
  Income (loss) before provision for
    income taxes - continuing operations        966      845    1,259      471
  Provision (credit) for income taxes           279      236      380      137
  Income (loss) from corporate
    investments carried at equity                 3      (16)      47       55
  Income (loss) from continuing operations      676      593      925      389
  Cumulative effect of change in
    accounting principle                        (17)       -        -        -
  Net income (loss) - common stockholders       652      583      915      379
  Per common share
    Basic   - Income (loss) from
                continuing operations       $  5.02  $  4.43  $  6.65  $  2.51
            - Net income (loss)                4.89     4.43     6.65     2.51
    Diluted - Income (loss) from
                continuing operations          4.53     3.90     5.85     2.27
            - Net income (loss)                4.41     3.90     5.85     2.27
From the Balance Sheet
  Net current assets of continuing
    operations                              $   362  $   595  $   858  $   329
  Total assets                                6,964    6,546    6,256    5,028
  Long-term debt                              1,458    1,487    1,285      899
  Other long-term obligations                   738      811      834      537
  Total capital(b)                            4,268    3,742    3,392    2,479
  Stockholders' equity                        2,348    2,114    2,045    1,509
  Stockholders' equity per common share       17.15    16.72    15.14    10.45
Other Data
  Cash dividends on common stock            $   100  $    99  $   103  $   113
  Cash dividends per common share              0.7875   0.75     0.75     0.75
  Special distribution per common share           -        -        -        -
  Market price per common share - high(c)     56.81    49.88    42.75    35.88
  Market price per common share - low(c)      40.50    36.38    25.50    21.50
  Common shares outstanding (thousands)     136,944  126,440  135,108  144,412
  Capital expenditures                          755      721      542      409
  Employees - continuing operations          11,813   11,745   11,521   12,004
Selected Financial Ratios
  Total debt/total capital                     44.2%    42.7%    39.0%    38.2%
  Return on capital(b)                         19.6%    18.6%    39.2%    18.0%
  Return on equity(e)                          30.8%    28.5%    60.6%    26.5%
  Income from continuing operations/average
    stockholders' equity                       30.3%    28.5%    52.1%    26.5%
  Cash dividends on common stock/income
    from continuing operations                 14.8%    16.7%    11.1%    29.0%

Millions of dollars
(except per share figures)                     1993     1992     1991
From the Income Statement
  Net sales                                 $ 4,640  $ 4,872  $ 4,877
  Cost of sales, exclusive of depreciation
    and amortization                          3,589    3,764    3,787
  Research and development                      139      155      157
  Selling, administration and
    other expenses                              340      383      408
  Depreciation and amortization                 276      293      287
  Partnership income (loss)                      67       60      (22)
  Other income (expense) - net                  (66)     (13)    (135)
  Income before interest expense and
    provision for income taxes                  297      324       81
  Interest expense                               70      146      228
  Income (loss) before provision for
    income taxes - continuing operations        227      178     (147)
  Provision (credit) for income taxes            78       45      (50)
  Income (loss) from corporate
    investments carried at equity                16      (14)     (21)
  Income (loss) from continuing operations      165      119     (116)
  Cumulative effect of change in
    accounting principle                        (97)    (361)       -
  Net income (loss) - common stockholders        58     (187)     (28)
  Per common share
    Basic   - Income (loss) from
                continuing operations       $  1.03  $  0.79  $ (1.07)
            - Net income (loss)                0.37    (1.48)   (0.22)
    Diluted - Income (loss) from
                continuing operations          0.97     0.76    (1.07)
            - Net income (loss)                0.41    (1.24)   (0.22)
From the Balance Sheet
  Net current assets of continuing
    operations                              $   233  $    66  $   209
  Total assets                                4,689    4,941    6,826
  Long-term debt                                931    1,113    1,160
  Other long-term obligations                   378      277      428
  Total capital(b)                            2,395    2,710    4,694
  Stockholders' equity                        1,428    1,238    2,239
  Stockholders' equity per common share        9.49     9.32    17.55
Other Data
  Cash dividends on common stock            $   110  $   114  $   126
  Cash dividends per common share              0.75     0.875    1.00
  Special distribution per common share           -    15.875       -
  Market price per common share - high(c)     23.13    17.13(d) 22.63
  Market price per common share - low(c)      16.00    10.88(d) 15.13
  Common shares outstanding (thousands)     150,548  132,865  127,607
  Capital expenditures                          395      359      400
  Employees - continuing operations          13,051   15,075   16,705
Selected Financial Ratios
  Total debt/total capital                     40.3%    54.3%    52.0%
  Return on capital(b)                          7.7%     6.9%       -
  Return on equity(e)                           4.7%    (8.4)%   (1.2)%
  Income from continuing operations/average
    stockholders' equity                       12.4%     6.8%       -
  Cash dividends on common stock/income
    from continuing operations                 66.7%    95.8%       -

Millions of dollars
(except per share figures)                     1990     1989     1988
From the Income Statement
  Net sales                                 $ 5,238  $ 5,613  $ 5,525
  Cost of sales, exclusive of depreciation
    and amortization                          3,876    3,909    3,696
  Research and development                      157      143      124
  Selling, administration and
    other expenses                              466      442      394
  Depreciation and amortization                 278      261      255
  Partnership income (loss)                      70       82       95
  Other income (expense) - net                  103      108       (1)
  Income before interest expense and
    provision for income taxes                  634    1,048    1,150
  Interest expense                              269      268      172
  Income (loss) before provision for
    income taxes - continuing operations        365      780      978
  Provision (credit) for income taxes           130      257      381
  Income (loss) from corporate
    investments carried at equity               (42)      27       33
  Income (loss) from continuing operations      188      530      608
  Cumulative effect of change in
    accounting principle                          -        -        -
  Net income (loss) - common stockholders       308      573      662
  Per common share
    Basic   - Income (loss) from
                continuing operations       $  1.34  $  3.79  $  4.52
            - Net income (loss)                2.19     4.10     4.92
    Diluted - Income (loss) from
                continuing operations          1.32     3.63     4.30
            - Net income (loss)                2.16     3.92     4.67
From the Balance Sheet
  Net current assets of continuing
    operations                              $     7  $    22  $    14
  Total assets                                7,389    7,355    7,327
  Long-term debt                              2,058    2,060    2,271
  Other long-term obligations                   357      572      594
  Total capital(b)                            5,338    5,319    4,805
  Stockholders' equity                        2,373    2,383    1,836
  Stockholders' equity per common share       18.88    16.83    13.34
Other Data
  Cash dividends on common stock            $   138  $   140  $   155
  Cash dividends per common share              1.00     1.00     1.15
  Special distribution per common share           -        -        -
  Market price per common share - high(c)     24.88    33.25    28.38
  Market price per common share - low(c)      14.13    22.75    17.00
  Common shares outstanding (thousands)     125,674  141,578  137,602
  Capital expenditures                          381      483      380
  Employees - continuing operations          17,722   18,032   17,258
Selected Financial Ratios
  Total debt/total capital                     54.0%    49.9%    56.1%
  Return on capital(b)                          8.4%    21.2%    24.5%
  Return on equity(e)                          12.9%    31.2%    53.1%
  Income from continuing operations/average
    stockholders' equity                        7.9%    25.1%    39.4%
  Cash dividends on common stock/income
    from continuing operations                 73.4%    26.4%    25.5%

a) Selling, administration and other expenses in 1995 include a charge of $68 million for postemployment benefits.
b) Return on capital is computed by dividing income by beginning-of-year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income attributable to minority interests. Capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity, adjusted for the corporation's Praxair-related assets and the cumulative effect of changes in accounting principles. Total debt consists of short-term debt, long-term debt and the current portion of long-term debt.
c) Prices are based on New York Stock Exchange Composite Transactions.
d) In 1992 the corporation spun off Praxair, Inc. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high and low for 1992 before the spin-off were $29.63 and $20.13, respectively.
e) Return on equity is computed by dividing net income (loss)-common stockholders by beginning-of-year stockholders' equity.

                                - 18 - and - 19 -

Quarterly Data
Union Carbide Corporation and Subsidiaries
Millions of dollars                        1Q      2Q      3Q      4Q    Year
1997
  Net sales                            $1,638  $1,666  $1,659  $1,539  $6,502
  Cost of sales                         1,231   1,220   1,199   1,156   4,806
  Gross profit                            407     446     460     383   1,696
  Depreciation and amortization            82      87      87      84     340
  Operating profit                        247     291     291     216   1,045
  Income before cumulative effect of
    change in accounting principle        157     191     181     147     676
  Cumulative effect of change in
    accounting principle                    -       -       -     (17)    (17)
  Net income                              157     191     181     130     659
  Net income - common stockholders        155     188     179     130     652
1996
  Net sales                            $1,501  $1,559  $1,538  $1,508  $6,106
  Cost of sales                         1,099   1,150   1,145   1,174   4,568
  Gross profit                            402     409     393     334   1,538
  Depreciation and amortization            75      79      81      77     312
  Operating profit                        259     245     242     175     921
  Net income                              157     173     161     102     593
  Net income - common stockholders        155     170     159      99     583

Dollars per common share                   1Q      2Q      3Q      4Q    Year
1997
  Basic -
    Income before cumulative effect of
      change in accounting principle   $ 1.17  $ 1.46  $ 1.34  $ 1.07  $ 5.02
    Cumulative effect of change in
      accounting principle                  -       -       -   (0.13)  (0.13)
    Net income - common stockholders     1.17    1.46    1.34    0.94    4.89
  Diluted -
    Income before cumulative effect of
      change in accounting principle     1.03    1.28    1.18    1.04    4.53
    Cumulative effect of change in
      accounting principle                  -       -       -   (0.12)  (0.12)
    Net income - common stockholders     1.03    1.28    1.18    0.92    4.41
  Cash dividends declared                0.1875  0.1875  0.4125     -    0.7875
  Market price - high(a)                49.38   50.63   56.81   50.13   56.81
  Market price - low(a)                 40.50   42.50   46.69   41.44   40.50
1996
  Basic -
    Net income - common stockholders   $ 1.15  $ 1.27 $  1.22  $ 0.77  $ 4.43
  Diluted -
    Net income - common stockholders     1.01    1.12    1.08    0.68    3.90
  Cash dividends declared                0.1875  0.1875  0.1875  0.1875  0.75
  Market price - high(a)                49.88   49.63   46.25   47.00   49.88
  Market price - low(a)                 36.63   39.00   36.38   39.00   36.38
a) Prices are based on New York Stock Exchange Composite Transactions.

Consolidated Balance Sheet
Union Carbide Corporation and Subsidiaries
Millions of dollars at December 31,                             1997     1996
Assets
  Cash and cash equivalents                                   $   68   $   94
  Notes and accounts receivable                                  993    1,047
  Inventories                                                    604      541
  Other current assets                                           201      191
Total Current Assets                                           1,866    1,873
  Property, plant and equipment                                7,707    7,159
  Less: Accumulated depreciation                               3,927    3,750
Net Fixed Assets                                               3,780    3,409
  Companies carried at equity                                    690      695
  Other investments and advances                                  73       77
Total Investments and Advances                                   763      772
  Other assets                                                   555      492
Total Assets                                                  $6,964   $6,546
Liabilities and Stockholders' Equity
  Accounts payable                                            $  273   $  268
  Short-term debt and current portion of long-term debt          429      112
  Accrued income and other taxes                                  75      133
  Other accrued liabilities                                      727      765
Total Current Liabilities                                      1,504    1,278
  Long-term debt                                               1,458    1,487
  Postretirement benefit obligation                              464      473
  Other long-term obligations                                    738      811
  Deferred credits                                               419      301
  Minority stockholders' equity in consolidated subsidiaries      33       29
  Convertible preferred stock - ESOP                               -      144
  Unearned employee compensation - ESOP                            -      (91)
  Stockholders' equity
    Common stock
      Authorized - 500,000,000 shares
      Issued - 154,609,669 shares                                155      155
    Additional paid-in capital                                    47      370
    Translation and other equity adjustments                    (104)     (33)
    Retained earnings                                          3,074    2,629
    Unearned employee compensation - ESOP                        (80)       -
    Less: Treasury stock, at cost - 17,666,164 shares
      (28,169,324 in 1996)                                       744    1,007
Total Stockholders' Equity                                     2,348    2,114
Total Liabilities and Stockholders' Equity                    $6,964   $6,546

The Notes to Financial Statements on pages 25 through 40 should be read in conjunction with this statement.

Consolidated Statement of Income
Union Carbide Corporation and Subsidiaries
Millions of dollars (except per share figures),
year ended December 31,                                1997     1996     1995
Net Sales                                            $6,502   $6,106   $5,888
  Cost of sales, exclusive of
    depreciation and amortization                     4,806    4,568    4,100
  Research and development                              157      159      144
  Selling, administration and other expenses            324      321      387
  Depreciation and amortization                         340      312      306
  Partnership income                                    133      144      152
  Other income - net                                     37       31      245
Income Before Interest Expense and
  Provision for Income Taxes                          1,045      921    1,348
  Interest expense                                       79       76       89
Income Before Provision for Income Taxes                966      845    1,259
  Provision for income taxes                            279      236      380
Income of Consolidated Companies and Partnerships       687      609      879
  Minority interest                                      14        -        1
  Income (loss) from corporate investments
    carried at equity                                     3      (16)      47
Income Before Cumulative Effect of Change in
  Accounting Principle                                  676      593      925
  Cumulative effect of change in accounting principle   (17)       -        -
Net Income                                              659       593     925
  Preferred stock dividends, net of income taxes          7        10      10
Net Income - Common Stockholders                     $  652    $  583  $  915
Earnings per Common Share
  Basic -
    Income before cumulative effect of change in
      accounting principle                           $  5.02  $  4.43  $ 6.65
    Cumulative effect of change in accounting
      principle                                        (0.13)       -       -
    Net income - common stockholders                  $ 4.89   $ 4.43  $ 6.65
  Diluted -
    Income before cumulative effect of change in
      accounting principle                              4.53     3.90    5.85
    Cumulative effect of change in accounting
      principle                                        (0.12)       -       -
    Net income - common stockholders                  $ 4.41   $ 3.90  $ 5.85
Cash Dividends Declared per Common Share              $ 0.7875 $ 0.75  $ 0.75

The Notes to Financial Statements on pages 25 through 40 should be read in conjunction with this statement.

Consolidated Statement of Cash Flows
Union Carbide Corporation and Subsidiaries
Increase (decrease) in cash and cash equivalents
Millions of dollars, year ended December 31,          1997     1996     1995
Operations
  Income before cumulative effect of change
    in accounting principle                          $ 676    $ 593    $ 925
  Noncash charges (credits) to net income
    Depreciation and amortization                      340      312      306
    Deferred income taxes                               86       82      (29)
    Net gains on investing transactions                  -       (3)    (379)
    Other                                                6       16      186
  Increase in working capital(a)                      (144)     (92)    (242)
  Long-term assets and liabilities                     (47)     (46)      (4)
Cash Flow From Operations                              917      862      763
Investing
  Capital expenditures                                (755)    (721)    (542)
  Investments, advances and acquisitions
    (excluding cash acquired)                          (68)    (263)    (431)
  Sale of investments                                    -        -      552
  Sale of fixed and other assets                        13       22       54
Cash Flow Used for Investing                          (810)    (962)    (367)
Financing
  Change in short-term debt (3 months or less)         271       96      (11)
  Proceeds from short-term debt                         51       21        6
  Repayment of short-term debt                           -      (37)       -
  Proceeds from long-term debt                          14      203      402
  Repayment of long-term debt                          (30)     (10)     (22)
  Issuance of common stock                              44      129      116
  Purchase of common stock                            (337)    (544)    (425)
  Proceeds from subsidiary preferred stock             250        -        -
  Purchase of subsidiary preferred stock              (240)       -        -
  Payment of dividends                                (134)    (111)    (116)
  Other                                                (21)      (1)      (7)
Cash Flow Used for Financing                          (132)    (254)     (57)
  Effect of exchange rate changes on cash
    and cash equivalents                                (1)      (1)       1
  Change in cash and cash equivalents                  (26)    (355)     340
  Cash and cash equivalents beginning-of-year           94      449      109
Cash and Cash Equivalents End-of-Year                $  68    $  94    $ 449
Cash paid for interest and income taxes
    Interest (net of amount capitalized)             $  77    $  66    $  68
    Income Taxes                                       121      169      329

a) Net change in certain components of working capital
     (excluding noncash transactions):
       (Increase) decrease in current assets
         Notes and accounts receivable               $  53    $ (26)  $ (111)
         Inventories                                   (63)      43     (144)
         Other current assets                            -       25        8
         Increase (decrease) in payables and accruals (134)    (134)       5
         (Increase) in working capital               $(144)   $ (92)   $(242)

The Notes to Financial Statements on pages 25 through 40 should be read in conjunction with this statement.

Consolidated Statement of Stockholders' Equity
Union Carbide Corporation and Subsidiaries
                                                          1997
                                                    Shares    Millions
                                            (in thousands)  of dollars
Common Stock
Balance at December 31                             154,610     $   155
Additional Paid-In Capital
Balance at January 1                                           $   370
  Put options, net                                                  26
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                                        2
    For employee savings and
      incentive plans                                              (66)
  Effect of conversion of preferred
    shares held by the ESOP                                       (285)
Balance at December 31                                         $    47
Translation and Other
  Equity Adjustments
Balance at January 1                                           $   (33)
  Translation and other adjustments                                (71)
  Sale of businesses                                                 -
Balance at December 31                                         $  (104)
Retained Earnings
Balance at January 1                                           $ 2,629
  Net income - common stockholders                                 652
  Effect of conversion of preferred
    shares held by the ESOP                                       (107)
  Cash dividends on common stock                                  (100)
Balance at December 31                                         $ 3,074
Unearned Employee Compensation - ESOP
Balance at January 1                                           $     -
  Reclassification due to conversion of
    preferred shares held by the ESOP                              (81)
  Shares allocated to ESOP participants                              1
Balance at December 31                                         $   (80)
Treasury Stock
Balance at January 1                                28,169     $ 1,007
  Common stock repurchase program                    7,071         340
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                         (189)         (7)
    Effect of conversion of preferred
      shares held by the ESOP                      (15,406)       (530)
    For employee savings and
      incentive plans                               (1,979)        (66)
Balance at December 31                              17,666     $   744
Total Stockholders' Equity                                     $ 2,348

                                                          1996
                                                    Shares    Millions
                                            (in thousands)  of dollars
Common Stock
Balance at December 31                             154,610     $   155
Additional Paid-In Capital
Balance at January 1                                           $   343
  Put options, net                                                   8
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                                        2
    For employee savings and
      incentive plans                                               17
  Effect of conversion of preferred
    shares held by the ESOP                                          -
Balance at December 31                                         $   370
Translation and Other
  Equity Adjustments
Balance at January 1                                           $   (15)
  Translation and other adjustments                                (18)
  Sale of businesses                                                 -
Balance at December 31                                         $   (33)
Retained Earnings
Balance at January 1                                           $ 2,145
  Net income - common stockholders                                 583
  Effect of conversion of preferred
    shares held by the ESOP                                          -
  Cash dividends on common stock                                   (99)
Balance at December 31                                         $ 2,629
Unearned Employee Compensation - ESOP
Balance at January 1                                           $     -
  Reclassification due to conversion of
    preferred shares held by the ESOP                                -
  Shares allocated to ESOP participants                              -
Balance at December 31                                         $     -
Treasury Stock
Balance at January 1                               19,502      $   583
  Common stock repurchase program                  12,821          550
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                        (212)          (7)
    Effect of conversion of preferred
      shares held by the ESOP                           -            -
    For employee savings and
      incentive plans                              (3,942)        (119)
Balance at December 31                             28,169      $ 1,007
Total Stockholders' Equity                                     $ 2,114

                                                          1995
                                                    Shares    Millions
                                            (in thousands)  of dollars
Common Stock
Balance at December 31                             154,610     $   155
Additional Paid-In Capital
Balance at January 1                                           $   369
  Put options, net                                                 (19)
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                                        1
    For employee savings and
      incentive plans                                               (8)
  Effect of conversion of preferred
    shares held by the ESOP                                          -
Balance at December 31                                         $   343
Translation and Other
  Equity Adjustments
Balance at January 1                                           $   (59)
  Translation and other adjustments                                (11)
  Sale of businesses                                                55
Balance at December 31                                         $   (15)
Retained Earnings
Balance at January 1                                           $ 1,333
  Net income - common stockholders                                 915
  Effect of conversion of preferred
    shares held by the ESOP                                          -
  Cash dividends on common stock                                  (103)
Balance at December 31                                         $ 2,145
Unearned Employee Compensation - ESOP
Balance at January 1                                           $     -
  Reclassification due to conversion of
    preferred shares held by the ESOP                                -
  Shares allocated to ESOP participants                              -
Balance at December 31                                         $     -
Treasury Stock
Balance at January 1                                10,197     $   289
  Common stock repurchase program                   14,127         426
  Issued:
    For the Dividend Reinvestment
      and Stock Purchase Plan                         (322)         (9)
    Effect of conversion of preferred
      shares held by the ESOP                            -           -
    For employee savings and
      incentive plans                               (4,500)       (123)
Balance at December 31                              19,502     $   583
Total Stockholders' Equity                                     $ 2,045

The Notes to Financial Statements on pages 25 through 40 should be read in conjunction with this statement.

Notes to Financial Statements
Index                                                                   PAGE
ONE        Summary of Significant Accounting Policies                    25
TWO        Financial Instruments                                         26
THREE      Supplementary Balance Sheet Detail                            27
FOUR       Supplementary Income Statement Detail                         28
FIVE       Business and Geographic Segment Information                   28
SIX        Acquisitions and Divestitures                                 29
SEVEN      Income Taxes                                                  30
EIGHT      Partnerships and Joint Ventures                               31
NINE       Long-Term Debt                                                32
TEN        Minority Interest                                             32
ELEVEN     Earnings per Share                                            33
TWELVE     Retirement Programs                                           34
THIRTEEN   Employee Stock Ownership Plan                                 36
FOURTEEN   Incentive Plans                                               36
FIFTEEN    Stockholders' Equity                                          38
SIXTEEN    Leases                                                        38
SEVENTEEN  Commitments and Contingencies                                 39


ONE
Summary of Significant Accounting Policies
Nature of Operations o Union Carbide Corporation is engaged in two segments of the chemicals and plastics industry, Specialties & Intermediates and Basic Chemicals & Polymers. See note five.

Principles of Consolidation o The consolidated financial statements include the accounts of all significant subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in 20 percent-to 50 percent-owned companies and partnerships are carried at equity in net assets. Other investments are carried generally at cost.
  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes o In November 1997, the Emerging Issues Task Force reached consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," requiring companies to expense as incurred costs associated with business process reengineering activities. Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of a change in accounting principle, reversing $28 million ($17 million, after tax) of costs previously capitalized from 1995 through the third quarter of 1997.
  Additionally in 1997, the corporation adopted Statement of Financial Accounting Standards (SFAS) 128, "Earnings Per Share," and SFAS 129, "Disclosure of Information About Capital Structure." In 1996, the corporation adopted SFAS 123, "Accounting for Stock-Based Compensation," under which the corporation elected to continue following Accounting Principles Board (APB) Opinion 25. In 1995, the corporation adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the effect of which was not material.

Foreign Currency Translation o Unrealized gains and losses resulting from translating foreign subsidiaries' assets and liabilities into U.S. dollars generally are accumulated in an equity account on the balance sheet until such time as the subsidiary is sold or substantially or completely liquidated. Translation gains and losses relating to operations located in Latin American countries, where hyperinflation exists, and to international operations using the U.S. dollar as their functional currency are included in the income statement.

Financial Instruments o Financial instruments are used to hedge financial risk caused by fluctuating interest and currency rates. The amounts to be paid or received on interest rate risk instruments that hedge debt, accrue and are recognized over the lives of the instruments. Gains and losses on foreign currency risk instruments used to hedge firm commitments are deferred and recognized as part of the related foreign currency transactions.
  Foreign currency instruments that are designated to offset fluctuations in the dollar value of foreign currency accounts receivable and payable and from earnings fluctuations in anticipated foreign currency cash flows are marked to market and the results recognized immediately as other income or other expense.

Cash Equivalents o The corporation considers as cash equivalents all highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories o Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
  Approximately 67 percent of inventory amounts before application of the LIFO method at Dec. 31, 1997 (66 percent at Dec. 31, 1996) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $348 million and $329 million higher than reported at Dec. 31, 1997 and 1996, respectively.

Fixed Assets o Fixed assets are carried at cost. Expenditures for replacements are capitalized, and the replaced items are retired. Gains and losses from the sale of property are included in income.
  Depreciation is calculated on a straight-line basis. The corporation and its subsidiaries generally use accelerated depreciation methods for tax purposes where appropriate.

Patents, Trademarks and Goodwill o Amounts paid for purchased patents and newly acquired businesses in excess of the fair value of the net assets of such businesses have been charged to patents, trademarks and goodwill. The portion of such amounts determined to be attributable to patents is amortized over their remaining lives, while trademarks and goodwill are amortized over the estimated period of benefit, generally 5 to 20 years.

Research and Development o Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($12 million in 1997, $11 million in 1996 and $14 million in 1995).

Income Taxes o Provisions have been made for deferred income taxes based on differences between financial statement and tax bases of assets and liabilities using currently enacted tax rates and regulations.

Environmental Costs o Environmental expenditures are expensed or capitalized as appropriate, depending on their future economic benefit. Expenditures relating to an existing condition caused by past operations and having no future economic benefits are expensed. Environmental expenditures include site investigation, physical remediation, operation and maintenance, and legal and administrative costs. Environmental accruals are established for sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. Where the estimate is a range and no amount within the range is a better estimate than any other amount, the corporation accrues the minimum amount in the range and includes the balance of the range in its reported contingencies.

Retirement Programs o The cost of pension benefits under the U.S. Retirement Program is determined by an independent actuarial firm using the projected unit credit actuarial cost method, with an unrecognized net asset at Jan. 1, 1986, amortized over 15 years. Contributions to this program are made in accordance with the regulations of the Employee Retirement Income Security Act of 1974.
  The cost of postretirement benefits is recognized on the accrual basis over the period in which employees become eligible for benefits.

Incentive Plans o The corporation applies APB Opinion 25 in accounting for the stock purchase plan and the stock option portion of its employee compensation plan. Compensation expense is recognized for other stock-based incentives issued under the long-term incentive plan.

Reclassifications o Certain prior year amounts have been reclassified to conform with the current year's presentation.


TWO
Financial Instruments
Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

Cash, Short-Term Receivables and Accounts Payable o At Dec. 31, 1997 and 1996, the carrying amounts approximate fair values because of the short maturity of these instruments. The corporation did not have any foreign currency forward contracts outstanding at Dec. 31, 1997 ($38 million at Dec. 31, 1996) to hedge fluctuations in the dollar value of short-term foreign currency receivables and payables.
  Outstanding foreign currency forward contracts and options used as a means of offsetting fluctuations in the dollar value of other foreign currency accounts receivable and payable and earnings fluctuations from anticipated foreign currency cash flows totaled $185 million at Dec. 31, 1997 ($188 million at Dec. 31, 1996). During 1997 and 1996, the average fair values of, and the resultant gains and losses associated with, these contracts were not material.

Investments o The corporation's investments in equity companies, partnerships and other businesses generally involve joint ventures for which it is not practicable to determine fair values.

Long-Term Receivables o The fair values of long-term receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair value, which approximate the carrying values of $85 million and $51 million, are included in Other assets in the Consolidated Balance Sheet at Dec. 31, 1997 and 1996, respectively.

Debt o The corporation uses various types of financial instruments, including interest rate swaps and forward rate agreements, to manage exposure to financial market risk caused by interest rate fluctuations. An interest rate swap held at Dec. 31, 1997 and 1996, had a nominal carrying amount and fair value.

Carrying and Fair Values o The carrying values and fair values of the corporation's investments, long-term receivables and debt financial instruments at Dec. 31, 1997 and 1996, are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt).

Millions of dollars
at December 31,               1997                  1996
                        Carrying    Fair      Carrying    Fair
Assets (Liabilities)      Amount   Value        Amount   Value
Investments and
  receivables              $ 158   $ 158        $  128   $ 128
Short- and
  long-term debt          (1,887) (1,956)       (1,599) (1,619)


THREE
Supplementary Balance Sheet Detail
Millions of dollars at December 31,                           1997      1996
Notes and Accounts Receivable
Trade                                                       $  826    $  846
Other                                                          178       211
                                                             1,004     1,057
Less: Allowance for doubtful accounts                           11        10
                                                            $  993    $1,047

Inventories
Raw materials and supplies                                  $  135    $  114
Work in process                                                 62        54
Finished goods                                                 407       373
                                                            $  604    $  541

Property, Plant and Equipment
Land and improvements                                       $  328    $  326
Buildings                                                      407       393
Machinery and equipment                                      6,230     5,795
Construction in progress and other                             742       645
                                                            $7,707    $7,159
Other Assets
Deferred charges                                            $  227    $  193
Insurance recovery receivables                                 147       135
Long-term receivables                                           85        51
Patents, trademarks and goodwill                                96       113
                                                            $  555    $  492
Other Accrued liabilities
Accrued accounts payable                                   $   301    $  335
Payrolls                                                        55        56
Environmental remediation costs                                 68        58
Postretirement benefit obligation                               34        33
Employee profit sharing                                         55        51
Other                                                          214       232
                                                            $  727    $  765

Other Long-Term Obligations
Environmental remediation costs                             $  196    $  252
Product liability costs                                        174       170
Impairment of unused office space                              136       151
Postemployment benefits                                         72        83
Other                                                          160       155
                                                            $  738   $   811

Translation and Other
  Equity Adjustments
Canada                                                      $  (54)    $ (44)
Europe                                                          (7)       18
Far East & Other                                               (43)       (7)
                                                            $ (104)   $  (33)

FOUR
Supplementary Income Statement Detail
Millions of dollars
for the year ended December 31,                     1997      1996      1995
Selling, Administration and Other Expenses
Selling                                             $124      $130      $128
Administration(a)                                    126       121       186
Other expenses                                        74        70        73
                                                    $324      $321      $387

Other Income (Expense) - Net
Gains on sales and disposals of
  business and other assets(b)                      $  -      $  -      $387
Investment and interest income                        27        32        19
Foreign currency adjustments                          (8)       (7)       (6)
Unused space charge(c)                                 -         -      (191)
Other                                                 18         6        36
                                                    $ 37      $ 31      $245

Interest Expense
Interest incurred(d)                               $ 130      $121      $119
Less: interest capitalized and
  other adjustments                                   51        45        30
                                                    $ 79      $ 76      $ 89
a) Includes a charge of $68 million for postemployment benefits in 1995.
b) Includes for 1995 a $381 million gain from the sales of the corporation's remaining interest in UCAR International Inc.
c) See note sixteen.
d) Includes $12 million in 1997, 1996 and 1995, representing the interest component of certain leases.


FIVE
Business and Geographic Segment Information
The company's operations are classified into two business segments. The Specialties & Intermediates segment includes the corporation's specialty chemicals and polymers product lines, licensing, and solvents and chemical intermediates. The Basic Chemicals & Polymers segment includes the corporation's ethylene and propylene manufacturing operations as well as the production of first-level ethylene and propylene derivatives - polyethylene, polypropylene, ethylene oxide and ethylene glycol. The corporation's noncore operations and financial transactions are included in the Other segment.

Millions of dollars                                 1997      1996      1995
Net Sales
Specialties & Intermediates                      $ 4,453    $4,286    $4,123
Basic Chemicals & Polymers                         2,420     2,125     2,080
Intersegment eliminations                           (371)     (305)     (315)
                                                   $6,502   $6,106    $5,888

Partnership Income
Specialties & Intermediates                        $  116   $  134    $  130
Basic Chemicals & Polymers                             17       10        22
                                                   $  133   $  144    $  152

Depreciation and Amortization
Specialties & Intermediates                        $  214   $  188    $  194
Basic Chemicals & Polymers                            126      124       112
                                                   $  340   $  312    $  306

Operating Profit (Loss)
Specialties & Intermediates                        $  667   $  742    $  709
Basic Chemicals & Polymers                            386      162       444
Other                                                  (8)      17       195
                                                   $1,045   $  921    $1,348
Capital Expenditures
Specialties & Intermediates                        $  458   $  522    $  392
Basic Chemicals & Polymers                            297      199       150
                                                   $  755   $  721    $  542

Identifiable Assets
Specialties & Intermediates                        $4,146   $3,892    $3,527
Basic Chemicals & Polymers                          2,540    2,328     2,095
Other                                                 278      326       634
                                                   $6,964   $6,546    $6,256

  Sales of the Basic Chemicals & Polymers segment include intersegment sales, principally ethylene oxide, which are made at the estimated market value of the products transferred. Operating profit is Income Before Interest Expense and Provision for Income Taxes.
  The operating profit of the Specialties & Intermediates segment for 1997 includes a $12 million charge for the write-off certain equipment associated with the corporation's ethylene propylene rubber project.

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

Millions of dollars                                 1997      1996      1995
Net Sales
United States & Puerto Rico(a)                    $4,634    $4,336    $4,071
Canada                                               172       147       142
Europe                                               685       664       719
Latin America                                        255       228       227
Far East & Other                                     756       731       729
International operations                           1,868     1,770     1,817
                                                  $6,502    $6,106    $5,888

Operating Profit (Loss)
United States & Puerto Rico                       $  957    $  820    $1,228
Canada                                                29        28        36
Europe(b)                                              7        41        50
Latin America                                         12       (11)       12
Far East & Other                                      41        37        29
International operations                              89        95       127
Intersegment eliminations                             (1)        6        (7)
                                                  $1,045   $   921    $1,348

Identifiable Assets
United States & Puerto Rico                       $5,501    $4,977    $4,433
Canada                                               302       305       277
Europe                                               378       408       404
Latin America                                        232       224       191
Far East & Other                                     279       312       322
International operations                           1,191     1,249     1,194
Intersegment eliminations                             (6)       (6)       (5)
Other                                                278       326       634
                                                  $6,964    $6,546    $6,256
a) Includes export sales of $894 million in 1997 ($743 million in 1996 and $732 million in 1995).
b) Included in 1997 are higher costs associated with expansion and maintenance of the corporation's Wilton, U.K. facility.


SIX
Acquisitions and Divestitures
  In April 1997, the corporation and Exxon Chemical Company formed Univation Technologies, LLC, a 50-50 joint venture for the research, development, marketing and licensing of polyethylene technology and metallocene catalysts.
  In January 1996, the corporation purchased the polypropylene assets and business of Shell Oil Company. The purchased assets, located in the U.S., consist of Shell's polypropylene technology and manufacturing facilities and polypropylene assets previously held jointly by both companies.
  In February 1996, the corporation purchased 95 percent of the outstanding shares of Companhia Alcoolquimica Nacional, a Brazilian producer of vinyl acetate monomer.
  In July 1995, the corporation and two Kuwaiti corporations, Petrochemical Industries Company and Boubyan Petrochemical Company, formed EQUATE Petrochemical Company, a joint venture for development of a world-scale petrochemical complex in Kuwait. EQUATE commenced operations in 1997.
  In March 1995, the corporation acquired 50 percent of the equity of Polimeri Europa S.r.l., a producer of ethylene and polyethylene resins, from EniChem S.p.A. for $216 million. EniChem retained the other 50 percent.
  In February 1995, the corporation purchased certain ethylene oxide derivative businesses from Imperial Chemical Industries of London for $71 million.
  In January 1995, the corporation and Mitsubishi Corporation concluded the sale of newly issued common stock of UCAR International Inc. to a new company formed by Blackstone Capital Partners II Merchant Banking Fund L.P. and a repurchase of certain shares by UCAR that resulted in Blackstone acquiring a 75 percent interest in UCAR. The corporation received $343 million in net cash proceeds and retained a 25 percent equity interest in UCAR. This transaction resulted in a gain of $220 million ($154 million after-tax). In August 1995, the corporation joined in UCAR's initial public offering to sell its remaining equity interest in UCAR for net cash proceeds of $199 million. This sale resulted in a gain of $161 million ($99 million after-tax).

SEVEN
Income Taxes
  The following is a summary of the U.S. and non-U.S. components of Income Before Provision for Income Taxes:

Millions of dollars
for the year ended December 31,    1997    1996    1995
U.S.                               $897    $766  $1,137
Non-U.S.                             69      79     122
                                   $966    $845  $1,259

The following is an analysis of income tax expense:

                                         1997                 1996
Millions of dollars
for the year ended December 31,    Current  Deferred    Current  Deferred
U.S. Federal income taxes             $154       $80       $107       $79
U.S. business and research and
  experimentation tax credits          (14)        -         (8)        -
U.S. state and local taxes
  based on income                        1         4          1         2
Non-U.S. income taxes                   52         2         54         1
                                       193        86        154        82
Provision for Income Taxes                  $279                 $236

                                         1995
Millions of dollars
for the year ended December 31,    Current  Deferred
U.S. Federal income taxes             $332      $(24)
U.S. business and research and
  experimentation tax credits          (17)        -
U.S. state and local taxes
  based on income                       47        (7)
Non-U.S. income taxes                   47         2
                                       409       (29)
Provision for Income Taxes                  $380

  The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                         1997                    1996
Millions of dollars              Deferred    Deferred    Deferred    Deferred
at December 31,                    Assets Liabilities      Assets  Liabilities
Depreciation and amortization        $  -        $495        $  -         $435
Postretirement and
  postemployment benefits             226           -         229            -
Environmental and litigation costs    113           -         133            -
Sale/leaseback and related deferrals  101           -         103            -
Other                                 174         242         199          246
Gross deferred tax assets and
  liabilities                         614         737         664          681
Net Deferred Tax Liability                 $123                     $17

  Net noncurrent deferred tax liabilities of $263 million ($142 million in 1996) are included in Deferred credits in the Consolidated Balance Sheet. Net current deferred tax assets of $135 million ($118 million in 1996) are included in Other current assets. Net noncurrent deferred tax assets of $5 million ($7 million in 1996) are included in Other assets. In 1997 and 1996 there were $2 million in non-U.S. net operating loss carryforwards included in the deferred tax assets above.
  Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $469 million at Dec. 31, 1997 ($403 million at Dec. 31, 1996). Determination of deferred taxes related to these earnings is not practicable.

  An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income Before Provision for Income Taxes is as follows:

                                                  Percentage of
                                                  Pre-Tax Income
Year ended December 31,                      1997      1996      1995
Tax at statutory Federal rate                35.0%     35.0%     35.0%
Taxes related to operations
  outside the U.S.                           (0.7)     (1.0)      0.1
U.S. state and local taxes
  based on income                             0.3       0.3       1.0
Foreign sales corporation                    (2.9)     (3.0)     (1.4)
Business credits                             (1.5)     (0.9)     (1.4)
Other, net                                   (1.3)     (2.5)     (3.1)
Consolidated effective
  income tax rate                            28.9%     27.9%     30.2%


EIGHT
Partnerships and Joint Ventures
  The following are financial summaries of 33 percent- to 50 percent-owned Companies carried at equity. The corporation's most significant companies carried at equity, classified as partnerships, include UOP LLC, Petromont and Company, Limited Partnership, Aspell Polymeres SNC, World Ethanol Company and Univation Technologies, LLC. The corporation purchased the balance of the Union Carbide/Shell polypropylene partnership in January 1996 (see note six).

                                                          Partnerships
Millions of dollars                                 1997      1996      1995
Net Sales(a)                                      $2,076    $2,109    $2,146
Cost of sales                                      1,242     1,338     1,312
Depreciation                                          83        83        66
Partnership income                                   249       242       283
UCC Share of Partnership Income                   $  133    $  144    $  152
Current assets                                    $  746    $  704
Noncurrent assets                                    886       806
Total assets                                       1,632     1,510
Current liabilities                                  451       608
Noncurrent liabilities                               711       385
Total liabilities                                  1,162       993
Net assets                                           470       517
UCC Equity                                        $  278    $  251
a) Includes $208 million net sales to the corporation in 1997 ($159 million in 1996 and $177 million in 1995).

  The corporation's companies earned at equity, classified as corporate investments, include Polimeri Europa S.r.l., EQUATE Petrochemical Company K.S.C., Nippon Unicar Company Limited, Alberta & Orient Glycol Company Limited, Asian Acetyls Co., Ltd., several smaller entities and, in 1995, UCAR International Inc.
                                                Corporate Investments
Millions of dollars                        1997         1996         1995
Net Sales(a)                             $2,248       $2,059       $1,731
Cost of sales                             1,814        1,693        1,221
Depreciation                                109          129          119
Net income (loss)                            75           (6)          96
UCC Share of Net Income (Loss)           $    3        $ (16)       $  47
Current assets                           $  933       $  877
Noncurrent assets                         3,252        2,918
Total assets                              4,185        3,795
Current liabilities                         872          888
Noncurrent liabilities                    2,347        1,891
Total liabilities                         3,219        2,779
Net assets                                  966        1,016
UCC Equity                               $  412       $  444
a) Includes $156 million net sales to the corporation in 1997 ($153 million in 1996 and $167 million in 1995).

  Dividends and distributions received from joint ventures and partnerships aggregated $126 million in 1997 ($141 million in 1996 and $97 million in 1995).

NINE
Long-Term Debt

Millions of dollars at December 31,                1997      1996
6.75% Notes due 2003                             $  125    $  125
6.79% Debentures due 2025(a)                        250       250
7.00% Notes due 1999                                175       175
7.50% Debentures due 2025                           150       150
7.75% Debentures due 2096                           200       200
7.875% Debentures due 2023                          175       175
8.75% Debentures due 2022(b)                        117       125
Pollution control and other facility obligations    242       243
Other debt - various maturities and
  interest rates                                     29        54
                                                  1,463     1,497
Less: payments to be made within 1 year               5        10
                                                 $1,458    $1,487
a) Holders may request redemption of these debentures from the corporation on June 1, 2005.
b) Redeemable at the option of the corporation on or after Aug. 1, 2002.

  The corporation has a credit agreement with a group of banks providing the corporation with $1 billion in credit through January 2002, but with the option, subject to certain conditions, to increase the available credit by $250 million and to extend the maturity date of the agreement by one year on a rolling basis. Several options are available to borrow at floating interest rates based on LIBOR (London Interbank Offered Rate) or Certificate of Deposit Rate on a revolving basis.
  In 1997, the corporation established a medium-term note program that allows for borrowings of up to $500 million. Notes issued under the program will have a maturity of nine months or longer and will bear interest at either a fixed or floating rate determined by reference to interest rate formulas.
  At Dec. 31, 1997, there were no outstanding borrowings under either the corporation's credit agreement or its medium-term note program.
  In 1996, the corporation issued $200 million of 7.75 percent debentures maturing in 2096. The maturity of the debentures may be shortened under certain circumstances to preserve the deductibility of interest payments for Federal income tax purposes.
  The corporation's credit agreement and the indentures under which notes and debentures are issued contain covenants normal for these types of instruments. These covenants place certain limits on the corporation's ability to merge with another entity, sell assets, engage in sale-leaseback transactions, incur debt or create liens on assets. In addition, the credit agreement requires the corporation to meet leverage and interest coverage tests.
  Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities, and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 1998 through 2023 and had an average annual effective interest rate of 7.2 percent in 1997.
  The weighted average and effective interest rates in 1997 on the corporation's fixed-rate debt, other than pollution control and other facility obligations, were 7.7 percent. The corporation's weighted average interest rate on short-term borrowings outstanding as of Dec. 31, 1997 was 6.4 percent (6.3 percent at Dec. 31, 1996).
  Payments due on long-term debt in the four years following 1998 are: 1999, $182 million; 2000, $21 million; 2001, $23 million, and 2002, $16 million.


TEN
Minority Interest
  In January 1997, a newly formed real estate investment trust subsidiary issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. In October 1997, the preferred shares were redeemed for $240 million.

ELEVEN
Earnings Per Share
  Basic and diluted earnings per share (EPS) are calculated based upon the provisions of SFAS 128, adopted in 1997:

In millions
(except share and per share amounts)          1997         1996         1995
Basic -
  Income before cumulative effect of
    change in accounting principle             $ 676        $ 593        $ 925
      Less:  Dividends on ESOP shares,
               pre-tax                            (9)         (13)         (13)
             Appreciation on ESOP
               shares redeemed for cash          (23)           -            -
  Income before cumulative effect of
    change in accounting principle
    adjusted for basic calculation               644          580          912
  Cumulative effect of change
    in accounting principle                      (17)           -            -
  Net income-common stockholders,
    adjusted for basic calculation             $ 627        $ 580        $ 912

  Weighted average shares outstanding
    for basic calculation                128,185,093  131,029,621  137,219,676
  Earnings per share -
  Income before cumulative effect of
    change in accounting principle            $ 5.02        $4.43        $6.65
  Cumulative effect of change in
    accounting principle                       (0.13)           -            -
  Net income-common stockholders              $ 4.89       $ 4.43       $ 6.65

Diluted -
  Income before cumulative effect of
    change in accounting principle,
    adjusted for basic calculation             $ 644        $ 580        $ 912
      Plus:  Dividends on ESOP shares,
               pre-tax                             9           13           13
      Less:  Additional ESOP contribution
               resulting from assumed
               conversion of ESOP shares          (1)          (1)          (1)
  Income before cumulative effect of
    change in accounting principle,
    adjusted for diluted calculation             652          592          924
  Cumulative effect of change in
    accounting principle                         (17)           -            -
  Net income-common stockholders,
    adjusted for diluted calculation           $ 635        $ 592        $ 924

  Weighted average shares outstanding
    for basic calculation                128,185,093  131,029,621  137,219,676
      Add: Effect of stock options         4,034,969    4,495,656    4,367,153
           Effect of equity put options            -          403            -
  Shares issuable upon conversion of the
    corporation's convertible ESOP shares 11,739,036 16,120,754 16,341,367 Weighted average shares outstanding,
    adjusted for diluted calculation     143,959,098  151,646,434  157,928,196
  Earnings per share -
  Income before cumulative effect of
    change in accounting principle,
  adjusted for diluted calculation            $ 4.53       $ 3.90       $ 5.85
  Cumulative effect of change in
    accounting principle                       (0.12)           -            -
  Net income-common stockholders,
    adjusted for diluted calculation          $ 4.41       $ 3.90       $ 5.85

TWELVE
Retirement Programs

Pension Benefits o The noncontributory defined benefit retirement program of Union Carbide Corporation ("U.S. Retirement Program") covers substantially all U.S. employees and certain employees in other countries. Pension benefits are based primarily on years of service and compensation levels prior to retirement. Pension coverage for employees of the corporation's non-U.S. consolidated subsidiaries is provided through separate plans, to the extent deemed appropriate. Obligations under such plans are principally provided for by depositing funds with trustees.

  The components of net periodic pension cost for the plans combined are as follows:

Millions of dollars
for the year ended December 31,                  1997      1996      1995
(Gain) loss on plan assets
    Actual                                      $(827)    $(190)    $(904)
    Deferred                                      588       (31)      692
                                                 (239)     (221)     (212)
Service cost - benefits earned
  during the period                                56        54        44
Interest cost on projected
  benefit obligation                              208       196       197
Amortization                                       (8)       (3)       (6)
Net Periodic Pension Cost                       $  17      $ 26      $ 23

The funded status of the plans combined is as follows:

Millions of dollars at December 31,              1997      1996
Actuarial present value of plan benefits
  Accumulated benefit obligation
    Vested                                     $2,905    $2,599
    Nonvested                                     138       132
                                                3,043     2,731
  Projected benefit obligation                  3,324     3,001
Fair value of plan assets, primarily
  invested in common stocks and
  fixed-income securities                       3,820     3,180
Plan assets in excess of projected
  benefit obligation                              496       179
Unamortized net asset at transition               (49)      (64)
Unamortized prior service cost                     15        19
Unrecognized gains - net                         (457)     (127)
Prepaid Pension Cost                           $    5    $    7

  Pension obligations are valued using the 1994 Uninsured Pensioner Mortality Table. Prior to 1997, these obligations were valued using the 1983 Group Annuity Mortality Table. The actuarial assumptions used were as follows:

At December 31,                                  1997      1996
Discount rate for determining
  projected benefit obligation                   6.50%     7.25%
Rate of increase in compensation levels          3.75%     4.50%
Expected long-term rate of return
  on plan assets                                 8.00%     8.50%

Postretirement Benefits Other Than Pensions o The corporation provides health care and life insurance benefits for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers.
  The obligation is determined by application of the terms of health and life insurance plans, together with relevant actuarial assumptions and health care cost trends projected to increase annually at rates of 8.0 percent in 1998 and
7.5 percent in 1999, falling incrementally to a 5.0 percent annual increase in 2004 and thereafter.
  The effect of a 1 percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation at Dec. 31, 1997 by $33 million, and the aggregate of service and interest cost components of net periodic postretirement benefit costs by $4 million. Measurement of the accumulated postretirement benefit obligation was based on the same actuarial assumptions used in the pension calculations.
  The corporation has funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks.
  The components of net periodic postretirement benefit cost are as follows:

Millions of dollars
for the year ended December 31,                  1997      1996      1995
(Gain) loss on plan assets
    Actual                                       $ (9)     $ (4)     $ (8)
    Deferred                                        7         2         6
                                                   (2)       (2)       (2)
Service cost - benefits earned
  during the period                                14        13        11
Interest cost                                      33        31        35
Amortization                                      (21)      (21)      (21)
Net Periodic Postretirement Benefit Cost        $  24      $ 21      $ 23

  The funded status of the postretirement benefit obligation is as follows:

Millions of dollars at December 31,              1997      1996
Accumulated postretirement
  benefit obligations
    Retirees                                     $382      $366
    Fully eligible active plan participants        90        79
    Other active plan participants                 31        27
                                                  503       472
Fair value of plan assets                          17        17
Accumulated postretirement benefits
  in excess of plan assets                        486       455
Unrecognized gains - net                           12        51
Accrued Unfunded Postretirement
  Benefit Obligations                            $498      $506

  The accumulated postretirement benefit obligation for retirees is net of $131 million at Dec. 31, 1997 ($130 million at Dec. 31, 1996), which is reimbursed to the corporation in part by previously owned businesses under ongoing benefit-sharing agreements.

Deferred Compensation Plan o Since Jan. 1, 1995, the corporation has provided an unfunded, nonqualified deferred compensation plan to certain key employees, offering them an election to defer a portion of their gross pay. The corporation's obligation to employees is adjusted to reflect changes in the market values of employees' investment choices. With limited exceptions, participants' deferred account balances are scheduled for payment at or after full retirement.

Postemployment Benefits o During 1995 the corporation recorded a charge of $68 million ($49 million after-tax) for postemployment benefits. The charge included severance costs relating to future staff reductions associated with work process simplification efforts and changes in the corporation's severance benefits.

THIRTEEN
Employee Stock Ownership Plan

  The Union Carbide Corporation Employee Stock Ownership Plan (ESOP) is an integral part of the Savings and Investment Program (the Program) for employees. Prior to October 1997, each share of the corporation's preferred stock held by the ESOP (ESOP shares) was convertible into and had the same voting rights as one share of the corporation's common stock. The annual preferred dividend was $0.794 per share. In October 1997 the trustee of the ESOP exercised its right to convert all outstanding ESOP shares into the corporation's common stock. As a result of the conversion, the corporation's common stock outstanding at that date was increased by 15.4 million shares.
  Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the allocation of ESOP shares equivalent to the corporation's matching contribution of 75 percent of eligible employee contributions to the Program. In addition, in 1997, eligible employees received the equivalent of up to twenty days pay in ESOP shares through the corporation's ESOP profit sharing plan.
  Common shares held by the ESOP generally are sold in the open market when employees make withdrawals or sell ESOP shares within their account.
  The cost of the ESOP is recognized as incurred and was $7 million in 1997 ($2 million and $4 million in 1996 and 1995, respectively). The increase in 1997 costs was principally due to the allocation of more shares to participants through the corporation's ESOP profit sharing plan. Continued reductions in ESOP costs are due primarily to appreciation in the corporation's common stock. At Dec. 31, 1997, 15.4 million common shares held by the ESOP were outstanding, 6.5 million of which were allocated to employees' accounts. During 1997, 1.3 million ESOP shares were allocated to employees' accounts.


FOURTEEN
Incentive Plans

  On April 27, 1997, stockholders approved the 1997 Union Carbide Long-Term Incentive Plan for key employees. The Plan provides for granting incentive and nonqualified stock options; exercise payment rights; grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options generally cannot exceed 2 million under the Plan. However, up to 4 million additional shares may be granted or subject to options to the extent the corporation acquires shares after April 27, 1997. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable two years after such date. Options may not have a duration of more than ten years. The option price may be settled in cash, common shares of the corporation currently owned by a participant, withholding stock shares from the exercise or a combination of these alternatives. Restricted stock award shares are entitled to vote and dividends are credited to the holder's account, but these shares are generally nontransferable for varying periods after the grant date. Once the vesting conditions are met, the shares become fully transferable. Performance awards may be paid in common stock, cash or other forms of property. No dividend-equivalent payment rights or performance awards were granted in 1997.
  No awards were made in 1997, and no further awards can be made, under previous plans. Prior plans still have options outstanding and restricted stock not yet vested, whose terms are generally similar to nonqualified stock options and restricted stock grants under the 1997 plan.

Changes in outstanding fixed price options were as follows:

                                                1997                      1996
                                            Weighted                  Weighted
                                             Average                   Average
Shares in thousands           Shares  Exercise Price    Shares  Exercise Price
Outstanding at January 1      12,782          $21.45    13,350          $18.54
Granted                        1,508           46.31     1,166           45.55
Exercised                     (1,717)          13.45    (1,569)          13.05
Canceled or expired              (40)          38.47      (165)          36.00
Outstanding at December 31    12,533           25.48    12,782           21.45
Options exercisable
  at December 31               9,889                    10,460

                                                1995
                                            Weighted
                                             Average
Shares in thousands           Shares  Exercise Price
Outstanding at January 1      13,807          $15.70
Granted                        1,270           40.38
Exercised                     (1,667)          11.37
Canceled or expired              (60)          27.25
Outstanding at December 31    13,350          $18.54
Options exercisable
  at December 31              10,200

Options were exercised during 1997 at prices ranging from $6.70 to $45.63 per share ($6.70 to $28.63 per share during 1996 and $1.00 to $21.63 per share during 1995).
  The following table summarizes information about fixed price option shares outstanding at Dec. 31, 1997:

                                        Weighted Average
                                Shares         Remaining  Weighted Average
Shares in thousands        Outstanding  Contractual life    Exercise Price
Range of Exercise Prices
$ 6.70 to $ 9.69                 2,635         3.3 years            $ 8.40
$11.37 to $16.75                 2,439         4.3 years            $15.76
$21.63 to $28.63                 3,666         6.4 years            $24.78
$39.88 to $46.31                 3,793(a)      9.0 years            $44.28
                                12,533
a) At Dec. 31, 1997, 1.149 million options were exercisable at a price of $40.38.

  Had compensation cost related to the fixed price options been recorded at fair value on the dates of grant in accordance with SFAS 123, the effect on the corporation's net income and EPS amounts would have been as follows:

Millions of dollars (except per share figures),
for the year ended December 31,                  1997    1996    1995
Net income-
common stockholders  As reported                $ 652   $ 583   $ 915
                     Pro forma                  $ 639   $ 576   $ 913
Basic EPS            As reported                $4.89   $4.43   $6.65
                     Pro forma                  $4.79   $4.37   $6.63
Diluted EPS          As reported                $4.41   $3.90   $5.85
                     Pro forma                  $4.32   $3.86   $5.84

  The Black-Scholes Option Pricing Model was used to estimate the fair values of options granted during 1997, 1996 and 1995. The assumptions used for these grants included a 6-year average expected life for all years, and zero-coupon U.S. government risk free interest rates of 5.92%, 5.95%, and 5.70%, current dividend yields of 1.73%, 1.78%, and 1.75%, and volatility of 28.77%, 28.00%, and 28.78% for the years ended 1997, 1996 and 1995, respectively. The weighted average fair values of options granted during the years 1997, 1996, and 1995 were $15.54, $15.31 and $13.43, respectively.
  On Sept. 24, 1997, the board approved the 1997 Union Carbide Corporation EPS Incentive Plan for a limited number of senior managers. It is designed to grant awards if the corporation achieves $4.00 or more diluted earnings per share performance during 1999 and 2000. The plan requires these senior managers to put an amount equivalent to a portion of their annual base pay at risk, up to 100 percent, should diluted earnings per share not equal or exceed $4.00 in the year 2000. The amount at risk will be deducted from compensation over three years and is converted to units equivalent to common stock using a $47.75 share price, the closing price of the corporation's common stock on the date the plan was approved by the board of directors. Participants could be awarded up to four times the number of units at risk for each of the years 1999 and 2000, depending on the extent to which the goals of the plan are exceeded. Participants will also be credited with dividend-equivalents in the form of additional units. Payments under the plan will be in cash and are scheduled for 2002, 2003 and 2004. Failure to meet the requirements of the plan will result in forfeiture of the amounts at risk.

FIFTEEN
Stockholders' Equity
  Subject to the following discussion, each outstanding share of common stock has identical rights in voting on corporate matters, dividends when declared, liquidation and other corporate matters.
  Each outstanding share of common stock bears one Right entitling its holder, under certain circumstances, to buy a share of common stock at a purchase price of $37.67 (subject to adjustment). The Rights may not be exercised until 10 days after a person or group acquires 20 percent or more of UCC's common stock, or until a date determined by the board of directors following announcement of a tender offer that, if consummated, would result in 20 percent or more ownership of the common stock. Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.
  Should an acquirer become the beneficial owner of 20 percent of the common stock, and under certain additional circumstances, the corporation's stockholders (other than the acquirer) would have the right to buy common stock in Union Carbide Corporation, or in the surviving enterprise if the corporation is acquired, having a value equal to two times the purchase price of the Right then in effect.
  The Rights will expire on Aug. 31, 1999, unless redeemed prior to that date. The redemption price is $0.01 per Right.
  On July 23, 1997, the board of directors of the corporation increased the number of shares that may be repurchased under the existing common stock repurchase program to 60 million shares.
  Through Dec. 31, 1997, the corporation had repurchased 49.3 million shares since inception of the program in 1993 (7.0 million during 1997) at an average effective price of $34.69 per share. The corporation will continue to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions.
  In conjunction with the corporation's common stock buyback program, put options were sold in a series of private placements entitling the holders to sell 12.9 million shares of common stock to UCC at specified prices upon exercise of the options. Since inception of this program through Dec. 31, 1997, options representing 9.8 million common shares have expired unexercised, while options representing 3.1 million shares were exercised for $129 million, or an average price of $40.94 per share. No options were outstanding at Dec. 31, 1997. Premiums received since inception of the program, which are recorded as Additional paid-in capital, have reduced the average price of repurchased shares to $34.69 per share from $34.97.


SIXTEEN
Leases
  Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Millions of dollars,
year ending December 31,
1998                             $ 62
1999                               58
2000                               53
2001                               50
2002                               58
Subsequent to 2002                186
Total minimum payments            467
Future sublease rentals            81
Net Minimum Rental Commitments   $386

  The present value of the net minimum rental payments amounts to $303 million, of which $214 million pertains to the corporation's headquarters lease. Total lease and rental payments (net of sublease rental of $21 million in 1997 and $20 million in 1996 and 1995) were $54 million, $53 million and $67 million for 1997, 1996 and 1995, respectively.
  During 1995 the corporation recognized a nonrecurring, noncash charge of $191 million ($134 million after-tax) for future minimum lease payments on unused office space, primarily at the corporation's headquarters. The headquarters charge reflects the pro rata costs of unused office space over the remaining term of the lease, which runs to 2006, less anticipated net sublease income. Neither the expected future costs nor expected net sublease revenues were discounted.

SEVENTEEN
Commitments and Contingencies

Purchase Agreements o The corporation has three major agreements for the purchase of ethylene-related products and two other purchase agreements in the U.S. and Canada. Total purchases under these agreements were $245 million, $233 million and $251 million in 1997, 1996 and 1995, respectively. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1997 (at current exchange rates, where applicable) is presented in the following table.

Millions of dollars,
year ending December 31,
1998                             $ 69
1999                               60
2000                               31
2001                               23
2002                               20
2003 to expiration of contracts    88
Total                            $291

Environmental o The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or remediate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals in current dollars for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
  At Dec. 31, 1997, the corporation had established environmental remediation accruals in the amount of $264 million ($310 million in 1996). These accruals have two components, estimated future expenditures for site investigation and cleanup and estimated future expenditures for closure and postclosure activities. In addition, the corporation had environmental loss contingencies of $159 million at Dec. 31, 1997.
  The corporation has sole responsibility for the remediation of approximately 36 percent of its environmental sites for which accruals have been established. These sites are well advanced in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1997, included $197 million for these sites ($222 million at Dec. 31, 1996), of which $79 million ($92 million at Dec. 31, 1996) was for estimated future expenditures for site investigation and cleanup and $118 million ($130 million at Dec. 31, 1996) was for estimated future expenditures for closure and postclosure activities. In addition, $87 million of the corporation's environmental loss contingencies at Dec. 31, 1997, related to these sites. The site with the largest total potential cost to the corporation is a nonoperating site. Of the above accruals, this site accounted for $31 million ($32 million at Dec. 31, 1996), of which $17 million ($18 million at Dec. 31, 1996) was for estimated future expenditures for site investigation and cleanup and $14 million ($14 million at Dec. 31, 1996) was for estimated future expenditures for closure and postclosure activities. In addition, $20 million of the above environmental loss contingencies related to this site.
  The corporation does not have sole responsibility at the remainder of its environmental sites for which accruals have been established. All of these sites are in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1997, included $67 million for estimated future expenditures for site investigation and cleanup at these sites ($88 million at Dec. 31, 1996). In addition, $72 million of the corporation's environmental loss contingencies related to these sites. The largest two of these sites are also nonoperating sites. Of the above accruals, these sites accounted for $29 million ($37 million at Dec. 31, 1996) for estimated future expenditures for site investigation and cleanup. In addition, $20 million of the above environmental loss contingencies related to these sites.
  Worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $100 million in 1997, $110 million in 1996 and $138 million in 1995.

Other o The corporation has severally guaranteed 45 percent (approximately $606 million at Dec. 31, 1997) of EQUATE Petrochemical Company's debt and working capital financing needs until certain completion and financial tests are achieved. If these tests are met, a $54 million several guarantee will provide ongoing support thereafter. The corporation also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, through Sept. 30, 1998, substantially all of its several guarantee of EQUATE's debt.
  The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1997, totaling $63 million, of which $31 million related to guarantees of debt.

Litigation o The corporation is one of a number of defendants named in approximately 4,900 lawsuits in both Federal and state courts, some of which have more than one plaintiff, involving silicone breast implants. The corporation was not a manufacturer of breast implants but did supply generic bulk silicone materials to certain manufacturers. Also, the corporation in 1990 acquired and in 1992 divested the stock of a small specialty silicones company that, among other things, supplied silicone gel intermediates and silicone dispersions for breast implants. In 1993 most of the suits that were brought in Federal courts were consolidated for pretrial purposes in the United States District Court, Northern District of Alabama.
  In 1995, the District Court approved a settlement program proposed by certain defendants, including the corporation. In August 1997, the court ruled that all claims based solely on the supply of generic bulk silicone materials should be dismissed against the corporation. That decision is final with respect to cases in Federal courts, but does not affect the corporation's participation in the settlement program. Based on the corporation's understanding of the number of claims that were properly filed under the settlement, the corporation estimates that its maximum expenditures under the program should not exceed $100 million prior to insurance recovery. Although insurance coverage is subject to issues as to scope and application of policies, retention limits, exclusions and policy limits, and the insurers have reserved their right to deny coverage, the corporation believes that after probable insurance recoveries neither the settlement nor litigation outside the settlement will have a material adverse effect on the consolidated financial position of the corporation.
  In addition to the above, the corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to, product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts, and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
  The corporation has recorded nonenvironmental litigation accruals of $184 million, and related insurance recovery receivables of $147 million. At Dec. 31, 1997, the corporation had nonenvironmental litigation loss contingencies of $57 million.
  While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income in the future.

Management's Statement of Responsibility for Financial Statements
  Union Carbide Corporation's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
  The corporation maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system must not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
  The corporation's financial statements are audited by KPMG Peat Marwick LLP, independent certified public accountants, in accordance with generally accepted auditing standards. These standards provide for the auditors to consider the corporation's internal control structure to the extent they deem necessary in order to issue their opinion on the financial statements.
  The Audit Committee of the board of directors, which consists solely of nonemployee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee recommends to the board of directors the selection of the independent auditors, which is submitted to the stockholders for ratification. The Audit Committee periodically meets with the independent auditors, management and internal auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

William H. Joyce                              John K. Wulff
Chairman, President and                       Vice-President, Chief Financial
Chief Executive Officer                       Officer and Controller

Danbury, Conn.
Jan. 16, 1998


Independent Auditors' Report
To the Stockholders and Board of Directors of Union Carbide Corporation:
  We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1997, in conformity with generally accepted accounting principles.

                                              KPMG Peat Marwick LLP
Stamford, Conn.
Jan. 16, 1998

Corporate Information

1998 Annual Meeting
  The 1998 annual meeting of stockholders will be held on Wednesday, April 22, at the John C. Creasy Health Education Center, 24 Hospital Ave., Danbury, CT 06810, beginning at 10 A.M.
  A notice of the annual meeting, a proxy statement and a proxy voting card will be mailed to each stockholder in March, together with a copy of the current annual report.

General Offices
  The general offices of Union Carbide Corporation are located at 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-2000).

Stock Exchanges
  Union Carbide stock is traded primarily on the New York Stock Exchange (ticker symbol: UK). The stock is also listed on the Chicago and Pacific Stock Exchanges in the U.S.

Stock Records and Transfer
  The corporation acts as its own stock transfer agent through its Shareholder Services Department, which maintains stockholder records, transfers stock and answers questions regarding stockholders' accounts, including dividend reinvestment accounts. Stockholders wishing to transfer stock to someone else or to change the name on a stock certificate should contact Shareholder Services for assistance. The Registrar is Chase Mellon Shareholder Services.

Dividend Reinvestment
  Stockholders of record may purchase shares directly through Union Carbide's Dividend Reinvestment and Stock Purchase Plan. Under the plan, shares may be purchased from Union Carbide free of commissions and service charges.
  Requests for a prospectus that explains the plan in detail should be directed to the Shareholder Services Department (Telephone: 800-934-3350).

Form 10-K
  A Form 10-K report for the year ended Dec. 31, 1997, will be available in April 1998. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Joseph E. Geoghan, secretary, 39 Old Ridgebury Road, Danbury, CT 06817-0001.

Charitable Contributions Booklet
  Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $250 or more from the corporation. The booklet is available on written request to the secretary.

RESPONSIBLE CARE Progress Report
  This report covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and other worldwide locations, RESPONSIBLE CARE goals, and progress Carbide made in 1997 as it completed implementation of RESPONSIBLE CARE management practices. To obtain a copy, write to Union Carbide Corporation, Public Affairs Department, Section L-4505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 800-552-
5272).

Inquiries
o Inquiries from the public about Union Carbide and its products and services should be directed to the Corporate Information Center, Union Carbide Corporation, Section N-0, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-5300).

o Inquiries about stockholder accounts and dividend reinvestment should be directed to Union Carbide Corporation, William H. Smith, manager, Shareholder Services Department, Section G-1328, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-3350).

o Institutional investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E-4286, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-
6440).

o Financial journalists should direct questions to Union Carbide Corporation, David N. Kernis, assistant director, communications, Public Affairs Department, Section L-4502, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-6929).

o Information about Union Carbide also may be found on the company's home page on the Internet at www.unioncarbide.com. Union Carbide's site provides information in five categories: general, financial, business, RESPONSIBLE CARE and recruitment.

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

Joseph E. Geoghan is vice-president, general counsel and secretary of Union Carbide Corporation and has been a director since 1990. He serves on the Executive and Public Policy Committees.

Rainer E. Gut is chairman of Credit Suisse Group, Zurich, Switzerland, Credit Suisse First Boston and Credit Suisse. A UCC board member since 1994, he is a member of the Compensation & Management Development, Finance & Pension and Nominating Committees.

Vernon E. Jordan, Jr. is a senior partner of Akin, Gump, Strauss, Hauer & Feld LLP. He is chairman of the Nominating Committee and a member of the Executive, Finance & Pension and Public Policy Committees. He has been a board member since 1987.

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

James M. Ringler is a director and chairman, president and chief executive officer of Premark International, Inc. Elected a director in 1996, he is a member of the Compensation & Management Development and the Finance & Pension Committees.

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

Roger B. Staub
Vice-President, General Manager, UNIPOL Systems

John K. Wulff
Vice-President, Chief Financial Officer and Controller

Other Senior Management
Eugene J. Boros
Vice-President, General Manager, Specialty Polymers and Products, UCAR Emulsion Systems

David L. Brucker
Vice-President, Engineering and Operations

Ron J. Cottle
Vice-President, Health, Safety and Environment

John L. Gigerich
Vice-President, Information Systems

Kevin P. Lynch
Vice-President, General Manager, UNIPOL Polymers

Philip F. McGovern
Vice-President, Tax

Gordon D. Mounts
Vice-President, General Manager, Industrial Performance Chemicals

F. Don Ryan
Vice-President, General Manager, Specialty Polyolefins and Vice-President, Purchasing

Lee C. Stewart
Vice-President and Treasurer

Vince F. Villani
Vice-President, General Manager, Olefins

Donald R. Wood
Vice-President, Polypropylene Resins

John P. Yimoyines
Vice-President, Venture Management

Union Carbide Around the World
(Excluding partnership or corporate joint venture locations)

United States &
Puerto Rico
California
Colorado
Connecticut
District of Columbia
Georgia
Illinois
Louisiana
New Jersey
New York
North Carolina
Texas
Vermont
Washington
West Virginia
Puerto Rico

Canada
Alberta
Ontario
Quebec

Europe
Austria
Belgium
France
Germany
Italy
Russia
Spain
Sweden
Switzerland
Turkey
United Kingdom

Latin America
Argentina
Brazil
Chile
Colombia
Costa Rica
Ecuador
Guatemala
Mexico
Peru
Venezuela

Far East & Other
Australia
China
Egypt
Hong Kong
Indonesia
Japan
Jordan
Malaysia
Morocco
Philippines
Singapore
South Africa
South Korea
Sri Lanka
Taiwan
Thailand
United Arab Emirates


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

CARBITOL, CARBOWAX, CELLOSIZE, CELLOSOLVE, CYRACURE, FLEXOL, FLEXOMER, NEULON, NORKOOL, LP OXO, POLYOX, POLYPHOBE, SELEXOL, TERGITOL, TONE, TRITON, TUFLIN, UCAR, UCARSOL, UCARTHERM, UCON, UCURE, UNICARB, UNIPOL, and UNION CARBIDE are registered trademarks of Union Carbide Corporation.

RESPONSIBLE CARE is a registered service mark of the Canadian Chemical Producers Association and the Chemical Manufacturers Association.

EQUATE is a trademark of EQUATE Petrochemical Company K.S.C. of Kuwait.

(Inside back cover)
Printed on Recycled, Recyclable Paper.
Printed in U.S.A.

(Back cover)
(The back cover depicts a hexagon containing the words "Union Carbide".)

Union Carbide Corporation
39 Old Ridgebury Road
Danbury, Connecticut 06817-0001

UC-1389