Form 10-K, Exhibit 13
period 1998-12-31
UNION CARBIDE CORP /NEW/
filed 1999-03-25
CIK 100790

Exhibit 13

                        Union Carbide Corporation
                           1998 Annual Report



(The cover)

Union Carbide Corporation
1998 Annual Report

(Inside front cover)

Table of Contents

Financial Highlights/At a Glance
   1  Summary comparison of 1998 and 1997 results
Chairman's Letter
   2 Bill Joyce on performance in 1998, strategic objectives and long-term outlook
Principal Products & Services
   4 Description of the Specialties & Intermediates and Basic Chemicals & Polymers segments
Chemical Glossary
   6 Chemicals and polymers used in Carbide's businesses Management's Discussion & Analysis
   7  Results of Operations
  16  Liquidity, Capital Resources and Other Financial Data
  17  Debt Ratios
Selected Financial Data
  18  Summary financial history of the past 11 years
Financial Statements
  20  Consolidated Balance Sheet
  21  Consolidated Statement of Income
  22  Consolidated Statement of Stockholders' Equity
  24  Consolidated Statement of Cash Flows
  25  Notes to Financial Statements
  44 Management's Statement of Responsibility for Financial Statements
  44  Independent Auditors' Report
Quarterly Data
  45  Summary comparison of quarterly 1998 and 1997 results
Corporate Information
  46 Important dates, names, addresses, telephone numbers and other information
Directors and Corporate Officers
  47 List of directors, corporate officers and other senior management
Union Carbide Around the World
  48  List of worldwide locations
Definition of Terms
  48  Definition of nonchemical terms

Cautionary statement: All statements in this annual report that do not reflect historical information are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (as amended). Forward-looking statements include statements concerning plans; objectives; strategies; anticipated future events or performance; sales; cost, expense and earnings expectations; the Year 2000 issue; the euro; interest rate and currency risk management; the chemical markets in 1999 and beyond; cost reduction targets; the corporation's share price; earnings and profitability targets; development, production and acceptance of new products and process technologies; ongoing and planned capacity additions and expansions; joint ventures; Management's Discussion & Analysis; and any other statements that do not reflect historical information. Such forward-looking statements are subject to risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include the supply/demand balance for the corporation's products; customer inventory levels; competitive pricing pressures; feedstock availability and costs; changes in industry production capacities and operating rates; currency exchange rates; interest rates; global economic conditions, particularly in Asia and Latin America; disruption in transportation facilities; competitive technology positions; failure by the corporation to achieve technology objectives, achieve cost reduction targets or complete projects on schedule and on budget; and inability to obtain new customers or retain existing ones.

Financial Highlights

Dollar amounts in millions
  (except per share figures)                     1998      1997  % Change
For the Year
Net sales                                      $5,659    $6,502       (13)
Operating profit                                  803     1,045       (23)
Income before cumulative effect of
  change in accounting principle                  403       676       (40)
  Per common share - basic                       2.98      5.02       (41)
  Per common share - diluted                     2.91      4.53       (36)
Net income - common stockholders                  403       652       (38)
  Per common share - basic                       2.98      4.89       (39)
  Per common share - diluted                     2.91      4.41       (34)
Cash dividends on common stock                    122       100        22
  Per common share                               0.90    0.7875        14
Capital expenditures                              782       755         4
At Year-End
Total assets                                   $7,291    $6,964         5
Total debt                                      2,222     1,887        18
Stockholders' equity                            2,449     2,348         4
  Per common share                              18.46     17.15         8
Common shares outstanding (thousands)         132,686   136,944        (3)
Common stockholders of record                  45,775    47,713        (4)
Employees                                      11,627    11,813        (2)

At a Glance
Union Carbide Corporation is a worldwide chemicals and polymers company. The company possesses many of the industry's most advanced process and catalyst technologies and some of the most cost-efficient, large-scale production facilities in the world. In addition to its consolidated operations, the corporation participates in partnerships and corporate joint ventures whose combined net sales totaled approximately $4.1 billion in 1998.

Union Carbide operates two business segments:
Specialties & Intermediates, which accounted for 73 percent of customer revenues in 1998, produces a broad range of products, including specialty polyolefins used in wire and cable insulation; surfactants for industrial cleaners; catalysts for the manufacture of polymers; acrolein and derivatives; water-soluble polymers; cellulose-, glucose- and lanolin-based materials for personal care products; specialty coatings; acrylic and vinyl acrylic latex used in paints and adhesives; solvents; vinyl acetate monomer, and ethylene oxide derivatives. This segment also licenses olefins-based technologies and offers other specialized technology licensing and services.

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

Union Carbide's leading end markets as a percentage of sales are:
  Paints, coatings and adhesives        22
  Packaging and consumer plastics       18
  Wire and cable                        14
  Textile                                7
  Household and personal care            7
  Automotive, including antifreeze       5
  Agriculture and food                   4
  Oil and gas                            3
  Industrial cleaners                    2

(Contained in the left hand margin is a picture of William H. Joyce, Chairman, President and Chief Executive Officer.)

Chairman's Letter

The year just ended was a tough one to be in the chemical business. The cyclical downturn already under way as the year began accelerated faster in 1998 than many had anticipated.
  At year-end 1998, prices of commodity chemicals and plastics had fallen more than 30 percent from the beginning of the year. Margins for those products declined during the year, and so did earnings. By year-end, average commodity chemical margins had shrunk to levels not seen since 1993, the trough of the last chemical industry business cycle.
  Asia's already foundering economies curtailed chemical exports to that key market in 1998, further aggravating the global supply/demand imbalance. A strong dollar only worsened the export picture.
  Union Carbide's results reflected the problems. Net sales declined 13 percent from the prior year, to $5.7 billion. Net income available to common stockholders declined 38 percent, to $403 million, and diluted earnings per share fell 34 percent, to $2.91.
  After strong, double-digit earnings improvement in the early through mid-90s, growth of our Specialties & Intermediates (S&I) segment lost momentum. Segment earnings from operations showed little improvement in 1998, due mainly to the Asian crisis. This greatly affected Wall Street's outlook for our stock. Although Carbide stock substantially under-performed the major stock averages, its performance, virtually flat for the year, exceeded the S&P chemicals index, which fell 8.3 percent.
  No one can say for certain when chemical markets will recover. But in the meantime, Carbiders will be working hard to repeat the dramatic turnaround they achieved in the early 90s, when Wall Street was similarly pessimistic about Carbide's prospects going into the low point of the last chemical business cycle.
  Throughout all of our businesses, Carbide people concentrated on increasing volume and cutting costs. For several years our performance exceeded everyone's expectations and our stock performance led the Dow industrials.
  Although times have been hard lately across the industry, none of us is satisfied with Carbide's performance in recent years. We are also convinced that Carbide has the potential, and the means, for substantial improvement.
  First, we have all the capacity we need for rapid volume growth. We've added nearly 6 billion pounds of capacity since 1994, much of it underused last year. Moreover, it is highly cost-effective capacity based on Carbide's proprietary process technologies and should make a substantial contribution to results when operating rates return to normal.
  With this extra capacity already in hand, Carbiders know that we need to outsell and outperform competitors and to convince customers that, in Carbide, they have the industry's most efficient and reliable supplier.

Intensified Focus on Cost Reduction
In addition to growth potential, we also believe that our intensified focus on cost reduction should enable Carbide's earnings to begin their recovery even before the chemical business cycle turns up. Carbide people have exceeded our cost reduction expectations in virtually every year since we began to implement our profit improvement initiatives, and they did so again in 1998.
  Our cost reduction and profit improvement program is well ahead of schedule on the way to our $1.1 billion savings target by the year 2000. Our redoubled efforts to control expenses should see more of those savings reach the bottom line, and we continue to look for new opportunities to raise the target.
  Carbide will be operating in a very tough business environment for the next year or two. Although we've not abandoned our Year 2000 earnings target of $4.00 per share, reaching it will be a considerable challenge. And barring some dramatic upturn in world chemical markets, which few expect to happen soon, Carbide does not expect to earn the target $4.00 in 1999. But we'll be in a much better position to make the most of the difficult conditions we anticipate, having dealt with several issues and projects whose costs were a further drain on 1998 earnings.
  For one, our new ethylene propylene rubber (EPR) facility, which had been out of service for the year for major engineering modifications, was up and running at year-end. Given the facility's unique competitive advantages, we expect EPR sales to grow rapidly and the business to begin generating operating profits by year-end.
  Our Taft olefins facility, which was out of service for much of the second half of 1998 to complete an expansion and scheduled maintenance, should be operating for the full year in 1999. And we believe we have the operating problems behind us that extended startup and curtailed production at our EQUATE joint venture in Kuwait.
  Earnings should also benefit in 1999 from a decline in costs for implementing Powernet, our information technology initiative under way for the past several years. In addition to correcting Year 2000 systems problems, Powernet will improve efficiency and reduce costs by integrating planning, order entry, procurement, production, distribution and financial systems across the global enterprise. By year-end 1998, Powernet was operational at all major domestic locations.

  Our Powernet systems conversion appears to be the most comprehensive such change attempted by any chemical company. When fully operational, it should enable us to provide a level of service to customers impossible to achieve before Powernet and unsurpassed in our industry.

The Next Peak
Looking past the cyclical trough, our improved cost base, along with highly competitive new facilities, should enable earnings to reach new highs in the next cyclical peak. The new facilities, including our share of joint ventures, will increase our capacity about 50 percent compared with the 1995 peak.
  Our ethylene and polyethylene projects in Alberta are moving ahead on target. Our 1.3 billion-pound-capacity UNIPOL polyethylene plant at Prentiss, Alberta, is scheduled for completion in 2000. With its large size, leading-edge process technology and access to low-cost ethylene from the 2.8 billion-pound-capacity facility we are building nearby with NOVA Chemicals Ltd., the Prentiss plant should be a highly competitive supplier in its North American target markets.
  Construction of our joint venture petrochemical complex in Malaysia is scheduled for completion in late 2001. We expect the venture, with Petroliam Nasional Berhad, the national oil company of Malaysia, to be Southeast Asia's most competitively advantaged producer of a broad range of chemicals, with the potential for excellent returns when growth resumes in the region.
  Prospects for the venture, recently named the OPTIMAL Group, are further enhanced as other companies have canceled or postponed their own Southeast Asian chemical projects that would not have had OPTIMAL's feedstock or other advantages. Given OPTIMAL's strengths and the favorable competitive environment we expect, we remain confident that our Asian joint venture is the right one in the right place at the right time.
  We are also enthusiastic about the progress of Univation Technologies, LLC, our polyolefins technology joint venture with Exxon Chemical Company. The venture has announced that, since its inception in 1997, five companies worldwide have selected the UNIPOL Process for polyethylene and two for polypropylene. And some of the polyethylene projects include the venture's proprietary metallocene catalysis and capacity expansion technologies.
  Advanced catalysts such as metallocenes offer polyethylene producers extraordinary control of the molecular architecture of their products and the ability to meet the needs of almost any plastics market with the right cost and combination of toughness and other properties. The ability to tailor polymers for a range of new uses opens new markets and new opportunities for growth.
  We were pleased in November to have the Court of Appeal of England affirm the proprietary nature of Union Carbide's "condensing mode" technology, which is employed in our UNIPOL polyethylene process to significantly boost reactor performance. The favorable ruling affirms that UNIPOL remains the industry's leading polyethylene technology.
  So despite the hard times in 1998, in many areas we made progress that should ensure a more productive and profitable future. Yet all of us in the chemical business and, we believe, most stockholders, understand that progress means little in our business unless accompanied by progress in safety and environmental performance.
  Carbide registered some gains in 1998 and substantially improved over performance of the early 90s. But we would have liked to have done better.
  For the seventh year in a row, there were no major process incidents at any of our facilities. While the number of accidental releases matched our lowest on record, the volume of material in those incidents was unacceptably high. Tragically, we also suffered a fatality, our first at a U.S. facility in more than six years, when an employee at our plant in Taft, La., died from nitrogen asphyxiation.
  We are giving high priority under our RESPONSIBLE CARE commitment to improving our personnel safety performance and reducing the volume and number of accidental releases.
  We take our health, safety and environmental responsibilities seriously and I am pleased to report that Carbide received an Environmental Partnership award in 1998 from the U.S. Environmental Protection Agency for our work with Federal and state environmental protection agencies to clean up a Superfund site in Marietta, Ohio.
  Finally, I would like to note two changes in the composition of our board of directors.
  Joseph E. Geoghan, who was also vice president, general counsel and secretary, retired at year-end 1998 after a distinguished 41-year career with Union Carbide. Joe is a supremely capable corporate lawyer whose devoted service to Carbide and wise counsel to management will be sorely missed.
  I am pleased to welcome Paul J. Wilhelm, president of the U.S. Steel Group of USX Corporation and a USX director, who was elected to the Carbide board, effective Dec. 1, 1998.


  William H. Joyce
  February 25, 1999

Principal Products & Services

Specialties & Intermediates

  Union Carbide's Specialty Polymers and Products group manufactures and markets numerous specialty products. Many of its technologies are targeted for sharply defined market segments.

Specialty Polymers and Products
- Specialty Industrial Products produces acrolein and derivatives, important in a range of products from biocides to animal feed supplements; ethylidene norbornene (ENB), used in the production of ethylene propylene rubber for roofing and automotive parts; and specialty ketones, used as solvents and intermediates in herbicide, drug and vitamin manufacture.
- Performance Polymers produces POLYOX water-soluble resins, used in personal care products, drug formulations, inks, textiles and plastics. The business also produces polyvinyl acetate resins, used in such widely diverse applications as chewing gum, molded automotive body parts, bathroom fixtures, business-machine housings, coatings and adhesives.
- Coating Materials produces, among other products, UCAR solution vinyl resins, used in coatings for beverage and food cans, bottle caps and closures; in maintenance coatings used on bridges, storage tanks and oceangoing vessels; in printing inks for vinyl shower curtains, wallpaper and furniture; and in magnetic recording tape. Products also include CELLOSIZE hydroxyethyl cellulose thickeners, used in interior and exterior paints and personal care products; TONE caprolactone-based materials, used in fabric coatings, orthopedic cast and splint materials, automotive primers and topcoats and biodegradable bags for compostable materials; cycloaliphatic epoxides for electric utility equipment such as insulators and transformers; CYRACURE products for ultraviolet-cured coatings and inks; and FLEXOL plasticizers, made from soybean and linseed oils, used to keep plastic products soft and pliable.
- Amerchol Corporation, a Union Carbide subsidiary, manufactures and sells a wide variety of cellulose-, glucose- and lanolin-based materials for shampoos, skin lotions and other personal care products.

UCAR Emulsion Systems makes products used in interior and exterior house paints, adhesives and sealants. They include UCAR POLYPHOBE rheology modifiers, used to thicken coatings, and UCAR latex products, used as binders and to improve exterior durability, scrub and stain resistance and adhesion.

Specialty Polyolefins manufactures a variety of performance polyolefin products marketed worldwide. Chief among these are polyolefin-based compounds for high-performance insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable. Other Specialty Polyolefins products are used in adhesives, laminating film and flexible tubing.

UNIPOL Systems develops and licenses UNIPOL Process technology - the industry's most versatile method of manufacturing polyethylene and polypropylene - for producers worldwide. The business also develops new process technology for the manufacture of other olefins-based polymers, such as ethylene propylene rubber, which it produces and markets to rubber products manufacturers, and sells catalysts to UNIPOL Process licensees worldwide. Licensing of the UNIPOL PE and PP Processes, as well as the development of new polyethylene technologies, such as metallocene catalysts and Super Condensed Mode Technology, is handled through Univation Technologies, LLC, a joint venture of Union Carbide and Exxon Chemical Company.

Industrial Performance Chemicals manufactures and sells a broad range of ethylene oxide derivatives and formulated glycol products for specialty applications. These include CARBOWAX polyethylene glycols, nontoxic, biodegradable, water-soluble products with a wide range of applications in the pharmaceutical, personal care, household, textile-processing, wood preservation, ceramic and industrial markets; ethanolamines, for detergents, personal care products such as bath soap, agricultural products and natural gas conditioning and refining; ethyleneamines, for fuel, lubricant and motor-oil additives, adhesives, corrosion inhibitors, cleaning materials and many industrial uses; TRITON and TERGITOL specialty and commodity surfactants, for use in institutional, industrial and household cleaning products; formulations for personal care products, and in industrial processes for textiles, paper, paints and coatings and many other products; UCON fluids and lubricants, for use in brake fluids and fire-resistant hydraulic fluids, used in heavy-duty machinery and off-highway equipment and in automotive air conditioning systems with non-ozone-depleting coolants; alkyl alkanolamines for water-treating chemicals, surfactants, fabric softeners, pharmaceuticals, and natural-gas and boiler-water conditioning; and gas-treating chemicals, including SELEXOL and UCARSOL solvents, used to lower corrosion rates and increase efficiency in removing carbon dioxide and sulfur derivatives from natural and refinery gases. Formulated glycol products include UCAR aircraft and runway deicing and anti-icing fluids, which remove or prevent formation of ice, snow and frost on aircraft and runway surfaces; UCARTHERM heat-transfer fluids, which help to distribute heat and cooling effects and inhibit corrosion in heating, ventilation and refrigeration systems; and NORKOOL industrial products, used as coolants, corrosion inhibitors and cleaners in gas compressor stations, generators and large engines.

Solvents, Intermediates and Monomers supplies one of the chemical industry's broadest product lines to the paints and coatings markets and also serves the cosmetics and personal care, adhesives, household and institutional products, pharmaceuticals and agricultural markets. Products include oxo aldehydes, acids and alcohols, used as chemical intermediates and industrial solvents and in herbicides, plasticizers, paint dryers, jet-turbine lubricants, lube oil additives, perfumes and food and feed preservatives; esters, which serve as solvents in industrial coatings and printing inks and in the manufacturing processes for pharmaceuticals and polymers; CARBITOL and CELLOSOLVE solvents, used in high-technology coatings applications such as primers and industrial finishes for the automotive, packaging and furniture markets, as jet-fuel additives and grease cutters for household and industrial cleaners and in UCON and EMKADIXOL brake fluids; ketones, including methyl isobutyl ketone, used as solvents for vinyl resins, industrial lacquers and pharmaceuticals and as intermediates for dyes and rubbers chemicals; monomers, such as vinyl acetate, and acrylic esters, widely used in the production of latex paints, paper coatings, adhesives, textile binders and floor and shoe polishes; alcohols, such as ethanol and isopropanol, used as solvents and intermediates in materials used to produce coatings, inks, herbicides, petroleum additives and synthetic lubricants, and also widely used as solvents for personal care products such as perfumes, deodorants and hair sprays, and in the preparation of mouthwashes, detergents, disinfectants and polishes; and the UNICARB System, a pollution-reducing technology that can cut costs and reduce volatile organic compounds (VOCs) in spray-applied coatings by up to 80 percent.

Basic Chemicals & Polymers

Union Carbide's Hydrocarbons group manufactures about two thirds of the company's ethylene requirements and almost one third of its propylene requirements. Ethylene and propylene are the key raw materials for many of Union Carbide's businesses.

Union Carbide is the world's leading producer of ethylene oxide and ethylene glycol, supplied by the Ethylene Oxide/Glycol group. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants and other performance chemicals and polymers; di- and triethylene glycol, used in natural gas-drying and other moisture-removing applications and as softeners for paper, cork, glue and bookbinding; and tetraethylene glycol, for removing impurities from raw materials used in making plastics, synthetic rubber and dyes. Ethylene glycol is used extensively in the production of polyester fiber, resin and film, automotive antifreeze and engine coolants, and aircraft anti-icing and deicing fluids.

Union Carbide is a leading manufacturer of polyethylene, the world's most widely used plastic. UNIPOL Polymers produces and markets linear low-, medium- and high-density polyethylenes, used in high-volume applications such as housewares, milk and water bottles, grocery sacks, trash bags, packaging, water and gas pipe, and FLEXOMER very low-density resins, used as an impact modifier in other polymers and to produce flexible hose and tubing, frozen-food bags and stretch wrap.

Carbide's Polypropylene Resins business manufactures and sells polypropylene, one of the world's largest-volume, fastest-growing plastics. End-use applications include carpeting and upholstery, apparel, packaging films, food containers such as dairy products cups, housewares and appliances, heavy-duty tapes and ropes, and automobile interior trim and panels.

For a summary of business and geographic segment data, see Note 6 to the consolidated financial statements and Management's Discussion & Analysis, beginning on page 7.

For a summary of the corporation's joint ventures, see Note 9 to the consolidated financial statements and Management's Discussion & Analysis on pages 10 through 13.

Chemical Glossary

Alcohols - Chemicals, such as butanol, ethanol and isopropanol, that serve as solvents and intermediates for the manufacture of personal care products, pharmaceuticals, paints and coatings, herbicides, petroleum additives and synthetic lubricants.

Biocides - Chemicals used to control or inhibit the growth of bacteria, algae, fungi and mold.

Chemical Intermediates - Chemicals formed or introduced as an intermediate step between the starting material and the final product in chemical processing. Examples are:
- Acrolein, used to make biocides, animal feed supplements and coatings resins.
- Esters, made by reacting alcohols and acids, used primarily as solvents in paints and coatings, ink and pharmaceuticals.
- Ethanolamines, reaction products of ethylene oxide and ammonia, used in detergents and other cleaning materials, in personal care products, agricultural products and for removal of sulfur and other impurities from natural gases.
- Ethyleneamines, made from ethylene oxide or ethylene dichloride, used in many industrial products, including fuel, lubricant and motor oil additives, adhesives, wet-strength paper resins and paints.

Ethylene Glycol - Chemical made from ethylene oxide and water, used to make polyester resins, film and fiber, automotive antifreeze and engine coolants, and aircraft deicing/ anti-icing fluids.

Ethylene Oxide - Chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, water-soluble polymers for personal care products and surfactants for detergents and cleaning products.

Glycol Ethers - Solvents used in higher-technology coating applications, such as finishes for the automotive market, and in noncoating applications, such as hard-surface cleaners, military jet fuels and brake fluids.

Ketones - Chemicals, such as acetone, used as solvents for resins, lacquers and pharmaceuticals, and as intermediates for resins, dyes and rubber chemicals.

Monomer - Chemical that can be converted into a polymer. For example, ethylene is a monomer that is made into polyethylene.

Olefins - Generic name for unsaturated hydrocarbons made from components of petroleum or natural gas. Examples are:
- Ethylene and Propylene, chemicals derived from natural gases or petroleum components, and the starting materials from which most of Union Carbide's chemicals and polymers are made.

Oxo Alcohols, Aldehydes and Acids - Chemicals Carbide manufactures via its LP OXO Process, such as butanol and propionic acid, which are used as chemical intermediates and industrial solvents.

Polymers - Chains or networks of linked monomers. Plastics are polymers. Examples are:
- Polyethylene, the world's most widely used plastic, made by the reaction of ethylene and, optionally, other olefins. It is used in hundreds of consumer and industrial products, including grocery and trash bags, waste containers, housewares, bottles, drums, food packaging and wire and cable insulation and jacketing. Union Carbide produces most of its polyethylene via UNIPOL Process technology, developed by the corporation in the early 1970s, which is licensed to polyethylene makers around the world.
- Polypropylene, a fast-growing, high-volume plastic made from the reaction of propylene and, optionally, other olefins. The broad range of applications includes lawn furniture, carpet fiber and backing, food containers, toys, appliance housings and binding materials. Much of Union Carbide's production is via the UNIPOL PP Process, also licensed around the world.

Solvents - Chemicals used to dissolve or absorb other chemicals. For example, ketones, esters, alcohols and glycol ethers are effective solvents commonly used in paints and coatings.

Surfactants - Chemicals that increase the cleaning and wetting properties of household and industrial cleaners and detergents. They are used also in textile and paper processing, paints, agricultural products, cosmetics, shampoos and other personal care products. Carbide makes most of its surfactants from ethylene oxide and alcohols.

Management's Discussion & Analysis

Results of Operations

Millions of dollars (except per share figures),
  for the year ended December 31,                       1998    1997    1996
Net sales                                             $5,659  $6,502  $6,106
Operating profit(a)                                      803   1,045     921
Interest expense                                         114      79      76
Income before provision for income taxes                 689     966     845
Income before cumulative effect of change
  in accounting principle                                403     676     593
Net income                                               403     659     593
Net income - common stockholders                         403     652     583
Per share - basic
  Income before cumulative effect of change
    in accounting principle                           $ 2.98  $ 5.02  $ 4.43
  Net income - common stockholders                      2.98    4.89    4.43
Per share - diluted
  Income before cumulative effect of change
    in accounting principle                             2.91    4.53    3.90
  Net income - common stockholders                      2.91    4.41    3.90

(a) See Note 6 to the financial statements for a discussion of the special items included in operating profit.

  Union Carbide operates in two business segments. Specialties & Intermediates (S&I) converts basic and intermediate chemicals into a diverse portfolio of chemicals and polymers serving industrial customers in many markets. This segment also provides technology services, including licensing, to the oil and petrochemicals industries. Basic Chemicals & Polymers (BC&P) converts hydrocarbon feedstocks, principally liquefied petroleum gas and naphtha, into ethylene or propylene used to manufacture polyethylene, polypropylene, ethylene oxide and ethylene glycol for sale to third-party customers, as well as ethylene, propylene, ethylene oxide and ethylene glycol for consumption by the S&I segment. In comparison to those of S&I, the revenues and operating profit of BC&P tend to be more cyclical and very sensitive to a number of external variables, including overall economic demand, hydrocarbon feedstock costs, industry capacity increases and plant operating rates.
  In addition to its business segments, the corporation's Other segment includes its noncore operations and financial transactions other than derivatives designated as hedges, which are included in the same segment as the item being hedged.

Summary
1998 Compared with 1997
  The corporation's 1998 earnings reflected a difficult environment for the chemical industry coupled with the continuing decline of the Asian economy. On a consolidated basis, net sales declined 13.0 percent as the result of a 10.1 percent decline in average selling prices and a 3.1 percent decline in customer volume. Average customer selling prices dropped 22.3 percent in the BC&P segment, reflecting a deteriorating supply/demand balance in polyethylene, polypropylene and ethylene oxide/glycol. Average selling prices in S&I dropped 5.2 percent, due in part to weakness in Asian markets. Volumes declined in both segments as a result of extended plant shutdowns associated with planned multiyear olefins unit turnarounds and expansion, distribution disruptions in the U.S. Gulf Coast region early in 1998 and declining Asian demand. Fixed cost per pound of products sold (fixed manufacturing and distribution costs, plus research and development and selling, administration and other expenses, divided by customer volume) increased from a decade low of
10.8 cents in the prior year to 11.5 cents in the current year, primarily the result of lower volumes and higher fixed costs related to the extended plant shutdowns and the implementation of the corporation's information technology infrastructure system in 1998.
  Partnership income declined $100 million due to the recognition of $53 million of before-tax ($38 million after-tax) losses in the third quarter associated with Aspell Polymeres SNC, the corporation's joint venture in France; a decline in UOP LLC's (UOP) earnings, related to reduced oil and petrochemical projects within some of the oil markets in Asia, Russia and the Middle East; and reduced Petromont and Company, Limited Partnership, (Petromont) earnings due to declining polyethylene prices. Operating profit benefited from a $189 million before-tax ($115 after-tax) net gain from two favorable litigation settlements related to the UNIPOL Systems business. Net income was reduced by a $69 million decline in earnings of the corporation's corporate investments carried at equity caused by declining basic chemical prices in Asia and Europe, as well as startup difficulties experienced by EQUATE Petrochemical Company (EQUATE).

1997 Compared with 1996
  On a consolidated basis, average selling prices increased 1.2 percent and customer volume increased 5.1 percent, while fixed cost per pound sold declined to 10.8 cents, the lowest of the decade. Average selling prices benefited from increased ethylene glycol prices in the first nine months of 1997 and improved polyethylene pricing in the first half of 1997, partly offset by the impact of a stronger U.S. dollar against foreign currencies and increased competition in pricing, primarily in the solvents, intermediates and monomers (SIM) product lines. Volume increases resulted from stronger demand in both segments, partially offset by rail distribution problems in the U.S. Gulf Coast region, particularly toward the last half of 1997. BC&P's customer unit variable margin (sales less variable manufacturing and distribution costs divided by customer volume) benefited from a reduction in raw material costs from prior year levels. This was somewhat offset by higher raw material costs for S&I products, most significantly ethylene oxide, transferred from the BC&P segment at approximate market value, and higher energy costs. Partnership income remained strong, excluding certain costs, principally research and development, assumed by the corporation's technology venture, Univation Technologies, LLC (Univation). Additionally, the improved earnings from our equity companies represented increases in earnings of Polimeri Europa S.r.l. (Polimeri Europa) partially offset by increased preoperating expenses associated with EQUATE.
  In 1996 the corporation's earnings were adversely impacted by declines in selling prices, particularly for ethylene glycol, polyethylene and vinyl acetate monomer, and by high raw material and energy costs. These factors had a significant impact on BC&P's operating profit and limited S&I operating profit growth. Sales volumes experienced their largest increase in the past decade, while productivity, as measured by fixed cost per pound of products sold, also improved. Partnerships reported strong profits, while equity company results declined due to the preoperating costs of EQUATE and increased raw material costs for Polimeri Europa.

Interest Expense
  Interest expense increased from $79 million in 1997 to $114 million in 1998, due to an increase in debt levels from 1997 to 1998 coupled with a reduction in capitalized interest associated with the corporation's capital program.
  Interest expense increased $3 million, from $76 million in 1996 to $79 million in 1997. This increase reflected the effect of a full year's interest expense associated with the 7.75 percent debentures due in 2096 and an increase in short-term debt, partially offset by an increase in capitalized interest associated with the corporation's capital program.

Provision for Income Taxes
  The effective tax rate was 31.5 percent in 1998 compared with 28.9 percent and 27.9 percent in 1997 and 1996, respectively. The corporation's effective tax rate increased in 1998 as a result of higher tax rates associated with the corporation's two favorable litigation settlements related to the UNIPOL Systems business. Excluding these settlements, the effective tax rate would have been 28.6 percent. The corporation's effective tax rate is less than the statutory Federal income tax rate principally because of research and experimentation and foreign sales corporation tax credits.

Corporate Matters
Interest Rate and Currency Risk Management
  The corporation selectively uses financial instruments to manage its exposure to market risk related to changes in foreign currency exchange rates and interest rates. The corporation does not hold derivative financial instruments for trading purposes. See Notes 1 and 10 to the consolidated financial statements for more information about these instruments.
  At Dec. 31, 1998, the corporation held open foreign currency forward contracts and purchased options with net notional amounts of $419 million and an unrecognized net loss of $1 million ($185 million and an unrecognized net loss of $2 million, respectively, at Dec. 31, 1997).

  The corporation used sensitivity analysis to evaluate the potential effect of movements in foreign currency exchange rates and interest rates on the consolidated financial statements. Based on this analysis, a hypothetical 10 percent weakening in the U.S. dollar across all currencies would have resulted in a $7 million net loss at Dec. 31, 1998 (no income statement effect at Dec. 31, 1997). Alternatively, a hypothetical 10 percent strengthening in the U.S. dollar across all currencies would have resulted in a $10 million net loss at Dec. 31, 1998 ($3 million net gain at Dec. 31, 1997). These gains and losses would generally be offset by fluctuations in underlying currency transactions.
  The corporation held long-term debt of $1,814 million, of which $125 million was variable-rate debt, at Dec. 31, 1998 ($1,463 million and $15 million, respectively, at Dec. 31, 1997). At Dec. 31, 1998 and 1997, a hypothetical 10 percent increase or decrease in market interest rates would not have materially affected interest expense or cash flows related to variable-rate debt. A 10 percent increase in market interest rates would have decreased the net fair market value of fixed-rate debt instruments by $96 million at Dec. 31, 1998 ($94 million at Dec. 31, 1997), and a 10 percent decrease in market interest rates would have increased the net fair market value of fixed-rate debt instruments by $108 million at Dec. 31, 1998 and 1997.

Foreign Operations
  A portion of the financial results of each of the corporation's segments is derived from activities conducted outside the U.S. and denominated in currencies other than the U.S. dollar. Because the financial results of the corporation are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies in relation to the U.S. dollar. Exchange rate risks are lessened, however, by the diversity of the corporation's foreign operations and the fact that international activities are not concentrated in any single non-U.S. currency. In addition, the effects of a strengthening U.S. dollar could cause pricing pressures on worldwide chemical markets that could result in declines in the corporation's sales volumes.
  The corporation is subject to other risks customarily associated with doing business in foreign countries, including local labor and economic conditions, unfavorable changes in foreign tax laws and possible controls on repatriation of earnings and capital. Future losses associated with such risks, if any, cannot be predicted.

European Monetary Union
  On Jan. 1, 1999, eleven European Union member countries established fixed conversion rates among their existing currencies (legacy currencies) and one common currency, the euro. The euro is now trading on currency exchanges and can be used in business transactions. Beginning in January 2002, euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The corporation's European and other international financial systems and processes were euro-ready on Jan. 1, 1999, and the corporation anticipates that its domestic financial systems and processes will be euro-ready by the end of 1999. The corporation is still in the process of evaluating the potential effects of the euro conversion, and does not expect the euro to have a material effect on its industry segment businesses, consolidated results of operations or financial condition.

Outlook-Corporate
  In 1997, the corporation adopted an incentive plan designed to grant awards to a limited number of senior managers if the corporation were to achieve $4.00 or more diluted earnings per share performance during 1999 and 2000. While no actual level of earnings can be predicted, it is not likely that the goal of $4.00 per diluted share is attainable in 1999. There is also increasing uncertainty as to whether the goal is attainable in 2000.
  The corporation regularly reviews its assets with the objective of maximizing the deployment of resources in core operations. In this regard, UCC continues to consider strategies and/or transactions with respect to certain noncore assets and other assets not essential to the operation of the business that, if implemented, could result in material nonrecurring gains or losses.

(Included on pages 8 and 9 are four bar charts which provide the following data:

(1) Fixed Cost per Pound - cents/pound
              Specialties &    Basic Chemicals &    Consolidated
              Intermediates        Polymers             Total
    1991          20.6                9.2               15.5
    1992          19.0                7.7               13.8
    1993          17.5                7.5               12.9
    1994          15.0                7.0               11.4
    1995          15.8                7.2               11.9
    1996          14.7                6.7               11.0
    1997          14.2                6.8               10.8
    1998          14.7                7.5               11.5

(2) Employee Productivity
               Number of    Thousands of Pounds
               Employees       Per Employee
    1991         16,705             665
    1992         15,075             794
    1993         13,051             916
    1994         12,004           1,064
    1995         11,521           1,128
    1996         11,745           1,230
    1997         11,813           1,286
    1998         11,627           1,266

(3) Volume - millions of pounds
              Specialties &    Basic Chemicals &    Consolidated
              Intermediates        Polymers             Total
    1991          6,144              4,958             11,102
    1992          6,458              5,510             11,968
    1993          6,454              5,502             11,956
    1994          7,093              5,680             12,773
    1995          7,112              5,878             12,990
    1996          7,743              6,706             14,449
    1997          8,264              6,923             15,187
    1998          8,101              6,614             14,715

(4) Unit Variable Margin - cents/pounds
                               Specialties &
                               Intermediates
                               Including the
                               OrganoSilcon
              Specialties &    business sold    Basic Chemicals &
              Intermediates       in 1993           Polymers
    1991         24.5               27.1              11.8
    1992         25.0               27.8               7.7
    1993         25.7               27.2               6.6
    1994         24.6                  -               8.5
    1995         26.8                  -              16.4
    1996         24.7                  -              11.0
    1997         22.9                  -              13.9
    1998         24.3                  -               9.6          )

Specialties & Intermediates

Millions of dollars, except as indicated                1998    1997    1996
Segment revenues                                      $4,139  $4,453  $4,286
Cost of sales, exclusive of depreciation
  and amortization                                     3,007   3,358   3,131
Gross margin                                           1,132   1,095   1,155
Depreciation and amortization                            247     214     188
Partnership income                                        27     116     134
Operating profit                                      $  833  $  667  $  742
Income from corporate investments carried at equity   $    1  $    6  $    9
Customer volume (millions of pounds)                   8,101   8,264   7,743
Unit variable margin (cents/pound)                      24.3    22.9    24.7
Fixed cost per pound of products sold (cents/pound)     14.7    14.2    14.7
Capital expenditures                                  $  438  $  458  $  522
Investments, advances and acquisitions                    42      50      38
Segment assets                                         4,493   4,146   3,892

1998 Compared with 1997
  During 1998, S&I segment revenues declined 7.1 percent on a 5.2 percent decline in average selling prices and a 2.0 percent decline in volume. Average selling prices declined for almost all of S&I's products as a result of worldwide competitive pricing pressure, particularly on sales in weakening Asian markets. Volume decreased most significantly in the SIM product lines, due largely to reduced Asian demand. This decline was somewhat offset by increased domestic shipments of industrial performance chemicals and UCAR emulsion systems products.
  The S&I unit variable margin increased principally due to declines in raw material costs. However, fixed cost per pound of products sold increased over 1997 reflecting the combined effect of reduced volumes and increased fixed costs associated with the extended plant shutdowns and costs associated with the corporation's information technology project. Increased depreciation and amortization are principally the result of depreciation associated with capital projects completed during 1998.
  Included in Operating profit for 1998 were two favorable litigation settlements related to the UNIPOL Systems business representing a total of $189 million before-tax ($115 after-tax), which occurred in the second half of the year.

1997 Compared with 1996
  The increase in sales of 3.9 percent was the result of a 6.7 percent increase in volume partially offset by lower average selling prices. Average selling price reductions were due in part to a strengthening of the U.S. dollar against currencies such as the German Deutschemark and the Japanese yen, as well as by increased competition in SIM product lines. Additionally, shipments for this segment's products were negatively affected by rail problems in the U.S. Gulf Coast region in the second half of 1997. Unit variable margin declines resulted from an increase in the cost of raw materials and energy. A decline in research and development expenditures was mainly attributable to costs assumed by the corporation's technology venture, Univation. Increased depreciation and amortization expense reflected the associated depreciation of projects completed in 1997. Included in 1997's Operating profit is a charge of $12 million for the write-off of certain equipment associated with the corporation's ethylene propylene rubber (EPR) project.

Specialties & Intermediates Joint Ventures
  The most significant joint ventures included in the S&I segment are:

UOP LLC (UOP) - a domestic joint venture, accounted for as a partnership, with AlliedSignal Inc. for the worldwide supply of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas-processing industries. In addition to its domestic operations, UOP has facilities in Germany, Italy and the United Kingdom.

Joint Ventures - Specialties & Intermediates

                                                                                    UCC's
                                                       Combined            Proportionate Share(a)
Millions of dollars                              1998    1997    1996      1998      1997    1996
Net sales                                      $2,060  $2,246  $2,238    $1,032    $1,109  $1,082
Cost of sales                                   1,345   1,395   1,456       663       567     680
Depreciation                                      119      90      86        54        51      39
Income from operations                            231     340     322       122       175     187
Interest expense                                   43      42      31        16        15      12
Provision for income taxes                         48      76      63        24        38      32
Net Income                                     $  141  $  224  $  227    $   81(b) $  122  $  143
UCC share of dividends & distributions                                   $  105    $  107  $  101
Total assets                                   $1,981  $1,837  $1,769    $  881    $  820  $  757
Total third-party debt                            616     588     577       268       249     212
Net Assets                                     $  474  $  451  $  561    $  298    $  277  $  263

(a) Includes U.S. Generally Accepted Accounting Principles adjustments made by the corporation, such as goodwill and related amortization, and adjustments needed to conform the accounting policies of the joint ventures to those of UCC.
(b) Excluding the $53 million loss associated with Aspell in the third quarter.

Nippon Unicar Company Limited (NUC) - a Japanese corporate joint venture with Tonen Chemical Corporation to produce polyethylene and specialty polyethylene compounds and specialty silicone products.

Aspell Polymeres SNC (Aspell) - a French partnership with Elf Atochem S.A., a subsidiary of Elf Aquitaine, to produce polyethylene and specialty polyethylene compounds.

World Ethanol Company (World Ethanol)- a domestic partnership with Archer Daniels Midland Company, to supply ethanol worldwide.

Univation Technologies, LLC (Univation) - a domestic joint venture, accounted for as a partnership, with Exxon Chemical Company, a division of Exxon Corporation, for the licensing of polyethylene technology and research, development and commercialization of process technology and single site and other advanced catalysts for the production of polyethylene. The venture is also the sales agent for licensing of Union Carbide's UNIPOL technology.

Asian Acetyls Co., Ltd. (ASACCO) - a South Korean corporate joint venture with BP Chemicals and Samsung Fine Chemicals Company to produce vinyl acetate monomers used in the production of emulsion resins by customers in the coatings and adhesives industries.

1998 Compared with 1997
  The corporation's share of S&I partnership income decreased $89 million from 1997. The decrease is primarily related to the recognition of $53 million of losses associated with Aspell in the third quarter of 1998. Additionally, 1998 included declining earnings from UOP, primarily related to unfavorable market conditions in Asia, Russia and the Middle East, and a full twelve months of operating costs, principally related to research and development, associated with Univation, compared with only eight months in 1997. Income from the corporation's S&I corporate investments carried at equity decreased $5 million principally due to reduced earnings at NUC.

1997 Compared with 1996
  The corporation's share of S&I partnership income decreased $18 million in 1997 from the prior year. The decline resulted from the assumption of certain costs, principally research and development, by Univation, and decreased earnings of World Ethanol, mainly attributable to lower prices and volumes caused by a different mix of ethanol sales in 1997. Income from corporate investments carried at equity decreased $3 million principally the result of reduced earnings at NUC.

Outlook - Specialties & Intermediates
  Looking ahead to the first quarter of 1999, the corporation anticipates that this segment will continue to be negatively affected by weak pricing, particularly in Asia. This effect may be mitigated by seasonal improvement in volumes, continued low raw material cost and improved licensing results. Results from the corporation's S&I joint ventures will continue to be affected by declines in UOP's earnings due to continuing difficulties in Asia, Russia and the Middle East.

Basic Chemicals & Polymers

Millions of dollars, except as indicated                 1998    1997    1996
Segment revenues                                       $1,802  $2,420  $2,125
Cost of sales, exclusive of depreciation
  and amortization                                      1,550   1,816   1,739
Gross margin                                              252     604     386
Depreciation and amortization                             142     126     124
Partnership income                                          6      17      10
Operating profit                                       $   20  $  386  $  162
(Loss) from corporate investments carried at equity    $  (67) $   (3) $  (25)
Customer volume (millions of pounds)                    6,614   6,923   6,706
Unit variable margin (cents/pound)                        9.6    13.9    11.0
Fixed cost per pound of products sold (cents/pound)       7.5     6.8     6.7
Capital expenditures                                   $  344  $  297  $  199
Investments, advances and acquisitions                     69      18     225
Segment assets                                          2,596   2,540   2,328

1998 Compared with 1997
  During 1998, the BC&P segment was negatively affected by overall deterioration of the supply/demand balance for basic chemicals. Average customer selling prices declined 22.3 percent. Prices for ethylene glycol, polyethylene and polypropylene declined throughout 1998 to levels below those of the prior cyclical trough in 1993. Customer volume declined 4.5 percent, in part due to distribution disruptions in the first half of the year and extended ethylene plant shutdowns for multiyear maintenance, at the corporation's Taft, La., and Texas City, Tex., facilities, and an expansion, at Taft, La., all in the second half of the year.
  Unit variable margin declined as average selling prices fell at a faster rate than the cost of raw materials. The increase in this segment's fixed cost per pound of products sold reflects the combined effect of reduced customer volumes and higher costs associated with the extended plant shutdowns and the implementation of the corporation's information technology infrastructure system. The increase in depreciation and amortization is the result of depreciation associated with capital projects completed during 1998.

1997 Compared with 1996
  Increases in sales resulted from a 9.2 percent increase in average customer selling prices coupled with a 3.2 percent increase in customer volume. The increase in average customer selling prices reflected the strong increase in ethylene glycol pricing during the first three quarters of 1997 and improved polyethylene pricing throughout the first half of the year. In addition, this segment's cost of sales and unit variable margin benefited from reduced average feedstock costs in 1997 versus 1996.

Basic Chemicals & Polymers Joint Ventures
  The most significant joint ventures included in the BC&P segment are:

Alberta & Orient Glycol Company Limited (A&OG) - a Canadian corporate joint venture with Mitsui & Co., Ltd., Japan, and Far Eastern Textile Ltd., Taiwan, to produce ethylene glycol.

EQUATE Petrochemical Company K.S.C. (EQUATE) - a corporate joint venture in Kuwait with Petrochemical Industries Company and Boubyan Petrochemical Company to manufacture ethylene, polyethylene and ethylene glycol.

Petromont and Company, Limited Partnership (Petromont) - a Canadian partnership with Ethylec Inc. to produce olefins and polyethylene resins.

Polimeri Europa S.r.l. (Polimeri Europa) - an Italian corporate joint venture with EniChem S.p.A. to produce olefins and polyethylene resins. This joint venture also has facilities in France and Germany.

1998 Compared with 1997
  BC&P's partnership income declined $11 million from 1997 due to the decline in earnings of Petromont resulting from declining worldwide average chemical selling prices. Lower earnings for this segment's corporate investments carried at equity in 1998 are mainly attributable to declining worldwide average basic chemical selling prices particularly in Asia and Europe. Additionally, EQUATE experienced startup difficulties during its first full year of operations, including an interruption in the supply of electric power from a government-owned power station.
  Depreciation within the joint ventures more than doubled in 1998 due to the startup of the EQUATE facility.

Joint Ventures - Basic Chemicals & Polymers

                                                                           UCC's Proportionate
                                                         Combined                Share(a)
Millions of dollars                                1998    1997    1996    1998    1997    1996
Net sales                                        $1,996  $2,078  $1,930  $  984  $1,038  $  965
Cost of sales                                     1,597   1,661   1,575     790     855     798
Depreciation                                        253     102     126     113      46      51
Income from operations                               50     219      96      36      68      30
Interest expense                                    206      70      67      86      35      34
Provision for income taxes                           27      49      20      12      18      11
Net Income (loss)                                $ (182) $  100  $    9  $  (61) $   14  $  (15)
UCC share of dividends & distributions                                   $   18  $   19  $   40
Total assets                                     $3,724  $3,980  $3,536  $1,725  $1,797  $1,650
Total third-party debt                            1,474   1,595   1,197     691     744     561
Net Assets                                       $  639  $  985  $  972  $  326  $  413  $  432

(a) Includes U.S. Generally Accepted Accounting Principles adjustments made by the corporation, such as goodwill and related amortization, and adjustments needed to conform the accounting policies of the joint ventures to those of UCC.

1997 Compared with 1996
  The corporation's share of the net income of BC&P partnerships increased $7 million from 1996 to 1997, due to significant improvement in Petromont earnings. The corporation's share of loss from corporate investments carried at equity declined $22 million from a loss of $25 million in 1996 to a loss of $3 million in 1997, as the result of improved earnings of Polimeri Europa partially offset by increased preoperating expenses of EQUATE. Strong results of our polyolefins partnerships in 1997 were the result of increases in worldwide polymer pricing over the prior year.

Joint Venture Commitments
  EQUATE commenced operations in the fourth quarter of 1997. Preoperating losses of $43 million for development of this world-scale petrochemical complex were recognized by the corporation in 1997 ($23 million in 1996). The corporation has severally guaranteed 45 percent (approximately $562 million at Dec. 31, 1998) of EQUATE's debt and working capital financing needs until certain completion and financial tests are achieved. If these tests are met, a $54 million several guarantee will provide ongoing support thereafter. The corporation has also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, through March 31, 1999, substantially all of its guarantee of EQUATE's debt. The corporation is in the process of extending the political risk insurance for its debt guarantee through March 31, 2001.

Outlook - Basic Chemicals & Polymers
  The corporation anticipates that adverse market conditions will continue throughout 1999. While the corporation announced price increases in ethylene, polyethylene, polypropylene and ethylene glycol in the first quarter of 1999, it is too early to determine if the increases will be accepted. Variable margins should remain relatively flat, with any price increases offset by raw material cost increases. The corporation anticipates that operating profit will benefit from the absence of costs associated with the Taft, La., and Texas City, Tex., olefins plant turnarounds and the Taft expansion, completed in 1998. The corporation's outlook for its BC&P joint ventures is anticipated to reflect the same market conditions as those of the corporation's BC&P segment. While EQUATE is anticipated to operate at its nameplate capacity, resultant gains are likely to be offset by decreases at Polimeri Europa due to lower European polyethylene pricing.

Other

Millions of dollars
for the year ended December 31,  1998   1997   1996
Operating profit (loss)          $(50)  $ (8)  $ 17

  The Other segment includes the operating profit (loss) of noncore activities and certain financial transactions. Included in 1998 were the net effects of gains and losses from the resolution of certain legal obligations related to discontinued businesses, the writedown of a long-term available-for-sale security and a reclassification, to a discontinued business, of an environmental accrual.

Costs Relating to Protection of the Environment
  Worldwide costs relating to environmental protection continue to be significant, due primarily to stringent laws and regulations and to the corporation's commitment to industry initiatives such as RESPONSIBLE CARE, as well as to its own internal standards. In 1998, worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $91 million. Expenses in 1997 and 1996 were $100 million and $110 million, respectively. In recent years, such environmental expenses have decreased as the corporation has made progress toward completing major remediation projects. In addition, worldwide capital expenditures relating to environmental protection, including those for new capacity and cost reduction and replacement, in 1998 totaled $57 million, compared with $68 million and $43 million in 1997 and 1996, respectively.
  The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have disposed of, or arranged for treatment or disposal of, hazardous substances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
  There are approximately 118 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
  At Dec. 31, 1998, the corporation's accruals for environmental remediation totaled $220 million ($264 million in 1997). Approximately 53 percent of the accrual (55 percent in 1997) pertains to estimated future expenditures for site investigation and cleanup, and approximately 47 percent (45 percent in 1997) pertains to estimated expenditures for closure and postclosure activities. See Note 17 to the financial statements for a discussion of the environmental sites for which the corporation has remediation responsibility. In addition, the corporation had environmental loss contingencies of $121 million at Dec. 31, 1998.
  Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1998 dollars, should average about $110 million annually over the next five years. Worldwide capital expenditures for environmental protection, also expressed in 1998 dollars, are expected to average about $50 million annually over the same period. Management anticipates that future annual costs for environmental protection after 2003 will continue at levels comparable to the five-year average estimates.
  Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the five-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position.

Litigation
  The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income when determinable.

Accounting Changes
1996 through 1998
  Effective Jan. 1, 1998, the corporation adopted Statement of Financial Accounting Standards (Statement) No. 130, "Reporting Comprehensive Income," Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," and Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These Statements address presentation and disclosure matters and therefore had no impact on the corporation's financial position or results of operations. As required by these Statements, the respective reporting disclosures have been reflected in the corporation's 1998 consolidated financial statements. Prior periods have been restated to comply with the provisions of these Statements.
  In 1997, the corporation adopted Emerging Issues Task Force consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," requiring companies to expense as incurred costs associated with business process reengineering activities. Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of a change in accounting principle, reversing $28 million ($17 million, after-tax) of costs previously capitalized from 1995 through the third quarter of 1997.
  Additionally in 1997, the corporation adopted Statement No. 128, "Earnings Per Share," and Statement No. 129, "Disclosure of Information about Capital Structure."

Subsequent to 1998
  The corporation prospectively adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective Jan. 1, 1999. The effect of this adoption is not expected to be material to the results of operations in the period of adoption.
  Also effective Jan. 1, 1999, the corporation adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires the expensing of certain costs, such as preoperating expenses and organizational costs associated with the corporation's startup activities. The effect of adoption is required to be accounted for as a cumulative effect of change in accounting principle. The amount to be recognized as a cumulative effect of change in accounting principle in the first quarter of 1999 is anticipated to be approximately $20 million after-tax.
  In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The corporation is currently evaluating the effect this Statement will have on its financial position and results of operations in the period of adoption and may consider early adoption.

Year 2000 Readiness Disclosure
Overview
  The corporation has a comprehensive program to address its systems that may be affected by the Year 2000 problem, including hardware and software, and to assess the readiness of its customers and suppliers. An inventory of potential problems and a prioritization of remedial work is complete. Remediation efforts and further discussions with entities outside the corporation whose Year 2000 activities could impact Union Carbide are under way.

Internal Activities
  Since 1995, the corporation has been working to ready its internal operations and has expended significant funds to replace most of its U.S. office information systems with an integrated, advanced system supported by Systems Applications and Products (SAP) software. This SAP project, implemented during 1998, made most of the corporation's commercial hardware and software Year 2000 ready.
  At the completion of 1999, all of the corporation's business information systems are expected to be Year 2000 ready.
  Other systems and equipment scheduled for implementation, remediation, completion or replacement by the end of the third quarter of 1999 include:

- Commercial computer systems in Human Resources; Health, Safety and Environment; Engineering; Research and Development; and other functional areas.

- Process control systems, logic controllers, process and laboratory analyzers, embedded devices, and other business systems including office and medical equipment, building/site systems and applications providing environmental compliance reporting. Remediation in major manufacturing units will be coordinated with planned major maintenance shutdowns. Remediation has already been accomplished at the corporation's Texas City and Taft hydrocarbons units. In a few cases, remediation will be handled in the fourth quarter to coordinate with previously scheduled plant shutdowns.

- International computer infrastructure. Remediation of international commercial applications began in 1997 and was essentially completed during the fourth quarter of 1998. Small applications remediation and international infrastructure will be completed during 1999.

-  Domestic infrastructure upgrades to desktop computers and servers.

-  Selected subsidiary and Canadian operations.

External Groups
  The corporation is reviewing its external relationships to address potential Year 2000 impacts arising from interfaces with customers, suppliers and service providers with whom the corporation has a significant relationship, as well as the corporation's joint ventures.
  The corporation continues to communicate with its most significant suppliers and customers to assess their ability to meet their sales and purchasing obligations, as well as with its joint ventures to assess their readiness for the Year 2000.
  Interviews with the 200 most critical suppliers have been completed. In North America, approximately 1,900 inquiries have been answered in writing by our customers and for 62 major customers more extensive information has been received through telephone interviews, personal visits or additional written information. Another 200 inquiries have been similarly addressed outside North America. The corporation's Year 2000 efforts relative to customers and suppliers will continue into the Year 2000.

Expenditures
  Costs for project work are expected to range between $40 and $45 million, with potential contingencies raising the overall funding to between $50 and $60 million. Additionally, internal personnel costs are expected to range between $30 and $40 million. All costs are expected to be funded through operations of the corporation. As of Dec. 31, 1998, approximately $12 million and $6 million had been incurred for costs of project work and internal personnel, respectively. Approximately 70 percent of the planned external costs are expected to relate to repairing or upgrading current systems and 30 percent to existing hardware and software replacement. These estimates do not include costs associated with the replacement of most of the corporation's U.S. computer systems with SAP, the environmental reporting project, international information technology infrastructure, or Year 2000 issues which the corporation's joint ventures may incur, all of which are being implemented independently of the corporation's Year 2000 project. It is anticipated that the corporation's share of the cost to address Year 2000 issues of its joint ventures will range between $10 and $15 million.

Risks and Contingency Plan
  Failure to sufficiently remediate the Year 2000 problem in a timely fashion poses substantial risks for the corporation. Reasonable worst-case scenarios include, but are not limited to, manufacturing system malfunctions including shutdowns and failure in the supply chain. The full extent of these risk scenarios is uncertain at this time and will be better defined during 1999. Contingency planning is being initiated in the first quarter, and plans should be in place, as necessary, by the end of the third quarter. Contingency plans will include, but not be limited to, consideration of alternative sources of supply, customer communications and plant and business response plans.
  The corporation plans to complete its Year 2000 project prior to the new year. However, considerable work remains to be accomplished, and unforeseen difficulties may arise that could adversely affect the corporation's ability to complete systems modifications correctly, on time and/or within cost estimates. In addition, there can be no assurance that customers, suppliers and service providers on whom the corporation relies, as well as the corporation's joint ventures, will resolve their Year 2000 issues accurately, thoroughly and on time. Failure by the corporation or failure by the corporation's customers, suppliers, service providers or joint ventures to complete the Year 2000 project by the new year could have a material adverse affect on future operating results and financial condition of the corporation.

Liquidity, Capital Resources and Other Financial Data

Cash Flow From Operations
  Cash flow from operations increased by $21 million to $928 million in 1998, as compared to $907 million in 1997, principally the result of an increase in noncash charges and a reduction in working capital requirements partially offset by a decline in net income. The increase in noncash charges is mainly attributable to increases in joint venture losses, depreciation and amortization and deferred income taxes.

Cash Flow Used for Investing
  Cash flow used for investing includes capital expenditures, investments, advances and acquisitions, and purchases of, and proceeds from, the sale of securities and assets.
  Capital expenditures increased to $782 million in 1998, from $755 million in 1997 and $721 million in 1996. Major capital projects funded during 1998 and 1997 included work on an olefins expansion, a new butanol unit, a new CARBOWAX polyethylene glycol and TERGITOL surfactants facility and an ethanolamines unit, all at Taft, La.; a new olefins facility being built jointly with NOVA Chemicals Ltd., and a polyolefins project, both in Alberta, Canada; as well as the upgrade of information technology infrastructure. Major capital projects funded during 1996 included an ethylene propylene rubber facility at Seadrift, Tex.; an expansion of ethylene production units at Taft, La., as well as new cogeneration facilities at Texas City, Tex., and Taft, La.; and new information technology infrastructure.
  Over the past three years, 61 percent of capital expenditures was directed to new capacity, 35 percent to cost reduction and replacement and 4 percent to environmental, safety and health facilities. Of these expenditures, 86 percent were in the U.S. and Puerto Rico.

  Investments and acquisitions in 1996 included the purchases of Shell's polypropylene assets and business and 95 percent of the outstanding shares of Companhia Alcoolquimica Nacional, a Brazilian producer of vinyl acetate monomer.
  At Dec. 31, 1998, the cost of completing authorized construction projects was estimated to be $1.160 billion, of which $132 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.
  In April 1998, the corporation and Petroliam Nasional Berhad (PETRONAS), the national oil company of Malaysia, agreed to form three joint venture companies (the OPTIMAL Group) that will build and operate a 600,000 metric-tons-per-year ethylene plant, a 385,000 metric-tons-per-year ethylene oxide/glycol plant and a multiple specialties and intermediates derivatives plant in Kerteh, Terengganu, Malaysia. The joint ventures' primary marketing focus will be in Southeast Asia. The corporation anticipates funding its approximate $500 million share of the cost of the complex through its 2001 planned startup date with internally generated funds and external debt.

Cash Flow Used for Financing
  Cash flow used for financing includes stockholder and minority interest dividends and funds used to buy back common stock, offset in part by net proceeds from short- and long-term debt and sales of common stock pursuant to the corporation's dividend reinvestment plan, its employee savings and investment programs and its long-term incentive plans.
  Cash flow used for financing in 1998 totaled $8 million, compared with $132 million in 1997 and $254 million in 1996. Borrowings in 1998 included net proceeds of $248 million from the issuance of 6.25 percent notes due in June 2003 and $110 million net proceeds of floating rate public notes, due in April 2000. The floating rate public notes bear interest at a rate which will be reset quarterly at the three-month London interbank offered rate (LIBOR), plus
0.65 percent. Dividends paid in 1998 totaled $122 million.
  Included in cash flow used for financing in 1997 were net proceeds of $250 million from the issuance of preferred stock by the corporation's real estate investment trust (REIT) subsidiary. The corporation paid $240 million in cash to redeem the preferred stock shares in the fourth quarter of 1997. Cash dividends paid to preferred shareholders of the REIT during 1997 totaled $25 million.
  In September 1997, the board of directors declared an increase in the quarterly common stock dividend to $0.225 per share. In October 1997, the trustee of the Employee Stock Ownership Plan (ESOP) exercised its right to convert all shares of the corporation's preferred stock held by the ESOP into the corporation's common stock. This noncash conversion increased the corporation's common stock outstanding at that time by 15.4 million shares.
  In 1996, the corporation issued $200 million of 7.75 percent debentures maturing in 2096, the proceeds of which were used to finance ongoing share repurchases and to pay down existing short-term debt.
  During 1998, pursuant to its 60 million share repurchase authorization, the corporation repurchased 6.1 million shares of its common stock for $273 million, at an average effective price of $44.69 per share, bringing the total amount repurchased since the beginning of 1993 to 55.4 million shares for $1.986 billion, at an average effective price of $35.82 per share. The corporation intends to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions. In addition to the above repurchases in 1998, stock was reacquired from employees to satisfy tax withholding requirements on restricted shares issued under employee benefit plans.
  At Dec. 31, 1998, there were no outstanding borrowings under the existing major bank credit agreement aggregating $1 billion. The corporation has an effective shelf registration statement available covering $390 million of public debt securities at Dec. 31, 1998.

Debt Ratios

Total debt outstanding at year-end for each of the past three years was:
Millions of dollars       1998    1997    1996
Domestic                $2,019  $1,719  $1,492
International              203     168     107
Total                   $2,222  $1,887  $1,599

Year-end ratios of total debt to total capital were:
                          1998    1997    1996
Debt ratio                47.2%   44.2%   42.7%
Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity.

(Included on page 17 is one bar chart which provides the following data:

Shares Repurchased - millions
            Net of
         Reissuances    Total
1993          1.4        3.8
1994          6.1       11.6
1995          9.3       14.1
1996          8.7       12.8
1997          4.9(a)     7.0
1998          4.3        6.1
(a) Does not include 15.4 million shares issued in connection with the ESOP preferred share conversion.
                                                                      )

Selected Financial Data

Union Carbide Corporation and Subsidiaries
Dollar amounts in millions
  (except per share figures)                     1998       1997       1996    1995       1994
From the Income Statement
  Net sales                                    $5,659     $6,502     $6,106  $5,888     $4,865
  Cost of sales, exclusive of
    depreciation and amortization               4,294      4,806      4,568   4,100      3,673
  Research and development                        143        157        159     144        136
  Selling, administration and other expenses      304        324        321     387(f)     290
  Depreciation and amortization                   389        340        312     306        274
  Partnership income (loss)                        33(a)     133        144     152         98
  Other income (expense) - net                    241(b)      37         31     245        (39)
  Income before interest expense and
    provision for income taxes                    803      1,045        921   1,348        551
  Interest expense                                114         79         76      89         80
  Income (loss) before provision for
    income taxes - continuing operations          689        966        845   1,259        471
  Provision (credit) for income taxes             217        279        236     380        137
  Income (loss) from corporate investments
    carried at equity                             (66)         3        (16)     47         55
  Income (loss) from continuing operations        403        676        593     925        389
  Cumulative effect of change in
    accounting principle                            -        (17)         -       -          -
  Net income (loss) - common stockholders         403        652        583     915        379
  Per common share:
  Basic - Income (loss) from
            continuing operations              $ 2.98     $ 5.02     $ 4.43  $ 6.65     $ 2.51
        - Net income (loss)                      2.98       4.89       4.43    6.65       2.51
  Diluted - Income (loss) from
              continuing operations              2.91       4.53       3.90    5.85       2.27
          - Net income (loss)                    2.91       4.41       3.90    5.85       2.27
From the Balance Sheet
  Net current assets of continuing operations  $  436     $  362     $  595  $  858     $  329
  Total assets                                  7,291      6,964      6,546   6,256      5,028
  Long-term debt                                1,796      1,458      1,487   1,285        899
  Other long-term obligations                     602        738        811     834        537
  Total capital(c)                              4,707      4,268      3,742   3,392      2,479
  Stockholders' equity                          2,449      2,348      2,114   2,045      1,509
  Stockholders' equity per common share         18.46      17.15      16.72   15.14      10.45
Other Data
  Cash dividends on common stock               $  122     $  100     $   99  $  103     $  113
  Cash dividends per common share                0.90     0.7875       0.75    0.75       0.75
  Special distribution per common share             -          -          -       -          -
  Market price per common share - high(d)       55.75      56.81      49.88   42.75      35.88
  Market price per common share - low(d)        36.75      40.50      36.38   25.50      21.50
  Common shares outstanding (thousands)       132,686    136,944    126,440 135,108    144,412
  Capital expenditures                            782        755        721     542        409
  Employees - continuing operations            11,627     11,813     11,745  11,521     12,004
Selected Financial Ratios
  Total debt/total capital                       47.2%      44.2%      42.7%   39.0%      38.2%
  Return on capital(c)                           11.2%      19.6%      18.6%   39.2%      18.0%
  Return on equity(e)                            17.2%      30.8%      28.5%   60.6%      26.5%
  Income from continuing operations/average
    stockholders' equity                         16.8%      30.3%      28.5%   52.1%      26.5%
  Cash dividends on common stock/income
    from continuing operations                   30.3%      14.8%      16.7%   11.1%      29.0%

Union Carbide Corporation and Subsidiaries
Dollar amounts in millions
  (except per share figures)                     1993    1992       1991    1990    1989    1988
From the Income Statement
  Net sales                                    $4,640  $4,872     $4,877  $5,238  $5,613  $5,525
  Cost of sales, exclusive of
    depreciation and amortization               3,589   3,764      3,787   3,876   3,909   3,696
  Research and development                        139     155        157     157     143     124
  Selling, administration and other expenses      340     383        408     466     442     394
  Depreciation and amortization                   276     293        287     278     261     255
  Partnership income (loss)                        67      60        (22)     70      82      95
  Other income (expense) - net                    (66)    (13)      (135)    103     108      (1)
  Income before interest expense and
    provision for income taxes                    297     324         81     634   1,048   1,150
  Interest expense                                 70     146        228     269     268     172
  Income (loss) before provision for
    income taxes - continuing operations          227     178       (147)    365     780     978
  Provision (credit) for income taxes              78      45        (50)    130     257     381
  Income (loss) from corporate investments
    carried at equity                              16     (14)       (21)    (42)     27      33
  Income (loss) from continuing operations        165     119       (116)    188     530     608
  Cumulative effect of change in
    accounting principle                          (97)   (361)         -       -       -       -
  Net income (loss) - common stockholders          58    (187)       (28)    308     573     662
  Per common share:
  Basic - Income (loss) from
            continuing operations              $ 1.03  $ 0.79     $(1.07) $ 1.34  $ 3.79  $ 4.52
        - Net income (loss)                      0.37   (1.48)     (0.22)   2.19    4.10    4.92
  Diluted - Income (loss) from
              continuing operations              0.97    0.76      (1.07)   1.32    3.63    4.30
          - Net income (loss)                    0.41   (1.24)     (0.22)   2.16    3.92    4.67
From the Balance Sheet
  Net current assets of continuing operations  $  233  $   66     $  209  $    7  $   22  $   14
  Total assets                                  4,689   4,941      6,826   7,389   7,355   7,327
  Long-term debt                                  931   1,113      1,160   2,058   2,060   2,271
  Other long-term obligations                     378     277        428     357     572     594
  Total capital(c)                              2,395   2,710      4,694   5,338   5,319   4,805
  Stockholders' equity                          1,428   1,238      2,239   2,373   2,383   1,836
  Stockholders' equity per common share          9.49    9.32      17.55   18.88   16.83   13.34
Other Data
  Cash dividends on common stock               $  110  $  114     $  126  $  138  $  140  $  155
  Cash dividends per common share                0.75   0.875       1.00    1.00    1.00    1.15
  Special distribution per common share             -  15.875          -       -       -       -
  Market price per common share - high(d)       23.13   17.13(g)   22.63   24.88   33.25   28.38
  Market price per common share - low(d)        16.00   10.88(g)   15.13   14.13   22.75   17.00
  Common shares outstanding (thousands)       150,548 132,865    127,607 125,674 141,578 137,602
  Capital expenditures                            395     359        400     381     483     380
  Employees - continuing operations            13,051  15,075     16,705  17,722  18,032  17,258
Selected Financial Ratios
  Total debt/total capital                       40.3%   54.3%      52.0%   54.0%   49.9%   56.1%
  Return on capital(c)                            7.7%    6.9%         -     8.4%   21.2%   24.5%
  Return on equity(e)                             4.7%   (8.4)%     (1.2)%  12.9%   31.2%   53.1%
  Income from continuing operations/average
    stockholders' equity                         12.4%    6.8%         -     7.9%   25.1%   39.4%
  Cash dividends on common stock/income
    from continuing operations                   66.7%   95.8%         -    73.4%   26.4%   25.5%

(a) Includes $53 million in losses associated with Aspell Polymeres SNC, the corporation's joint venture in France.
(b) Other income (expense) - net in 1998 includes $189 million in favorable litigation settlements related to the UNIPOL Systems business.
(c) Return on capital is computed by dividing income by beginning-of-year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income attributable to minority interests. Capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity, adjusted for the corporation's Praxair-related assets and the cumulative effect of changes in accounting principles. Total debt consists of short-term debt, long-term debt and the current portion of long-term debt.
(d) Prices are based on New York Stock Exchange Composite Transactions.
(e) Return on equity is computed by dividing Net income (loss) - common stockholders by beginning-of-year stockholders' equity.
(f) Selling, administration and other expenses in 1995 include a charge of $68 million for postemployment benefits.
(g) In 1992 the corporation spun off Praxair, Inc. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high and low for 1992 before the spin-off were $29.63 and $20.13, respectively.

                                 - 18 and 19 -

Financial Statements

Consolidated Balance Sheet

Union Carbide Corporation and Subsidiaries
Millions of dollars, at December 31,                             1998    1997
Assets
    Cash and cash equivalents                                  $   49  $   20
    Notes and accounts receivable                                 933     993
    Inventories                                                   667     604
    Other current assets                                          257     249
Total Current Assets                                            1,906   1,866
    Property, plant and equipment                               8,409   7,707
    Less: Accumulated depreciation                              4,228   3,927
Net Fixed Assets                                                4,181   3,780
    Companies carried at equity                                   624     690
    Other investments and advances                                141     113
Total Investments and Advances                                    765     803
    Other assets                                                  439     515
Total Assets                                                   $7,291  $6,964

Liabilities and Stockholders' Equity
    Accounts payable                                           $  264  $  273
    Short-term debt and current portion of long-term debt         426     429
    Accrued income and other taxes                                110      75
    Other accrued liabilities                                     670     727
Total Current Liabilities                                       1,470   1,504
    Long-term debt                                              1,796   1,458
    Postretirement benefit obligation                             450     464
    Other long-term obligations                                   602     738
    Deferred credits                                              488     419
    Minority stockholders' equity in
      consolidated subsidiaries                                    36      33
    Stockholders' equity
      Common stock
         Authorized - 500,000,000 shares
         Issued - 155,052,017 shares
             (154,609,669 shares in 1997)                         155     155
      Additional paid-in capital                                   79      47
      Other equity adjustments                                     (2)     (3)
      Accumulated other comprehensive loss                       (104)   (101)
      Retained earnings                                         3,357   3,074
      Unearned employee compensation - ESOP                       (67)    (80)
      Treasury stock, at cost - 22,366,017 shares
             (17,666,164 shares in 1997)                         (969)   (744)
Total Stockholders' Equity                                      2,449   2,348
Total Liabilities and Stockholders' Equity                     $7,291  $6,964

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

Consolidated Statement of Income

Union Carbide Corporation and Subsidiaries
Millions of dollars (except per share figures),
for the year ended December 31,                        1998    1997      1996
Net Sales                                            $5,659  $6,502    $6,106
  Cost of sales, exclusive of depreciation
    and amortization                                  4,294   4,806     4,568
  Research and development                              143     157       159
  Selling, administration and other expenses            304     324       321
  Depreciation and amortization                         389     340       312
  Partnership income                                     33     133       144
  Net gains from settlements of UNIPOL Systems
    business litigation                                 189       -         -
  Other income - net                                     52      37        31
Income Before Interest Expense and Provision
  for Income Taxes                                      803   1,045       921
  Interest expense                                      114      79        76
Income Before Provision for Income Taxes                689     966       845
  Provision for income taxes                            217     279       236
Income of Consolidated Companies and Partnerships       472     687       609
  Minority interest                                       3      14         -
  Income (loss) from corporate investments
    carried at equity                                   (66)      3       (16)
Income Before Cumulative Effect of Change in
    Accounting Principle                                403     676       593
  Cumulative effect of change in
    accounting principle                                  -     (17)        -
Net Income                                              403     659       593
  Preferred stock dividends, net of income taxes          -       7        10
Net Income - Common Stockholders                     $  403  $  652    $  583
Earnings Per Common Share
  Basic -
    Income Before Cumulative Effect of Change in
      Accounting Principle                           $ 2.98  $ 5.02    $ 4.43
    Cumulative effect of change in
      accounting principle                                -   (0.13)        -
    Net Income - Common Stockholders                 $ 2.98  $ 4.89    $ 4.43
  Diluted -
    Income Before Cumulative Effect of Change in
      Accounting Principle                           $ 2.91  $ 4.53    $ 3.90
    Cumulative effect of change in
      accounting principle                                -   (0.12)        -
    Net Income - Common Stockholders                 $ 2.91  $ 4.41    $ 3.90
Cash Dividends Declared Per Common Share             $ 0.90  $ 0.7875  $ 0.75

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

Consolidated Statement of Stockholders' Equity

Union Carbide Corporation and Subsidiaries
                                                                                Additional    Other      Compre-
                                                            Shares       Common  Paid-In     Equity      hensive
Millions of dollars (shares in thousands)                Common Treasury  Stock  Capital   Adjustments   Income
Balance at December 31, 1995                             154,610  19,502  $ 155   $ 343      $  (5)
Put options, net                                                                      8
Issued:
  For the Dividend Reinvestment and Stock Purchase Plan             (212)             2
  For employee savings and incentive plans                        (3,942)            17
Common stock repurchase program                                   12,821
Comprehensive income
  Net income                                                                                              $ 593
  Other comprehensive income (loss), net of income taxes
    Unrealized losses on securities, net of
      reclassification adjustments                                                                           (4)
    Foreign currency translation adjustments                                                                (11)
  Other comprehensive loss                                                                                  (15)
Comprehensive income                                                                                      $ 578
Preferred stock dividends, net of income taxes
Cash dividends on common stock
Restricted stock - Long-Term Incentive Program                                                  (3)
Balance at December 31, 1996                             154,610  28,169  $ 155   $ 370      $  (8)
Put options, net                                                                     26
Issued:
  For the Dividend Reinvestment and Stock Purchase Plan             (189)             2
  For employee savings and incentive plans                        (1,979)           (66)
Common stock repurchase program                                    7,071
Effect of conversion of preferred shares held by ESOP            (15,406)          (285)
Comprehensive income
  Net income                                                                                              $ 659
  Other comprehensive income (loss), net of income taxes
    Unrealized gains on securities, net of
      reclassification adjustments                                                                            5
    Foreign currency translation adjustments                                                                (81)
  Other comprehensive loss                                                                                  (76)
Comprehensive income                                                                                      $ 583
Preferred stock dividends, net of income taxes
Cash dividends on common stock
Shares allocated to ESOP participants
Restricted stock - Long-Term Incentive Program                                                   5
Balance at December 31, 1997                             154,610  17,666  $ 155   $  47      $  (3)
Issued:
  For the Dividend Reinvestment and Stock Purchase Plan       58    (161)             4
  For employee savings and incentive plans                   384  (1,213)            28
Common stock repurchase program                                    6,074
Comprehensive income
  Net income                                                                                              $ 403
  Other comprehensive income (loss), net of income taxes
    Unrealized gains on securities, net of
      reclassification adjustments                                                                            5
    Foreign currency translation adjustments                                                                 (8)
  Other comprehensive loss                                                                                   (3)
Comprehensive income                                                                                      $ 400
Cash dividends on common stock
Tax on unallocated ESOP shares
Shares allocated to ESOP participants
Restricted stock - Long-Term Incentive Program                                                   1
Balance at December 31, 1998                             155,052  22,366  $ 155   $  79      $  (2)


Union Carbide Corporation and Subsidiaries
                                                        Accumulated                Unearned              Total
                                                           Other                   Employee              Stock-
                                                       Comprehensive  Retained  Compensation  Treasury  holders'
Millions of dollars (shares in thousands)                   Loss      Earnings      -ESOP       Stock    Equity
Balance at December 31, 1995                               $  (10)     $ 2,145      $   -     $  (583)  $ 2,045
Put options, net                                                                                              8
Issued:
    For the Dividend Reinvestment and Stock Purchase Plan                                           7         9
    For employee savings and incentive plans                                                      119       136
Common stock repurchase program                                                                  (550)     (550)
Comprehensive income
    Net income                                                             593
    Other comprehensive income (loss), net of income taxes
      Unrealized losses on securities, net of
        reclassification adjustments
      Foreign currency translation adjustments
    Other comprehensive loss                                  (15)
Comprehensive income                                                                                        578
Preferred stock dividends, net of income taxes                             (10)                             (10)
Cash dividends on common stock                                             (99)                             (99)
Restricted stock - Long-Term Incentive Program                                                               (3)
Balance at December 31, 1996                               $  (25)     $ 2,629      $   -     $(1,007)  $ 2,114
Put options, net                                                                                             26
Issued:
    For the Dividend Reinvestment and Stock Purchase Plan                                           7         9
    For employee savings and incentive plans                                                       66         -
Common stock repurchase program                                                                  (340)     (340)
Effect of conversion of preferred shares held by ESOP                     (107)       (81)        530        57
Comprehensive income
    Net income                                                             659
    Other comprehensive income (loss), net of income taxes
      Unrealized gains on securities, net of
        reclassification adjustments
      Foreign currency translation adjustments
    Other comprehensive loss                                  (76)
Comprehensive income                                                                                        583
Preferred stock dividends, net of income taxes                              (7)                              (7)
Cash dividends on common stock                                            (100)                            (100)
Shares allocated to ESOP participants                                                   1                     1
Restricted stock - Long-Term Incentive Program                                                                5
Balance at December 31, 1997                               $ (101)     $ 3,074      $ (80)    $  (744)  $ 2,348
Issued:
    For the Dividend Reinvestment and Stock Purchase Plan                                           6        10
    For employee savings and incentive plans                                                       42        70
Common stock repurchase program                                                                  (273)     (273)
Comprehensive income
    Net income                                                             403
    Other comprehensive income (loss), net of income taxes
      Unrealized gains on securities, net of
        reclassification adjustments
      Foreign currency translation adjustments
    Other comprehensive loss                                   (3)
Comprehensive income                                                                                        400
Cash dividends on common stock                                            (122)                            (122)
Tax on unallocated ESOP shares                                               2                                2
Shares allocated to ESOP participants                                                  13                    13
Restricted stock - Long-Term Incentive Program                                                                1
Balance at December 31, 1998                                $(104)     $ 3,357      $ (67)    $  (969)  $ 2,449

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

                                        - 22 and 23 -

Consolidated Statement of Cash Flows

Union Carbide Corporation and Subsidiaries
Increase (decrease) in cash and cash equivalents
Millions of dollars, for the year ended December 31,       1998   1997   1996
Operations
Income before cumulative effect of change
    in accounting principle                               $ 403  $ 676  $ 593
  Noncash charges (credits) to net income
    Depreciation and amortization                           389    340    312
    Deferred income taxes                                   118     86     82
    Net gains on investing transactions                       -      -     (3)
    Equity in earnings/losses of joint ventures,
      net of dividends received                             156    (10)    13
    Other                                                     6     12      3
  Increase in working capital(a)                            (86)  (144)   (92)
  Long-term assets and liabilities                          (58)   (53)   (47)
Cash Flow From Operations                                   928    907    861
Investing
  Capital expenditures                                     (782)  (755)  (721)
  Investments, advances and acquisitions,
    excluding cash acquired                                (111)   (68)  (263)
  Proceeds from available-for-sale securities                39     37     29
  Purchase of available-for-sale securities                 (47)   (38)   (42)
  Sale of fixed and other assets                             11     13     22
Cash Flow Used for Investing                               (890)  (811)  (975)
Financing
  Change in short-term debt (3 months or less)              (23)   271     96
  Proceeds from short-term debt                              22     51     21
  Repayment of short-term debt                              (14)     -    (37)
  Proceeds from long-term debt                              358     14    203
  Repayment of long-term debt                                (4)   (30)   (10)
  Issuance of common stock                                   41     44    129
  Purchase of common stock                                 (276)  (337)  (544)
  Proceeds from subsidiary preferred stock                    -    250      -
  Purchase of subsidiary preferred stock                      -   (240)     -
  Payment of dividends                                     (122)  (134)  (111)
  Other                                                      10    (21)    (1)
Cash Flow Used for Financing                                 (8)  (132)  (254)
  Effect of exchange rate changes on cash and
    cash equivalents                                         (1)    (1)    (1)
  Change in cash and cash equivalents                        29    (37)  (369)
Cash and cash equivalents, beginning-of-year                 20     57    426
Cash and cash equivalents, end-of-year                    $  49  $  20  $  57
Cash paid for interest and income taxes:
    Interest (net of amount capitalized)                  $ 117  $  77  $  66
    Income taxes                                             43    121    169

(a) Net change in certain components of working capital
    (excluding noncash transactions):
      (Increase) decrease in current assets
         Notes and accounts receivable                    $  77  $  53  $ (26)
         Inventories                                        (63)   (63)    43
         Other current assets                                (3)     -     25
      Increase (decrease) in payables and accruals          (97)  (134)  (134)
      (Increase) in working capital                       $ (86) $(144) $ (92)

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

Notes to Financial Statements

Index                                               Page
  1   Summary of Significant Accounting Policies     25
  2   Supplementary Balance Sheet Detail             27
  3   Supplementary Income Statement Detail          28
  4   Other Comprehensive Income (Loss)              28
  5   Earnings Per Share                             29
  6   Business and Geographic Segment Information    30
  7   Income Taxes                                   32
  8   Leases                                         33
  9   Joint Ventures                                 34
 10   Financial Instruments                          35
 11   Long-Term Debt                                 36
 12   Minority Interest                              36
 13   Stockholders' Equity                           37
 14   Employee Stock Ownership Plan                  37
 15   Incentive Plans                                38
 16   Retirement Programs                            40
 17   Commitments and Contingencies                  42


1 Summary of Significant Accounting Policies

Nature of Operations - Union Carbide Corporation is engaged in two segments of the chemicals and plastics industry, Specialties & Intermediates and Basic Chemicals & Polymers. See Note 6.

Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in 20 percent-to 50 percent-owned partnerships and corporate investments (joint ventures) are reported under the equity method of accounting. Other investments are generally carried at cost.
  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes -
1996 through 1998
Effective Jan. 1, 1998, the corporation adopted Statement of Financial Accounting Standards (Statement) No. 130, "Reporting Comprehensive Income," Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," and Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These Statements address presentation and disclosure matters and therefore had no impact on the corporation's financial position or results of operations. As required by these Statements, the respective reporting disclosures have been reflected in the corporation's 1998 consolidated financial statements. Prior periods have been restated to comply with the provisions of these Statements.
  In 1997, the corporation adopted Emerging Issues Task Force consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation," requiring companies to expense as incurred costs associated with business process reengineering activities. Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of a change in accounting principle, reversing $28 million ($17 million, after-tax) of costs previously capitalized from 1995 through the third quarter of 1997.
  Additionally in 1997, the corporation adopted Statement No. 128, "Earnings Per Share," and Statement No. 129, "Disclosure of Information about Capital Structure."

Subsequent to 1998
The corporation prospectively adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective Jan. 1, 1999. The effect of this adoption is not expected to be material to the results of operations in the period of adoption.
  Also effective Jan. 1, 1999, the corporation adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires the expensing of certain costs, such as preoperating expenses and organizational costs associated with the corporation's startup activities. The effect of adoption is required to be accounted for as a cumulative effect of change in accounting principle. The amount to be recognized as a cumulative effect of change in accounting principle in the first quarter of 1999 is anticipated to be approximately $20 million after-tax.
  In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The corporation is currently evaluating the effect this Statement will have on its financial position and results of operations in the period of adoption and may consider early adoption.

Foreign Currency Translation - Unrealized gains and losses resulting from translating foreign subsidiaries' assets and liabilities into U.S. dollars generally are recognized as part of Other comprehensive income (loss), as described in Note 4, and are included in Accumulated other comprehensive loss on the Consolidated Balance Sheet until such time as the subsidiary is sold or substantially or completely liquidated. Translation gains and losses relating to those operations located in Latin American countries where hyperinflation exists and to international operations using the U.S. dollar as their functional currency are included in the Consolidated Statement of Income. As required by Statement No. 52, Brazil was no longer considered a hyperinflationary economy, effective Jan. 1, 1998.

Financial Instruments - Financial instruments are used to hedge financial risk caused by fluctuating interest and currency rates. The amounts to be paid or received on interest rate risk instruments that hedge debt, accrue and are recognized over the lives of the instruments. Gains and losses on foreign currency risk instruments used to hedge firm commitments are deferred and recognized as part of the related foreign currency transactions. Gains on foreign currency purchased options used to hedge the identified cash flows of anticipated transactions are deferred and matched against the cash flows of the foreign currency transactions as they occur.
  Foreign currency instruments that are designated to offset fluctuations in the dollar value of foreign currency accounts receivable and payable and from earnings fluctuations in anticipated foreign currency cash flows are marked to market and the results recognized immediately in Other income-net.

Cash Equivalents - The corporation considers as cash equivalents all highly liquid investments that are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Inventories - Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
  Approximately 65 percent of inventory amounts before application of the LIFO method at Dec. 31, 1998 (67 percent at Dec. 31, 1997) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $224 million and $348 million higher than reported at Dec. 31, 1998 and 1997, respectively.

Fixed Assets - Fixed assets are carried at cost. Expenditures for replacements are capitalized, and the replaced items are retired. Gains and losses from the sale of property are included in income.
  Depreciation is calculated on a straight-line basis. The corporation and its subsidiaries generally use accelerated depreciation methods for tax purposes where appropriate.

Patents, Trademarks and Goodwill - Amounts paid for purchased patents, trademarks and newly acquired businesses in excess of the fair value of the net assets of such businesses have been charged to patents, trademarks and goodwill. The portion of such amounts determined to be attributable to patents is amortized over their remaining lives, while trademarks and goodwill are amortized over the estimated period of benefit, generally 5 to 20 years.

Research and Development - Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($11 million in 1998, $12 million in 1997 and $11 million in 1996).

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

Incentive Plans - The corporation measures compensation cost for the stock purchase plan and the stock option portion of its employee compensation plan using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion 25, and makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in Statement No. 123 had been applied. Compensation expense is recognized for other stock-based incentives issued under the long-term incentive plan and other programs.

Reclassifications - Certain prior year amounts have been reclassified to conform with the current year's presentation.

2  Supplementary Balance Sheet Detail

Millions of dollars, at December 31,                 1998      1997
  Notes and accounts receivable
  Trade                                            $  783    $  826
  Other                                               172       178
                                                      955     1,004
  Less: Allowance for doubtful accounts                22        11
                                                   $  933    $  993
  Inventories
  Raw materials and supplies                       $  187    $  135
  Work in process                                      41        62
  Finished goods                                      439       407
                                                   $  667    $  604
  Property, plant and equipment
  Land and improvements                            $  345    $  328
  Buildings                                           437       407
  Machinery and equipment                           7,080     6,230
  Construction in progress and other                  547       742
                                                   $8,409    $7,707
  Other assets
  Deferred charges                                 $  228    $  223
  Insurance recovery receivables                      104       147
  Long-term receivables                                27        49
  Patents, trademarks and goodwill                     80        96
                                                   $  439    $  515
  Other accrued liabilities
  Accrued accounts payable                         $  314    $  301
  Payrolls                                             56        55
  Environmental remediation costs                      60        68
  Postretirement benefit obligation                    38        34
  Employee profit sharing                              16        55
  Other                                               186       214
                                                   $  670    $  727
  Other long-term obligations
  Environmental remediation costs                  $  160    $  196
  Product liability costs                             107       174
  Impairment of unused office space                   115       136
  Postemployment benefits                              63        72
  Other                                               157       160
                                                  $   602    $  738
  Accumulated other comprehensive loss
  Foreign currency translation adjustments(a)     $  (111)   $ (103)
  Unrealized gains on available-for-sale
    securities, net of tax(b)                           7         2
                                                   $ (104)   $ (101)

(a) The corporation does not record deferred income tax on foreign currency translation adjustments.
(b) Net of $4 million and $2 million of deferred income tax at Dec. 31, 1998 and 1997, respectively.

3  Supplementary Income Statement Detail

Millions of dollars, for the year ended December 31,  1998  1997  1996
Selling, administration and other expenses
Selling                                               $ 99  $124  $130
Administration                                         107   126   121
Other expenses                                          98    74    70
                                                      $304  $324  $321
Other income (expense) - net
Investment and interest income                        $ 26  $ 27  $ 32
Foreign currency adjustments                           (20)   (8)   (7)
Other                                                   46    18     6
                                                      $ 52  $ 37  $ 31
Interest expense
Interest incurred(a)                                  $157  $130  $121
Less: Interest capitalized and other adjustments        43    51    45
                                                      $114  $ 79  $ 76

(a) Includes $12 million in 1998, 1997 and 1996, representing the interest component of certain leases.

4  Other Comprehensive Income (Loss)

Comprehensive income is defined as any change in the corporation's equity from transactions and other events originating from non-owner sources. For the corporation, those changes are comprised of reported net income, changes in the unrealized appreciation or depreciation of the corporation's available-for-sale securities and changes in unrealized foreign currency translation adjustments. The following summary presents the components of comprehensive income, other than net income:

                                                        Income Tax
Millions of dollars                            Pre-Tax    Effect    After-Tax
Balance at December 31, 1995                   $  (10)    $    -     $  (10)
  Foreign currency translation adjustments        (11)         -        (11)
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses)
      arising during period                        (5)        (1)        (4)
    Reclassification adjustment for
      (gains) losses realized in net income         -          -          -
  Net unrealized losses                           (16)        (1)       (15)
Balance at December 31, 1996                   $  (26)    $   (1)    $  (25)
  Foreign currency translation adjustments        (81)         -        (81)
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses)
      arising during period                         8          3          5
    Reclassification adjustment for
      (gains) losses realized in net income         -          -          -
  Net unrealized losses                           (73)         3        (76)
Balance at December 31, 1997                   $  (99)    $    2     $ (101)
  Foreign currency translation adjustments         (8)         -         (8)
  Unrealized gains (losses) on securities:
    Unrealized holding gains (losses)
      arising during period                         -          -          -
    Reclassification adjustment for
      (gains) losses realized in net income         7          2          5
  Net unrealized losses                            (1)         2         (3)
Balance at December 31, 1998                   $ (100)    $    4     $ (104)

5 Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated as follows:

Millions of dollars (except share and per share amounts),
for the year ended December 31,                                     1998         1997         1996
Basic -
  Income before cumulative effect of change in
    accounting principle                                          $  403       $  676       $  593
        Less:  Dividends on ESOP shares, pre-tax                       -           (9)         (13)
               Appreciation on ESOP shares redeemed for cash           -          (23)           -
  Income before cumulative effect of change in
    accounting principle, adjusted for basic calculation             403          644          580
  Cumulative effect of change in accounting principle                  -          (17)           -
  Net income-common stockholders, adjusted
    for basic calculation                                         $  403       $  627       $  580
  Weighted average shares outstanding for basic calculation  135,028,100  128,185,093  131,029,621
  Earnings per share -
  Income before cumulative effect of
    change in accounting principle                                $ 2.98       $ 5.02       $ 4.43
  Cumulative effect of change in accounting principle                  -        (0.13)           -
  Net income-common stockholders                                  $ 2.98       $ 4.89       $ 4.43
Diluted -
  Income before cumulative effect of change in
    accounting principle, adjusted for basic calculation          $  403       $  644        $ 580
        Plus:  Dividends on ESOP shares, pre-tax                       -            9           13
        Less:  Additional ESOP contribution resulting from
                 assumed conversion of ESOP shares                     -           (1)          (1)
  Income before cumulative effect of change in
    accounting principle, adjusted for diluted calculation           403          652          592
  Cumulative effect of change in accounting principle                  -          (17)           -
  Net income-common stockholders, adjusted for
    diluted calculation                                           $  403       $  635       $  592
  Weighted average shares outstanding for basic calculation  135,028,100  128,185,093  131,029,621
        Add:  Effect of stock options                          3,381,795    4,034,969    4,495,656
              Effect of equity put options                             -            -          403
              Shares issuable upon conversion of the
                corporation's convertible ESOP shares                  -   11,739,036   16,120,754
  Weighted average shares outstanding, adjusted for
    diluted calculation                                      138,409,895  143,959,098  151,646,434
  Earnings per share -
  Income before cumulative effect of change in
    accounting principle, adjusted for diluted calculation        $ 2.91       $ 4.53       $ 3.90
  Cumulative effect of change in accounting principle                  -        (0.12)           -
  Net income-common stockholders, adjusted for
    diluted calculation                                           $ 2.91       $ 4.41       $ 3.90

6  Business and Geographic Segment Information

The corporation has two operating segments, Specialties & Intermediates (S&I) and Basic Chemicals & Polymers (BC&P). The S&I segment includes the corporation's specialty chemicals and polymers product lines, licensing, and solvents and chemical intermediates. The BC&P segment includes the corporation's ethylene and propylene manufacturing operations as well as the production of first-level ethylene and propylene derivatives-polyethylene, polypropylene, ethylene oxide and ethylene glycol. Each operating segment is a strategic business unit that offers products and services with different functionalities. They are managed separately because of the significant differences that exist in their products and services and in the methods required to produce, market and distribute them. In addition to its operating segments, the corporation's Other segment includes its non-core operations and financial transactions other than derivatives designated as hedges, which are included in the same segment as the item being hedged.
  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales of the BC&P segment include intersegment sales, principally ethylene oxide, which are made at the estimated market value of the products transferred. Administrative costs were allocated between the segments via a formula based on sales in 1998, and a formula based on capital, overhead and sales in 1997 and 1996; no significant difference in allocations between the segments resulted from the change in formula. Other costs and shared assets are principally allocated on the basis of pounds produced, gross fixed asset values or headcount, as appropriate. The corporation evaluates performance based on Income before interest expense and provision for income taxes (operating profit).
  Sales are attributed to countries based on customer ship-to addresses. Long-lived assets are principally composed of Net Fixed Assets, Companies carried at equity, and certain Other assets. Investments of the corporation are assigned to the country in which the investee has its principal offices. Net sales and long-lived assets by country and geographic area were as follows:

Millions of dollars
for the year ended December 31,             1998    1997   1996
Net sales
United States, including
  Puerto Rico                             $3,355  $3,784  $3,613
Canada                                       211     247     210
Europe & Middle East                         802     924     858
Latin America                                408     431     362
Far East & Other                             883   1,116   1,063
Total International Operations            $2,304  $2,718  $2,493
                                          $5,659  $6,502  $6,106

Millions of dollars
at December 31,                             1998    1997    1996
Long-lived assets
United States, including
  Puerto Rico                             $4,290  $4,021  $3,645
Canada                                       284     201     207
Europe & Middle East                         401     456     423
Latin America                                 91     111     114
Far East & Other                             127     122     122
Total International Operations            $  903  $  890  $  866
Total long-lived assets                    5,193   4,911   4,511
Current and other assets                  $2,098  $2,053  $2,035
  Total Assets                            $7,291  $6,964  $6,546

Millions of dollars                               S&I    BC&P   Other  Totals
1998
  Net sales                                    $4,139  $1,520  $    -  $5,659
  Intersegment revenues                             -     282       -     282
  Segment revenues                              4,139   1,802       -   5,941
  Depreciation and amortization                   247     142       -     389
  Partnership income                               27       6       -      33
  Operating profit (loss)                         833      20     (50)    803
  Interest expense                                  -       -     114     114
  Income (loss) from corporate investments
    carried at equity                               1     (67)      -     (66)
  Segment assets                                4,493   2,596     202   7,291
  Companies carried at equity                     298     326       -     624
  Expenditures for segment assets                 480     413       -     893
1997
  Net sales                                    $4,453  $2,049  $    -  $6,502
  Intersegment revenues                             -     371       -     371
  Segment revenues                              4,453   2,420       -   6,873
  Depreciation and amortization                   214     126       -     340
  Partnership income                              116      17       -     133
  Operating profit (loss)                         667     386      (8)  1,045
  Interest expense                                  -       -      79      79
  Income (loss) from corporate investments
    carried at equity                               6      (3)      -       3
  Segment assets                                4,146   2,540     278   6,964
  Companies carried at equity                     277     413       -     690
  Expenditures for segment assets                 508     315       -     823
1996
  Net sales                                    $4,286  $1,820  $    -  $6,106
  Intersegment revenues                             -     305       -     305
  Segment revenues                              4,286   2,125       -   6,411
  Depreciation and amortization                   188     124       -     312
  Partnership income                              134      10       -     144
  Operating profit                                742     162      17     921
  Interest expense                                  -       -      76      76
  Income (loss) from corporate investments
    carried at equity                               9     (25)      -     (16)
  Segment assets                                3,892   2,328     326   6,546
  Companies carried at equity                     263     432       -     695
  Expenditures for segment assets                 560     424       -     984

  The operating profit of the S&I segment for 1998 includes a nonrecurring net gain of $189 million related to favorable settlements of UNIPOL Systems business litigation in the third and fourth quarters of 1998 and a $53 million reduction in earnings related to losses associated with Aspell Polymeres SNC in the third quarter of 1998.
  The operating profit of the S&I segment for 1997 includes a $12 million charge for the write-off of certain equipment associated with the corporation's ethylene propylene rubber project.

7  Income Taxes

The following is a summary of the U.S. and non-U.S. components of Income Before Provision for Income Taxes:

Millions of dollars
for the year ended December 31,  1998  1997  1996
U.S.                             $646  $897  $766
Non-U.S.                           43    69    79
                                 $689  $966  $845


The following is an analysis of income tax expense:

                                                            1998                 1997                 1996
Millions of dollars, for the year ended December 31,  Current  Deferred    Current  Deferred    Current  Deferred
U.S. Federal income taxes                                $100      $ 86       $154      $ 80       $107      $ 79
U.S. business and research and
  experimentation tax credits                             (27)        -        (14)        -         (8)        -
U.S. state and local taxes based on income                  6        31          1         4          1         2
Non-U.S. income taxes                                      20         1         52         2         54         1
                                                           99       118        193        86        154        82
Provision for income taxes                                    $217                  $279                 $236


The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                     1998                     1997
                                             Deferred     Deferred    Deferred     Deferred
Millions of dollars, at December 31,           Assets  Liabilities      Assets  Liabilities
Depreciation and amortization                    $  -         $553        $  -         $495
Postretirement and postemployment benefits        215            -         226            -
Environmental and litigation costs                 81            -         113            -
Sale/leaseback and related deferrals               90            -         101            -
Other                                             223          278         174          242
Gross deferred tax assets and liabilities         609          831         614          737
Net deferred tax liability                              $222                     $123

  Net noncurrent deferred tax liabilities of $347 million ($263 million in 1997) are included in Deferred credits in the Consolidated Balance Sheet. Net current deferred tax assets of $125 million ($135 million in 1997) are included in Other current assets. Net noncurrent deferred tax assets are zero in 1998 ($5 million in 1997 which were included in Other assets). In 1998 there was no benefit from non-U.S. net operating loss carryforwards ($2 million in 1997 which was included in deferred tax assets above).
  Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $488 million at Dec. 31, 1998 ($469 million at Dec. 31, 1997). Determination of deferred taxes related to these earnings is not practicable.
  An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income Before Provision for Income Taxes is as follows:

                                      Percentage of
                                     Pre-Tax Income
For the year ended December 31,    1998   1997   1996
Tax at statutory Federal rate      35.0%  35.0%  35.0%
Taxes related to operations
  outside the U.S.                  0.7   (0.7)  (1.0)
U.S. state and local taxes
  based on income                   3.4    0.3    0.3
Foreign sales corporation          (1.5)  (2.9)  (3.0)
Business credits                   (3.9)  (1.5)  (0.9)
Other, net                         (2.2)  (1.3)  (2.5)
Consolidated effective
  income tax rate                  31.5%  28.9%  27.9%


8  Leases

Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Millions of dollars
for the year ending December 31,
1999                              $ 61
2000                                57
2001                                54
2002                                59
2003                                58
Subsequent to 2003                 140
Total minimum payments             429
Future sublease rentals             75
Net minimum rental commitments    $354

  The present value of the net minimum rental payments amounts to $275 million, of which $187 million pertains to the corporation's headquarters lease. Total lease and rental payments (net of sublease rental of $9 million in 1998, $21 million in 1997 and $20 million in 1996) were $56 million, $54 million and $53 million for 1998, 1997 and 1996, respectively.

9 Joint Ventures

The following are financial summaries of 33 percent- to 50 percent-owned joint ventures included in Companies carried at equity. The corporation's most significant joint ventures, classified as partnerships, include UOP LLC; Petromont and Company, Limited Partnership; Aspell Polymeres SNC; World Ethanol Company and Univation Technologies, LLC (formed in 1997).

                                       Partnerships
Millions of dollars               1998      1997    1996
Net sales(a)                    $1,905    $2,076  $2,109
Cost of sales                    1,210     1,242   1,338
Depreciation                       116        83      83
Partnership income                 154       249     242
UCC share of partnership
  income                        $   33(b) $  133  $  144
Current assets                  $  799    $  746  $  704
Noncurrent assets                  937       886     806
Total assets                     1,736     1,632   1,510
Current liabilities                430       451     608
Noncurrent liabilities             828       711     385
Total liabilities                1,258     1,162     993
Net assets                         478       470     517
UCC equity                      $  286    $  278  $  251

(a) Includes $140 million net sales to the corporation in 1998
    ($208 million in 1997 and $159 million in 1996).
(b) Includes $53 million of losses associated with Aspell Polymeres SNC.

  The corporation's joint ventures, classified as corporate investments, include Polimeri Europa S.r.l.; EQUATE Petrochemical Company K.S.C.; Nippon Unicar Company Limited; Alberta & Orient Glycol Company Limited; Asian Acetyls Co., Ltd. and several smaller entities.

                             Corporate Investments
Millions of dollars          1998     1997     1996
Net sales(a)               $2,151   $2,248   $2,059
Cost of sales               1,732    1,814    1,693
Depreciation                  256      109      129
Net income (loss)            (195)      75       (6)
UCC share of net
  income (loss)            $  (66)  $    3   $  (16)
Current assets             $1,037      933   $  877
Noncurrent assets           2,932    3,252    2,918
Total assets                3,969    4,185    3,795
Current liabilities           963      872      888
Noncurrent liabilities      2,371    2,347    1,891
Total liabilities           3,334    3,219    2,779
Net assets                    635      966    1,016
UCC equity                 $  338   $  412   $  444

(a) Includes $157 million net sales to the corporation in 1998
    ($156 million in 1997 and $153 million in 1996).

  Dividends and distributions received from joint ventures and partnerships aggregated $123 million in 1998 ($126 million in 1997 and $141 million in 1996).

10   Financial Instruments

Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

Cash, Short-Term Receivables and Accounts Payable - At Dec. 31, 1998 and 1997, the carrying amounts approximate fair values because of the short maturity of these instruments.
  Outstanding foreign currency forward contracts and options used as a means of offsetting fluctuations in the dollar value of other foreign currency accounts receivable and payable and earnings fluctuations from anticipated foreign currency cash flows totaled $220 million at Dec. 31, 1998 ($185 million at Dec. 31, 1997). In addition to the above, at Dec. 31, 1998, the corporation held foreign currency options in the amount of $199 million (U.S. dollar equivalent) to hedge a commitment to lend money to fund construction of operating facilities at specific future dates by one of its foreign subsidiaries. Such commitment is supported by commitments to third parties. The premiums on the options and any gains or losses are being capitalized as part of the intercompany loan and amortized to income as an adjustment to the effective interest yield of such loan over its repayment term. At Dec. 31, 1998, $3 million had been capitalized. Recognized net gains and losses associated with all foreign currency purchased options and forward contracts held during 1998 and 1997, and the average fair market value of those contracts, were not material. These gains and losses were generally offset by changes in the U.S. dollar value equivalents of underlying foreign currency transactions.

Investments - The corporation's investments in joint ventures and other businesses generally involve entities for which it is not practicable to determine fair values.

Long-Term Receivables - The fair values of long-term receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair values, which approximate the carrying values of $27 million and $49 million, are included in Other assets in the Consolidated Balance Sheet at Dec. 31, 1998 and 1997, respectively.

Debt - The corporation uses various types of financial instruments, including interest rate swaps and forward rate agreements, to manage exposure to financial market risk caused by interest rate fluctuations. An interest rate swap held at Dec. 31, 1998 and 1997, had a nominal carrying amount and fair value.

Carrying Amounts and Fair Values - The carrying amounts and fair values of the corporation's investments, long-term receivables and debt financial instruments at Dec. 31, 1998 and 1997, are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt).

Millions of dollars
at December 31,                1998               1997
                       Carrying     Fair  Carrying     Fair
Assets (Liabilities)     Amount    Value    Amount    Value
Investments and
  receivables              $168     $168      $162     $162
Short- and
  long-term debt         (2,222)  (2,266)   (1,887)  (1,956)

11  Long-Term Debt

Millions of dollars, at December 31,                1998    1997
6.25%  Notes due 2003                             $  250  $    -
6.75%  Notes due 2003                                125     125
6.79%  Debentures due 2025(a)                        250     250
7.00%  Notes due 1999                                175     175
7.50%  Debentures due 2025                           150     150
7.75%  Debentures due 2096(b)                        200     200
7.875%  Debentures due 2023                          175     175
8.75%  Debentures due 2022(c)                        117     117
Floating Rate Public Notes due 2000                  110       -
Pollution control and other
  facility obligations                               239     242
Other debt - various maturities
  and interest rates                                  23      29
                                                   1,814   1,463
Less: Payments to be made within 1 year               18       5
                                                  $1,796  $1,458

(a) Holders may request redemption of these debentures from the corporation on June 1, 2005.
(b) The maturity may be shortened under certain circumstances to preserve the deductibility of interest payments for Federal income tax purposes.
(c) Redeemable at the option of the corporation on or after Aug. 1, 2002.

  The corporation has a credit agreement with a group of banks permitting the corporation to borrow up to $1 billion at any time through January 2002 with the option, subject to certain conditions, to increase the available credit by $250 million and to extend the maturity date of the agreement to maintain a five year term. The credit agreement permits the corporation to borrow funds under several different programs, including the euro-dollar, Certificate of Deposit (CD), Base Rate or Money Market London Interbank Offered Rate (LIBOR) programs. Maturity dates for these programs range from 30 days to twelve months. The interest rate for each of these programs is contingent on either the euro-dollar, CD rate, Federal funds rate or LIBOR and is determined based on a calculation included in the agreement. The corporation must pay an annual facility fee based on the rating of the corporation's long-term debt securities by either Moody's Investors Service, Inc. or Standard and Poor's Rating Service as indicated in the agreement. As of Dec. 31, 1998, there were no outstanding amounts against this agreement. The corporation intends to refinance the 7.00% Notes maturing in August 1999 either by borrowing under this credit agreement or under a prospective borrowing. Accordingly, such amount has been classified as long-term debt.
  The corporation has an effective shelf registration statement available covering $390 million of public debt securities at Dec. 31, 1998, which may be used under a medium-term-note program.
  In 1998, the corporation issued $250 million of 6.25% Notes due in June 2003, and $110 million of floating rate public notes due in April 2000. The floating rate public notes bear interest at a rate which will be reset quarterly at the three-month LIBOR plus 0.65 percent. At Dec. 31, 1998 the interest rate on these notes was 5.84 percent.
  The corporation's credit agreement and the indentures under which notes and debentures are issued contain covenants normal for these types of instruments. These covenants place certain limits on the corporation's ability to merge with another entity, sell assets, engage in sale-leaseback transactions, incur debt or create liens on assets. In addition, the credit agreement requires the corporation to meet leverage and interest coverage tests.
  Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 1999 through 2023 and had an average annual effective interest rate of 7.2 percent in 1998 and 1997.
  The weighted average and effective interest rates in 1998 on the corporation's fixed-rate debt, excluding pollution control and other facility obligations, were 7.5 percent in 1998 (7.7 percent in 1997). The corporation's weighted average interest rate on short-term borrowings outstanding as of Dec. 31, 1998 was 6.0 percent (6.4 percent at Dec. 31, 1997).
  Payments due on long-term debt in the four years following 1999 are: 2000, $117 million; 2001, $21 million; 2002, $189 million, and 2003, $381 million.


12  Minority Interest

In January 1997, a newly formed real estate investment trust subsidiary issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. In October 1997, the preferred shares were redeemed for $240 million.

13  Stockholders' Equity

Subject to the following discussion, each outstanding share of common stock has identical rights in voting on corporate matters, dividends when declared, liquidation and other corporate matters.
  Each outstanding share of common stock bears one Right entitling its holder, under certain circumstances, to buy a share of common stock at a purchase price of $37.67 (subject to adjustment). The Rights may not be exercised until 10 days after a person or group acquires 20 percent or more of UCC's common stock, or until a date determined by the board of directors following announcement of a tender offer that, if consummated, would result in 20 percent or more ownership of the common stock. Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.
  Should an acquirer become the beneficial owner of 20 percent of the common stock, and under certain additional circumstances, the corporation's stockholders (other than the acquirer) would have the right to buy common stock in Union Carbide Corporation, or in the surviving enterprise if the corporation is acquired, having a value equal to two times the purchase price of the Right then in effect.
  The Rights will expire on Aug. 31, 1999, unless redeemed prior to that date. The redemption price is $0.01 per Right.
  Since inception of its share repurchase authorization in 1993 through Dec. 31, 1998, the corporation has repurchased 55.4 million shares (6.1 million shares during 1998) out of a total authorization of 60 million shares, at an average effective price of $35.82 per share. The corporation will continue to acquire additional shares from time to time at prevailing market prices, at a rate consistent with the combination of corporate cash flow and market conditions.
  In conjunction with the corporation's common stock buyback program, put options were sold in a series of private placements entitling the holders to sell 12.9 million shares of common stock to UCC at specified prices upon exercise of the options. Since inception of this program through Dec. 31, 1998, options representing 9.8 million common shares have expired unexercised, while options representing 3.1 million shares were exercised for $129 million, or an average price of $40.94 per share. There were no options issued during 1998, nor were there any outstanding options at Dec. 31, 1998. Premiums received since inception of the program, which are recorded as Additional paid-in capital, have reduced the average price of repurchased shares to $35.82 per share from $36.07.


14  Employee Stock Ownership Plan

The Union Carbide Corporation Employee Stock Ownership Plan (ESOP) is an integral part of the Savings and Investment Program (the Program) for employees. Prior to October 1997, each share of the corporation's preferred stock held by the ESOP was convertible into and had the same voting rights as one share of the corporation's common stock. The annual preferred dividend was $0.794 per share. In October 1997, the trustee of the ESOP exercised its right to convert all outstanding ESOP preferred stock into shares of the corporation's common stock (ESOP shares). As a result of the conversion, the corporation's common stock outstanding at that date was increased by 15.4 million shares.
  Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the allocation of ESOP shares equivalent to the corporation's matching contribution of 75 percent of eligible employee contributions to the Program. In addition, eligible employees can receive the equivalent of up to twenty days pay in ESOP shares through the corporation's ESOP profit sharing plan.
  Common shares held by the ESOP generally are sold in the open market when employees make withdrawals or sell ESOP shares within their account.
  The cost of the ESOP is recognized as incurred and was $7 million in 1998 ($7 million and $2 million in 1997 and 1996, respectively). The increase in 1998 and 1997 costs, compared to 1996, was principally due to the allocation of more shares to participants through the corporation's ESOP profit sharing plan. At Dec. 31, 1998, 14.6 million common shares held by the ESOP were outstanding, 7.1 million of which were allocated to employees' accounts. During 1998, 1.4 million ESOP shares were allocated to employees' accounts.

15  Incentive Plans


In 1997, stockholders approved the 1997 Union Carbide Long-Term Incentive Plan for key employees. The Plan provides for granting incentive and nonqualified stock options; exercise payment rights; grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options cannot exceed six million under the Plan. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable two years after such date. Options may not have a duration of more than ten years. The option price may be settled in cash, common shares of the corporation currently owned by a participant, withholding stock shares from the exercise or a combination of these alternatives. Restricted stock award shares are entitled to vote and dividends are credited to the holder's account, but these shares are generally nontransferable for varying periods after the grant date. Once the vesting conditions are met, the shares become fully transferable. Performance awards may be paid in common stock, cash or other forms of property. No dividend-equivalent payment rights or performance awards were granted in 1998 or 1997.
  No awards were made in 1998 or 1997, and no further awards can be made, under previous plans. Prior plans still have options outstanding and restricted stock not yet vested, whose terms are generally similar to nonqualified stock options and restricted stock grants under the 1997 plan.
  Changes in outstanding fixed price options were as follows:


                                             1998                    1997                    1996
                                                   Weighted                Weighted                Weighted
                                                    Average                 Average                 Average
Shares in thousands                  Shares  Exercise Price  Shares  Exercise Price  Shares  Exercise Price
Outstanding at January 1             12,533          $25.48  12,782          $21.45  13,350          $18.54
Granted                               1,472           43.88   1,508           46.31   1,166           45.55
Exercised                            (1,141)          15.60  (1,717)          13.45  (1,569)          13.05
Canceled or expired                    (114)          46.21     (40)          38.47    (165)          36.00
Outstanding at December 31           12,750          $28.31  12,533          $25.48  12,782          $21.45
Options exercisable at December 31    9,874                   9,889                  10,460


  Options were exercised during 1998 at prices ranging from $6.70 to $40.38 per share ($6.70 to $45.63 per share during 1997 and $6.70 to $28.63 per share during 1996).

The following table summarizes information about fixed price option shares outstanding at Dec. 31, 1998:

                                            Weighted Average
                                    Shares         Remaining  Weighted Average
Shares in thousands            Outstanding  Contractual Life    Exercise Price
Range of Exercise Prices
$ 6.70 to $ 9.54                     2,296         2.3 years            $ 8.38
$11.37 to $16.75                     1,908         3.8 years             16.38
$21.63 to $28.63                     3,466         5.4 years             24.81
$39.88 to $46.31                     5,080(a)      8.6 years             44.18
                                    12,750

(a) At Dec. 31, 1998, 2.204 million options were exercisable at an average price of $43.02.

Had compensation cost related to the fixed price options been recorded at fair value on the dates of grant in accordance with Statement No. 123, the effect on the corporation's net income and EPS amounts would have been as follows:

Millions of dollars
(except per share figures)
for the year ended December 31,  1998   1997   1996
Net income -
  common stockholders
    As reported                 $ 403  $ 652  $ 583
    Pro forma                   $ 388  $ 639  $ 576
Basic EPS
    As reported                 $2.98  $4.89  $4.43
    Pro forma                   $2.87  $4.79  $4.37
Diluted EPS
    As reported                 $2.91  $4.41  $3.90
    Pro forma                   $2.80  $4.32  $3.86

  The Black-Scholes Option Pricing Model was used to estimate the fair values of options granted during 1998, 1997 and 1996. The assumptions used for these grants included a seven-year average expected life for 1998 (six-year average for 1997 and 1996), and zero-coupon U.S. government risk free interest rates of 4.41%, 5.92%, and 5.95%; current dividend yields of 2.22%, 1.73%, and 1.78%, and volatility of 29.47%, 28.77%, and 28.00% for the years ended Dec. 31, 1998, 1997 and 1996, respectively. The weighted average fair values of options granted during the years 1998, 1997 and 1996 were $15.15, $15.54 and $15.31, respectively.
  In 1997, the board of directors approved the 1997 Union Carbide Corporation EPS Incentive Plan for a limited number of senior managers. It is designed to grant awards if the corporation achieves $4.00 or more diluted earnings per share performance during 1999 and 2000. The plan requires these senior managers to put an amount equivalent to a portion of one year's annual base pay at risk, up to 100 percent, should diluted earnings per share not equal or exceed $4.00 in the year 2000. The amount at risk will be deducted from compensation over three years and converted to units equivalent to common stock using a $47.75 share price, the closing price of the corporation's common stock on the date the plan was approved by the board of directors. Participants could be awarded up to four times the number of units at risk for each of the years 1999 and 2000, depending on the extent to which the goals of the plan are exceeded. Participants will also be credited with dividend-equivalents in the form of additional units. Awards, if any, under the plan will be in cash and paid in 2002, 2003 and 2004. Failure to meet the requirements of the plan will result in forfeiture of the amounts at risk.

16  Retirement Programs

The noncontributory defined benefit retirement program of Union Carbide Corporation (U.S. Retirement Program) covers substantially all U.S. employees and certain employees in other countries. Pension benefits are based primarily on years of service and compensation levels prior to retirement. Pension coverage for employees of the corporation's non-U.S. consolidated subsidiaries is provided through separate plans, to the extent deemed appropriate. Obligations under such plans are principally provided for by depositing funds with trustees.
  The corporation provides health care and life insurance benefits (Other Benefits) for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory.
  The corporation's significant retirement programs are its U.S. and Canadian plans. The funded status, actuarial assumptions, health care cost trends, and components of net periodic benefit costs of these plans combined is as follows:

                                                     Pension         Other
                                                    Benefits        Benefits
Millions of dollars,
  for the year ended December 31,                 1998    1997    1998    1997
Change in plan assets
  Fair value of plan assets, beginning of year  $3,769  $3,118  $   17  $   17
  Actual gain (loss) on plan assets                736     821       6       8
  Foreign currency exchange rate changes           (12)     (6)      -       -
  Employer contribution                              -      10       -       -
  Benefits paid                                   (182)   (174)     (9)     (8)
  Fair value of plan assets, end of year        $4,311  $3,769  $   14  $   17
Change in benefit obligation
  Benefit obligation, beginning of year         $3,278  $2,927  $  503  $  465
  Service cost                                      60      51      14      14
  Interest cost                                    205     206      30      33
  Amendments                                         -       1     (93)      2
  Plan participants' contributions                   -       -      22      21
  Foreign currency exchange rate changes            (7)     (3)     (1)     (1)
  Actuarial loss                                   129     278      27      27
  Benefits paid(a)                                (193)   (182)    (59)    (58)
  Benefit obligation, end of year               $3,472  $3,278  $  443  $  503
Funded status                                   $  839  $  491  $ (429) $ (486)

(a)  Includes nonfunded plan benefits paid directly by the corporation.


The funded status is composed of the following elements:

                                               Pension          Other
                                              Benefits         Benefits
Millions of dollars, at December 31,        1998    1997    1998     1997
Unrecognized net actuarial gain (loss)    $  818  $  455  $  (34)  $  (17)
Unrecognized transition asset                 29      42       -        -
Unrecognized prior service (cost) credit     (14)    (17)     93       29
Prepaid benefit cost                          30      27       -        -
Accrued benefit cost                         (24)    (16)   (488)    (498)
Funded status                             $  839  $  491  $ (429)  $ (486)

  The Other Benefits benefit obligation is net of $99 million at Dec. 31, 1998 ($131 million at Dec. 31, 1997), which is reimbursed to the corporation in part by previously owned businesses under ongoing benefit-sharing agreements.

Benefit obligations are valued using the 1994 Uninsured Pensioner Mortality Table. The actuarial assumptions used were as follows:

                                                      Pension        Other
                                                     Benefits       Benefits
At December 31,                                     1998   1997   1998   1997
Discount rate for determining benefit obligation    6.00%  6.50%  6.00%  6.50%
Expected long-term rate of return on plan assets    8.00%  8.00%  8.00%  8.00%
Rate of increase in compensation levels             3.25%  3.75%     -      -

Health care costs are projected to increase as follows:

                                                Medicare          Medicare
                               Pre-Medicare  Supplement Plan  Alternative Plan
Immediate                          7.50%         8.00%             16.83%
Ultimate                           5.00%         5.00%              5.00%
Year ultimate trend is reached      2004          2004               2017

                                        Pension Benefits      Other Benefits
Millions of dollars,
  for the year ended December 31,      1998   1997   1996   1998   1997   1996
Components of net periodic benefit costs
  Service cost                        $  60  $  51  $  49  $  14  $  14  $  13
  Interest cost                         205    206    194     30     33     31
  Expected return on plan assets       (242)  (233)  (215)    (1)    (2)    (2)
  Amortization of
    transition obligation               (12)   (12)   (12)     -      -      -
  Amortization of prior service costs     3      3      3    (29)   (21)   (21)
  Recognized net actuarial (gain) loss   (1)    (1)     3      -      -      -
  Net periodic benefit costs          $  13  $  14  $  22  $  14  $  24  $  21

  The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the company's expressed intent to control these costs. As of July 1, 1998, the corporation adopted certain amendments which will be effective Jan. 1, 1999 through Jan. 1, 2001. These amendments will encourage retirees to transfer their health care coverage into lower costing plans and usually to choose generic drugs. Effective Jan. 1, 1999, certain retirees will also pay a greater percentage of premium contributions. In addition, the plan provides that the corporation's per individual subsidy for pre-Medicare and Medicare medical coverage is capped at two times its subsidy to the company-sponsored plans in 2000.
  The corporation funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks.
  At Dec. 31, 1998, the effect on the accumulated postretirement benefit obligation of a one-percentage-point change in assumed health care cost trend rates would be as follows:

                                           1998                  1997
                                     1 Percentage Point    1 Percentage Point
Millions of dollars                 Increase  (Decrease)  Increase  (Decrease)
Effect on total of service
  and interest cost components        $  3      $( 3)       $  4      $( 3)
Effect on post-retirement
  benefit obligation                    28       (30)         33       (30)

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

17 Commitments and Contingencies

Purchase Agreements - The corporation has three major agreements for the purchase of ethylene-related products and three other purchase agreements in the U.S. and Canada (two in 1997 and 1996). Total purchases under these agreements were $196 million, $245 million and $233 million in 1998, 1997 and 1996, respectively. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1998 (at current exchange rates, where applicable) is presented in the following table:

Millions of dollars
for the year ending December 31,
1999                                $ 71
2000                                  39
2001                                  32
2002                                  28
2003                                  19
2004 through 2014                     74
Total                               $263

Environmental - The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or remediate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals in current dollars for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made and to reflect new and changing facts.
  At Dec. 31, 1998, the corporation had established environmental remediation accruals in the amount of $220 million ($264 million in 1997). These accruals have two components, estimated future expenditures for site investigation and cleanup and estimated future expenditures for closure and postclosure activities. In addition, the corporation had environmental loss contingencies of $121 million at Dec. 31, 1998.
  The corporation has sole responsibility for the remediation of approximately 37 percent of its environmental sites for which accruals have been established. These sites are well advanced in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1998, included $169 million for these sites ($197 million at Dec. 31, 1997), of which $65 million ($79 million at Dec. 31, 1997) was for estimated future expenditures for site investigation and cleanup and $104 million ($118 million at Dec. 31, 1997) was for estimated future expenditures for closure and postclosure activities. In addition, $66 million of the corporation's environmental loss contingencies at Dec. 31, 1998, related to these sites. The two sites with the largest total potential cost to the corporation are nonoperating sites. Of the above accruals, these sites accounted for $39 million ($36 million at Dec. 31, 1997), of which $19 million ($17 million at Dec. 31, 1997) was for estimated future expenditures for site investigation and cleanup and $20 million ($19 million at Dec. 31, 1997) was for estimated future expenditures for closure and postclosure activities. In addition, $44 million of the above environmental loss contingencies related to these sites.
  The corporation does not have sole responsibility at the remainder of its environmental sites for which accruals have been established. All of these sites are in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1998, included $51 million for estimated future expenditures for site investigation and cleanup at these sites ($67 million at Dec. 31, 1997). In addition, $55 million of the corporation's environmental loss contingencies related to these sites. The largest of these sites is a nonoperating site. Of the above accruals, this site accounted for $10 million ($14 million at Dec. 31, 1997) for estimated future expenditures for site investigation and cleanup. In addition, $3 million of the above environmental loss contingencies related to this site.

  Worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $91 million in 1998, $100 million in 1997 and $110 million in 1996.

Other - The corporation has severally guaranteed 45 percent (approximately $562 million at Dec. 31, 1998) of EQUATE Petrochemical Company's debt and working capital financing needs until certain completion and financial tests are achieved. If these tests are met, a $54 million several guarantee will provide ongoing support thereafter. The corporation has also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and, through March 31, 1999, substantially all of its guarantee of EQUATE's debt. The corporation is in the process of extending the political risk insurance for its debt guarantee through March 31, 2001.
  The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1998, totaling $91 million, of which $55 million related to guarantees of debt.

Litigation - The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
  The corporation has recorded nonenvironmental litigation accruals of $120 million, and related insurance recovery receivables of $104 million. At Dec. 31, 1998, the corporation had net nonenvironmental litigation loss contingencies of $51 million.
  While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income when determinable.

Management's Statement of Responsibility for Financial Statements

  Union Carbide Corporation's financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.
  The corporation maintains accounting systems, including internal accounting controls monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system must not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources and the leadership and commitment of top management.
  The corporation's financial statements are audited by KPMG LLP, independent certified public accountants, in accordance with generally accepted auditing standards. These standards provide for the auditors to consider the corporation's internal control structure to the extent they deem necessary in order to issue their opinion on the financial statements.
  The Audit Committee of the board of directors, which consists solely of nonemployee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee recommends to the board of directors the selection of the independent auditors, which is submitted to the stockholders for ratification. The Audit Committee periodically meets with the independent auditors, management and internal auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

William H. Joyce                                                John K. Wulff
Chairman, President and                       Vice-President, Chief Financial
Chief Executive Officer                                Officer and Controller

Danbury, Conn.
Jan. 22, 1999


Independent Auditors' Report
KPMG LLP

To the Stockholders and Board of Directors of Union Carbide Corporation:

  We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP
Stamford, Conn.
Jan. 22, 1999

Quarterly Data

Union Carbide Corporation and Subsidiaries

Millions of dollars                     1Q       2Q       3Q       4Q     Year
1998
  Net sales                         $1,561   $1,459   $1,350    $1,289   $5,659
  Cost of sales                      1,161    1,087    1,036     1,010    4,294
  Gross profit                         400      372      314       279    1,365
  Depreciation and amortization         95       98       95       101      389
  Operating profit                     232      203      190(b)(c) 178(b)   803
  Net income                           142      118       76        67      403
  Net income - common stockholders     142      118       76        67      403
1997
  Net sales                         $1,638   $1,666   $1,659    $1,539   $6,502
  Cost of sales                      1,231    1,220    1,199     1,156    4,806
  Gross profit                         407      446      460       383    1,696
  Depreciation and amortization         82       87       87        84      340
  Operating profit                     247      291      291       216    1,045
  Income before cumulative effect of
    change in accounting principle     157      191      181       147      676
  Cumulative effect of change in
    accounting principle                 -        -        -       (17)     (17)
  Net income                           157      191      181       130      659
  Net income - common stockholders     155      188      179       130      652

(b) Includes $118 million and $71 million in the third and fourth quarters, respectively, of favorable litigation settlements related to the UNIPOL Systems business.
(c) Includes $53 million in losses associated with Aspell Polymeres SNC, the corporation's joint venture in France.

Dollars per common share                1Q       2Q       3Q       4Q     Year
1998
Basic -
  Net income - common stockholders  $ 1.03   $ 0.87   $ 0.56   $ 0.50   $ 2.98
Diluted -
  Net income - common stockholders    1.01     0.85     0.55     0.49     2.91
  Cash dividends declared           0.2250   0.2250   0.2250   0.2250     0.90
  Market price - high(a)           50.3125  55.7500  55.6250  46.2500  55.7500
  Market price - low(a)            40.1250  45.3125  36.7500  37.4375  36.7500
1997
Basic -
  Income before cumulative effect of
    change in accounting principle  $ 1.17   $ 1.46   $ 1.34   $ 1.07   $ 5.02
  Cumulative effect of change in
    accounting principle                 -        -        -    (0.13)   (0.13)
  Net income - common stockholders    1.17     1.46     1.34     0.94     4.89
Diluted -
  Income before cumulative effect of
    change in accounting principle    1.03     1.28     1.18     1.04     4.53
  Cumulative effect of change in
    accounting principle                 -        -        -    (0.12)   (0.12)
  Net income - common stockholders    1.03     1.28     1.18     0.92     4.41
  Cash dividends declared           0.1875   0.1875   0.4125        -   0.7875
  Market price - high(a)           49.3750  50.6250  56.8125  50.1250  56.8125
  Market price - low(a)            40.5000  42.5000  46.6875  41.4375  40.5000

(a) Prices are based on New York Stock Exchange Composite Transactions.

Corporate Information

1999 Annual Meeting
  The 1999 annual meeting of stockholders will be held on Wednesday, April 28, at the John C. Creasy Health Education Center, 24 Hospital Ave., Danbury, CT 06810, beginning at 10 A.M.
  A notice of the annual meeting, a proxy statement and a proxy voting card will be mailed to each stockholder in March, together with a copy of this annual report.

General Offices
  The general offices of Union Carbide Corporation are located at 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-2000).

Stock Exchanges
  Union Carbide stock is traded primarily on the New York Stock Exchange (ticker symbol: UK). The stock is also listed on the Chicago and Pacific Stock Exchanges in the U.S.

Stock Records and Transfer
  The corporation acts as its own stock transfer agent through its Shareholder Services Department, which maintains stockholder records, transfers stock and answers questions regarding stockholders' accounts, including dividend reinvestment accounts. Stockholders wishing to transfer stock or to change the name on a stock certificate should contact Shareholder Services for assistance. The registrar is ChaseMellon Shareholder Services.

Dividend Reinvestment
  Stockholders of record may purchase shares directly through Union Carbide's Dividend Reinvestment and Stock Purchase Plan. Under the plan, shares may be purchased from Union Carbide free of commissions and service charges.
  Requests for a prospectus that explains the plan in detail should be directed to the Shareholder Services Department (Telephone: 800-934-3350).

Form 10-K
  A Form 10-K report for the year ended Dec. 31, 1998, will be available in April 1999. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Bruce D. Fitzgerald, secretary, 39 Old Ridgebury Road, Danbury, CT 06817-0001.

Charitable Contributions Booklet
  Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $250 or more from the corporation. The booklet is available on written request to the secretary.

RESPONSIBLE CARE Progress Report
  This report covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and other worldwide locations, RESPONSIBLE CARE goals, and progress Carbide made in 1998 as it completed implementation of RESPONSIBLE CARE management practices. To obtain a copy, write to Union Carbide Corporation, Public Affairs Department, Section L4-505, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 800-552-
5272).

Inquiries
- Inquiries from the public about Union Carbide and its products and services should be directed to the Corporate Information Center, Union Carbide Corporation, Section N-0, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-5300).

- Inquiries about stockholder accounts and dividend reinvestment should be directed to Union Carbide Corporation, William H. Smith, manager, Shareholder Services Department, Section G1-328, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-3350).

- Investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E4-286, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone:
   203-794-6440).

- Financial journalists should direct questions to Union Carbide Corporation, David N. Kernis, assistant director, communications, Public Affairs Department, Section L4-502, 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-6929).

- Information about Union Carbide also may be found on the company's home page on the Internet at www.unioncarbide.com. Union Carbide's site provides information in five categories: general, financial, business, RESPONSIBLE CARE and recruitment.

Directors and Corporate Officers

Directors

C. Fred Fetterolf
Retired director, president and chief operating officer of Aluminum Company of America. A UCC director since 1987, he chairs the Health, Safety & Environmental Affairs (HS&EA) Committee and serves on the Audit, Compensation & Management Development and Nominating Committees.

Rainer E. Gut
Chairman of Credit Suisse Group, Zurich, Switzerland, Credit Suisse First Boston and Credit Suisse. A UCC board member since 1994, he chairs the Finance and Pension Committee and is a member of the Compensation & Management Development and Nominating Committees.

Vernon E. Jordan, Jr.
Senior partner of Akin, Gump, Strauss, Hauer & Feld LLP. He is chairman of the Nominating Committee and a member of the Executive, Finance & Pension and Public Policy Committees. He has been a board member since 1987.

William H. Joyce
Chairman, president and chief executive officer of Union Carbide Corporation. A director since 1992, he is chairman of the Executive Committee.

Robert D. Kennedy
Chairman of UCAR International Inc., and retired chairman and chief executive officer of Union Carbide Corporation. A director since 1985, he serves on the Audit, Executive, Nominating and Public Policy Committees.

Ronald L. Kuehn, Jr.
Director and chairman, president and chief executive officer of Sonat, Inc. A UCC board member since 1984, he chairs the Compensation & Management Development Committee and serves on the Executive, Finance & Pension and HS&EA Committees.

Rozanne L. Ridgway
Former assistant secretary of state for Europe and Canada. A director since 1990, she chairs the Public Policy Committee and is a member of the Audit, HS&EA and Nominating Committees.

James M. Ringler
Director and chairman, president and chief executive officer of Premark International, Inc. He has been a director since 1996 and is chairman of the Audit Committee and a member of the Compensation & Management Development, Finance & Pension and HS&EA Committees.

Paul J. Wilhelm
President of the U.S. Steel Group of USX Corporation and a director of that corporation. Elected a director in 1998, he serves on the HS&EA and Public Policy Committees.


Corporate Officers

William H. Joyce
Chairman of the Board, President and Chief Executive Officer

Joseph S. Byck
Vice-President, Strategic Planning, Investor Relations and Public Affairs

Bruce D. Fitzgerald
Vice-President, General Counsel and Secretary

James F. Flynn
Vice-President, General Manager, Solvents, Intermediates and Monomers

Malcolm A. Kessinger
Vice-President, Human Resources

Lee P. McMaster
Vice-President, General Manager, Specialty Polymers and Products, UCAR Emulsion Systems

Joseph C. Soviero
Vice-President, Corporate Ventures

Roger B. Staub
Vice-President, General Manager, UNIPOL Systems

John K. Wulff
Vice-President, Chief Financial Officer and Controller


Other Senior Management

Eugene J. Boros
Vice-President, Research and Development

Ruth E. Bruch
Vice-President, Chief Information Officer

David L. Brucker
Vice-President, Engineering and Operations

Graham S. Cattell
Vice-President, Engineering

Ron J. Cottle
Vice-President, Health, Safety and Environment

R. Duane Dickson
Vice-President, General Manager, Industrial Performance Chemicals

John L. Gigerich
Vice-President, Purchasing, Information Technology and Supply Chain Management

Kevin P. Lynch
Vice-President, General Manager, UNIPOL Polymers

Philip F. McGovern
Vice-President, Tax

Daniel C. Scheid
Vice-President, General Manager, Ethylene Oxide/Glycol

Lee C. Stewart
Vice-President and Treasurer

Vince F. Villani
Vice-President, General Manager, Olefins

Donald R. Wood
Vice-President, Polypropylene Resins

John P. Yimoyines
Vice-President, General Manager, Specialty Polyolefins

Union Carbide Around the World

United States & Puerto Rico
  Alabama*              New Jersey
  California            New York*
  Colorado              North Carolina
  Connecticut           Texas*
  District of Columbia  Vermont
  Georgia               West Virginia
  Illinois*             Puerto Rico
  Louisiana*

Canada
  Alberta*              Quebec*
  Ontario

Europe
  Austria               Russia
  Belgium               Spain
  Czech Republic        Sweden
  France*               Switzerland
  Germany*              Turkey
  Italy*                United Kingdom*
  Poland

Latin America
  Argentina             Ecuador
  Brazil                Guatemala
  Chile                 Mexico
  Colombia              Peru
  Costa Rica            Venezuela

Far East & other
  Australia             Morocco
  China*                Philippines
  Egypt                 Singapore
  Hong Kong             South Africa
  Indonesia             South Korea*
  Japan*                Sri Lanka
  Jordan                Taiwan
  Kuwait*               Thailand
  Malaysia              United Arab Emirates

*Including joint venture locations.


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

  Domestic                         United States and
                                   Puerto Rico

  Domestic operations              Operations of Union
                                   Carbide in this area,
                                   including exports

  International operations         Operations of Union
                                   Carbide in areas of the world
                                   other than the United States
                                   and Puerto Rico

  Joint ventures                   Partnerships and corporate
                                   investments of Union
                                   Carbide Corporation
                                   accounted for under the
                                   equity method of accounting

The use of these terms is for convenience of reference only. The consolidated subsidiaries are separate legal entities that are managed by, and accountable to, their respective boards of directors.


CARBITOL, CARBOWAX, CELLOSIZE, CELLOSOLVE, CYRACURE, EMKADIXOL, FLEXOL, FLEXOMER, NEULON, NORKOOL, LP OXO, POLYOX, POLYPHOBE, SELEXOL, TERGITOL, TONE, TRITON, TUFLIN, UCAR, UCARSOL, UCARTHERM, UCON, UCURE, UNICARB, UNIPOL, and UNION CARBIDE are trademarks of Union Carbide.

RESPONSIBLE CARE is a registered service mark of the Canadian Chemical Producers Association and the Chemical Manufacturers Association.

EQUATE is a trademark of EQUATE Petrochemical Company K.S.C. of Kuwait.

(Inside back cover)

Printed on Recycled, Recylable Paper.
Printed in U.S.A.

(Back cover)

(The back cover depicts a hexagon containing the words "Union Carbide".)

Union Carbide Corporation
39 Old Ridgebury Road
Danbury, Connecticut 06817-0001

UC-1800