Form 10-K, Exhibit 13
period 1999-12-31
UNION CARBIDE CORP /NEW/
filed 2000-03-20
CIK 100790

EXHIBIT 13

                    Union Carbide Corporation
                       1999 Annual Report

(The cover)

Union Carbide Corporation Annual Report
(with 1999 written vertically up the right hand side)

(Inside front cover)

TABLE OF CONTENTS

Financial Highlights/At a Glance
   1  Summary comparison of 1999 and 1998 results
Chairman's Letter
   2 Bill Joyce on performance in 1999, strategic objectives and long-term outlook
Principal Products & Services
   4 Description of the Specialties & Intermediates and Basic Chemicals & Polymers segments
Chemical Glossary
   6 Chemicals and polymers used in Carbide's businesses Management's Discussion and Analysis
   7  Results of Operations
  16  Liquidity, Capital Resources and Other Financial Data
  17  Debt Ratios
Selected Financial Data
  18  Summary financial history of the past 11 years
Financial Statements
  20  Consolidated Balance Sheet
  21  Consolidated Statement of Income
  22  Consolidated Statement of Stockholders' Equity
  24  Consolidated Statement of Cash Flows
  25  Notes to Financial Statements
  44 Management's Statement of Responsibility for Financial Statements
  44  Independent Auditors' Report
Quarterly Data
  45  Summary comparison of quarterly 1999 and 1998 results
Corporate Information
  46 Important dates, names, addresses, telephone numbers and other information
Directors & Corporate Officers
  47 List of directors, corporate officers and other senior management
Union Carbide around the World
  48  List of worldwide locations
Definition of Terms
  48  Definition of non-chemical terms


Cautionary statement: All statements in this annual report that do not reflect historical information are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (as amended). Forward-looking statements include statements concerning the pending merger with The Dow Chemical Company (and, with regard to the merger, the Dow Merger); plans; objectives; strategies; anticipated future events or performance; sales; cost, expense and earnings expectations; the Year 2000 issue; interest rate and currency risk management; the chemical markets in 2000 and beyond; development, production and acceptance of new products and process technologies; ongoing and planned capacity additions and expansions; joint ventures; Management's Discussion and Analysis; and any other statements that do not reflect historical information. Such forward-looking statements are subject to risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include the supply/demand balance for the corporation's products; customer inventory levels; competitive pricing pressures; raw material availability and costs; changes in industry production capacities and operating rates; currency exchange rates; interest rates; global economic conditions; competitive technology positions; failure by the corporation to achieve technology objectives, achieve cost reduction targets or complete projects on schedule and on budget; inability to obtain new customers or retain existing ones; and, with respect to the Dow Merger, failure to obtain necessary regulatory and other governmental approvals and failure to satisfy conditions of the merger agreement.

FINANCIAL HIGHLIGHTS

Dollar amounts in millions (except per share figures)
For the Year                                    1999         1998  % Change
Net sales                                     $5,870       $5,659        4
Operating profit                                 555          803      (31)
Income before cumulative effect of
     change in accounting principle              311          403      (23)
  Per common share - basic                      2.33         2.98      (22)
  Per common share - diluted                    2.27         2.91      (22)
Net income - common stockholders                 291          403      (28)
  Per common share - basic                      2.18         2.98      (27)
  Per common share - diluted                    2.13         2.91      (27)
Cash dividends on common stock                   120          122       (2)
  Per common share                              0.90         0.90        -
Capital expenditures                             764          782       (2)
At Year-End
Total assets                                  $7,957       $7,291        9
Total debt                                     2,651        2,222       19
Stockholders' equity                           2,617        2,449        7
  Per common share                             19.51        18.46        6
Common shares outstanding (thousands)        134,144      132,686        1
Common stockholders of record                 42,386       45,775       (7)
Employees                                     11,569       11,627        -

AT A GLANCE

Union Carbide Corporation is a worldwide chemicals and polymers company. The company possesses many of the industry's most advanced process and catalyst technologies and some of the most cost-efficient, large-scale production facilities in the world. In addition to its consolidated operations, the corporation participates in partnerships and corporate joint ventures whose combined net sales totaled approximately $4.1 billion in 1999.

Union Carbide operates two business segments: Specialties & Intermediates, which accounted for 71 percent of customer revenues, produces a broad range of products, including specialty polyolefins used in wire and cable insulation; surfactants for industrial cleaners; catalysts for the manufacture of polymers; acrolein and derivatives; water-soluble polymers; cellulose-, glucose- and lanolin-based materials for personal care products; specialty coatings; acrylic and vinyl acrylic latex used in paints and adhesives; solvents; vinyl acetate and acrylic monomers, and ethylene oxide derivatives. This segment also licenses olefins-based technologies and offers other specialized technology licensing and services.



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



Union Carbide's leading end markets as a percentage of sales are:
      Paints, coatings and adhesives         22
     Packaging and consumer plastics         20
                      Wire and cable         11
                             Textile          7
         Household and personal care          7
    Automotive, including antifreeze          5
                Agriculture and food          4
                         Oil and gas          2
                 Industrial cleaners          2

CHAIRMAN'S LETTER

The most significant day in Union Carbide's recent history was August 4, 1999, when plans to merge with The Dow Chemical Company were announced.
     I have said that in a consolidating chemical industry, the combination of Dow and Union Carbide sets the gold standard. With leading technologies and outstanding facilities, the new Dow will offer superb long-term prospects for profitable growth and enhanced shareholder value. Both employee and independent Carbide shareholders overwhelmingly approved the merger.
     Looking to Carbide's businesses in the decade ahead, we anticipate higher sales volumes and improved earnings from our joint ventures and partnerships, plus prospects for higher earnings and better returns at both the top and bottom of the next industry cycle. The new Dow should be positioned to reach those heights and higher in spite of new, and more difficult, global economic forces.
     Consumer demands for equal or higher quality products at lower prices have led to a rapidly consolidating industry in which fewer companies of greater size and resources serve the global needs of customers. The growing importance of technology, global reach and world-class production capabilities are creating some strong corporate combinations, such as Exxon-Mobil, Total-Petrofina and BP-Amoco.
     Recognizing that change was afoot within the industry, we could not ignore the opportunity to combine organizations with Dow; the proposed merger was too beneficial to employees, shareholders and our customers. Since the announcement, I have been asked what will Union Carbide contribute to the new Dow. I believe Carbide's contribution will be driven by three initiatives instituted earlier in the 1990's that will contribute to achieving some of Dow's stated objectives for the merger.
     First, we applied extensive capital to repair or upgrade the physical infrastructure of our production facilities, as well as to transform our Information Technology systems through the most comprehensive SAP R/3 implementation attempted in a process industry. The infrastructure improvements, which were nearly complete in 1999, improved operating reliability and helped reduce costs by making us a low-cost producer of power and steam.
     Second, but concurrently, we changed the basic cost structure of the company. Proof of our success is the fact that our unit fixed cost decreased to 10.2 cents per pound in 1999 from 15.5 cents per pound in 1991. Throughout all of our businesses, Carbiders concentrated on increasing volume while cutting costs by eliminating work that did not add value.
     Finally, we began laying the foundation for long-term growth by adding nearly 6 billion pounds of capacity since 1994, helping our earnings per share to more than double from the bottom of the last trough.
     Prospects of additional sales and earnings from added capacity coupled with more efficiently run operations strengthened by infrastructure improvements and the SAP implementation clearly made a combination with Carbide attractive to Dow. While we made significant progress by bringing much of this new capacity to market during the past year, the added capacity and modernized infrastructure will make substantial long-term contributions to the new Dow's financial results beyond the current trough in the industry cycle.
     Carbide shareholders have already benefited from the planned merger. Our total shareholder return of 59.8 percent during 1999 put us at the top of our industry, well ahead of both the Standard & Poor's 500 and Chemicals indexes. Since the spin-off of the industrial gases business in mid-1992, we have delivered 600 percent total shareholder return, and more than 1,000 percent total shareholder return since the end of November 1991, just before the spin-off was announced.
     One of the key messages to employees since the merger announcement has been the need to give highest priority to working safely while meeting our business goals and preparing to deliver the strongest possible organization to the new company. I am happy to report that Carbiders worldwide are living up to that request, as they have achieved or exceeded most of the corporate safety goals for the year while producing quality products and providing excellent service to our customers.
     Customer sales volume in 1999 was the highest ever for our current businesses, reaching 16.8 billion pounds by year-end, a gain of 13.9 percent over 1998. Infrastructure improvements strengthened production reliability as capacity utilization increased by 9.4 percent. Additionally, worldwide sales rose 3.7 percent, to $5.9 billion. Before the cumulative effect of a change in accounting principle, income available to stockholders fell to $311 million, and income per diluted share decreased to $2.27.

(included on this page is a picture of William H. Joyce, Chairman, President and Chief Executive Officer)

     Clearly, the current cyclical trough, coupled with a major downturn in Asia that put the industry in a situation of over-supply, depressed the earnings of companies like Carbide. Our financial performance improved as the year progressed and the Asian economic crisis lessened, providing Carbide with a significant opportunity for increased sales in the region.
     Fueling future growth in the Asian market is the OPTIMAL joint venture with Petroliam Nasional Berhad (PETRONAS), the national oil company of Malaysia. Construction of the new complex remains on schedule, with completion expected around the end of 2001. With its technology and feedstock advantages, OPTIMAL will be Southeast Asia's most competitively advantaged producer of a broad range of chemicals.
     A source of concern this year has been reduced earnings in Specialties & Intermediates (S&I), the larger of Carbide's two business segments. Although delivering more than twice the earnings the segment generated at the start of the decade, S&I earnings were down in 1999 from higher levels achieved during the prior four years. S&I continued to be hurt by the impact of the Asian economic situation and by rapidly rising raw material costs that could not be passed along quickly enough through higher selling prices. These factors, including continued depressed business activity at our UOP joint venture, more than offset the favorable impact of a nearly 10.4 percent increase in customer volume compared with 1998. Income from our licensing businesses, while down from 1998, remained strong, and further benefited from litigation gains that occurred in both years.
     The Basic Chemicals & Polymers (BC&P) segment realized increased prices through most of the year. Average unit variable margins declined, however, as selling price increases were insufficient to offset steeply rising feedstock costs.
     After correcting defects in warrantied equipment that had hampered its performance, EQUATE improved production and earnings as the year progressed. With the ethylene, polyethylene and ethylene glycol units each demonstrating greater-than-nameplate capacity, the site's higher production volumes and sales are beginning to produce anticipated long-term returns.
     Projects for ethylene and polyethylene in Alberta remain on target. Our 1.4 billion-pound-capacity UNIPOL Process polyethylene plant at Prentiss, Alberta, is scheduled for completion in the fall of 2000. With its large size, leading-edge process technology and access to low-cost ethylene from the 2.8 billion-pound-capacity facility we are building nearby with Nova Chemicals Corporation, the Prentiss plant should be a highly competitive supplier in its target markets.
     Powernet, our information technology initiative, replaced more than 700 software applications housed in legacy computer systems that were over 20 years old. The outcome was improved efficiency and reduced costs through the integration of planning, order entry, procurement, production, distribution and financial systems, in addition to addressing Year 2000 problems existing in the systems it replaced. By year-end 1999, Powernet was operational at all remaining North American locations not converted in 1998 and helped to establish a higher on-time customer delivery percentage than before the November 1998 changeover.
     Health, safety and environmental performance was very good. There were no fatalities in 1999, and for the eighth consecutive year we experienced no major process safety incidents. The number of accidental releases was reduced by about 38 percent from 1998, and the amount of material lost was reduced by more than 80 percent. Worker safety also improved, as the recordable work-caused injury and illness rates decreased 19 percent and 14 percent, respectively.
     For more information about our 1999 environmental and safety performance, either write to Carbide's Public Affairs Department for our RESPONSIBLE CARE Progress Report or access the report on the Internet (at www.unioncarbide.com).
     With the merger approaching, I am more inclined to look to the future than dwell on the past. Just as Carbide made Leo Baekeland's Bakelite Company, acquired in 1939, a noted part of Carbide's heritage, I am confident that the new Dow will honor and build on Union Carbide's exceptional history of technological achievements.
     In conclusion, I want to thank our shareholders, our customers and, especially, Carbide employees for their support and continuing commitment to our success.

                                         Sincerely,
                                         /s/ William H. Joyce
                                         William H. Joyce
                                         February 23, 2000

PRINCIPAL PRODUCTS & SERVICES

Specialties & Intermediates

Union Carbide's Specialty Polymers and Products group manufactures and markets numerous specialty products. Many of its technologies are targeted for sharply defined market segments.

-Water Soluble Polymers produces polymers used in a wide range of applications for their unique properties in aqueous systems. Key product lines include CELLOSIZE hydroxyethyl cellulose, POLYOX water soluble resins, and a variety of cellulose, glucose and lanolin-based materials supplied to the personal care industry by Amerchol Corporation, a Union Carbide subsidiary. Other key markets for Water Soluble Polymers include paints, pharmaceuticals, oil fields, paper and industrial adhesives and binders.

-Performance Polymers produces coatings and plastic materials, including UCAR solution vinyl resins, used in coatings for beverage and food cans, bottle caps and closures; maintenance coatings on bridges, storage tanks and oceangoing vessels; printing inks for vinyl shower curtains, wallpaper and furniture; and magnetic recording tape; TONE caprolactone-based materials, used in fabric coatings, orthopedic cast and splint materials, automotive primers and topcoats, plus biodegradable bags for compostable materials; cycloaliphatic epoxides for electric utility equipment such as insulators and transformers; CYRACURE products for ultraviolet-cured coatings and inks; FLEXOL plasticizers, made from soybean and linseed oils, used to keep plastic products soft and pliable; and polyvinyl acetate resins, used in such widely diverse applications as chewing-gum, molded automotive body parts, bathroom fixtures, business-machine housings, coatings and adhesives.

-Specialty Industrial Products produces acrolein and derivatives, important in a range of products from biocides to animal feed supplements; ethylidene norbornene (ENB), used in the production of ethylene propylene rubber roofing and automotive parts; and specialty ketones, used as solvents and intermediates in herbicide, drug and vitamin manufacture.

UCAR Emulsion Systems makes products used in interior and exterior house paints, adhesives and sealants. They include UCAR
POLYPHOBE rheology modifiers, used to thicken coatings, and UCAR latex products, used as binders and to improve exterior paint durability, scrub and stain resistance and adhesion.

Specialty Polyolefins manufactures a variety of performance polyolefin products marketed worldwide. Chief among these are polyolefin-based compounds for high-performance insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable. Other Specialty Polyolefins products are used in adhesives, laminating film and flexible tubing.

UNIPOL Systems develops and licenses UNIPOL Process technology - the industry's most versatile method of manufacturing polyethylene and polypropylene - for producers worldwide. The business also develops new process technology for the manufacture of other olefins-based polymers, such as ELASTOFLO ethylene propylene rubber, which the business produces and markets to rubber products manufacturers, and sells catalysts to UNIPOL Process licensees worldwide. Licensing of UNIPOL PE and PP processes, as well as development of new polyethylene technologies, is handled through Univation Technologies, LLC, a joint venture of Union Carbide and ExxonMobil Chemical Company.

Industrial Performance Chemicals manufactures and sells a broad range of ethylene oxide derivatives and formulated glycol products for specialty applications. Ethylene oxide derivatives include CARBOWAX polyethylene glycols, nontoxic, biodegradable, water-soluble products with a wide range of applications in the pharmaceutical, personal care, household, textile processing, wood preservation, ceramic and industrial markets; ethanolamines, for detergents, personal care products such as bath soap, agricultural products and natural gas conditioning and refining; ethyleneamines, for fuel, lubricant and motor-oil additives, adhesives, corrosion inhibitors, cleaning materials and many other industrial uses; TRITON and TERGITOL specialty and commodity surfactants, for use in institutional, industrial and household cleaning products; formulations for personal care products; and in industrial processes for textiles, paper, paints and coatings and many other products; UCON fluids and lubricants, for use in brake fluids and fire-resistant hydraulic fluids used in heavy-duty machinery and off-highway equipment and in automotive air-conditioning systems with non-ozone-depleting coolants; alkyl alkanolamines for water-treating chemicals, surfactants, fabric softeners, pharmaceuticals and natural-gas and boiler-water conditioning; and gas-treating chemicals, including SELEXOL and UCARSOL solvents, used to lower corrosion rates and increase efficiency in removing carbon dioxide and sulfur deriva-tives from natural and refinery gases. Formulated glycol products include UCAR aircraft and runway deicing and anti-icing fluids, which remove or prevent formation of ice, snow and frost on aircraft and runway surfaces; UCARTHERM heat-transfer fluids, which help to distribute heating and cooling effects and inhibit corrosion in heating, ventilation and refrigeration systems; and NORKOOL industrial products, used as coolants, corrosion inhibitors and cleaners in gas compressor stations, generators and large engines.

Solvents, Intermediates & Monomers supplies one of the chemical industry's broadest product lines to the paints and coatings market and also serves the cosmetics and personal care, adhesives, household and institutional products, pharmaceuticals and agricultural markets. Products include oxo aldehydes, acids and alcohols, used as chemical intermediates and industrial solvents and in herbicides, plasticizers, paint dryers, jet-turbine lubricants, lube oil additives, perfumes and food and feed preservatives; esters, which serve as solvents in industrial coatings and printing inks and in the manufacturing processes for pharmaceuticals and polymers; CARBITOL and CELLOSOLVE solvents, used in high-technology coatings applications, such as primers and industrial finishes for the automotive, packaging and furniture markets, as jet-fuel additives and as grease cutters for household and industrial cleaners and in UCON and EMKADIXOL brake fluids; ketones, including methyl isobutyl ketone, used as solvents for vinyl resins, industrial lacquers and pharmaceuticals and as intermediates for dyes and rubber chemicals; monomers, such as vinyl acetate and acrylic esters, widely used in the production of latex paints, paper coatings, adhesives, textile binders and floor and shoe polishes; alcohols, such as ethanol and isopropanol, which act as solvents and intermediates in materials used to produce coatings, inks, herbicides, petroleum additives and synthetic lubricants and also widely used as solvents for personal care products, such as perfumes, deodorants and hair sprays, and in the preparation of mouthwashes, detergents, disinfectants and polishes; and the UNICARB System, a pollution-reducing technology that can cut costs and reduce volatile organic compounds (VOCs) in spray-applied coatings by up to 80 percent.



Basic Chemicals & Polymers

Union Carbide's Hydrocarbons group manufactures about three quarters of the company's ethylene requirements and almost one third of its propylene requirements. Ethylene and propylene are the key raw materials for many of Union Carbide's businesses.

Union Carbide, the leading producer of ethylene oxide and ethylene glycol, is supplied by the Ethylene Oxide/Glycol group. Ethylene oxide is a chemical intermediate primarily used in the manufacture of ethylene glycol, polyethylene glycol, glycol ethers, ethanolamines, surfactants and other performance chemicals and polymers; di- and triethylene glycol, used in a variety of applications, including boat construction, shoe manufacturing, natural gas-drying and other moisture-removing applications and plasticizers for safety glasses; and tetraethylene glycol, used predominantly in the production of plasticizers for automotive windows. Ethylene glycol is used extensively in the production of polyester fiber, resin and film, automotive antifreeze and engine coolants, and aircraft anti-icing and deicing fluids.

Union Carbide is a leading manufacturer of polyethylene, the world's most widely used plastic. UNIPOL Polymers produces and markets linear low-, medium- and high-density polyethylenes, used in high-volume applications such as housewares, milk and water bottles, grocery sacks, trash bags, packaging, water and gas pipe, and FLEXOMER very low-density polyethylene resins, used as an impact modifier in other polymers and to produce flexible hose and tubing, frozen-food bags and stretch wrap.

Carbide's Polypropylene Resins business manufactures and sells polypropylene, one of the world's largest-volume, fastest-growing plastics. End-use applications include carpeting and upholstery; apparel; packaging films; food containers, such as dairy-products cups; housewares and appliances; heavy-duty tapes and ropes, and automobile interior panels and trim.



For a summary of business and geographic segment data, see Note 6 to the consolidated financial statements and Management's
Discussion and Analysis, beginning on page 7.

For a summary of the corporation's Joint ventures, see Note 9 to the consolidated financial statements and those sections of Management's Discussion and Analysis beginning on page 10.

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

Chemical Intermediates - Chemicals formed or introduced as an intermediate step between the starting material and the final product in chemical processing. Examples are:

-Acrolein, used to make biocides, animal feed supplements and coatings resins.

-Ethanolamines, reaction products of ethylene oxide and ammonia, used in detergents and other cleaning materials, personal care and agricultural products and for removal of sulfur and other impurities from natural gases.

-Ethyleneamines, made from ethylene oxide or ethylene dichloride, used in many industrial products, including fuel, lubricant and motor oil additives, adhesives, wet-strength paper resins and paints.

Esters - Chemicals made by reacting alcohols and acids, used as solvents in paints and coatings, ink and pharmaceuticals.

Ethylene Glycol - Chemical made from ethylene oxide and water, used to make polyester resins, film and fiber, automotive antifreeze and engine coolants and aircraft deicing/anti-icing fluids.

Ethylene Oxide - Chemical made from ethylene and oxygen. It combines with other chemicals to produce a wide range of products, such as ethylene glycol, water-soluble polymers for personal care products and surfactants for detergents and cleaning products.

Glutaraldehyde - Acrolein derivative predominantly used as a biocide for industrial water treatment and in oil field applications, animal housing sanitizers, surgical instrument sterilants and paper manufacturing.

Glycol Ethers - Solvents used in higher-technology coating applications, such as finishes for the automotive market, and in noncoating applications, such as hard-surface cleaners, military jet fuels and brake fluids.

Ketones - Chemicals, such as acetone, used as solvents for resins, lacquers and pharmaceuticals, and as intermediates for resins, dyes and rubber chemicals.

Monomers - Chemicals that can be converted into polymers. For example, ethylene is a monomer that is made into polyethylene.

Olefins - Generic name for unsaturated hydrocarbons made from components of petroleum or natural gas. Examples are:

-Ethylene and Propylene, chemicals derived from natural gases or petroleum components, and the starting materials from which most of Union Carbide's chemicals and polymers are made.

Oxo Alcohols, Aldehydes and Acids - Chemicals Carbide manufactures via its LP OXO Process, such as butanol and propionic acid, which are used as chemical intermediates and industrial solvents.

Polymers - Chains or networks of linked monomers. Plastics are polymers. Examples are:

-Polyethylene, the world's most widely used plastic, made by the reaction of ethylene and, optionally, other olefins. It is used in hundreds of consumer and industrial products, including grocery and trash bags, waste containers, housewares, bottles, drums, food packaging and wire and cable insulation and jacketing. Union Carbide produces most of its polyethylene via UNIPOL Process technology, developed by the corporation in the early 1970's, which is licensed to polyethylene makers around the world.

-Polypropylene, a high-volume plastic made from the reaction of propylene and, optionally, other olefins. The broad range of applications includes lawn furniture, carpet fiber and backing, food containers, toys, appliance housings and binding materials. Much of Union Carbide's production is via the UNIPOL PP Process, also licensed around the world.

Solvents - Chemicals used to dissolve or absorb other chemicals.
For example, ketones, esters, alcohols and glycol ethers are effective solvents commonly used in paints and coatings.

Surfactants - Chemicals that increase the cleaning and wetting properties of household and industrial cleaners and detergents. They are also used in textile and paper processing, paints, agricultural products and cosmetics, shampoos and other personal care products. Carbide makes most of its surfactants from ethylene oxide and alcohols

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations


Millions of dollars (except per share figures), for the year ended December 31,    1999     1998    1997
Net sales                                                                        $5,870   $5,659  $6,502
Operating profit(a)                                                                 555      803   1,045
Interest expense                                                                    133      114      79
Income before provision for income taxes                                            422      689     966
Income before cumulative effect of change in accounting principle                   311      403     676
Net income                                                                          291      403     659
Net income - common stockholders                                                    291      403     652
Per share - basic
  Income before cumulative effect of change in accounting principle              $ 2.33   $ 2.98  $ 5.02
  Net income - common stockholders                                                 2.18     2.98    4.89
Per share - diluted
  Income before cumulative effect of change in accounting principle                2.27     2.91    4.53
  Net income - common stockholders                                                 2.13     2.91    4.41

(a) See Note 6 to the financial statements for a discussion of the special items included in operating profit.


Union Carbide operates in two business segments. Specialties & Intermediates (S&I) converts basic and intermediate chemicals into a diverse portfolio of chemicals and polymers serving industrial customers in many markets. This segment also provides technology services, including licensing, to the oil and petrochemicals industries. Basic Chemicals & Polymers (BC&P) converts hydrocarbon feedstocks, principally liquefied petroleum gas and naphtha, into ethylene or propylene used to manufacture polyethylene, polypropylene, ethylene oxide and ethylene glycol for sale to third-party customers, as well as ethylene, propylene, ethylene oxide and ethylene glycol for consumption by the S&I segment. In comparison with those of S&I, the revenues and operating profit of BC&P tend to be more cyclical and very sensitive to a number of external variables, including overall economic demand, hydrocarbon feedstock costs, industry capacity increases and plant operating rates.
     In addition to its business segments, the corporation's Other segment includes its noncore operations and financial transactions other than derivatives designated as hedges, which are included in the same segment as the item being hedged.

Summary

1999 Compared with 1998
On a consolidated basis, net sales improved by 3.7 percent, the result of an increase in customer volume of 13.9 percent offset by a decrease in average customer selling prices of 9.1 percent. Although average customer selling prices in the BC&P segment fell
6.1 percent from the prior year, they showed steady quarterly improvement from a two-year low in the first quarter of 1999. Competitive pricing pressures in solvents, intermediates, monomers, industrial performance chemicals and wire and cable products caused average customer selling prices for the S&I segment to decline in the first half of 1999 with some improvement in the remainder of the year. Volume increases in both segments reflected an increase in current year demand and improved operating reliability coupled with the absence of extended plant shutdowns and distribution disruptions in the U.S. Gulf Coast region, both of which occurred in 1998. Increases in raw material costs throughout 1999 were only partially absorbed in the form of increases in average selling prices. Unit variable margin (sales less variable manufacturing and distribution costs divided by customer volume) decreased by 13.6 percent. Fixed costs increased $27 million, or 1.6 percent, as a result of increased costs associated with Year 2000 compliance efforts and environmental remediation as well as the increased level of shipments, partially offset by a reduction in plant turnaround costs. Fixed cost per pound of products sold (fixed manufacturing and distribution costs, plus research and development and selling, administrative and other expenses, divided by customer volume) declined to a decade low of 10.2 cents, from 11.5 cents in 1998.
     The decline of $22 million in partnership income from 1998 primarily was the result of a decline in earnings of UOP LLC
(UOP), which was partially offset by lower losses of Aspell Polymeres SNC (Aspell). During the latter part of 1998 and continuing throughout most of 1999, UOP was affected by a reduction in oil and petrochemical projects within some of the oil markets in Asia, Russia and the Middle East. Additionally, in the third quarter of 1998, the corporation recognized $53 million of before-tax ($38 million after-tax) losses associated with Aspell.

     Over the past several years, the fair value of the corporation's pension plan assets has grown at a faster rate than the projected pension benefit obligation primarily as the result of high market returns on the corporation's pension plan assets. As a result, operating income in 1999 includes $9 million of pension income, compared with pension expense of $13 million and $14 million in 1998 and 1997, respectively.
     Other income (expense), net in 1999 includes two favorable litigation settlements related to the licensing business totalling $50 million before-tax ($38 million after-tax), compared with gains of $189 million before-tax ($115 million after-tax) associated with favorable litigation settlements related to the licensing business in 1998.
     The corporation's corporate investments carried at equity showed marked improvement as earnings increased from a loss of $66 million in 1998 to income of $2 million in 1999. The increase is primarily related to EQUATE Petrochemical Company K.S.C.'s (EQUATE) results in the second half of the year and increased earnings of Polimeri Europa.

1998 Compared with 1997
The corporation's 1998 earnings reflected a difficult environment for the chemical industry coupled with a continuing decline of the Asian economy. On a consolidated basis, net sales declined
13.0 percent as the result of a 10.1 percent decline in average selling prices and a 3.1 percent decline in customer volume. Average customer selling prices dropped 22.3 percent in the BC&P segment, reflecting a deteriorating supply/demand balance in polyethylene, polypropylene and ethylene oxide/glycol. Average selling prices in S&I dropped 5.2 percent, due in part to weakness in Asian markets. Volumes declined in both segments as a result of extended plant shutdowns associated with planned multiyear olefins unit turnarounds and expansion, distribution disruptions in the U.S. Gulf Coast region early in 1998 and declining Asian demand. Fixed cost per pound of products sold increased from 10.8 cents in 1997 to 11.5 cents in 1998, primarily the result of lower volumes and higher fixed costs related to the extended plant shutdowns and the implementation of the corporation's information technology infrastructure system during 1998.
     Partnership income declined $100 million due to the recognition of $53 million of before-tax losses in the third quarter associated with Aspell; a decline in UOP earnings, related to reduced oil and petrochemical projects within some of the oil markets in Asia, Russia and the Middle East and reduced Petromont and Company, Limited Partnership (Petromont) earnings due to declining polyethylene prices. Operating profit benefited from a $189 million before-tax net gain from two favorable litigation settlements related to the licensing business. Net income was reduced by a $69 million decline in earnings of the corporation's corporate investments carried at equity caused by a decline in basic chemical prices in Asia and Europe, as well as startup difficulties experienced by EQUATE.

Interest Expense
Interest expense increased from $79 million in 1997 to $114 million in 1998 and $133 million in 1999 as average debt outstanding throughout these periods increased. Additionally, in 1998, compared with 1997, there was a reduction in capitalized interest associated with the corporation's capital program.

Provision for Income Taxes
The effective tax rate was 25.6 percent in 1999 compared with
31.5 percent and 28.9 percent in 1998 and 1997, respectively. The corporation's effective tax rate increased in 1998 as a result of higher tax rates associated with the corporation's two favorable litigation settlements related to the licensing business. Excluding these settlements, the effective tax rate would have been 28.6 percent. Generally, the corporation's effective tax rate is less than the statutory Federal income tax rate because of research and experimentation and foreign sales corporation tax credits, both of which were higher in 1999.

(Included on this page are two charts detailing the following information:



Fixed Cost per Pound - cents/pound
                                     1992   1993    1994   1995    1996   1997    1998   1999
Specialties & Intermediates          19.0   17.5    15.0   15.8    14.7   14.2    14.7   13.9
Basic Chemicals & Polymers            7.7    7.5     7.0    7.2     6.7    6.8     7.5    5.8
Consolidated Total                   13.8   12.9    11.4   11.9    11.0   10.8    11.5   10.2

Employee Productivity
                                     1992   1993    1994   1995    1996   1997    1998   1999
Number of Employees                15,075 13,051  12,004 11,521  11,745 11,813  11,627 11,569
Thousands of Pounds/Employee          794    916   1,064  1,128   1,230  1,286   1,266  1,449
        )

Corporate Matters
Interest Rate and Currency Risk Management
The corporation selectively uses financial instruments to manage its exposure to market risk related to changes in foreign currency exchange rates and interest rates. The corporation does not hold derivative financial instruments for trading purposes. See Notes 1 and 10 to the consolidated financial statements for more information about these instruments.
     At Dec. 31, 1999, the corporation held open foreign currency forward contracts and purchased options with net notional amounts of $253 million and an unrecognized net loss of less than $1 million (net notional amount of $419 million and an unrecognized net loss of $1 million at Dec. 31, 1998).
     The corporation used sensitivity analysis to evaluate the potential effect of movements in foreign currency exchange rates and interest rates on the consolidated financial statements. Based on this analysis, a hypothetical 10 percent weakening in the U.S. dollar across all currencies would have resulted in a $0.5 million net gain at Dec. 31, 1999 ($7 million net loss at Dec. 31, 1998). Alternatively, a hypothetical 10 percent strengthening in the U.S. dollar across all currencies would have resulted in a $5 million net gain at Dec. 31, 1999 ($10 million net loss at Dec. 31, 1998). These gains and losses would generally be offset by fluctuations in underlying currency transactions. The corporation held long-term debt of $1,869 million, of which $125 million was variable-rate debt, at Dec. 31, 1999 (total long-term debt of $1,814 million and variable-rate debt of $125 million at Dec. 31, 1998). At Dec. 31, 1999 and 1998, a hypothetical 10 percent increase or decrease in market interest rates would not have materially affected interest expense or cash flows related to variable-rate debt. A 10 percent increase in market interest rates would have decreased the net fair market value of fixed-rate debt instruments by $102 million at Dec. 31, 1999 ($96 million at Dec. 31, 1998), and a 10 percent decrease in market interest rates would have increased the net fair market value of fixed-rate debt instruments by $120 million at Dec. 31, 1999 ($108 million at Dec. 31, 1998).

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

Outlook - Corporate
On Aug. 3, 1999, the corporation and The Dow Chemical Company
(Dow) entered into an Agreement and Plan of Merger providing for the merger of a subsidiary of Dow with and into the corporation. As a result of the merger, the corporation will become a wholly-owned subsidiary of Dow and the corporation's shareholders will receive 0.537 of a share of Dow common stock for each share of UCC common stock they own as of the date of the merger. On Dec. 1, 1999, UCC shareholders approved the merger agreement. The merger is subject to certain conditions including review by antitrust regulatory authorities in the United States, Europe and Canada. The transaction is intended to qualify as a tax-free reorganization for United States Federal income tax purposes and is expected to be accounted for under the pooling-of-interests method of accounting.

(Included on this page are two charts detailing the following information:

Volume - millions of pounds
                                          1992   1993    1994   1995    1996   1997    1998   1999
Specialties & Intermediates              6,458  6,454   7,093  7,112   7,743  8,264   8,101  8,946
Basic Chemicals & Polymers               5,510  5,502   5,680  5,878   6,706  6,923   6,614  7,817
Consolidated Total                      11,968 11,956  12,773 12,990  14,449 15,187  14,715 16,763
        )

Unit Variable margin - cents/pound
                                          1992   1993    1994   1995    1996   1997    1998   1999
Specialties & Intermediates               25.0   25.7    24.6   26.8    24.7   22.9    24.3   22.5
Including the OrganoSilicon business
  sold in 1993                            27.8   27.2       -      -       -      -       -      -
Basic Chemicals & Polymers                 7.7    6.6     8.5   16.4    11.0   13.9     9.6    7.2
        )

Specialties & Intermediates

Millions of dollars, except as indicated                        1999      1998      1997
Segment revenues                                             $4,182     $4,139    $4,453
Cost of sales, exclusive of depreciation and amortization     3,100      3,007     3,358
Gross margin                                                  1,082      1,132     1,095
Depreciation and amortization                                   262        247       214
Partnership income                                                6         27       116
Operating profit                                             $  607     $  833    $  667
Income (loss) from corporate investments carried at equity   $   (1)    $    1    $    6
Customer volume (millions of pounds)                          8,946      8,101     8,264
Unit variable margin (cents/pound)                             22.5       24.3      22.9
Fixed cost per pound of products sold (cents/pound)            13.9       14.7      14.2
Capital expenditures                                         $  291     $  438    $  458
Investments, advances and acquisitions                           64         42        50
Segment assets                                               $4,603     $4,403    $4,146



Specialties & Intermediates Operations

1999 Compared with 1998
In 1999, S&I segment revenues increased 1.0 percent, reflecting a
10.4 percent increase in customer volumes offset by an 8.6 percent decline in average customer selling prices. Due to competitive pricing pressures, average customer selling prices declined in the first half of 1999 with some recovery in the latter part of the year; however, in no quarter of 1999 did the average customer selling price exceed any quarter of 1998. Although most of S&I's products were affected, solvents, intermediates, monomers, industrial performance chemicals and wire and cable products experienced the most dramatic declines. Increased capacity associated with new manufacturing units started up in 1998 and 1999, coupled with generally strong demand, particularly in solvents, intermediates and monomers, enabled the segment to substantially increase shipments over prior year levels.
     The decline in S&I's unit variable margin was principally the result of the year's overall decline in average selling prices coupled with an increase in raw material and energy costs throughout the year. The segment benefited from decreases in fixed cost per pound of products sold. These declines reflected the combined effect of increased volumes in 1999 coupled with the absence of costs associated with the 1998 extended plant shutdowns. Increased depreciation and amortization represented a full year's worth of depreciation for capital projects completed throughout 1998.
     Included in S&I's 1999 operating profit were two favorable litigation settlements related to the licensing business totaling $50 million, which occurred in the second and third quarters. Segment operating profit in 1998 included $189 million in gains during the second half of 1998 from favorable litigation settlements related to the licensing business.

1998 Compared with 1997
During 1998, S&I segment revenues declined 7.1 percent on a 5.2 percent decline in average selling prices and a 2.0 percent decline in volume. Average selling prices declined for almost all of S&I's products as a result of worldwide competitive pricing pressure, particularly on sales in Asian markets which weakened throughout 1998. Volume decreased most significantly in the solvents, intermediates and monomers product lines, due largely to reduced Asian demand. This decline was somewhat offset by increased domestic shipments of industrial performance chemicals and UCAR Emulsion Systems products.
     S&I's unit variable margin increased principally due to declines in raw material costs. However, fixed cost per pound of products sold in 1998 increased over 1997 reflecting the combined effect of reduced volumes and increased fixed costs associated with extended plant shutdowns and costs associated with the corporation's information technology project occurring in 1998. Increased depreciation and amortization in 1998 compared with 1997 are principally the result of depreciation associated with capital projects completed throughout 1998.

Specialties & Intermediates Joint Ventures

The most significant joint ventures included in the S&I segment are:
     UOP LLC (UOP) - a Domestic joint venture, accounted for as a partnership, with Honeywell International, Inc. for the worldwide supply of process technology, catalysts, molecular sieves and adsorbents to the petrochemical and gas-processing industries. In addition to its domestic operations, UOP has facilities in Germany, Italy and the United Kingdom.

Specialties & Intermediates Joint Ventures

                                                           Combined              UCC's Proportionate Share (a)
Millions of dollars                                1999      1998      1997      1999      1998           1997
Net sales                                       $2,000     $2,060    $2,246      $990    $1,032         $1,109
Cost of sales                                    1,334      1,345     1,395       657       663            567
Depreciation                                       104        119        90        47        54             51
Income from operations                              92        231       340        53       122            175
Interest expense                                    40         43        42        19        16             15
Provision for income taxes                          61         48        76        30        24             38
Net Income (Loss)                               $   (7)    $  141    $  224      $  5    $   81(b)      $  122
UCC share of dividends & distributions                                           $ 64    $  105         $  107
Total assets                                    $2,086     $1,981    $1,837      $923    $  881         $  820
Total third-party debt                             786        616       588       330       268            249
Net Assets                                      $  606     $  474    $  451      $314    $  298         $  277

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

     World Ethanol Company (World Ethanol) - a Domestic partnership with Archer Daniels Midland Company, to supply ethanol worldwide.

     Univation Technologies, LLC (Univation) - a Domestic joint venture, accounted for as a partnership, with ExxonMobil Chemical Company, a division of Exxon Mobil Corporation, for the licensing of polyethylene technology and research, development and commercialization activities on process technology and single site and other advanced catalysts for the production of polyethylene. The venture is also the sales agent for licensing of Union Carbide's UNIPOL technology.

     Asian Acetyls Co., Ltd. (ASACCO) - a South Korean corporate joint venture with BP Chemicals and Samsung Fine Chemicals Company to produce vinyl acetate monomer used in the production of emulsion resins by customers in the coatings and adhesives industries.

     OPTIMAL Chemicals (Malaysia) Sdn Bhd (OPTIMAL-S&I) - a Malaysian corporate joint venture with Petroliam Nasional Berhad (PETRONAS) that is building a facility for the production of ethylene and propylene derivatives within a world-scale, integrated chemical complex in Kerteh, Terengganu, Malaysia. This corporate joint venture, along with two joint ventures in the corporation's BC&P segment, form the OPTIMAL Group.

1999 Compared with 1998
The corporation's share of S&I's partnership income decreased $21 million from 1998. The majority of this decline relates to reduced earnings from UOP partly offset by lower losses associated with Aspell. During the latter part of 1998 and continuing throughout most of 1999, UOP was affected by a reduction in oil and petrochemical projects within some of the oil markets in Asia, Russia and the Middle East. Additionally, earnings from World Ethanol declined due to an oversupply of ethanol in the domestic marketplace and increases in distribution costs.

1998 Compared with 1997
The corporation's share of S&I partnership income decreased $89 million from 1997. The decrease was primarily related to the recognition of $53 million of losses associated with Aspell in the third quarter of 1998. Additionally, 1998 income included declining earnings from UOP, primarily related to unfavorable market conditions in Asia, Russia and the Middle East, and a full twelve months of operating costs, principally related to research and development, associated with Univation, compared with only eight months in 1997. Income from the corporation's S&I corporate investments carried at equity decreased $5 million, mostly due to reduced earnings at NUC.

Outlook - Specialties & Intermediates
The corporation anticipates that unit variable margins will continue to suffer into the first quarter of 2000 as anticipated increases in average selling prices will most likely continue to lag raw material cost increases. Volumes are anticipated to remain strong, especially in the solvents, intermediates and monomers products. It is anticipated that the segment will benefit from improvements in partnership income over fourth-quarter 1999 levels and from lower fixed cost per pound of products sold.

Basic Chemicals & Polymers

Millions of dollars, except as indicated                       1999      1998      1997
Segment revenues                                             $1,976    $1,802     $2,420
Cost of sales, exclusive of depreciation and amortization     1,765     1,550      1,816
Gross margin                                                    211       252        604
Depreciation and amortization                                   146       142        126
Partnership income                                                5         6         17
Operating profit (loss)                                      $  (21)   $   20     $  386
Income (loss) from corporate investments carried at equity   $    3    $  (67)    $   (3)
Customer volume (millions of pounds)                          7,817     6,614      6,923
Unit variable margin (cents/pound)                              7.2       9.6       13.9
Fixed cost per pound of products sold (cents/pound)             5.8       7.5        6.8
Capital expenditures                                         $  473    $  344     $  297
Investments, advances and acquisitions                           85        69         18
Segment assets                                               $3,137    $2,686     $2,540


Basic Chemicals & Polymers Operations

1999 Compared with 1998
Segment revenues increased 9.7 percent on a 6.1 percent decline in average customer selling prices and an 18.2 percent increase in customer volume. Average customer selling prices, which declined steadily throughout 1998, reached a low in the first quarter of 1999 and showed improvement throughout the remainder of the year. Customer volume improvements reflected an increase in current year demand and improved operating reliability coupled with the absence of volume losses due to extended plant shutdowns and distribution disruptions, both of which occurred in 1998.
     Declines in BC&P's unit variable margin occurred as the modest increases in average customer selling prices during 1999 failed to offset increases in raw material costs. Declining fixed cost per pound of products sold was due to both higher capacity utilization and lower fixed costs. Reductions in fixed costs, a majority of which were in fixed manufacturing and distribution costs, reflected the absence of the costs related to plant turnarounds that occurred in 1998.

1998 Compared with 1997
During 1998, the BC&P segment was negatively affected by overall deterioration of the supply/demand balance for basic chemicals. Average customer selling prices declined 22.3 percent. Prices for ethylene glycol, polyethylene and polypropylene declined throughout 1998 to levels below those of the prior cyclical trough in 1993. Customer volume declined 4.5 percent, in part due to distribution disruptions in the first half of the year and extended ethylene plant shutdowns for multiyear maintenance, at the corporation's Taft, La., and Texas City, Tex., facilities, and an expansion, at Taft, La., all in the second half of the year.
     Unit variable margin declined as average selling prices fell at a faster rate than the cost of raw materials. The increase in this segment's fixed cost per pound of products sold reflected the combined effect of reduced customer volumes and higher costs associated with the extended plant shutdowns and the implementation of the corporation's information technology infrastructure system in 1998. The increase in depreciation and amortization in 1998 compared with 1997 is the result of depreciation associated with capital projects completed throughout 1998.

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

Basic Chemicals & Polymers Joint Ventures

                                                           Combined            UCC'S Proportionate Share(a)
Millions of dollars                                1999      1998      1997      1999      1998      1997
Net sales                                       $2,135    $1,996     $2,078    $1,047   $  984     $1,038
Cost of sales                                    1,649     1,597      1,661       815      790        855
Depreciation                                       244       253        102        93      113         46
Income from operations                             155        50        219       100       36         68
Interest expense                                   157       206         70        78       86         35
Provision for income taxes                          26        27         49        13       12         18
Net Income (Loss)                               $  (27)   $ (182)    $  100    $    8   $  (61)    $   14
UCC share of dividends & distributions                                         $   11   $   18     $   19
Total assets                                    $3,548    $3,724     $3,980    $1,508   $1,725     $1,797
Total third-party debt                           1,241     1,474      1,595       581      691        744
Net Assets                                      $1,232    $  639     $  985    $  442   $  326     $  413

(a) Includes U.S. Generally Accepted Accounting Principles adjustments made by the corporation, such as goodwill and related amortization, and adjustments needed to conform the accounting policies of the joint ventures to those of UCC.


     OPTIMAL Olefins (Malaysia) Sdn Bhd and OPTIMAL Glycols (Malaysia) Sdn Bhd (OPTIMAL-BC&P) - Malaysian corporate joint ventures (part of the OPTIMAL Group) with PETRONAS that are building an ethane/propane cracker and an ethylene oxide/glycol facility, within a world-scale, integrated chemical complex in Kerteh, Terengganu, Malaysia.

1999 Compared with 1998
The corporation's income (loss) from BC&P's corporate investments carried at equity increased from a loss of $67 million in 1998 to income of $3 million in 1999. The increase is primarily related to EQUATE's results in the second half of the year when the venture benefited from strong manufacturing operations, rising basic chemical prices, advantaged raw material supply arrangements and a recapitalization of debt. Additionally, increased earnings from Polimeri Europa, related to improvements in average selling prices and volumes, partly offset charges for preliminary operating expenses of OPTIMAL-BC&P.

1998 Compared with 1997
BC&P's partnership income in 1998 declined $11 million from 1997 due to the decline in earnings of Petromont, the result of declining worldwide average chemical selling prices. Increased losses of this segment's corporate investments carried at equity in 1998 were mainly attributable to declining worldwide average basic chemical selling prices, particularly in Asia and Europe. Additionally, EQUATE experienced startup difficulties in 1998, its first full year of operations, including an interruption in the supply of electric power from a government-owned power station. Depreciation within the joint ventures more than doubled in 1998 due to the startup of the EQUATE facility.

Joint Venture Commitments
EQUATE commenced operations in the fourth quarter of 1997. The corporation recognized preoperating losses of $43 million in 1997 for development of this world-scale petrochemical complex. The corporation severally guaranteed 45 percent (approximately $603 million at Dec. 31, 1999) of EQUATE's debt and working capital financing needs. Certain completion and financial tests supporting the corporation's guarantee were achieved and on Feb. 4, 2000, a substantial portion of this guarantee was released. Subsequent to this date, the corporation's continuing several debt guarantee has been reduced to an amount of up to $184 million. The corporation has also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and most of its remaining several guarantee of EQUATE's debt.

Outlook - Basic Chemicals & Polymers
Although recent volatility in raw material prices makes first quarter forecasting difficult, it is anticipated that BC&P will be negatively impacted by falling average customer selling prices and increasing raw material costs. BC&P joint ventures should experience similar selling price and raw material pressure resulting in an earnings decline in the first quarter of 2000.

Other


Millions of dollars,
for the year ended December 31,             1999      1998      1997
Operating profit (loss)                    $(31)     $(50)      $(8)

The Other segment includes profit and loss from noncore activities and certain financial transactions. Operating loss for 1999 included environmental expenses of $27 million related to a discontinued business. Included in 1998's operating loss were the net effects of gains and losses from the resolution of certain legal obligations related to discontinued businesses, the writedown of a long-term available-for-sale security and a reclassification, to a discontinued business, of an environmental accrual.

Costs Relating to Protection of the Environment

Worldwide costs relating to environmental protection continue to be significant, due primarily to stringent laws and regulations and to the corporation's commitment to industry initiatives such as RESPONSIBLE CARE, as well as to its own internal standards. In 1999, worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $118 million. Expenses in 1998 and 1997 were $91 million and $100 million, respectively. In addition, worldwide capital expenditures relating to environmental protection, including those for new capacity and cost reduction and replacement, in 1999 totaled $35 million, compared with $57 million and $68 million in 1998 and 1997, respectively.
     The corporation, like other companies in the U.S., periodically receives notices from the U.S. Environmental Protection Agency and from state environmental agencies, as well as claims from other companies, alleging that the corporation is a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as Superfund) for past and future cleanup costs at hazardous waste sites at which the corporation is alleged to have disposed of, or arranged for treatment or disposal of, hazardous sub-stances. The corporation is also undertaking environmental investigation and remediation projects at hazardous waste sites located on property currently and formerly owned by the corporation pursuant to Superfund, as well as to the Resource Conservation and Recovery Act and equivalent state laws.
     There are approximately 111 hazardous waste sites at which management believes it is probable or reasonably possible that the corporation will incur liability for investigation and/or remediation costs. The corporation has established accruals for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as the stage of site evaluation, the allocation of responsibility among PRPs and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made, and to reflect new and changing facts.
     At Dec. 31, 1999, the corporation's accruals for environmental remediation totaled $208 million ($220 million in 1998). Approximately 45 percent of the accrual (53 percent in
1998) pertains to estimated future expenditures for site investigation and cleanup, and approximately 55 percent (47 percent in 1998) pertains to estimated future expenditures for closure and postclosure activities. See Note 17 to the financial statements for a discussion of the environmental sites for which the corporation has remediation responsibility. In addition, the corporation had environmental loss contingencies of $108 million at Dec. 31, 1999.
     Estimates of future costs of environmental protection are necessarily imprecise, due to numerous uncertainties. These include the impact of new laws and regulations, the availability and application of new and diverse technologies, the identification of new hazardous waste sites at which the corporation may be a PRP and, in the case of Superfund sites, the ultimate allocation of costs among PRPs and the final determination of the remedial requirements. While estimating such future costs is inherently imprecise, taking into consideration the corporation's experience to date regarding environmental matters of a similar nature and facts currently known, the corporation estimates that worldwide expenses related to environmental protection, expressed in 1999 dollars, should average about $105 million annually over the next five years. Worldwide capital expenditures for environmental protection, also expressed in 1999 dollars, are expected to average about $30 million annually over the same period. Management anticipates that future annual costs for environmental protection after 2004 will continue at levels comparable to the five-year average estimates. Subject to the inherent imprecision and uncertainties in estimating and predicting future costs of environmental protection, it is management's opinion that any future annual costs for environmental protection in excess of the five-year average estimates stated here, plus those costs anticipated to continue thereafter, would not have a material adverse effect on the corporation's consolidated financial position.

Litigation

The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial. While it is impossible at this time to determine with certainty the ultimate outcome of any such legal proceedings and claims, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income when determinable

Accounting Changes
1997 through 1999

Effective Jan. 1, 1999, the corporation adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires the expensing of certain costs, such as preoperating expenses and organizational costs associated with an entity's startup activities. In accordance with this SOP's provisions, on Jan. 1, 1999, the corporation recognized a charge of $27 million ($20 million after-tax) as a cumulative effect of change in accounting principle, the majority of which represented formation costs associated with the corporation's joint ventures.
     Also effective Jan. 1, 1999, the corporation prospectively adopted the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The effect of this adoption was not material to the corporation's financial position or results of operations in the period of adoption.
     In 1998, the corporation adopted Statement of Financial Accounting Standards (Statement) No. 130, "Reporting Comprehensive Income," Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," and Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."
     In 1997, the corporation adopted Emerging Issues Task Force consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of change in accounting principle, reversing $28 million ($17 million after-tax) of costs previously capitalized from 1995 through the third quarter of 1997.

Subsequent to 1999
In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement, as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The corporation is evaluating the effect Statement No. 133 will have on its financial position and results of operations in the period of adoption.
     In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to selected revenue recognition issues. The corporation is evaluating whether SAB 101 will cause any change in its revenue recognition policies and procedures.

Year 2000 Readiness Disclosure

The corporation implemented a comprehensive program to address its hardware and software systems that might have been affected by the Year 2000 transition and to assess the readiness of its customers and suppliers. This remediation program was completed during 1999.
     The Jan. 1, 2000 crossover was uneventful for the corporation. No system-related interruptions to operations, public infrastructure, customers or suppliers were experienced related to the date change. All major business, manufacturing, logistics and financial systems were unaffected. Mission-critical applications, infrastructure and services were maintained with a few minor events experienced only in non-critical systems. No outages occurred as a result of these experiences. No RESPONSIBLE CARE, health, safety or environmental events occurred as a result of the Year 2000 transition. Critical customers and suppliers appear to have been unaffected by the date transition. No unusual changes in business volume or responsiveness have been experienced.
     Normal business management practices will be used to monitor and verify critical suppliers and customers during the Feb. 29, 2000 transition, which is expected to be uneventful.

     Through Dec. 31, 1999, costs for Year 2000 project work were $49 million, with internal personnel costs contributing an additional $30 million. Less than $1 million of these costs remain to be expended. All costs were funded through operations of the corporation. Approximately 75 percent of the external costs related to repairing or upgrading current systems and 25 percent to replacement of existing hardware and software. These estimates do not include costs associated with the replacement of most of the corporation's North American computer systems with SAP, the environmental reporting project, international information technology infrastructure or Year 2000 costs that the corporation's joint ventures incurred, all of which are being or have been implemented independently of the corporation's Year 2000 project. The corporation's share of the internal and external costs incurred by its joint ventures was $9 million through Dec. 31, 1999.

Liquidity, Capital Resources
and Other Financial Data

Cash Flow From Operations

Cash flow from operations decreased by $369 million to $559 million in 1999, as compared to $928 million in 1998. The 1999 decline was principally the result of an increase in working capital requirements and declines in income before cumulative effect of change in accounting principle and equity in earnings/losses of joint ventures.

Cash Flow Used for Investing

     Cash flow used for investing includes capital expenditures, investments, advances and acquisitions, and purchases of, and proceeds from the sale of, securities and assets. Capital expenditures were $764 million in 1999, compared with $782 million in 1998 and $755 million in 1997. Major capital projects funded during 1999 included continued work at a new olefins facility being built jointly with Nova Chemicals Corporation, and a polyolefins project, both in Alberta, Canada. Major capital projects funded during 1998 and 1997 included work on an olefins expansion, a new butanol unit, a new CARBOWAX polyethylene glycol and TERGITOL surfactants facility and an ethanolamines unit, all at Taft, La.; the new olefins facility and polyolefins project; as well as the upgrade of information technology infrastructure.
     Over the past three years, 67 percent of capital expenditures was directed to new capacity, 29 percent to cost reduction and replacement and 4 percent to environmental, safety and health facilities. Of these expenditures, 45 percent were in the U.S. and Puerto Rico.
     At Dec. 31, 1999, the cost of completing authorized construction projects was estimated to be $633 million, of which $299 million is covered by firm commitments. Future construction expenditures are anticipated to be sourced through operating cash flows and borrowings.
     In April 1998, the corporation and PETRONAS agreed to form the OPTIMAL Group, which will build and operate a 600,000 metric-tons-per-year ethylene plant, a 385,000 metric-tons-per-year ethylene oxide/glycol plant and a multiple specialties and intermediates derivatives facility in Kerteh, Terengganu, Malaysia. The joint ventures' primary marketing focus will be in Southeast Asia. The corporation anticipates funding its approximate $500 million share of the cost of the complex through its 2001 planned startup date with internally generated funds and external debt. At Dec. 31, 1999, the corporation had invested approximately $134 million, and was firmly committed to an additional $68 million.

Cash Flow From Financing

Cash flow from/used for financing includes stockholder and minority interest dividends and funds used to buy back common stock, offset in part by net proceeds from short- and long-term debt and sales of common stock pursuant to the corporation's dividend reinvestment plan, its employee savings and investment programs and its long-term incentive plans.
     Cash flow from financing in 1999 totaled $324 million, compared with cash flow used for financing of $8 million in 1998 and $132 million in 1997. Cash flow from financing in 1999 includes net proceeds of $250 million from the April issuance of 6.70% Public Notes due in April 2009 and net increases in debt, excluding this issuance, of $183 million partially offset by cash dividends paid of $120 million. Borrowings in 1998 included net proceeds of $248 million from the issuance of 6.25% Notes due in June 2003 and $110 million net proceeds of Floating Rate Public Notes, due in April 2000. The Floating Rate Public Notes bear interest at a rate which is reset quarterly at the three-month London Interbank Offered Rate (LIBOR) plus 0.65 percent. Dividends paid in 1998 totaled $122 million.
     Included in cash flow used for financing in 1997 were net proceeds of $250 million from the issuance of preferred stock by the corporation's real estate investment trust (REIT) subsidiary. The corporation paid $240 million in cash to redeem the preferred stock shares in the fourth quarter of 1997. Cash dividends paid to preferred shareholders of the REIT during 1997 totaled $25 million.
     In Sept. 1997, the board of directors declared an increase in the quarterly common stock dividend to $0.225 per share. In Oct. 1997, the trustee of the Employee Stock Ownership Plan
(ESOP) exercised its right to convert all shares of the corporation's preferred stock held by the ESOP into the corporation's common stock. This noncash conversion increased the corporation's common stock outstanding at that time by 15.4 million shares.
     On Aug. 3, 1999, the board of directors rescinded the corporation's authorization to repurchase up to 60 million shares of the corporation's common stock. Since inception of its repurchase authorization in 1993 through Aug. 3, 1999, the corporation repurchased 56.4 million shares for $2.033 billion, at an average effective price of $36.01 per share. In addition to the above repurchases, in 1999 and 1998 stock was reacquired from employees to satisfy tax withholding requirements on restricted shares issued under employee benefit plans.
     At Dec. 31, 1999, there were no outstanding borrowings under the existing major bank credit agreement aggregating $1 billion.

Debt Ratios

Total debt outstanding at year-end for each of the past three years was:

Millions of dollars                         1999      1998      1997
Domestic                                  $2,568    $2,019    $1,719
International                                 83       203       168
Total                                     $2,651    $2,222    $1,887

Year-end ratios of total debt to total capital were:

                                            1999      1998      1997
Debt Ratio                                  49.9%     47.2%     44.2%

Total debt consists of short-term debt, long-term debt and the current portion of long-term debt. Total capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity.

                             Page 17

SELECTED FINANCIAL DATA

Union Carbide Corporation and Subsidiaries

Dollar amounts in millions (except per share figures)               1999           1998          1997       1996     1995
From the Income Statement
  Net Sales                                                       $5,870         $5,659        $6,502     $6,106    $5,888
  Cost of sales, exclusive of depreciation and amortization        4,609          4,294         4,806      4,568     4,100
  Research and development                                           154            143           157        159       144
  Selling, administrative and other expenses                         257            304           324        321       387(d)
  Depreciation and amortization                                      408            389           340        312       306
  Partnership income (loss)                                           11             33(b)        133        144       152
  Other income (expense) - net                                       102(a)         241(c)         37         31       245
  Income before interest expense and provision for income taxes      555            803         1,045        921     1,348
  Interest expense                                                   133            114            79         76        89
  Income (loss) before provision for
    income taxes - continuing operations                             422            689           966        845     1,259
  Provision (credit) for income taxes                                108            217           279        236       380
  Income (loss) from corporate investments carried at equity           2            (66)            3        (16)       47
  Income (loss) from continuing operations                           311            403           676        593       925
  Cumulative effect of change in accounting principle                (20)             -           (17)        -          -
  Net income (loss) - common stockholders                            291            403           652        583       915
  Per common share:
  Basic   - Income (loss) from continuing operations              $ 2.33         $ 2.98        $ 5.02     $ 4.43    $ 6.65
          - Net income (loss)                                       2.18           2.98          4.89       4.43      6.65
  Diluted - Income (loss) from continuing operations                2.27           2.91          4.53       3.90      5.85
          - Net income (loss)                                       2.13           2.91          4.41       3.90      5.85
From the Balance Sheet
  Net current assets of continuing operations                     $  361         $  436        $  362     $  595    $  858
  Total assets                                                     7,957          7,291         6,964      6,546     6,256
  Long-term debt                                                   1,869          1,796         1,458      1,487     1,285
  Other long-term obligations                                        603            602           738        811       834
  Total capital(g)                                                 5,310          4,707         4,268      3,742     3,392
  Stockholders' equity                                             2,617          2,449         2,348      2,114     2,045
  Stockholders' equity per common share                            19.51          18.46         17.15      16.72     15.14
Other Data
  Cash dividends on common stock                                  $  120         $  122        $  100     $   99    $  103
  Cash dividends per common share                                   0.90           0.90        0.7875       0.75      0.75
  Special distribution per common share                                -              -             -          -         -
  Market price per common share - high(e)                          67.75          55.75         56.81      49.88     42.75
  Market price per common share - low(e)                           37.13          36.75         40.50      36.38     25.50
  Common shares outstanding (thousands)                          134,144        132,686       136,944    126,440   135,108
  Capital expenditures                                               764            782           755        721       542
  Employees - continuing operations                               11,569         11,627        11,813     11,745    11,521
Selected Financial Ratios
  Total debt/total capital                                          49.9%          47.2%         44.2%      42.7%     39.0%
  Return on capital(g)                                               8.4%          11.2%         19.6%      18.6%     39.2%
  Return on equity(f)                                               11.9%          17.2%         30.8%      28.5%     60.6%
  Income from continuing operations/average
    stockholders' equity                                            12.3%          16.8%         30.3%      28.5%     52.1%
  Cash dividends on common stock/income
    from continuing operations                                      38.6%          30.3%         14.8%      16.7%     11.1%

Dollar amounts in millions (except per share figures)               1994       1993     1992          1991       1990       1989
From the Income Statement
  Net Sales                                                       $4,865     $4,640   $4,872        $4,877     $5,238     $5,613
  Cost of sales, exclusive of depreciation and amortization        3,673      3,589    3,764         3,787      3,876      3,909
  Research and development                                           136        139      155           157        157        143
  Selling, administrative and other expenses                         290        340      383           408        466        442
  Depreciation and amortization                                      274        276      293           287        278        261
  Partnership income (loss)                                           98         67       60           (22)        70         82
  Other income (expense) - net                                       (39)       (66)     (13)         (135)       103        108
  Income before interest expense and provision for income taxes      551        297      324            81        634      1,048
  Interest expense                                                    80         70      146           228        269        268
  Income (loss) before provision for
    income taxes - continuing operations                             471        227      178          (147)       365        780
  Provision (credit) for income taxes                                137         78       45           (50)       130        257
  Income (loss) from corporate investments carried at equity          55         16      (14)          (21)       (42)        27
  Income (loss) from continuing operations                           389        165      119          (116)       188        530
  Cumulative effect of change in accounting principle                  -        (97)    (361)            -          -          -
  Net income (loss) - common stockholders                            379         58     (187)          (28)       308        573
  Per common share:
  Basic   - Income (loss) from continuing operations              $ 2.51     $ 1.03   $ 0.79        $(1.07)    $ 1.34     $ 3.79
          - Net income (loss)                                       2.51       0.37    (1.48)        (0.22)      2.19       4.10
  Diluted - Income (loss) from continuing operations                2.27       0.97     0.76         (1.07)      1.32       3.63
          - Net income (loss)                                       2.27       0.41    (1.24)        (0.22)      2.16       3.92
From the Balance Sheet
  Net current assets of continuing operations                     $  329     $  233   $   66        $  209     $    7     $   22
  Total assets                                                     5,028      4,689    4,941         6,826      7,389      7,355
  Long-term debt                                                     899        931    1,113         1,160      2,058      2,060
  Other long-term obligations                                        537        378      277           428        357        572
  Total capital(g)                                                 2,479      2,395    2,710         4,694      5,338      5,319
  Stockholders' equity                                             1,509      1,428    1,238         2,239      2,373      2,383
  Stockholders' equity per common share                            10.45       9.49     9.32         17.55      18.88      16.83
Other Data
  Cash dividends on common stock                                  $  113     $  110   $  114        $  126     $  138     $  140
  Cash dividends per common share                                   0.75       0.75    0.875          1.00       1.00       1.00
  Special distribution per common share                                -          -   15.875             -          -          -
  Market price per common share - high(e)                          35.88      23.13    17.13(h)      22.63      24.88      33.25
  Market price per common share - low(e)                           21.50      16.00    10.88(h)      15.13      14.13      22.75
  Common shares outstanding (thousands)                          144,412    150,548  132,865       127,607    125,674    141,578
  Capital expenditures                                               409        395      359           400        381        483
  Employees - continuing operations                               12,004     13,051   15,075        16,705     17,722     18,032
Selected Financial Ratios
  Total debt/total capital                                          38.2%      40.3%    54.3 %        52.0 %     54.0%      49.9%
  Return on capital(g)                                              18.0%       7.7%     6.9 %           -        8.4%      21.2%
  Return on equity(f)                                               26.5%       4.7%    (8.4)%        (1.2)%     12.9%      31.2%
  Income from continuing operations/average
    stockholders' equity                                            26.5%      12.4%     6.8 %           -        7.9%      25.1%
  Cash dividends on common stock/income
    from continuing operations                                      29.0%      66.7%    95.8 %           -       73.4%      26.4%

(a) Other income (expense) - net in 1999 includes $50 million in favorable litigation settlements related to the licensing business.
(b) Includes $53 million in losses associated with Aspell Polymeres SNC, the corporation's joint venture in France.
(c) Other income (expense) - net in 1998 includes $189 million in favorable litigation settlements related to the licensing business.
(d) Selling, administrative and other expenses in 1995 include a charge of $68 million for postemployment benefits.
(e) Prices are based on New York Stock Exchange Composite Transactions.
(f) Return on equity is computed by dividing Net income (loss) - common stockholders by beginning-of-year stockholders' equity.
(g) Return on capital is computed by dividing income by beginning-of-year capital. Income consists of income from continuing operations, less preferred dividends, plus after-tax interest cost (net of interest income received from Praxair), plus income attributable to minority interests. Capital consists of total debt plus minority stockholders' equity in consolidated subsidiaries and stockholders' equity, adjusted for the corporation's Praxair-related assets and the cumulative effect of changes in accounting principles. Total debt consists of short-term debt, long-term debt and the current portion of long-term debt.
(h) In 1992 the corporation spun off Praxair, Inc. The high and low presented in the table for 1992 represent the value of the common stock after the spin-off. The high and low for 1992 before the spin-off were $29.63 and $20.13, respectively.

                         Pages 18 and 19

CONSOLIDATED BALANCE SHEET
Union Carbide Corporation and Subsidiaries

Millions of dollars, at December 31,                   1999         1998
Assets
  Cash and cash equivalents                          $   41       $   49
  Notes and accounts receivable                       1,132          933
  Inventories                                           680          667
  Other current assets                                  297          257
Total Current Assets                                  2,150        1,906
  Property, plant and equipment                       9,057        8,409
  Less: Accumulated depreciation                      4,536        4,228
Net Fixed Assets                                      4,521        4,181
  Companies carried at equity                           756          624
  Other investments and advances                         75          141
Total Investments and Advances                          831          765
  Other assets                                          455          439
Total Assets                                         $7,957       $7,291

Liabilities and Stockholders' Equity
  Accounts payable                                   $  329       $  264
  Short-term debt and current portion of long-
    term debt                                           782          426
  Accrued income and other taxes                          -          110
  Other accrued liabilities                             678          670
Total Current Liabilities                             1,789        1,470
  Long-term debt                                      1,869        1,796
  Postretirement benefit obligation                     438          450
  Other long-term obligations                           603          602
  Deferred credits                                      599          488
  Minority stockholders' equity in consolidated
    subsidiaries                                         42           36
  Stockholders' equity
    Common stock
      Authorized - 500,000,000 shares
      Issued - 157,571,933 shares
         (155,052,017 shares in 1998)                   158          155
    Additional paid-in capital                          165           79
    Other equity adjustments                             (1)          (2)
    Accumulated other comprehensive loss               (160)        (104)
    Retained earnings                                 3,530        3,357
    Unearned employee compensation - ESOP               (56)         (67)
    Treasury stock, at cost - 23,428,229 shares
         (22,366,017 shares in 1998)                 (1,019)        (969)
Total Stockholders' Equity                            2,617        2,449
Total Liabilities and Stockholders' Equity          $ 7,957       $7,291

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

CONSOLIDATED STATEMENT OF INCOME
Union Carbide Corporation and Subsidiaries

Millions of dollars (except per share figures),
for the year ended December 31,                              1999       1998      1997
Net Sales                                                  $5,870     $5,659    $6,502
  Cost of sales, exclusive of depreciation and
    amortization                                            4,609      4,294     4,806
  Research and development                                    154        143       157
  Selling, administrative and other expenses                  257        304       324
  Depreciation and amortization                               408        389       340
  Partnership income                                           11         33       133
  Other income - net                                          102        241        37
Income Before Interest Expense and Provision for Income
 Taxes                                                        555        803     1,045
  Interest expense                                            133        114        79
Income Before Provision for Income Taxes                      422        689       966
  Provision for income taxes                                  108        217       279
Income of Consolidated Companies and Partnerships             314        472       687
  Minority interest                                             5          3        14
  Income (loss) from corporate investments carried at
    equity                                                      2        (66)        3
Income Before Cumulative Effect of Change in Accounting
 Principle                                                    311        403       676
  Cumulative effect of change in accounting principle         (20)         -       (17)
Net Income                                                    291        403       659
  Preferred stock dividends, net of income taxes                -          -         7
Net Income - Common Stockholders                           $  291     $  403    $  652
Earnings Per Share
Basic -
  Income Before Cumulative Effect of Change in
    Accounting Principle                                   $ 2.33     $ 2.98    $ 5.02
  Cumulative effect of change in accounting principle       (0.15)         -     (0.13)
  Net Income - Common Stockholders                         $ 2.18     $ 2.98    $ 4.89
Diluted -
  Income Before Cumulative Effect of Change in
    Accounting Principle                                   $ 2.27     $ 2.91    $ 4.53
  Cumulative effect of change in accounting principle       (0.14)         -     (0.12)
  Net Income - Common Stockholders                         $ 2.13     $ 2.91    $ 4.41
Cash Dividends Declared Per Common Share                   $ 0.90     $ 0.90   $0.7875

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Union Carbide Corporation and Subsidiaries

                                                                                                Additional          Other
                                                              Shares                Common        Paid-in           Equity
Millions of dollars (shares in thousands)             Common         Treasury        Stock        Capital         Adjustments
Balance at December 31, 1996                          154,610        28,169        $ 155           $ 370            $ (8)
Put options, net                                                                                      26
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                                       (189)                           2
  For employee savings and incentive plans                           (1,979)                         (66)
Common stock repurchase program                                       7,071
Effect of conversion of preferred shares held by ESOP               (15,406)                        (285)
Comprehensive income
  Net income
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments
    Foreign currency translation adjustments
  Other comprehensive loss
Comprehensive income
Preferred stock dividends, net of income taxes
Cash dividends on common stock
Shares allocated to ESOP participants
Restricted stock - Long-Term Incentive Program                                                                         5
Balance at December 31, 1997                          154,610        17,666        $ 155           $  47            $ (3)
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                           58          (161)                           4
  For employee savings and incentive plans                384        (1,213)                          28
Common stock repurchase program                                       6,074
Comprehensive income
  Net income
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments
    Foreign currency translation adjustments
  Other comprehensive loss
Comprehensive income
Cash dividends on common stock
Tax on unallocated ESOP shares
Shares allocated to ESOP participants
Restricted stock - Long-Term Incentive Program                                                                         1
Balance at December 31, 1998                          155,052        22,366        $ 155           $  79            $ (2)
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                          174                                          8
  For employee savings and incentive plans              2,346            44            3              78
Common stock repurchase program                                       1,018
Comprehensive income
  Net income
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments
    Foreign currency translation adjustments
  Other comprehensive loss
Comprehensive income
Cash dividends on common stock
Tax on unallocated ESOP shares
Shares allocated to ESOP participants
Restricted stock - Long-Term Incentive Program                                                                         1
Balance at December 31, 1999                          157,572        23,428        $ 158           $ 165            $ (1)



                                                                 Accumulated                Unearned
                                                                    Other                   Employee                      Total
                                                 Comprehensive  Comprehensive  Retained   Compensation    Treasury     Stockholders'
Millions of dollars (shares in thousands)            Income          Loss      Earnings      - ESOP         Stock         Equity
Balance at December 31, 1996                                      $  (25)       $2,629         $ -         $(1,007)       $2,114
Put options, net                                                                                                              26
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                                                                                 7             9
  For employee savings and incentive plans                                                                      66             -
Common stock repurchase program                                                                               (340)         (340)
Effect of conversion of preferred shares held by ESOP                             (107)        (81)            530            57
Comprehensive income
  Net income                                           $659                        659
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments                        5
    Foreign currency translation adjustments            (81)
  Other comprehensive loss                              (76)         (76)
Comprehensive income                                   $583                                                                  583
Preferred stock dividends, net of income taxes                                      (7)                                       (7)
Cash dividends on common stock                                                    (100)                                     (100)
Shares allocated to ESOP participants                                                            1                             1
Restricted stock - Long-Term Incentive Program                                                                                 5
Balance at December 31, 1997                                       $(101)       $3,074        $(80)          $(744)       $2,348
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                                                                                 6            10
  For employee savings and incentive plans                                                                      42            70
Common stock repurchase program                                                                               (273)         (273)
Comprehensive income
  Net income                                           $403                        403
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments                        5
    Foreign currency translation adjustments             (8)
  Other comprehensive loss                               (3)          (3)
Comprehensive income                                   $400                                                                  400
Cash dividends on common stock                                                    (122)                                     (122)
Tax on unallocated ESOP shares                                                       2                                         2
Shares allocated to ESOP participants                                                           13                            13
Restricted stock - Long-Term Incentive Program                                                                                 1
Balance at December 31, 1998                                       $(104)       $3,357        $(67)          $(969)       $2,449
Net Issued:
  For the Dividend Reinvestment and Stock
   Purchase Plan                                                                                                               8
  For employee savings and incentive plans                                                                      (3)           78
Common stock repurchase program                                                                                (47)          (47)
Comprehensive income
  Net income                                           $291                        291
  Other comprehensive income (loss), net of
   income taxes
    Unrealized gains on securities, net of
      reclassification adjustments                        1
    Foreign currency translation adjustments            (57)
  Other comprehensive loss                              (56)         (56)
Comprehensive income                                   $235                                                                  235
Cash dividends on common stock                                                    (120)                                     (120)
Tax on unallocated ESOP shares                                                       2                                         2
Shares allocated to ESOP participants                                                           11                            11
Restricted stock - Long-Term Incentive Program                                                                                 1
Balance at December 31, 1999                                       $(160)       $3,530        $(56)        $(1,019)       $2,617

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

                                 Pages 22 and 23

CONSOLIDATED STATEMENT OF CASH FLOWS

Union Carbide Corporation and Subsidiaries

Increase (decrease) in cash and cash equivalents
Millions of dollars, for the year ended December 31,                    1999      1998     1997
Operations
  Income before cumulative effect of change in accounting principle   $  311     $ 403    $ 676
  Noncash charges (credits) to net income
    Depreciation and amortization                                        408       389      340
    Deferred income taxes                                                106       118       86
    Equity in earnings/losses of joint ventures, net of dividends
      received                                                            62       156      (10)
    Other                                                                 58         6       12
  Increase in working capital(a)                                        (297)      (86)    (144)
  Long-term assets and liabilities                                       (89)      (58)     (53)
Cash Flow From Operations                                                559       928      907
Investing
  Capital expenditures                                                  (764)     (782)    (755)
  Investments, advances and acquisitions, excluding cash acquired       (149)     (111)     (68)
  Proceeds from available-for-sale securities                             42        39       37
  Purchase of available-for-sale securities                              (50)      (47)     (38)
  Sale of fixed and other assets                                          30        11       13
Cash Flow Used for Investing                                            (891)     (890)    (811)
Financing
  Change in short-term debt (3 months or less)                           397       (23)     271
  Proceeds from short-term debt                                            2        22       51
  Repayment of short-term debt                                           (20)      (14)       -
  Proceeds from long-term debt                                           285       358       14
  Repayment of long-term debt                                           (231)       (4)     (30)
  Issuance of common stock                                                51        41       44
  Purchase of common stock                                               (51)     (276)    (337)
  Proceeds from subsidiary preferred stock                                 -         -      250
  Purchase of subsidiary preferred stock                                   -         -    (240)
  Payment of dividends                                                  (120)     (122)    (134)
  Other                                                                   11        10      (21)
Cash Flow From (Used for) Financing                                      324        (8)    (132)
  Effect of exchange rate changes on cash and cash equivalents             -        (1)      (1)
  Change in cash and cash equivalents                                     (8)       29      (37)
Cash and cash equivalents, beginning-of-year                              49        20       57
Cash and cash equivalents, end-of-year                                $   41     $  49    $  20
Cash paid for interest and income taxes:
    Interest (net of amount capitalized)                              $  153     $ 117    $  77
    Income taxes                                                          40        43      121
(a) Net change in certain components of working capital
    (excluding noncash transactions):
     Increase) decrease in current assets
       Notes and accounts receivable                                  $ (188)    $  77    $  53
       Inventories                                                       (14)      (63)     (63)
       Other current assets                                              (19)       (3)       -
     Decrease in payables and accruals                                   (76)      (97)    (134)
    Increase in working capital                                       $ (297)    $ (86)   $(144)

The Notes to Financial Statements on pages 25 through 43 should be read in conjunction with this statement.

NOTES TO FINANCIAL STATEMENTS

Index                                                 Page
  1  Summary of Significant Accounting Policies         25
  2  Supplementary Balance Sheet Detail                 27
  3  Supplementary Income Statement Detail              28
  4  Other Comprehensive Income (Loss)                  28
  5  Earnings Per Share                                 29
  6  Business and Geographic Segment Information        30
  7  Income Taxes                                       32
  8  Leases                                             33
  9  Joint Ventures                                     34
 10  Financial Instruments                              35
 11  Long-Term Debt                                     36
 12  Minority Interest                                  37
 13  Stockholders' Equity                               37
 14  Employee Stock Ownership Plan                      37
 15  Incentive Plans                                    38
 16  Retirement Programs                                40
 17  Commitments and Contingencies                      42
 18  The Dow Merger                                     43


NOTE 1
Summary of Significant Accounting Policies

     Nature of Operations - Union Carbide Corporation is engaged in two segments of the chemicals and plastics industry, Specialties & Intermediates and Basic Chemicals & Polymers. See
Note 6.

     Principles of Consolidation - The consolidated financial statements include the accounts of all significant subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in 20 percent- to 50 percent-owned partnerships and corporate investments (joint ventures) are reported under the equity method of accounting. Other investments are generally carried at cost.
     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounting Changes - 1997 through 1999 - Effective Jan. 1, 1999, the corporation adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position
(SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires the expensing of certain costs, such as preoperating expenses and organizational costs associated with an entity's startup activities. In accordance with this SOP's provisions, on Jan. 1, 1999, the corporation recognized a charge of $27 million ($20 million after-tax) as a cumulative effect of change in accounting principle, the majority of which represented formation costs associated with the corporation's joint ventures.
     Also effective Jan. 1, 1999, the corporation prospectively adopted the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The effect of this adoption was not material to the corporation's financial position or results of operations in the period of adoption.
     In 1998, the corporation adopted Statement of Financial Accounting Standards (Statement) No. 130, "Reporting Comprehensive Income," Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," and Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."
     In 1997, the corporation adopted Emerging Issues Task Force consensus on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." Effective Oct. 1, 1997, the corporation adopted the provisions of Issue 97-13 as a cumulative effect of change in accounting principle, reversing $28 million ($17 million after-tax) of costs previously capitalized from 1995 through the third quarter of 1997.

     Accounting Changes - Subsequent to 1999 - In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This Statement, as amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The corporation is evaluating the effect Statement No. 133 will have on its financial position and results of operations in the period of adoption.
     In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which summarizes the staff's views regarding the application of generally accepted accounting principles to selected revenue recognition issues. The corporation is evaluating whether SAB 101 will cause any change in its revenue recognition policies and procedures.

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

     Inventories - Inventories are stated at cost or market, whichever is lower. These amounts do not include depreciation and amortization, the impact of which is not significant to the financial statements.
     Approximately 68 percent of inventory amounts before application of the LIFO method at Dec. 31, 1999 (65 percent at Dec. 31, 1998) have been valued on the LIFO basis; the "average cost" method is used for the balance. It is estimated that if inventories had been valued at current costs, they would have been approximately $293 million and $224 million higher than reported at Dec. 31, 1999 and 1998, respectively.

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

     Revenue Recognition - Sales of products and services, and related costs and allowances, are recognized when title transfers to the purchaser, generally upon shipment, as services are rendered, or in relation to licensee production levels.

     Research and Development - Research and development costs are charged to expense as incurred. Depreciation expense applicable to research and development facilities and equipment is included in Depreciation and amortization in the Consolidated Statement of Income ($10 million in 1999, $11 million in 1998 and $12 million in 1997).

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

     Incentive Plans - The corporation measures compensation expense for certain employee stock purchases and the stock option portion of the Long-Term Incentive Plan using the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion 25, and makes pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting defined in Statement No. 123 had been applied. Compensation expense is recognized for other stock-based incentives issued under the Long-Term Incentive Plan and other programs.

NOTE 2
Supplementary Balance Sheet Detail

Millions of dollars, at December 31,                 1999        1998
Notes and accounts receivable
Trade                                              $  951      $  783
Other                                                 200         172
                                                    1,151         955
Less: Allowance for doubtful accounts                  19          22
                                                   $1,132      $  933
Inventories
Raw materials and supplies                         $  152      $  187
Work in process                                        45          41
Finished goods                                        483         439
                                                   $  680      $  667
Other current assets
Prepaid expenses                                   $   65      $   65
Net current deferred income tax assets                137         125
Other                                                  95          67
                                                   $  297      $  257
Property, plant and equipment
Land and improvements                              $  361      $  345
Buildings                                             433         437
Machinery and equipment                             7,441       7,080
Construction in progress and other                    822         547
                                                   $9,057      $8,409
Other assets
Deferred charges                                   $  250      $  228
Insurance recovery receivables                        109         104
Long-term receivables                                  25          27
Patents, trademarks and goodwill                       71          80
                                                   $  455      $  439
Other accrued liabilities
Accrued accounts payable                           $  333      $  314
Payrolls                                               62          56
Environmental remediation costs                        53          60
Postretirement benefit obligation                      41          38
Other                                                 189         202
                                                   $  678      $  670
Other long-term obligations
Environmental remediation costs                    $  155      $  160
Product liability costs                               110         107
Impairment of unused office space                      94         115
Postemployment benefits                                57          63
Other                                                 187         157
                                                   $  603      $  602
Accumulated other comprehensive loss
Foreign currency translation adjustments (a)       $ (168)     $ (111)
Unrealized gains on available-for-sale
  securities, net of tax (b)                            8           7

                                                   $ (160)    $  (104)

(a) The corporation does not record deferred income tax on foreign currency translation adjustments.
(b)   Net of $4 million of deferred income tax at Dec. 31, 1999 and 1998.

NOTE 3
Supplementary Income Statement Detail

Millions of dollars, for the year ended December 31,      1999     1998      1997
Selling, administrative and other expenses
Selling                                                  $ 94      $ 99      $124
Administrative                                             90       107       126
Other expenses                                             73        98        74
                                                         $257      $304      $324
Other income (expense) - net
Settlements of licensing business litigation             $ 50      $189      $  -
Investment and interest income                             36        26        27
Foreign currency adjustments                               (3)      (20)       (8)
Other                                                      19        46        18
                                                         $102      $241      $ 37
Interest expense
Interest incurred (a)                                    $176      $157      $130
Less: Interest capitalized and other adjustments           43        43        51
                                                         $133      $114      $ 79

(a) Includes $12 million in 1999, 1998 and 1997, representing the interest component of certain leases

NOTE 4
Other Comprehensive Income (Loss)

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


                                                                         Income Tax
Millions of dollars                                           Pre-tax      Effect     After-tax
Balance at December 31, 1996                                     $ (26)         $(1)      $ (25)
  Foreign currency translation adjustments                         (81)           -         (81)
  Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during period           8            3           5
   Reclassification adjustment for (gains) losses realized
     in net income                                                   -            -           -
   Unrealized gains on securities                                    8            3           5
Balance at December 31, 1997                                     $ (99)         $ 2       $(101)
  Foreign currency translation adjustments                          (8)           -          (8)
  Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during period           -            -           -
   Reclassification adjustment for (gains) losses realized
     in net income                                                   7            2           5
   Unrealized gains on securities                                    7            2           5
Balance at December 31, 1998                                     $(100)         $ 4       $(104)
  Foreign currency translation adjustments                         (57)           -         (57)
  Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during period          11            4           7
   Reclassification adjustment for (gains) losses realized
     in net income                                                 (10)          (4)         (6)
   Unrealized gains on securities                                    1            -           1
Balance at December 31, 1999                                     $(156)         $ 4       $(160)


NOTE 5
Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated as follows:

Millions of dollars (except share and per share amounts),
for the year ended December 31,                                     1999           1998            1997
Basic -
  Income before cumulative effect of change
   in accounting principle                                         $ 311          $ 403           $ 676
   Less:  Dividends on ESOP shares, pre-tax                            -              -              (9)
          Appreciation on ESOP shares redeemed for cash                -              -             (23)
  Income before cumulative effect of change
   in accounting principle, adjusted for basic calculation           311            403             644
  Cumulative effect of change in accounting principle                (20)             -             (17)
  Net income-common stockholders, adjusted for basic
    calculation                                                    $ 291          $ 403           $ 627
Weighted average shares outstanding for basic calculation    133,342,112    135,028,100     128,185,093
Earnings per share -
  Income before cumulative effect of change
   in accounting principle                                         $2.33          $2.98           $5.02
  Cumulative effect of change in accounting principle              (0.15)             -           (0.13)
  Net income-common stockholders                                   $2.18          $2.98           $4.89
Diluted -
  Income before cumulative effect of change in
   accounting principle, adjusted for basic calculation            $ 311          $ 403           $ 644
     Plus:  Dividends on ESOP shares, pre-tax                          -              -               9
     Less:  Additional ESOP contribution resulting from
              assumed conversion of ESOP shares                        -              -              (1)
  Income before cumulative effect of change
   in accounting principle, adjusted for diluted calculation         311            403             652
  Cumulative effect of change in accounting principle                (20)            -              (17)
  Net income-common stockholders, adjusted for diluted
    calculation                                                    $ 291          $ 403           $ 635
Weighted average shares outstanding for basic calculation    133,342,112    135,028,100     128,185,093
     Add:  Effect of stock options                             3,316,207      3,381,795       4,034,969
           Shares issuable upon conversion of the
             corporation's convertible ESOP shares                     -              -      11,739,036
Weighted average shares outstanding, adjusted
  for diluted calculation                                    136,658,319    138,409,895     143,959,098
Earnings per share -
  Income before cumulative effect of change
   in accounting principle                                         $2.27          $2.91           $4.53
  Cumulative effect of change in accounting principle              (0.14)             -           (0.12)
  Net income-common stockholders                                   $2.13          $2.91           $4.41

NOTE 6
Business and Geographic Segment Information

     The corporation has two operating segments, Specialties & Intermediates (S&I) and Basic
Chemicals & Polymers (BC&P). The S&I segment includes the corporation's specialty chemicals and polymers product lines, licensing, and solvents and chemical intermediates. The BC&P segment includes the corporation's ethylene and propylene manufacturing operations as well as the production of first-level ethylene and propylene derivatives-polyethylene, polypropylene, ethylene oxide and ethylene glycol. Each operating segment is a strategic business unit that offers products and services with different functionalities. They are managed separately because of the significant differences that exist in their products and services and in the methods required to produce, market and distribute them. In addition to its operating segments, the corporation's Other segment includes its non-core operations and financial transactions other than derivatives designated as hedges, which are included in the same segment as the item being hedged.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales of the BC&P segment include intersegment sales, principally ethylene oxide, which are made at the estimated market value of the products transferred. Administrative costs were allocated between the segments via a formula based on sales in 1999 and 1998, and a formula based on capital, overhead and sales in 1997; no significant difference in allocations between the segments resulted from the change in formula. Other costs and shared assets are principally allocated on the basis of pounds produced, gross fixed asset values or headcount, as appropriate. The corporation evaluates performance based on Income before interest expense and provision for income taxes (operating profit).
     Sales are attributed to countries based on customer ship-to addresses. Long-lived assets are principally composed of Net Fixed Assets, Companies carried at equity, and certain Other assets. Investments of the corporation are assigned to the country in which the investee has its principal offices. Net sales and long-lived assets by country and geographic area were as follows:

Millions of dollars,
for the year ended December 31,                  1999      1998      1997
Net Sales
United States, including
   Puerto Rico                                 $3,509    $3,355    $3,784
Canada                                            283       211       247
Europe & Middle East                              834       802       924
Latin America                                     382       408       431
Far East & Other                                  862       883     1,116
Total International Operations                 $2,361    $2,304    $2,718
                                               $5,870    $5,659    $6,502


Millions of dollars,
at December 31,                                   1999      1998     1997
Long-lived assets
United States, including
  Puerto Rico                                   $4,229    $4,290   $4,021
Canada                                             704       284      201
Europe & Middle East                               406       401      456
Latin America                                       79        91      111
Far East & Other                                   267       127      122
Total International Operations                  $1,456    $  903   $  890
Total Long-lived assets                          5,685     5,193    4,911
Current and other assets                        $2,272    $2,098   $2,053
Total Assets                                    $7,957    $7,291   $6,964

Millions of dollars                             S&I       BC&P    Other    Totals
1999
Net sales                                    $4,182     $1,688     $  -    $5,870
Intersegment revenues                             -        288        -       288
Segment revenues                              4,182      1,976        -     6,158
Depreciation and amortization                   262        146        -       408
Partnership income                                6          5        -        11
Operating profit (loss)                         607        (21)     (31)      555
Interest expense                                  -          -      133       133
Income (loss) from corporate investments
  carried at equity                              (1)         3        -         2
Segment assets                                4,603      3,137      217     7,957
Companies carried at equity                     314        442        -       756
Expenditures for segment assets                 355        558        -       913

1998
Net sales                                    $4,139     $1,520     $  -    $5,659
Intersegment revenues                             -        282        -       282
Segment revenues                              4,139      1,802        -     5,941
Depreciation and amortization                   247        142        -       389
Partnership income                               27          6        -        33
Operating profit (loss)                         833         20      (50)      803
Interest expense                                  -          -      114       114
Income (loss) from corporate investments
  carried at equity                               1        (67)       -       (66)
Segment assets                                4,403      2,686      202     7,291
Companies carried at equity                     298        326        -       624
Expenditures for segment assets                 480        413        -       893

1997
Net sales                                    $4,453     $2,049     $  -    $6,502
Intersegment revenues                             -        371        -       371
Segment revenues                              4,453      2,420        -     6,873
Depreciation and amortization                   214        126        -       340
Partnership income                              116         17        -       133
Operating profit (loss)                         667        386       (8)    1,045
Interest expense                                  -          -       79        79
Income (loss) from corporate investments
  carried at equity                               6         (3)       -         3
Segment assets                                4,146      2,540      278     6,964
Companies carried at equity                     277        413        -       690
Expenditures for segment assets                 508        315        -       823

     The operating profit of the S&I segment for 1999 includes a nonrecurring net gain of $50 million related to the favorable settlement of licensing business litigation in the second and third quarters of 1999.
     The operating profit of the S&I segment for 1998 includes a nonrecurring net gain of $189 million related to favorable settlements of licensing business litigation in the third and fourth quarters of 1998 and a $53 million reduction in earnings related to losses associated with Aspell Polymeres SNC in the third quarter of 1998.
     The operating profit of the S&I segment for 1997 includes a $12 million charge for the write-off of certain equipment associated with the corporation's ethylene propylene rubber project.

NOTE 7
Income Taxes

     The following is a summary of the U.S. and non-U.S.
components of Income Before Provision for Income Taxes:

Millions of dollars,
for the year ended December 31,            1999   1998    1997
U.S.                                       $329   $646    $897
Non-U.S.                                     93     43      69
                                           $422   $689    $966


The following is an analysis of income tax expense:

Millions of dollars, for the year                1999                1998                1997
ended December 31,                         Current  Deferred   Current   Deferred  Current  Deferred

U.S. Federal income taxes                    $(31)     $99       $100      $ 86      $154      $80
U.S. business and research and
  experimentation tax credits                   -      (23)       (27)        -       (14)       -
U.S. state and local taxes based on income     (5)      26          6        31         1        4
Non-U.S. income taxes                          38        4         20         1        52        2
                                                2      106         99       118       193       86
Provision for income taxes                        $108                $217                $279



     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                        1999                   1998

                                                Deferred     Deferred    Deferred     Deferred
Millions of dollars, at December 31,              Assets  Liabilities      Assets  Liabilities
Depreciation and amortization                        $ -        $ 733         $ -        $ 617
Postretirement and postemployment benefits           209            -         218            -
Environmental and litigation costs                    86            -          90            -
Sale/leaseback and related deferrals                  81            -          94            -
Other                                                247          219         207          214
Gross deferred tax assets and liabilities            623          952         609          831
Net deferred tax liability                                $329                      $222

     Net noncurrent deferred tax liabilities of $466 million ($347 million in 1998) are included in Deferred credits on the Consolidated Balance Sheet. Net current deferred income tax assets of $137 million ($125 million in 1998) are included in Other current assets. In 1999 and 1998, there were no benefits from non-U.S. net operating loss carryforwards.
     Undistributed earnings of affiliates intended to be reinvested indefinitely amounted to approximately $511 million at Dec. 31, 1999 ($488 million at Dec. 31, 1998). Determination of deferred taxes related to these earnings is not practicable.
     An analysis of the difference between Provision for income taxes and the amount computed by applying the statutory Federal income tax rate to Income Before Provision for Income Taxes is as follows:

                                              Percentage of Pre-Tax Income
For the year ended December 31,                 1999      1998       1997
Tax at statutory Federal rate                   35.0%     35.0%      35.0%
Taxes related to operations
   outside the U.S.                             (2.6)      0.7       (0.7)
U.S. state and local taxes
   based on income                               3.3       3.4        0.3
Foreign sales corporation                       (3.8)     (1.5)      (2.9)
Business credits                                (5.4)     (3.9)      (1.5)
Other, net                                      (0.9)     (2.2)      (1.3)
Consolidated effective
   income tax rate                              25.6%     31.5%      28.9%


NOTE 8
Leases

     Leases that meet the criteria for capitalization have been classified and accounted for as capital leases. For operating leases, primarily involving facilities and distribution equipment, the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Millions of dollars,
for the year ended December 31,
2000                                    $ 77
2001                                      76
2002                                      81
2003                                      74
2004                                      68
Subsequent to 2004                        98
Total minimum payments                   474
Future sublease rentals                   70
Net minimum rental commitments          $404

    The present value of the net minimum rental payments amounts to $309 million, of which $157 million pertains to the corporation's headquarters lease. Total lease and rental payments (net of sublease rental income of $10 million in 1999, $9 million in 1998 and $21 million in 1997) were $66 million for 1999, $64 million for 1998 and $62 million for 1997.

NOTE 9
Joint Ventures

     The following are financial summaries of 33 percent- to 50 percent-owned joint ventures included in Companies carried at equity. The corporation's most significant joint ventures classified as partnerships include UOP LLC; Petromont and Company, Limited Partnership; Aspell Polymeres SNC; World Ethanol
Company, and Univation Technologies, LLC.

                                                Partnerships
Millions of dollars                         1999      1998         1997
Net sales(a)                              $1,815    $1,905       $2,076
Cost of sales                              1,179     1,210        1,242
Depreciation                                 100       116           83
Partnership income                            14       154          249
UCC share of partnership
  income                                  $   11    $   33(b)    $  133

Current assets                            $  867    $  799       $  746
Noncurrent assets                            893       937          886
Total assets                               1,760     1,736        1,632
Current liabilities                          488       430          451
Noncurrent liabilities                       721       828          711
Total liabilities                          1,209     1,258        1,162
Net assets                                   551       478          470
UCC equity                                $  278    $  286       $  278

(a)   Includes $154 million net sales to the corporation in 1999
      ($140 million in 1998 and $208 million in 1997).
(b)   Includes $53 million of losses associated with Aspell
      Polymeres SNC.


     The corporation's joint ventures classified as corporate investments include Polimeri Europa S.r.l.; EQUATE Petrochemical Company K.S.C.; Nippon Unicar Company Limited; Alberta & Orient Glycol Company Limited; Asian Acetyls Co., Ltd.; the OPTIMAL Group (consisting of OPTIMAL Chemicals (Malaysia) Sdn Bhd, OPTIMAL Olefins (Malaysia) Sdn Bhd and OPTIMAL Glycols (Malaysia) Sdn Bhd), and several smaller entities.



                                          Corporate Investments
Millions of dollars                      1999         1998       1997
Net sales (a)                          $2,320       $2,151     $2,248
Cost of sales                           1,804        1,732      1,814
Depreciation                              248          256        109
Net income (loss)                         (48)        (195)        75
UCC share of net income (loss)         $    2       $  (66)    $    3


Current assets                         $1,318       $1,037     $  933
Noncurrent assets                       2,556        2,932      3,252
Total assets                            3,874        3,969      4,185
Current liabilities                       855          963        872
Noncurrent liabilities                  1,732        2,371      2,347
Total liabilities                       2,587        3,334      3,219
Net assets                              1,287          635        966
UCC equity (b)                         $  478       $  338     $  412

(a)  Includes $152 million net sales to the corporation in 1999
     ($157 million in 1998 and $156 million in 1997).

(b) At Dec. 31, 1999, the corporation's investment in EQUATE Petrochemical Company K.S.C. was $143 million less than its proportionate share of the company's underlying equity. Such amount is being amortized into income over the next eight years.


Dividends and distributions received from joint ventures and partnerships aggregated $75 million in 1999 ($123 million in 1998 and $126 million in 1997).

NOTE 10
Financial Instruments

     Fair values of financial instruments are estimated by using a method that indicates the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values of the financial instruments included on the Consolidated Balance Sheet were estimated as follows:

     Cash, Short-Term Receivables and Accounts Payable - At Dec. 31, 1999 and 1998, the carrying amounts approximate fair values because of the short maturity of these instruments.
     Outstanding foreign currency forward contracts and options used as a means of offsetting fluctuations in the dollar value of other foreign currency accounts receivable and payable and earnings fluctuations from anticipated foreign currency cash flows totaled $186 million at Dec. 31, 1999 ($220 million at Dec. 31, 1998). There were unrealized losses of $1 million and $13 million on these contracts at Dec. 31, 1999 and 1998, respectively, which were generally offset by changes in the U.S. dollar value equivalents of underlying foreign currency transactions.
     In addition to the above, at Dec. 31, 1999, the corporation held foreign currency options in the amount of $67 million ($199 million at Dec. 31,1998)(U.S. dollar equivalent) to hedge a commitment to lend money to fund construction of operating facilities at specific future dates by one of its foreign subsidiaries. Such commitment is supported by commitments to third parties. The premiums on the options and any gains or losses are being capitalized as part of the intercompany loan and amortized to income as an adjustment to the effective interest yield of such loan over its repayment term. At Dec. 31, 1999, a $3 million gain ($3 million loss at Dec. 31, 1998) had been capitalized.

     Investments - The corporation's investments in joint ventures and companies carried under the cost method generally involve entities for which it is not practicable to determine fair values.

     Long-Term Receivables - The fair values of long-term receivables are calculated using current interest rates and consideration of underlying collateral where appropriate. The fair values approximate the carrying values of $25 million and $27 million included in Other assets on the Consolidated Balance Sheet at Dec. 31, 1999 and 1998, respectively.

     Debt - The corporation uses various types of financial instruments, including interest rate swaps and forward rate agreements, to manage exposure to financial market risk caused by interest rate fluctuations. The corporation held no such instruments at Dec. 31, 1999. An interest rate swap held at Dec. 31, 1998 had a nominal carrying amount and fair value.

     Carrying Amounts and Fair Values - The carrying amounts and fair values of the corporation's Other investments and advances long-term receivables and debt financial instruments at Dec. 31, 1999 and 1998, are summarized in the table below. Fair values are based on quoted market values, where available, or discounted cash flows (principally long-term debt).


Millions of dollars,
at December 31,                     1999                    1998
                              Carrying       Fair     Carrying       Fair
Assets (Liabilities)            Amount      Value       Amount      Value
Investments and
  receivables                $    100     $   100      $   168    $   168
Short- and
  long-term debt               (2,651)     (2,592)      (2,222)    (2,266)

NOTE 11
Long-Term Debt

Millions of dollars, at December 31,       1999     1998
6.25%  Notes due 2003                    $  250   $  250
6.70%  Notes due 2009                       250        -
6.75%  Notes due 2003                       125      125
6.79%  Debentures due 2025(a)               250      250
7.00%  Notes due 1999                         -      175
7.50%  Debentures due 2025                  150      150
7.75%  Debentures due 2096(b)               200      200
7.875% Debentures due 2023                  175      175
8.75%  Debentures due 2022(c)               117      117
Floating Rate Public Notes due 2000         110      110
Pollution control and other
  facility obligations                      238      239
Other debt - various maturities
  and interest rates                          4       23
                                          1,869    1,814
Less: Payments to be made within 1 year       -       18
                                         $1,869   $1,796

(a) Holders may request redemption of these debentures from the corporation on June 1, 2005.
(b) The maturity may be shortened under certain circumstances to preserve the deductibility of interest payments for Federal income tax purposes.
(c) Redeemable at the option of the corporation on or after Aug. 1, 2002.


The corporation has a credit agreement with a group of banks permitting the corporation to borrow up to $1 billion at any time through Jan. 2002 with the option, subject to certain conditions, to increase the available credit by $250 million and to extend the maturity date of the agreement to maintain a five year term. The credit agreement permits the corporation to borrow funds under several different programs, including the euro-dollar, Certificate of Deposit (CD), Base Rate or Money Market London Interbank Offered Rate (LIBOR) programs. Maturity dates for these programs range from 30 days to twelve months. The interest rate for each of these programs is contingent on the euro-dollar, CD rate, Federal funds rate or LIBOR and is determined based on a calculation included in the agreement. The corporation must pay an annual facility fee based on the rating of the corporation's long-term debt securities by either Moody's Investors Service
Inc. or Standard & Poor's Ratings Services, as indicated in the agreement. As of Dec. 31, 1999, there were no outstanding amounts against this agreement. The corporation intends to refinance the Floating Rate Public Notes maturing in April 2000 by borrowing either under this credit agreement or under a prospective borrowing. Accordingly, such amount has been classified as long-term debt.
     In 1998, the corporation issued $110 million of Floating
Rate Public Notes due in April 2000. The Floating Rate Public Notes bear interest at a rate which is reset quarterly at the three-month LIBOR plus 0.65 percent. At Dec. 31, 1999, the interest rate on these notes was 6.87 percent.
     The corporation has an effective shelf registration statement available covering $500 million of public debt securities at Dec. 31, 1999.
     The corporation's credit agreement and the indentures under which notes and debentures are issued contain covenants normal for these types of instruments. These covenants place certain limits on the corporation's ability to sell assets, engage in sale-leaseback transactions, incur debt or create liens on assets. Furthermore, one covenant limits the corporation's ability to merge with another entity; however, this covenant would not be applicable to the way in which the corporation's merger with The Dow Chemical Company is structured. In addition, the credit agreement requires the corporation to meet leverage and interest coverage tests.
     Pollution control and other facility obligations represent state, commonwealth and local governmental bond financing of pollution control and other facilities and are treated for accounting and tax purposes as debt of the corporation. These tax-exempt obligations mature at various dates from 2000 through 2023 and had an average annual effective interest rate of 7.1 percent in 1999 (7.2 percent in 1998).
     The weighted average and effective interest rates on the corporation's fixed-rate debt, excluding pollution control and other facility obligations, were 7.3 percent in 1999 (7.5 percent in 1998). The corporation's weighted average interest rate on short-term borrowings outstanding as of Dec. 31, 1999 was 6.0 percent (6.0 percent at Dec. 31, 1998).
     Payments due on long-term debt in the four years following 2000 are: 2001, $10 million; 2002, $13 million; 2003, $380 million and 2004, $23 million.

NOTE 12
Minority Interest

     In Jan. 1997, a newly formed real estate investment trust subsidiary issued $250 million of preferred stock bearing a current dividend yield of 14 percent for 10 years and 1 percent thereafter. In Oct. 1997, the preferred shares were redeemed for $240 million.




NOTE 13
Stockholders' Equity

     Each outstanding share of common stock has identical rights in voting on corporate matters, dividends when declared, liquidation and other corporate matters.
     On Aug. 31, 1999, Rights entitling each holder of common stock to purchase a share of common stock from the corporation, under certain circumstances, expired unused.
     On Aug. 3, 1999, the board of directors rescinded the corporation's authorization to repurchase shares under the common stock repurchase authorization, subsequent to that date. Since inception of its share repurchase authorization in 1993 through Aug. 3, 1999, the corporation repurchased 56.4 million shares (1.0 million shares during 1999) out of a total authorization of 60 million shares, at an average effective price of $36.01 per share.
     During the course of the corporation's repurchase authorization, and in conjunction with it, put options were sold in a series of private placements entitling the holders to sell
12.9 million shares of common stock to UCC at specified prices upon exercise of the options. By Dec. 31, 1997, options representing 9.8 million common shares expired unexercised, while options representing 3.1 million shares were exercised for $129 million, or an average price of $40.94 per share. Premiums received during the course of the program were recorded as Additional paid-in-capital, reducing the average price of repurchased shares from $36.26 to $36.01 per share.


NOTE 14
Employee Stock Ownership Plan

     The Union Carbide Corporation Employee Stock Ownership Plan
(ESOP) is an integral part of the Savings and Investment Program (the Program) for employees. Substantially all full-time employees in the U.S. are eligible to participate in the ESOP through the allocation of shares of the corporation's common stock (ESOP shares) equivalent to the corporation's matching contribution of 75 percent of eligible employee contributions to the Program. In addition, eligible employees can receive the equivalent of up to twenty days pay in ESOP shares through the corporation's ESOP profit sharing plan. Participants' accounts are also allocated ESOP shares with a market value equal to the amount of dividends paid on their allocated shares.
      Under this plan, the corporation sold shares of a new series of convertible preferred stock to the ESOP for a $325 million note. The receivable from the ESOP is reflected as Unearned employee compensation - ESOP, a reduction of stockholders' equity. Dividends on shares held by the ESOP are paid to the ESOP and, together with company contributions, are used, in part, by the ESOP to make debt service payments on the loan. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the life of the loan.
     Each share of the corporation's preferred stock held by the ESOP was convertible into and had the same voting rights as one share of the corporation's common stock. The annual preferred dividend was $0.794 per share. In Oct. 1997, the trustee of the ESOP exercised its right to convert all outstanding ESOP preferred stock into ESOP shares. As a result of the conversion, the corporation's common stock outstanding at that date was increased by 15.4 million shares.
     Expense associated with the ESOP is recognized as incurred using the cost method and was $5 million in 1999 ($7 million in 1998 and 1997). At Dec. 31, 1999, 13.6 million common shares held by the ESOP were outstanding, 7.3 million of which were allocated to employees' accounts. During 1999, 1.2 million ESOP shares were allocated to employees' accounts.

NOTE 15
Incentive Plans

     The 1997 Union Carbide Long-Term Incentive Plan for key employees provides for granting incentive and nonqualified stock options; exercise payment rights; grants of stock, including restricted stock, and performance awards. Holders of options may be granted the right to receive payments of amounts equal to the regular cash dividends paid to holders of the corporation's common stock during the period an option is outstanding. The number of shares granted or subject to options cannot exceed six million under the Plan. Option prices are equal to the closing price of the corporation's common stock on the date of the grant, as listed on the New York Stock Exchange Composite Transactions. Options generally become exercisable two years after such date. Options may not have a duration of more than ten years. The option price may be settled in cash, common shares of the corporation currently owned by a participant, withholding stock shares from the exercise or a combination of these alternatives. Restricted stock award shares are entitled to vote and dividends are credited to the holder's account, but these shares are generally nontransferable for varying periods after the grant date. Once the vesting conditions are met, the shares become fully transferable. Performance awards may be paid in common stock, cash or other forms of property. No dividend-equivalent payment rights or performance awards were granted in 1999, 1998 or 1997.
     Prior plans still have options outstanding, whose terms are generally similar to nonqualified stock options under the 1997 Plan.
     Changes in outstanding fixed price options were as follows:


                                            1999                 1998                  1997
                                                Weighted             Weighted              Weighted
                                                 Average              Average               Average
                                                Exercise             Exercise              Exercise
Shares in thousands                   Shares       Price   Shares       Price    Shares       Price
Outstanding at January 1              12,792      $28.36   12,533      $25.48   12,782       $21.45
Granted                                1,749       60.44    1,514       43.88    1,508        46.31
Exercised                             (1,829)      16.80   (1,141)      15.60   (1,717)       13.45
Canceled or expired                      (41)      45.33     (114)      46.21      (40)       38.47
Outstanding at December 31            12,671      $34.40   12,792      $28.36   12,533       $25.48
Options exercisable at December 31     9,422                9,874                9,889

     Options were exercised during 1999 at prices ranging from $6.70 to $46.31 per share ($6.70 to $40.38 per share during 1998 and $6.70 to $45.63 per share during 1997).

The following table summarizes information about fixed price option shares outstanding at Dec. 31, 1999:

                                                                      Weighted
                                                Weighted Average       Average
                                      Shares           Remaining      Exercise
Shares in thousands              Outstanding    Contractual Life         Price
Range of Exercise Prices
$ 6.70 to $ 9.54                     1,456             1.6 years        $ 8.49
$16.75 to $21.63                     3,134             3.5 years         19.29
$28.63 to $43.88                     3,958(a)          6.7 years         37.41
$45.63 to $60.44                     4,123(b)          8.5 years         52.13
                                    12,671

 (a) At Dec. 31, 1999, 2.458 million options were exercisable at an average price of $33.47.
 (b) At Dec. 31, 1999, 2.374 million options were exercisable at an average price of $46.02.

     Had compensation cost related to the fixed price options been recorded at fair value on the dates of grant in accordance with Statement No. 123, the effect on the corporation's net income and EPS amounts would have been as follows:

Millions of dollars (except per share figures),
for the year ended December 31,        1999     1998     1997
Net income -
common stockholders
  As reported                         $ 291    $ 403    $ 652
  Pro forma                           $ 274    $ 388    $ 639

Basic EPS
  As reported                         $2.18    $2.98    $4.89
  Pro forma                           $2.06    $2.87    $4.79

Diluted EPS
  As reported                         $2.13    $2.91    $4.41
  Pro forma                           $2.01    $2.80    $4.32


     The Black-Scholes Option Pricing Model was used to estimate the fair values of options granted during 1999, 1998 and 1997. The assumptions used for these grants included a six-year average expected life for 1999 (seven-year average for 1998 and six-year average for 1997), and zero-coupon U.S. government risk free interest rates of 6.14%, 4.41%, and 5.92%; current dividend yields of 1.49%, 2.22%, and 1.73%, and volatility of 30.00%, 29.47%, and 28.77% for the years ended Dec. 31, 1999, 1998 and
1997, respectively. The weighted average fair values of options granted during the years 1999, 1998 and 1997 were $21.57, $15.15 and $15.54, respectively.
     In 1997, the board of directors approved the 1997 Union Carbide Corporation EPS Incentive Plan for a limited number of senior managers. The plan requires these senior managers to put an amount equivalent to a portion of one year's annual base pay at risk, up to 100 percent, should diluted earnings per share not equal or exceed $4.00 in the year 2000. The amount at risk is being deducted from compensation over three years. The amounts at risk have been converted to units equivalent to common stock using a $47.75 share price, the closing price of the corporation's common stock on the date the plan was approved by the board of directors. Participants are being credited with dividend-equivalents in the form of additional units. The plan is designed to grant awards if the corporation achieves $4.00 or more diluted earnings per share performance during 1999 and 2000. Participants could be awarded up to four times the number of units at risk for each of the years 1999 and 2000, depending on the extent to which the goals of the plan are exceeded. Awards, if any, under the plan will be in cash and paid in 2002, 2003 and 2004. Alternatively under the plan, awards may be granted and the payment schedule accelerated at the discretion of the Compensation & Management Development Committee of the board of directors should a change in control or certain actions or events occur which significantly affect the corporation's ability to reach the earnings per share performance goals during the performance period. Failure to meet the requirements of the plan will result in forfeiture of the amounts at risk. No award was earned for the 1999 year.

NOTE 16
Retirement Programs

     The noncontributory defined benefit retirement program of Union Carbide Corporation (U.S. Retirement Program) covers substantially all U.S. employees and certain employees in other countries. Pension benefits are based primarily on years of service and compensation levels prior to retirement. Pension coverage for employees of the corporation's non-U.S. consolidated subsidiaries is provided through separate plans, to the extent deemed appropriate. Obligations under such plans are principally provided for by depositing funds with trustees.
     The corporation provides health care and life insurance benefits (Other Benefits) for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are non-contributory. The corporation's significant retirement programs are its U.S. and Canadian plans. The funded status, actuarial assumptions, health care cost trends and components of net periodic benefit costs of these plans combined is as follows:


                                        Pension Benefits      Other Benefits
Millions of dollars, for the year
ended December 31,                       1999         1998       1999      1998
Change in plan assets
  Fair value of plan assets,
    beginning-of-year                  $4,311       $3,769     $   14    $   17
  Actual gain on plan assets              308          736          2         6
  Foreign currency exchange
    rate changes                           10          (12)         -         -
  Employer contribution                     -            -          1         -
  Benefits paid                          (189)        (182)        (9)       (9)
  Fair value of plan assets,
    end-of-year                        $4,440       $4,311     $    8    $   14

Change in benefit obligation
  Benefit obligation,
    beginning-of-year                  $3,472       $3,278     $  443    $  503
  Service cost                             65           60         13        14
  Interest cost                           204          205         26        30
  Amendments/curtailments                  (1)           -          -       (93)
  Plan participants'
    contributions                           -            -         23        22
  Foreign currency exchange
    rate changes                            6           (7)         -        (1)
  Actuarial loss (gain)                  (384)         129        (16)       27
  Benefits paid (a)                      (201)        (193)       (58)      (59)
  Benefit obligation, end-of-year      $3,161       $3,472      $ 431     $ 443
Funded status                          $1,279        $ 839      $(423)    $(429)

(a) Includes nonfunded plan benefits paid directly by the corporation.


The funded status is composed of the following elements:

                                          Pension Benefits     Other Benefits
Millions of dollars, at December 31,        1999       1998      1999      1998
Unrecognized net actuarial gain (loss)    $1,244       $818     $ (20)    $ (34)
Unrecognized transition asset                 17         29         -         -
Unrecognized prior service (cost) credit     (10)       (14)       70        93
Prepaid benefit cost                          38         30         6         -
Accrued benefit cost                         (10)       (24)     (479)     (488)
Funded status                             $1,279       $839     $(423)    $(429)

     The Other Benefits benefit obligation is net of $91 million at Dec. 31, 1999 ($99 million at Dec. 31, 1998), which is reimbursed to the corporation in part by previously owned businesses under ongoing benefit-sharing agreements.

Benefit obligations are valued using the 1994 Uninsured Pensioner
Mortality Table. The actuarial assumptions used were as follows:

                                        Pension Benefits     Other Benefits

At December 31,                             1999      1998      1999      1998
Discount rate for determining benefit
  obligation                               7.25%     6.00%     7.25%     6.00%
Expected long-term rate of return on
  plan assets                              9.50%     8.00%     8.00%     8.00%
Rate of increase in compensation levels    5.00%     3.25%        -         -



Health care costs are projected to increase as follows:

                                                    Medicare          Medicare
                                      Pre-   Supplement Plan  Alternative Plan
                                  Medicare
Immediate                            7.25%             7.55%            14.75%
Ultimate                             5.75%             5.75%             5.75%
Year ultimate trend is reached       2004              2004              2014




Millions of dollars, for the        Pension Benefits        Other Benefits
year ended December 31,           1999      1998    1997   1999    1998   1997
Components of net periodic
  benefit costs
Service cost                      $ 65      $ 60    $ 51   $ 13    $ 14   $ 14
Interest cost                      204       205     206     26      30     33
Expected return on plan assets    (269)     (242)   (233)    (1)     (1)    (2)
Amortization of transition
   obligation                      (12)      (12)    (12)     -       -      -
Amortization of prior service
   costs (credits)                   3         3       3    (24)    (29)   (21)
Recognized net actuarial gains       -        (1)     (1)     -       -      -
Net periodic benefit (credits)
   costs                          $ (9)     $ 13    $ 14   $ 14    $ 14    $ 24


     The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the company's expressed intent to control these costs. On July 1, 1998, the corporation adopted certain amendments which become effective between Jan. 1, 1999 and Jan. 1, 2001. These amendments encourage retirees to transfer their health care coverage into lower costing plans and usually to choose generic drugs. Effective Jan. 1, 1999, certain retirees pay a greater percentage of premium contributions. In addition, the plan provides that the corporation's per individual subsidy for pre-Medicare and Medicare medical coverage is capped at two times its subsidy to the company-sponsored plans in 2000.
     The corporation funded postretirement benefits for certain retirees who retired prior to Dec. 31, 1988. The funds are invested primarily in common stocks.
     At Dec. 31, 1999, the effect on the accumulated postretirement benefit obligation of a one-percentage-point change in assumed health care cost trend rates would be as follows:


                                         1999                      1998
                                  1 Percentage Point        1 Percentage Point
Millions of dollars              Increase     Decrease     Increase    Decrease
Effect on total of service and
  interest cost components            $ 2        $ (2)          $ 3       $ (3)

Effect on postretirement
  benefit obligation                  $18        $(20)          $28       $(30)



Deferred Compensation

     The corporation provides an unfunded, nonqualified deferred compensation plan to certain key employees, offering them an election to defer a portion of their gross pay. The corporation's obligation to employees is adjusted to reflect changes in the market values of employees' investment choices. With limited exceptions, participants' deferred account balances are scheduled for payment at or after full retirement.

NOTE 17
Commitments and Contingencies

     Purchase Agreements - The corporation has three major agreements for the purchase of ethylene-related products and two other purchase agreements in the U.S. and Canada. Total purchases under these agreements were $229 million, $196 million and $245 million in 1999, 1998 and 1997, respectively. The net present value of the fixed and determinable portion of obligations under these purchase commitments at Dec. 31, 1999 (at current exchange rates, where applicable) is presented in the following table:


Millions of dollars,
for the year ended December 31,
2000                                    $ 41
2001                                      29
2002                                      25
2003                                      22
2004                                      17
2005 through 2014                         69
Total                                   $203



     Environmental - The corporation is subject to loss contingencies resulting from environmental laws and regulations, which include obligations to remove or remediate the effects on the environment of the disposal or release of certain wastes and substances at various sites. The corporation has established accruals in current dollars for those hazardous waste sites where it is probable that a loss has been incurred and the amount of the loss can reasonably be estimated. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation, the allocation of responsibility among potentially responsible parties and the assertion of additional claims. The corporation adjusts its accruals as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made and to reflect new and changing facts.
     At Dec. 31, 1999, the corporation had established environmental remediation accruals in the amount of $208 million ($220 million in 1998). These accruals have two components, estimated future expenditures for site investigation and cleanup and estimated future expenditures for closure and postclosure activities. In addition, the corporation had environmental loss contingencies of $108 million at Dec. 31, 1999.
     The corporation has sole responsibility for the remediation of approximately 40 percent of its environmental sites for which accruals have been established. These sites are well advanced in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1999 included $165 million for these sites ($169 million at Dec. 31, 1998), of which $51 million ($65 million at Dec. 31, 1998) was for estimated future expenditures for site investigation and cleanup and $114 million ($104 million at Dec. 31, 1998) was for estimated future expenditures for closure and postclosure activities. In addition, $65 million of the corporation's environmental loss contingencies at Dec. 31, 1999 related to these sites. The three sites with the largest total potential cost to the corporation are nonoperating sites. Of the above accruals, these sites accounted for $60 million ($50 million at Dec. 31, 1998), of which $21 million ($23 million at Dec. 31, 1998) was for estimated future expenditures for site investigation and cleanup and $39 million ($27 million at Dec. 31, 1998) was for estimated future expenditures for closure and postclosure activities. In addition, $43 million of the above environmental loss contingencies related to these sites.
     The corporation does not have sole responsibility at the remainder of its environmental sites for which accruals have been established. All of these sites are in the investigation and cleanup stage. The corporation's environmental accruals at Dec. 31, 1999 included $43 million for estimated future expenditures for site investigation and cleanup at these sites ($51 million at Dec. 31, 1998). In addition, $43 million of the corporation's environmental loss contingencies related to these sites. The largest three of these sites are nonoperating sites. Of the above accruals, these sites accounted for $15 million ($19 million at Dec. 31, 1998) for estimated future expenditures for site investigation and cleanup. In addition, $17 million of the above environmental loss contingencies related to these sites.

     Worldwide expenses related to environmental protection for compliance with Federal, state and local laws regulating solid and hazardous wastes and discharge of materials to air and water, as well as for waste site remedial activities, totaled $118 million in 1999, $91 million in 1998 and $100 million in 1997.
     Other - The corporation severally guaranteed 45 percent (approximately $603 million at Dec. 31, 1999) of EQUATE Petrochemical Company's debt and working capital financing needs. Certain completion and financial tests supporting the corporation's guarantee were achieved and on Feb. 4, 2000, a substantial portion of this guarantee was released. Subsequent to this date, the corporation's continuing several debt guarantee has been reduced to an amount of up to $184 million. The corporation has also severally guaranteed certain sales volume targets until EQUATE's sales capabilities are proved. In addition, the corporation has pledged its shares in EQUATE as security for EQUATE's debt. The corporation has political risk insurance coverage for its equity investment and most of its remaining several guarantee of EQUATE's debt.
     The corporation and its consolidated subsidiaries had additional contingent obligations at Dec. 31, 1999, totaling $118 million, of which $34 million related to guarantees of debt.

     Litigation - The corporation and its consolidated subsidiaries are involved in a number of legal proceedings and claims with both private and governmental parties. These cover a wide range of matters, including, but not limited to: product liability; trade regulation; governmental regulatory proceedings; health, safety and environmental matters; employment; patents; contracts; and taxes. In some of these legal proceedings and claims, the cost of remedies that may be sought or damages claimed is substantial.
     The corporation has recorded nonenvironmental litigation accruals of $129 million and related insurance recovery receivables of $109 million. At Dec. 31, 1999, the corporation had net nonenvironmental litigation loss contingencies of $52 million.
     While it is impossible at this time to determine with certainty the ultimate outcome of any legal proceedings and claims referred to in this note, management believes that adequate provisions have been made for probable losses with respect thereto and that such ultimate outcome, after provisions therefor, will not have a material adverse effect on the consolidated financial position of the corporation, but could have a material effect on consolidated results of operations in a given quarter or year. Should any losses be sustained in connection with any of such legal proceedings and claims in excess of provisions therefor, they will be charged to income when determinable



Note 18
The Dow Merger

     On Aug. 3, 1999, the corporation and The Dow Chemical Company (Dow) entered into an Agreement and Plan of Merger providing for the merger of a subsidiary of Dow with and into the corporation. As a result of the merger, the corporation will become a wholly-owned subsidiary of Dow and the corporation's shareholders will receive 0.537 of a share of Dow common stock for each share of UCC common stock they own as of the date of the merger. On Dec. 1, 1999, UCC shareholders approved the merger agreement. The merger is subject to certain conditions including review by antitrust regulatory authorities in the United States, Europe and Canada.

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




/s/William H. Joyce                       /s/John K. Wulff
William H. Joyce                          John K. Wulff
Chairman, President and                   Vice-President, Chief Financial
Chief Executive Officer                   Officer and Controller
Danbury, Conn.
Jan. 26, 2000




Independent
Auditors' Report

KPMG LLP


To the Stockholders and Board of Directors of Union Carbide
Corporation:

     We have audited the accompanying consolidated balance sheet of Union Carbide Corporation and subsidiaries as of Dec. 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended Dec. 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Carbide Corporation and subsidiaries at Dec. 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended Dec. 31, 1999, in conformity with generally accepted accounting principles.




/s/KPMG LLP
KPMG LLP
Stamford, Conn.
Jan. 26, 2000

QUARTERLY DATA

Union Carbide Corporation and Subsidiaries

Millions of dollars                       1Q        2Q        3Q             4Q       Year
1999
  Net sales                          $1,402     $1,418    $1,498         $1,552    $5,870
  Cost of sales                       1,032      1,105     1,232          1,240     4,609
  Gross profit                          370        313       266            312     1,261
  Depreciation and amortization         104         95       103            106       408
  Operating profit                      179        145(a)    123(a)         108       555
  Income before cumulative
    effect of change in
      accounting principle               77         63        77             94       311
  Cumulative effect of change
    in accounting principle             (20)         -         -              -       (20)
  Net income                             57         63        77             94       291
1998
  Net sales                          $1,561     $1,459    $1,350         $1,289    $5,659
  Cost of sales                       1,161      1,087     1,036          1,010     4,294
  Gross profit                          400        372       314            279     1,365
  Depreciation and amortization          95         98        95            101       389
  Operating profit                      232        203       190(b)(c)      178(b)    803
  Net income                            142        118        76             67       403


(a) Includes $12 million in the second quarter and $38 million in the third quarter of favorable litigation settlements related to the licensing business.
(b) Includes $118 million in the third quarter and $71 million in the fourth quarter of favorable litigation settlements related to the licensing business.
(c) Includes $53 million in losses associated with Aspell Polymeres SNC, the corporation's joint venture in France.


Dollars per common share                         1Q          2Q         3Q         4Q       Year
1999
  Basic -
    Income before cumulative effect of
        change in accounting principle       $ 0.57      $ 0.47     $ 0.58     $ 0.70     $ 2.33
    Cumulative effect of change in
        accounting principle                  (0.14)          -          -          -      (0.15)
    Net income - common stockholders           0.43        0.47       0.58       0.70       2.18
  Diluted -
    Income before cumulative effect of
        change in accounting principle         0.56        0.46       0.57       0.68       2.27
    Cumulative effect of change in
        accounting principle                  (0.14)          -          -          -      (0.14)
    Net income - common stockholders           0.42        0.46       0.57       0.68       2.13
  Cash dividends declared                     0.225       0.225      0.225      0.225       0.90
  Market price - high(a)                    47.7500     56.8750    65.8750    67.7500    67.7500
  Market price - low(a)                     37.1250     45.3125    44.3750    52.7500    37.1250
1998
  Basic -
    Net income - common stockholders         $ 1.03      $ 0.87     $ 0.56     $ 0.50     $ 2.98
  Diluted -
    Net income - common stockholders           1.01        0.85       0.55       0.49       2.91
  Cash dividends declared                    0.2250      0.2250     0.2250     0.2250       0.90
  Market price - high(a)                    50.3125     55.7500    55.6250    46.2500    55.7500
  Market price - low(a)                     40.1250     45.3125    36.7500    37.4375    36.7500

(a)  Prices are based on New York Stock Exchange Composite Transactions.

                             Page 45

CORPORATE INFORMATION


2000 Annual Meeting

The 2000 annual meeting of stockholders will be held on Wednesday, April 26, at the John C. Creasy Health Education Center, 24 Hospital Ave., Danbury, CT 06810, beginning at 10 a.m.
     A notice of the annual meeting, a proxy statement and a proxy voting card will be mailed to each stockholder in March, together with a copy of this annual report.


General Offices

The general offices of Union Carbide Corporation are located at 39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-
2000).


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


Form 10-K

A Form 10-K report for the year ended Dec. 31, 1999, will be available in April 2000. A copy without exhibits may be obtained without charge by writing to Union Carbide Corporation, Bruce D. Fitzgerald, secretary, 39 Old Ridgebury Road, Danbury, CT 06817-0001.


Charitable Contributions Booklet

Union Carbide annually publishes a booklet that lists organizations receiving charitable, educational, cultural or similar grants of $250 or more from the corporation. The booklet is available on written request to the secretary.


RESPONSIBLE CARE Progress Report

This report covers health, safety and environmental progress at Union Carbide. Information includes performance data for U.S. and other worldwide locations, RESPONSIBLE CARE goals, and progress Carbide made in 1999. To obtain a copy, write to Union Carbide Corporation, Public Affairs Department, Section L4-505,
39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 800-552-
5272).


Inquiries


-Inquiries from the public about Union Carbide and its products and services should be directed to the Corporate Information
Center, Union Carbide Corporation, Section N-0, 39 Old Ridgebury
Road, Danbury, CT 06817-0001 (Telephone: 203-794-5300).

-Inquiries about stockholder accounts and dividend reinvestment should be directed to Union Carbide Corporation, William H.
Smith, manager, Shareholder Services Department, Section G1-328,
39 Old Ridgebury Road, Danbury, CT 06817-0001 (Telephone: 203-794-
3350).

-Investors, financial analysts and portfolio managers should direct questions about Union Carbide to Union Carbide
Corporation, D. Nicholas Thold, director of investor relations, Investor Relations Department, Section E4-286, 39 Old Ridgebury
Road, Danbury, CT 06817-0001 (Telephone: 203-794-6440).

-Financial journalists should direct questions to Union Carbide
Corporation, Sean Clancy, director, corporate communications, Public Affairs Department, Section L4-501, 39 Old Ridgebury Road,
Danbury, CT 06817-0001 (Telephone: 203-794-6976).

-Information about Union Carbide also may be found on the Internet at www.unioncarbide.com. Union Carbide's site provides information in six categories: general, financial, business, investment recovery, RESPONSIBLE CARE and recruitment.

DIRECTORS & CORPORATE OFFICERS

Directors

C. Fred Fetterolf
Retired director, president and chief operating officer of Aluminum Company of America. A UCC director since 1987, he chairs the Health, Safety & Environmental Affairs (HS&EA) Committee and serves on the Audit, Compensation & Management Development,
Executive and Nominating Committees.


Rainer E. Gut
Chairman of Credit Suisse Group, Credit Suisse First Boston and
Credit Suisse, all of Switzerland. A UCC board member since 1994, he chairs the Finance and Pension Committee and is a member of the Compensation & Management Development and Nominating
Committees.


Vernon E. Jordan, Jr.
Senior managing director of Lazard Freres & Co. He is chairman of the Nominating Committee and a member of the Executive, Finance &
Pension and Public Policy Committees. He has been a board member since 1987.


William H. Joyce
Chairman, president and chief executive officer of Union Carbide
Corporation. A director since 1992, he is chairman of the Executive Committee.


Robert D. Kennedy
Retired chairman and chief executive officer of Union Carbide
Corporation. He serves on the Audit, Executive, Nominating and
Public Policy Committees and has been a director since 1985.


Ronald L. Kuehn, Jr.
Director and chairman of El Paso Energy Corporation. A UCC board member since 1984, he chairs the Compensation & Management
Development Committee and serves on the Executive, Finance &
Pension and HS&EA Committees.


Rozanne L. Ridgway
Former assistant secretary of state for Europe and Canada. A director since 1990, she chairs the Public Policy Committee and is a member of the Audit, HS&EA and Nominating Committees.


James M. Ringler
Vice-Chairman of Illinois Tool Works Inc. He has been a director since 1996 and is chairman of the Audit Committee and a member of the Compensation & Management Development, Finance & Pension and
HS&EA Committees.

Paul J. Wilhelm
President of the U.S. Steel Group of USX Corporation and a director of that corporation. Elected a director in 1998, he serves on the Audit, Finance & Pension, HS&EA and Public Policy
Committees.




Corporate Officers              Other Senior Management

William H. Joyce                David L. Brucker
Chairman of the Board,          Vice-President, Engineering
President and Chief Executive   and Operations
Officer
                                Graham S. Cattell
Joseph S. Byck                  Vice-President, Engineering
Vice-President, Strategic
Planning, Investor Relations    Ron J. Cottle
and Public Affairs              Vice-President, Health,
                                Safety and Environment
Bruce D. Fitzgerald
Vice-President, General         John R. Dearborn
Counsel and Secretary           Vice-President, General
                                Manager, UNIPOL Systems
James F. Flynn
Vice-President, General         R. Duane Dickson
Manager, Solvents,              Vice-President, General
Intermediates and Monomers      Manager, Industrial
                                Performance Chemicals
Malcolm A. Kessinger
Vice-President, Human           Linda A. Koffenberger
Resources                       Vice-President, General
                                Manager, UCAR Emulsion
Lee P. McMaster                 Systems (UES)
Vice-President, General
Manager, Specialty Polymers     Kevin P. Lynch
and Products                    Vice-President, General
                                Manager, UNIPOL Polymers
Joseph C. Soviero
Vice-President, Corporate       Scott C. Mason
Ventures                        Vice-President, Supply Chain
                                Logistics
Roger B. Staub
Vice-President                  Philip F. McGovern
                                Vice-President, Tax
John K. Wulff
Vice-President, Chief           Gregory N. Nelson
Financial Officer and           Vice-President, Purchasing
Controller
                                Daniel C. Scheid
                                Vice-President, General
                                Manager, Ethylene
                                Oxide/Glycol and Information
                                Technology Services

                                Lee C. Stewart
                                Vice-President and Treasurer

                                Vince F. Villani
                                Vice-President, General
                                Manager, Olefins

                                Donald R. Wood
                                Vice-President, General
                                Manager, Polypropylene
                                Resins and Elastomers

                                John P. Yimoyines
                                Vice-President, General
                                Manager, Specialty
                                Polyolefins

Union Carbide
around the World*


United States & Puerto Rico
  California             New Jersey
  Colorado               New York
  Connecticut            North Carolina
  District of Columbia   South Carolina
  Georgia                Texas
  Illinois               Vermont
  Louisiana              West Virginia
                         Puerto Rico

Canada
  Alberta                Quebec
  Ontario

Europe
  Austria                Spain
  Belgium                Sweden
  France                 Switzerland
  Germany                Turkey
  Italy                  United Kingdom
  Russia

Latin America
  Argentina              Ecuador
  Brazil                 Guatemala
  Chile                  Mexico
  Colombia               Peru
  Costa Rica             Venezuela

Far East & Other
  Australia              Philippines
  China                  Singapore
  Egypt                  South Africa
  Hong Kong              South Korea
  Indonesia              Sri Lanka
  Japan                  Taiwan
  Jordan                 Thailand
  Malaysia               United Arab Emirates
  Morocco

*Excluding Joint venture locations




Definition of Terms

Unless the context otherwise requires, the terms below refer to the following:


         Union Carbide Corporation,           Union Carbide Corporation,
             Union Carbide,Carbide,           the parent company, and its
          the corporation, we, our,           consolidated subsidiaries
                   the company, UCC

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


CARBITOL, CARBOWAX, CELLOSIZE, CELLOSOLVE, CYRACURE, ELASTOFLO,
FLEXOL, FLEXOMER, NEULON, NORKOOL, LP OXO, POLYOX, POLYPHOBE,
SELEXOL, TERGITOL, TONE, TRITON, TUFLIN, UCAR, UCARSOL,
UCARTHERM, UCON, UCURE, UNICARB, UNIPOL, and UNION CARBIDE are trademarks of Union Carbide.

RESPONSIBLE CARE is a registered service mark of the Canadian
Chemical Producers Association and the Chemical Manufacturers
Association.

EMKADIXOL is a trademark of ICI France S.A. and licensed to Union
Carbide.

EQUATE is a trademark of EQUATE Petrochemical Company K.S.C. of Kuwait.

(Recycle Symbol) Printed on Recycled, Recyclable Paper
Printed in U.S.A.

(Back Cover)

(UNION CARBIDE LOGO)
Union Carbide Corporation
39 Old Ridgebury Road
Danbury, Connecticut  06817-0001


UC-1970